 Filed Pursuant to Rule 424(b)(4)
 Registration No. 333-257525
PROSPECTUS
8,000,000 Shares
Common Stock
This is the initial public offering of shares of common stock to be sold in the offering.
Prior to this offering, there has been no public market for the common stock. The initial public offering price per share of our common stock is $20.00. We have been approved to list our common stock on the Nasdaq Global Select Market, or the Nasdaq, under the symbol “OB.”
We are an “emerging growth company” under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.
Investing in our common stock involves substantial risks. See “Risk Factors” beginning on page 13 to read about factors you should consider before buying shares of stock.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete.
Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$20.00	$160,000,000
Underwriting discounts and commissions(1)	$1.40	$11,200,000
Proceeds to us (before expenses)	$18.60	$148,800,000

(1)
See “Underwriting” for a description of compensation payable to the underwriters.

We have granted the underwriters a 30-day option to purchase up to an additional 1,200,000 shares of common stock from us at the public offering price less the underwriting discount.
Private investment funds managed by The Baupost Group, L.L.C. (the “Baupost Investors”) have indicated an interest in directly or indirectly purchasing up to 9.9% of the total shares offered and sold by us in this offering. Because this indication of interest is not a binding agreement or commitment to purchase, the Baupost Investors could determine to purchase more, less or no shares in this offering, or the underwriters could determine to sell more, less or no shares to the Baupost Investors. The underwriters will receive the same discount on any of our shares purchased by the Baupost Investors as they will from any other shares sold to the public in this offering.

The underwriters expect to deliver the shares of common stock to purchasers on or about July 27, 2021.

Citigroup	Jefferies	Barclays	Evercore ISI
JMP Securities	Needham & Company	LUMA Securities
July 22, 2021

Outbrain

We Recommend™

We Recommend stories, videos and products that millions of users love, every day.
We partner with some of the world's most prestigious media owners.
We help tens of thousands of advertisers reach a global audience of ~1 billion engaged users.

We are the recommendation operating system for the open web.

NEW YORK POST
Smartfeed
Northern lights may be visible in parts of the US this weekend
The Washington Post
With travel podcasts, explore the world through your ear buds
NASA announces it's looking for companies to help mine on the moon

Q1 2021

$228M	$53M	$60M	$11M	$21M
Revenue	Gross Profit	Ex-TAC Gross Profit[1]	Net Income	Adj. EBITDA[1]
29%	64%	49%	20%	34%
YoY Revenue Growth	YoY Gross Profit Growth	YoY Ex-TAC Gross Profit Growth[1]	Net Income % of Gross Profit	Adj. EBITDA % of Ex-TAC Gross Profit[1]

The Operating System Powering Recommendations for the World's Leading Media Owners

Digital media owners on the open web use Outbrain as the operating system enabling their recommendation feed. Outbrain's Smartfeed™ technology intelligently combines editorial recommendations with native advertising. Using billions of 1st-party data signals and contextual data, Outbrain's AI technology delivers a personalized user experience to ~1B monthly unique users.

Always-On | Typically Exclusive | Powering 100% of the Feed

STORIES & VIDEOS
NATIVE ADS
PERSONALIZATION AI ENGINE
1ST-PARTY & CONTEXTUAL DATA
More from Sky
sky news
Olympic star Callum Skinner creates cycling glasses that allow riders to see behind them
Watch live: NASA shares new images from Mars - and reveals what rover will do next
Australian Open: Women's Draw as Naomi Osaka wins fourth Grand Slam title
Sponsored link
Take mopping off your mind, and your to-do list
iRobot®

>7,000
Digital Media Properties[1]

Over $3B
of Direct Revenue Generated for Digital Media Owners[1]

~1B
Unique Monthly Users[2]

1B+
Data Events Per-Minute[1]

[1]Source: Outbrain Internal Systems [2]Source: Comscore, Jan 2020

User-Engagement and ROAS-Driven Native Advertising

Smartfeed
10 Evidence Based Health Facts About Coffee
Houseplants that are safe for all house guests and pets
Picture yourself somewhere new.
Master your own kitchen with these simple recipes
Download App
The best new headphones on the market right now

Highlight Reel **Carousel** **App Install** **Video**

Advertisers looking to engage their target audiences outside of the "walled gardens" use Outbrain's Amplify™ product to reach their desired audiences. We provide advertisers advanced targeting technologies and a variety of engaging native ad formats, such as video, carousels, app install ads, and more. Outbrain aggregates exclusive access to thousands of the world's most prestigious media owners for over 20,000 advertisers.

>20,000

Direct Advertisers[1] in 2020

[1]Source: Outbrain Internal Systems

Neither we nor the underwriters have authorized anyone to provide information different from that contained in this prospectus, any amendment or supplement to this prospectus or in any free writing prospectus prepared by us or on our behalf. Neither we nor the underwriters take any responsibility for, and can provide no assurance as to the reliability of, any information other than the information in this prospectus and any free writing prospectus prepared by us or on our behalf. Neither the delivery of this prospectus nor the sale of our common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or the solicitation of an offer to buy these shares of common stock in any circumstances under which such offer or solicitation is unlawful.
Through and including August 16, 2021 (the 25th day after the date of this prospectus) all dealers that effect transactions in our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealer’s obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

Summary
This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all the information that you should consider before deciding to invest in our common stock. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. Unless the context otherwise requires, the terms “Outbrain,” “we,” “us,” “our” and “the company” in this prospectus refer to Outbrain Inc. and its consolidated subsidiaries.
Our mission is to help digital media owners thrive by recommending content, products and services that their users love.
Outbrain is a leading recommendation platform powering the open web. Founded in 2006, we pioneered the online content recommendation category. Today our platform enables over 7,000 online properties, including many of the world’s most prestigious publications, helping them engage their users and monetize their visits. Fueled by over 1 billion data events gathered each minute, our platform matches audiences with personalized content and ads, driving quality engagement while delivering efficient, sustainable monetization.
Over the past decade, consumers have become increasingly accustomed to seeing highly curated digital content and ads that align with their unique interests. Similar to the way in which social media and search have simplified discovery by synthesizing billions of consumer data points to offer personalized feeds, we provide media partners with a platform that encompasses data scale as well as prediction and recommendation capabilities, helping them deliver a personalized feed of recommendations tailored to their users, based on user interests, preferences, and context. We are a mobile-first company and our Smartfeed™ technology and recommendations are highly effective on mobile devices. We generated over 66% of our revenue on mobile platforms in 2020.
Since inception, we have been guided by the same core principles pertaining to our three constituents: media partners, users, and advertisers.
Media Partners.   We are committed to the long-term success of our media partners. Consistent with this philosophy, we focus on developing trusted, transparent, typically exclusive, multi-year partnerships with media partners, both traditional and in new and rapidly evolving categories.
Users.   We believe that by focusing on improving the user experience we are able to cultivate user behavior patterns that compound engagement over time, delivering superior long-term monetization for ourselves and for our media partners.
Advertisers.   We strive to grow our advertising business by increasing overall user engagement, rather than price per engagement. Our emphasis on user engagement helps us improve advertisers’ return on ad spend (“ROAS”) thus unlocking more advertising spend and attracting additional advertisers. In turn this enables us to better match ads to users and further grow user engagement and overall monetization.
We have delivered over $3 billion in direct revenue to our media partners, since inception. We partner with thousands of the world’s most trusted digital media owners for which we believe we are an important technology partner. Some key media partners with which we have longstanding relationships across our various regions include Asahi Shimbun, CNN, Der Spiegel, Le Monde, MSN, and Sky News and Sky Sports. The average tenure of our top 20 media partners, based on our 2020 revenue, is approximately seven years.
Through our relationships with media partners, we have become one of the largest online recommendation and advertising platforms on the open web. In 2020, we provided personalized content feeds and ads to approximately 1 billion monthly unique users, delivering on average over 10 billion recommendations per day, with over 20,000 advertisers using our platform. In the first quarter of 2021, our platform powered an average of over 100,000 ad campaigns per day.
Our platform is user engagement focused. A significant proportion of the engagement created by our recommendations is with the content of the media partner for which we are providing the platform, which we refer to as ‘organic recommendations.’ This provides the user with a personalized content experience, while increasing time spent and engagement on the media partner’s digital properties. We believe this is crucial to increasing long-term loyalty and retention of users for media partners, while increasing the depth and value of user visits in the short term. Powering a curated feed of both organic recommendations and targeted ads creates significant proprietary, first-party data that enables us to continuously refine our prediction capabilities, supporting our efforts to further increase engagement.
Advertisers use our platform to reach consumers efficiently through various ad formats across thousands of premium digital media properties around the world. Our platform provides access to a significant volume of exclusive ad inventory within the content feeds of these premium digital media properties. Advertisers primarily use our platform for performance driven campaigns, with measurable outcomes. Our ability to drive value and ROAS for advertisers, at scale, is highlighted in the growth of ad spend through our platform.
Data and algorithms are fundamental to everything we do. We process over 1 billion data signals per minute, powering up to 100 million Click Through Rate (“CTR”) predictions and over 100,000 recommendations per second. This drives our ability to deliver approximately 40 million engagements per day. Our ability to collect and synthesize large data sets into our real-time decisioning engine powers our recommendations, our feed experiences and our ad targeting, helping us optimize user engagement and monetization. As our platform grows, we are able to leverage our data scale in order to enhance our algorithms, enabling us to improve the efficacy of our platform. This, in turn, drives additional user engagement and thus more monetization for our partners and ourselves, which helps us further grow our business and scale our data. We refer to this phenomenon as our data flywheel. During 2020, we grew overall engagement with recommendations on our platform by 24% on a year over year basis.
We are targeting a large, fragmented and growing market. Over four billion consumers access the Internet and, by 2022, the average person in the United States will spend more than eight hours a day consuming digital media, according to eMarketer. eMarketer also states that approximately $378 billion was spent on global digital advertising in 2020. By 2024, this figure is expected to increase to $646 billion. Approximately 40% of the world’s population has yet to gain access to the Internet. We believe a second factor will complement the increased activity of more people arriving online: the significant majority of consumption and economic activity, such as retail, still takes place offline. As the migration to online takes place, there remains significant future growth potential in eCommerce, given that just 14% of total retail sales in the United States in 2020 occurred online, according to the U.S. Department of Commerce. Online retail sales are both growing and fragmenting, with the leading eCommerce giant’s share of sales declining between 2019 and 2020 from around 44% to roughly 31% according to Digital Commerce 360 estimates. We believe this represents an opportunity as the broader ecosystem of retailers seek advertising and technology partners to support their continued online growth. Advertisers increasingly expect measurable impact from their digital advertising investment, often preferring to pay for outcomes rather than pay for media, according to a 2020 Jounce market outlook report. Within digital advertising, more engaging and user friendly formats, such as native and video, represent the fastest growing segments for ad spend, outgrowing search and traditional forms of display, according to eMarketer. Given our ability to deliver high impact and measurable performance to our advertisers, with significant reach and unique inventory, we believe that we are well positioned to capture a significant share of this growing market.
We have a track record of consistently growing our business, and have achieved significant scale with $767 million of revenue in 2020 and $228 million of revenue for the quarter ended March 31, 2021. Our business is profitable and we are benefiting from strong operating leverage as we grow. Our net income was $4.4 million, or 2.6% of gross profit, in 2020, compared to a net loss of $20.5 million, or (14.5%) of gross profit, in 2019. Our net income was $10.7 million, or 20.1% of gross profit, for the quarter ended March 31, 2021, up from a net loss of $9.6 million, or (29.3%) of gross profit, in the prior year period. Our gross profit was $165.1 million in 2020, up from $142 million in 2019 representing year over year growth of 16.4%. In the second half of 2020, our gross profit grew by 36.0% compared to the second half of 2019, highlighting the momentum in our business. Our gross profit was $53.5 million for the quarter ended March 31, 2021, up 63.7% from $32.7 million for the quarter ended March 31, 2020. Our Ex-TAC Gross Profit was $194 million in 2020, up from $170 million in 2019 representing year over year growth of 14.1%. In the second half of 2020, our Ex-TAC Gross Profit grew by 28.8%, as compared to the second half of 2019, highlighting the momentum in our business. Our Ex-TAC Gross Profit was $60.4 million for the quarter ended March 31, 2021, up 49.1% from $40.5 million for the quarter ended March 31, 2020. Our Adjusted EBITDA more than doubled to $41.1 million in 2020, from $19.3 million in 2019. In the three months ended March 31, 2021, our Adjusted EBITDA grew nearly tenfold to $20.6 million, from $2.2 million in the comparable prior year period. Adjusted EBITDA was 21.2% and 11.3% of Ex-TAC Gross Profit in 2020 and 2019, respectively. Adjusted EBITDA was 34.1% and 5.4 % of Ex-TAC Gross Profit for the quarter ended March 31, 2021 and

2020, respectively. See “Selected Consolidated Financial Data and Other Data” for information regarding how we define non-GAAP financial measures and the related reconciliations to GAAP measures.
Our Industry
Advertising is the primary business model for digital media on the open web. In addition, advertising is also increasingly used as a key revenue driver for other Internet based businesses such as mobile gaming and eCommerce. As a result, digital advertising not only subsidizes media consumption for billions of consumers globally, but also finances the creation of journalism, news, and entertainment while lowering the costs of various products and services to consumers.
We believe that the following industry trends are relevant to our business.
Proliferation of digital media, and digital advertising, particularly across mobile environments.   Mobile ad spend is expected to increase at a faster pace than digital ad spend in total. According to eMarketer, global digital ad spend in 2021 is expected to grow to $455 billion, reflecting a 20.4% year over year increase. Of that, 40.2% is expected to go to search, with 55.2% expected to go to forms of display advertising, including native and video. The percentage of total media ad spending in digital is projected to be 60.9% in 2021, 63.6% in 2022, 65.9% in 2023, 67.8% in 2024 and 69.5% in 2025. Additionally, mobile ad spend is expected to grow to $341 billion in 2021, a 23.5% year over year increase, with U.S. mobile ad spend reaching $130 billion in the same year.
Consumer habits and expectations are changing.   Consumers have grown accustomed to consuming engaging content that is curated across multiple digital formats, including social, entertainment, gaming and audio. As a result, we believe that personalized and engaging digital content experiences, supported by non-intrusive ads, have become the expectation of media owners, rather than a consumer luxury.
Trusted editorial content is becoming increasingly important.   The massive scale of content creation and distribution across social media has made it difficult to curb the creation and proliferation of factually inaccurate news and misinformation, leading to a growing distrust of user-generated social media content. As a result, advertisers have become increasingly cognizant of where they spend ad dollars, seeking media environments that prioritize quality, transparency and brand safety.
Performance and ROAS are becoming increasingly important to advertisers.   As digital advertising continues to consume a larger share of advertiser budgets, the ability to target advertising based on specific user interests and context, in real-time, has become increasingly important to advertisers. According to a 2019 IAB report, approximately 63% of 2019 internet advertising revenues were priced on a performance basis.
Data-driven decisioning delivers better experiences and outcomes.   Advances in software and hardware along with the growing use of the Internet have made it possible to collect and rapidly process massive amounts of real-time data signals related to content, context and performance. As a result, advertisers are increasingly focused on data-driven decisioning, making these capabilities critical for media partners, as they seek to deliver quality experiences to their users while maintaining their relevance with advertisers.
The Challenge for Digital Media Owners
As the pace of online content creation and consumption continues to accelerate, and competition for user attention intensifies, digital media owners must focus on their core strength: creating relevant, interesting, and high-quality content. However, their success also depends on sustainably attracting, engaging, retaining and monetizing audiences while competing with the major social and aggregation platforms, known as the ‘walled gardens.’ These platforms, driven by the nature of their services and their scale, have significant resources to invest in technology and have amassed large volumes of coveted user data. This enables them to deliver highly targeted and thus effective ads alongside user generated or third-party content, helping them achieve an outsized share of the advertising market.
As a result, we believe that digital media owners, whose properties are often referred to as the ‘open web,’ face challenges in the following key areas:
User experience.   In today’s dynamic, mobile-first environment, providing a high-quality user experience that addresses consumer habits and expectations is critical to attracting, engaging and retaining audiences. Keeping pace with these changes, as well as other emerging products and features, represents a significant challenge to many digital media owners who lack the scale and resources required to compete.
Monetization.   The fragmented ecosystem of digital advertising technology intermediaries, constantly evolving landscape of ad formats and the growing sophistication of advertisers seeking measurable ROAS makes it difficult for digital media owners to develop and maintain the technology required to optimize their monetization. In addition, digital media owners often lack access to a large and diverse advertiser base.
Our Solution
We enable digital media owners to provide their users with an experience that is personalized and relevant to their interests while generating incremental revenue through highly engaging content recommendations and relevant advertisements. Our platform is informed by large, proprietary data sets. Our recommendation engine relies on advanced artificial intelligence technology and machine learning algorithms. We leverage our scale, gained through a large number of partners and advertisers, in order to grow and enhance our data and our technology continuously.
By delivering relevant content recommendations that personalize the user experience, alongside targeted ads, our platform increases and monetizes user engagement. Our technology platform forms the underlying “operating system” of our media partners’ content feeds, helping them manage and grow their business.
Our Offering for Media Partners
We provide media partners with an ‘operating system’ that helps them manage and grow their businesses. Our platform and products provide the data, scale, and technology capabilities to personalize the content experience, grow audiences, maximize user engagement and monetize content. We empower media partners, enabling them to innovate their user experience by continuously introducing new features, capabilities and technologies that help optimize content delivery through personalized recommendations. We aggregate advertiser demand on behalf of media partners, providing them with critical monetization. Media partners benefit from the combined scale of technology, data and users, which we derive from the large volume of partners and advertisers that use our platform.
Our product suite for media partners, Outbrain Engage™, encompasses multiple key technologies, enabling media partners to:
•
Delight users through personalized feeds and data-driven recommendations

•
Monetize content through customized, data-driven advertising

•
Maximize user engagement

•
Manage their business

Our Offering for Advertisers
Our platform enables advertisers to have one-on-one interactions with consumers, at scale. We provide advertisers a powerful open web platform with significant reach and exclusive inventory, helping them connect with audiences on premium digital properties. Using Outbrain Amplify™, our product suite for advertisers, we enable them to focus their campaigns on the users most likely to engage with their ads. Advertisers log into our platform directly to create campaigns, load or automatically generate creative assets, and manage their advertising activity on the open web, all while optimizing spend toward engagement and ROAS.

Outbrain Amplify provides advertisers with:
•
Seamless and non-intrusive ads

•
Ads optimized for engagement

•
Results—optimize and pay for performance

•
Quality

Our Personalized Feed Experience for Users—Smartfeed
Smartfeed is our personalized feed solution that drives deeper discovery of content, products and services, longer sessions and better user engagement. Smartfeed powers the content feeds of thousands of the world’s most prestigious digital media owners, combining highly engaging multimedia formats, such as text and image, or video, with a diverse range of experiences and dynamic optimizations, continuously improving a personalized user experience.
Our Strengths
•
Mission-critical partner for digital media owners.   We provide digital media partners with mission-critical technology, an “operating system,” that increases user engagement and content monetization.

•
Unique, at-scale platform for advertisers.   Through our vast and predominantly exclusive relationships with media partners, we provide advertisers with access to approximately 1 billion unique monthly users.

•
Unique proprietary data and algorithms driving a virtuous cycle.   Our direct integrations across our partners’ properties provide us with a large volume of proprietary first-party engagement data. Leveraging our data, we continuously optimize our algorithms to improve CTR and ROAS. By delivering better results to advertisers we are able to grow our business and our platform, which, in turn, helps us collect more data and further enhance our algorithms, driving better results for our partners, helping us further grow our platform and our business.

•
Well positioned for a privacy-centric world.   By integrating directly with our media partners’ properties we generate proprietary first-party data and are able to collect and infer valuable user related data and insights. In addition, our ability to use unique contextual signals enables us to deliver strong user engagement and advertiser ROAS without the need to rely solely on user-based targeting, typically enabled through user tracking technologies that may not be available in the future.

•
History of successful innovation.   We pioneered our category and have been focused on innovation since our founding. To ensure seamless product innovation we operate as a continuous deployment engineering organization, releasing an average of approximately 250 code deployments daily.

•
Scaled, profitable and diversified business.   We have grown our business rapidly while achieving profitability, demonstrating the power of our technology, the strength of our partner and advertiser relationships and the inherent operating leverage of our model. Our business is well diversified.

•
Team and culture.   We rely on a global and diverse team of highly capable employees to collaborate, innovate, and execute our vision. 93% of our employees would “recommend Outbrain as a great place to work.”

Our Growth Strategies
•
Continuously improve user engagement

•
Grow our ad inventory

•
Grow advertiser spend

•
Drive adoption of high impact ad formats

•
Acquisitions and strategic partnerships

Preliminary Results for the Three Months Ended June 30, 2021
We are finalizing our results for the three months ended June 30, 2021. We present below certain preliminary results representing our estimates for the three months ended June 30, 2021, which are based only on currently available information and do not present all necessary information for an understanding of our financial condition as of June 30, 2021 or our results of operations for the three months ended June 30, 2021. We have provided ranges, rather than specific amounts, for the preliminary estimates for the unaudited financial data described below primarily because our financial closing procedures for the three months ended June 30, 2021 are not yet complete and, as a result, our final results upon completion of our closing procedures may vary from these preliminary estimates. Management prepared these estimates in good faith based upon the most recent information available to us from our internal reporting systems as of the date of this prospectus. We expect to complete our interim financial statements for the three months ended June 30, 2021 subsequent to the completion of this offering. While we are unaware of any items that would require us to make adjustments to the financial information set forth below, it is possible that we or our independent auditors may identify such items as we complete our interim financial statements. Actual results remain subject to the completion of management’s review and our other financial closing procedures. Accordingly, you should not place undue reliance on these preliminary estimates. These preliminary estimates are not necessarily indicative of any future period results and should be read together with “Risk Factors,” “Forward-Looking Statements,” and our consolidated financial statements and related notes included in this prospectus.
For the three months ended June 30, 2021, we expect:
•
Revenue of $243.8 million to $247.5 million, compared to $157.9 million in the three months ended June 30, 2020;

•
Gross profit of $57.9 million to $59.0 million, compared to $32.1 million in three months ended June 30, 2020;

•
Ex-TAC Gross Profit of $65.8 million to $66.8 million, compared to $39.7 million in the three months ended June 30, 2020;

•
Net income of $13.6 million to $15.2 million, compared to a net loss of $2.6 million in the three months ended June 30, 2020;

•
Adjusted EBITDA of $21.6 million to $23.4 million, compared to $5.2 million in the three months ended June 30, 2020; and

•
Cash of approximately $111 million at June 30, 2021.

Ex-TAC Gross Profit and Adjusted EBITDA are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for the definitions and limitations of these measures. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Quarterly Financial Data and Seasonality” for reconciliations of these measures to the most comparable GAAP financial measures for the three months ended June 30, 2020. The following tables reconcile estimated Ex-TAC Gross Profit to estimated gross profit and estimated Adjusted EBITDA to estimated net income for the three months ended June 30, 2021.
	Estimated		Actual
	Three Months Ended June 30, 2021		Three months ended June 30, 2020
	(in thousands)
	Low	High
Revenue	$243,800	$247,500	$157,862
Traffic acquisition costs	178,000	180,700	118,140
Other cost of revenue	7,900	7,800	7,648
Gross profit	57,900	59,000	32,074
Other cost of revenue	7,900	7,800	7,648
Ex TAC Gross Profit	$65,800	$66,800	$39,722

	Estimated		Actual
	Three Months Ended June 30, 2021		Three months ended June 30, 2020
	(in thousands)
	Low	High
Net Income (Loss)	$13,600	$15,200	$(2,623)
Interest income and other (income) expense, net	1,100	1,000	951
Provision for income taxes	700	900	1,971
Depreciation and amortization	4,600	4,700	4,781
Stock-based compensation	1,500	1,400	942
Merger and acquisition, IPO costs	100	200	1,428
Tax contingency	—	—	(2,297)
Adjusted EBITDA	$21,600	$23,400	$5,153
Risk Factor Summary
Investing in our common stock involves risks. You should consider carefully the risks described in “Risk Factors” beginning on page 13 before making a decision to invest in our common stock. If any of these risks actually occurs, our business, financial condition or results of operations would likely be materially adversely affected. In such cases, the trading price of our common stock would likely decline, and you may lose all or part of your investment. The following is a summary of some of the principal risks we face:
•
Our revenue and results of operations are highly dependent on overall advertising demand and traffic generated by our media partners;

•
A failure to grow or to manage growth effectively may cause the quality of our platform and solutions to suffer, and may adversely affect our business, results of operations, and financial condition;

•
Continued growth in our business may place demands on our infrastructure and resources;

•
Our research and development efforts may not meet the demands of a rapidly evolving technology market;

•
Loss of media partners could have a significant impact on our revenue and results of operations;

•
Our sales and marketing efforts may require significant investments and, in certain cases, involve long sales cycles;

•
The failure of our recommendation engine to accurately predict user engagement may adversely affect our business, results of operations, and financial condition;

•
If the quality of our recommendations deteriorates, or if we fail to present interesting content to our users, we may experience a decline in user engagement, which could result in the loss of media partners;

•
The digital advertising industry is intensely competitive, and if we do not effectively compete against current and future competitors, our business, results of operations, and financial condition could be adversely affected;

•
Limitations on our ability to collect, use, and disclose data to deliver advertisements;

•
Failures or loss of the hardware, software and infrastructure on which we rely, or security breaches, could adversely affect our business; and

•
Political and regulatory risks in the various markets in which we operate; the challenges of compliance with differing and changing regulatory requirements.

Industry Data
This prospectus includes data, forecasts and information obtained from industry publications and surveys and other information available to us. Some data is also based on our good faith estimates, which are derived from management’s knowledge of the industry and independent sources. We have not independently verified any of the data from third-party sources, nor have we ascertained the underlying assumptions relied upon therein. While we are not aware of any misstatements regarding the industry data presented herein, estimates and forecasts involve uncertainties and risks and are subject to change based on various factors, including those discussed under the headings “Special Note Regarding Forward-Looking Statements” and “Risk Factors” in this prospectus.
Emerging Growth Company Status
We are an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act (the “JOBS Act”) enacted in April 2012. We intend to take advantage of certain exemptions under the JOBS Act from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In addition, we have in this prospectus taken and intend to continue to take advantage of certain reduced reporting obligations, including disclosing only two years of audited consolidated financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations. We may take advantage of these exemptions until the earlier of the last day of the fiscal year following the fifth anniversary of the completion of this offering or the date we cease to be an “emerging growth company,” which will be the earliest of (i) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (ii) the date we qualify as a “large accelerated filer”; and (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities.
In addition, the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
Corporate Information
Outbrain Inc. was incorporated in Delaware in August 2006. Our principal executive offices are located at 111 West 19th Street, New York, NY 10011, and our telephone number is (646) 859-8594. Our website address is www.outbrain.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. We have included our website address in this prospectus solely for informational purposes.
Throughout this prospectus, we refer to various trademarks, service marks and trade names that we use in our business. The “Outbrain” design logo is the property of Outbrain Inc. Outbrain® is our registered trademark in the United States. We have several other trademarks, service marks and pending applications relating to our products. In particular, although we have omitted the “®” and “T” trademark designations in this prospectus from each reference to all rights to such trademarks are nevertheless reserved. Other trademarks and service marks appearing in this prospectus are the property of their respective holders.

The Offering
Common stock offered by us
8,000,000 shares
Common stock to be outstanding after this offering
53,855,531 shares
Option to purchase additional shares of common stock
from us
1,200,000 shares
Use of proceeds
We intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development expenditures focused on product development and sales and marketing expenditures aimed at growing our business.
We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. See “Use of Proceeds.”
Indication of interest
Private investment funds managed by The Baupost Group, L.L.C. (the “Baupost Investors”) have indicated an interest in directly or indirectly purchasing up to 9.9% of the total shares offered and sold by us in this offering. Because this indication of interest is not a binding agreement or commitment to purchase, the Baupost Investors could determine to purchase more, less or no shares in this offering, or the underwriters could determine to sell more, less or no shares to the Baupost Investors. The underwriters will receive the same discount on any of our shares purchased by the Baupost Investors as they will from any other shares sold to the public in this offering.
Nasdaq symbol
OB
The number of shares of our common stock that will be outstanding after this offering is based on 45,855,531 shares of common stock outstanding as of June 30, 2021, which includes 28,091,267 shares issuable on conversion of the convertible preferred stock and 111,909 shares of restricted stock. The number of shares of common stock to be outstanding after this offering excludes: (1) 4,781,391 shares of common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 under our 2007 Plan (as defined below) with a weighted-average exercise price of $6.64 per share; (2) 3,869,494 restricted stock units, or RSUs, outstanding as of June 30, 2021 with respect to our common stock under our 2007 Plan of which 1,781,626 vest in connection with this offering; (3) 3,390 stock appreciation rights, or SARs, outstanding as of June 30, 2021 with respect to our common stock under our 2007 Plan with a weighted-average exercise price of $7.65; (4) 464,574 shares of common stock reserved for future issuances and grants under our 2007 Plan; (5) 621,089 shares of common stock issuable upon the exercise of warrants outstanding as of June 30, 2021 with a weighted average price of $4.96, including 244,619 shares of common stock issuable upon the exercise of warrants which expire if not exercised prior to the completion of this offering; and (6) any RSU awards granted to non-employee directors upon commencement of service under our LTIP (as defined in “Executive Compensation—Equity Compensation Plans—2021 Long-Term Incentive Plan”). The number of shares of common stock to be outstanding after this offering also excludes 9,440,000 shares of common stock underlying the Convertible Notes, an initial conversion price of $25.00 per share (which is 125% of the initial public offering price), an initial conversion rate of 40 shares of common stock per $1,000 principal amount of Convertible Notes, and $236 million in aggregate principal amount of Convertible Notes issued), which Convertible Notes we expect to issue in connection with the closing of this offering.
Our LTIP provides for annual automatic increases in the number of shares reserved thereunder. Our LTIP also provides for increases to the number of shares that may be granted thereunder based on shares under our 2007 Omnibus Securities and Incentive Plan, as amended and restated, or our 2007 Plan, that expire, are forfeited or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Equity Compensation Plans.”

Unless otherwise indicated, all information in this prospectus:
•
gives effect to a 1-for-1.70 reverse stock split of our stock effected on July 13, 2021;

•
gives effect to the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the closing of this offering;

•
gives effect to the conversion of all outstanding shares of convertible preferred stock into an aggregate of 28,091,267 shares of common stock, which will occur immediately prior to the closing of this offering; and

•
assumes no exercise by the underwriters of their option to purchase additional shares.

In accordance with the antidilution provisions set forth in our amended and restated certificate of incorporation in effect prior to the closing of this offering, as a result of the price of the shares sold in this offering, the shares of our Series F convertible preferred stock outstanding immediately prior to the closing of this offering will convert into a higher number of shares of common stock. A change in conversion ratio could also result in us recognizing a beneficial conversion charge on the closing of this offering. See “Conversion of Series D, Series F and Series G Convertible Preferred Stock.”

Summary Consolidated Financial and Other Data
The following tables set forth our summary consolidated financial and other data. You should read the following summary consolidated financial and other data in conjunction with “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles, or U.S. GAAP.
The following tables present selected consolidated statements of operations data for each of the years in the two-year period ended December 31, 2020, and for the three months ended March 31, 2021 and 2020. We derived the statements of operations data for the years ended December 31, 2020 and 2019 and the selected balance sheet data as of December 31, 2020 from the audited financial statements appearing elsewhere in this prospectus. We derived our selected consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and our selected consolidated balance sheet data as of March 31, 2021 from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year or for any other period.
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$228,024	$177,332	$767,142	$687,333
Cost of revenue:
Traffic acquisition costs	167,613	136,806	572,802	517,000
Other cost of revenue	6,942	7,873	29,278	28,548
Gross profit	53,469	32,653	165,062	141,785
Operating expenses:	38,689	42,170	154,885	156,370
Income (loss) from operations	14,780	(9,517)	10,177	(14,585)
Interest expense	(170)	(165)	(832)	(601)
Interest income and other income (expense), net	(2,253)	1,241	(1,695)	152
Income (loss) before provision for income taxes	12,357	(8,441)	7,650	(15,034)
Provision for income taxes	1,611	1,129	3,293	5,480
Net income (loss)	$10,746	$(9,570)	$4,357	$(20,514)
Net income (loss) per share–basic	$0.24	$(0.58)	$0.10	$(1.34)
Net income (loss) per share–diluted	$0.21	$(0.58)	$0.08	$(1.34)

	March 31, 2021	December 31, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$95,042	$93,641
Total assets	341,965	356,486
Total liabilities	245,533	273,855
Convertible preferred stock	162,444	162,444
Total stockholders’ deficit	(66,012)	(79,813)
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$5,406	$14,336	$52,986	$16,740
Net cash used in investing activities	(2,787)	(2,121)	(9,423)	(7,589)
Net cash (used in) provided by financing activities	(807)	9,044	(4,228)	(3,659)
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Non-GAAP Performance Metrics(1):
Ex-TAC Gross Profit	$60,411	$40,526	$194,340	$170,333
Adjusted EBITDA	20,583	2,169	41,145	19,275
Adjusted EBITDA as % of Ex-TAC Gross Profit	34.1%	5.4%	21.2%	11.3%

(1)
For information on how we define and compute Ex-TAC Gross Profit and Adjusted EBITDA and for reconciliations to the corresponding GAAP measures, which are gross profit and net income, respectively, see “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”

Risk Factors
This offering and an investment in our shares of common stock involve a high degree of risk. You should consider carefully the risks described below and all other information contained in this prospectus, before you decide to buy our shares of common stock. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially and adversely affected. In that event, the trading price of our shares of common stock would likely decline and you might lose all or part of your investment.
Risks Related to Outbrain and Outbrain’s Industry
Our revenue and results of operations are highly dependent on overall advertising demand in the markets in which we operate. Factors that affect the amount of advertising spending, such as economic downturns and unexpected events, like the COVID-19 pandemic, can make it difficult to predict our revenue and could adversely affect our business, results of operations, and financial condition.
Our business depends on the overall demand for advertising in the markets in which we operate and on the business trends of our current and prospective media partners and advertisers. Macroeconomic factors could cause advertisers to reduce their advertising budgets, including adverse economic conditions and general uncertainty about economic recovery or growth, particularly in North America, EMEA (Europe, Middle East and Africa), and Asia, where we conduct most of our business, as well as instability in political or market conditions generally. Reductions in overall advertising spending as a result of these factors or due to the occurrence of unanticipated events could make it difficult to predict our future performance. The occurrence of unforeseen events, like the pandemic, that affect advertising demand may have a disproportionate impact on our revenues and profitability in certain periods and could adversely affect our business, results of operations, and financial condition.
We cannot predict the extent to which the ongoing and evolving COVID-19 pandemic, including the resulting global economic uncertainty, and measures taken in response to the pandemic, could adversely affect our business, results of operations, and financial condition.
In March 2020, the World Health Organization (“WHO”) characterized the rapid spread of the COVID-19 disease as a pandemic. Since then, the COVID-19 pandemic has disrupted the global economy and put unprecedented strains on governments, health care systems, educational institutions, businesses, and individuals around the world, resulting in regional quarantines, labor shortages or stoppages, changes in consumer purchasing patterns, disruptions to the ability of service providers to deliver data on a timely basis, or at all, and overall economic instability. The impact on the global population and the duration of the COVID-19 pandemic is difficult to assess or predict. It is also difficult to predict the impact on the global economic market, which depends upon the actions of governments, businesses, and other enterprises in response to the pandemic and the effectiveness of those actions. The pandemic has already caused, and is likely to result in further, significant disruption of global financial markets and economic uncertainty. Although the advertising market and our business have generally recovered from the economic effects of the COVID-19 pandemic, it did initially impact our sales and operations adversely. We continue to monitor our operations, and the operations of those in our ecosystem (including media partners, advertisers and agencies), as well as government recommendations.
In response to the COVID-19 pandemic, we required most employees to work remotely, suspended all non-essential travel worldwide for our employees, canceled or postponed company-sponsored events, and discouraged employee attendance at industry events and in-person work-related meetings. Although we continue to monitor the situation and will adjust our current policies over time, temporarily suspending travel and doing business remotely could negatively impact our marketing efforts, lengthen sales cycles, slow down our recruiting efforts, and/or create operational or other challenges as we adjust to a fully (or partially)-remote workforce, any of which could adversely affect our business, results of operations, and financial condition.
By contrast, as the economy recovers and pandemic concerns ease, certain media partners may experience a decline in traffic from the height of traffic during the work-from-home peak digital usage periods. As a result, by comparison to our 2020 results of operations, our results of operations in future periods may be unpredictable.

In order to meet our growth objectives, we will need to continue to innovate, seek to have advertisers and media partners adopt our expanding solutions, and extend our reach into evolving digital media platforms. If we fail to grow, or fail to manage our growth effectively, the quality of our platform and solutions may suffer, and our business, results of operations, and financial condition may be adversely affected.
Our growth plans depend upon our ability to innovate, attract advertisers and media partners to our solutions to buy and sell new inventory, and expand the use of our solutions by advertisers and media partners utilizing other digital media platforms and video. Our business model may not translate well into emerging forms of advertising due to market resistance or other factors, and we may not be able to innovate successfully enough to compete effectively.
The advertising technology market is dynamic, and our success depends upon our ability to develop innovative new technologies and solutions for the evolving needs of sellers of digital advertising, including websites, applications and other media partners, and buyers of digital advertising. We also need to grow significantly to develop the market reach and scale necessary to compete effectively with large competitors. This growth depends to a significant degree upon the quality of our strategic vision and planning. The advertising market is evolving rapidly, and if we make strategic errors, there is a significant risk that we will lose our competitive position and be unable to achieve our objectives. The growth we are pursuing may itself strain the organization, harming our ability to continue that growth, and to maintain the quality of our operations. If we are not able to innovate and grow successfully, the value of our company may be adversely affected.
The continued growth in our business may place demands on our infrastructure and our operational, managerial, administrative, and financial resources.
Our success will depend on our ability to manage growth effectively. Among other things, this will require us at various times to:
•
strategically invest in the development and enhancement of our platform and data center infrastructure;

•
manage multiple relationships with various media partners, advertisers, and other third parties;

•
extend our operating, administrative, legal, financial, and accounting systems and controls;

•
increase coordination among our engineering, product, operations, go-to-market and other support organizations; and

•
recruit, hire, train, and retain personnel.

If we do not manage our growth well, the efficacy and performance of our platform may suffer, which may harm our reputation and reduce demand for our platform and solutions. Failure to manage our growth effectively may have an adverse effect on our business, results of operations, and financial condition.
Our research and development efforts may not meet the demands of a rapidly evolving technology market resulting in a loss of customers, revenue, and/or market share.
We expect to continue to dedicate significant financial and other resources to our research and development efforts in order to maintain or improve our competitive position. However, investing in research and development personnel, developing new solutions and enhancing existing solutions is expensive and time consuming. Our research and development activities may be directed at maintaining or increasing the performance of our recommendations, developing tools that improve productivity or efficiency, or introducing new solutions. However, there is no assurance that such activities will result in significant new marketable solutions, enhancements to our current solutions, design improvements, additional revenue or other expected benefits. Furthermore, there is no assurance that our efforts to promote new or enhanced solutions, like video solutions or new advertiser tools, will be successful. If we spend significant time and effort on research and development but are unable to generate an adequate return on our investment, our business, results of operations, and financial condition may be adversely affected.

Loss of large media partners could have a significant impact on our revenue and results of operations.
A significant portion of our recommendations are placed on web pages and mobile applications of a small number of our media partners. Certain partners may reduce or terminate their business with us at any time for any reason, including as a result of changes in their financial condition or other business circumstances, such as a change in strategy or model by which they monetize their properties. In 2020 and 2019, each of our two largest media partners accounted for approximately 10% of our revenues. If a large media partner reduces or terminates its relationship with us, or if several small or medium-sized media partners terminate their relationships with us, we may not have access to sufficient media partners to satisfy demand from advertisers resulting in lower revenues. In addition, losing key media partners may lead advertisers to seek alternate advertising solutions, which could slow our growth. A media partner may terminate its relationship with us and enter into a relationship with a competitor, and to the extent that becomes a long-term relationship, reestablishing our relationship with that media partner may prove difficult. As discussed below, establishing relationships with media partners may involve long sales cycles. As a result, the loss of a significant media partner relationship or of several small or medium-sized media partner relationships could have a material adverse impact on our business, results of operations and financial condition.
Our sales and marketing efforts may require significant investments and, in certain cases, involve long sales cycles, and may not yield the results we seek.
Our sales and marketing teams educate prospective media partners and advertisers about the use, technical capabilities, and benefits of our platform. Our sales cycle (with both media partners as well as with certain advertisers and agencies) can take significant time from initial contact to contract execution and implementation. We may not succeed in attracting new media partners despite our significant investment in business development, sales and marketing and it is complex to predict the extent of the revenue that will be generated with a media partner. We may not succeed in expanding relationships with existing media partners and advertisers, despite our significant investment in sales, account management, marketing, and research and development and it is difficult to predict when additional products will generate revenue through our platform, and the extent of that revenue. Programmatic partners tend to have a longer sales cycle with distinct technical and integration requirements, as well as a separate ongoing partner management process.
Our revenue growth and future prospects will be adversely affected if we fail to expand our advertiser relationships.
Our revenue growth depends on our success in expanding and deepening our relationships with existing advertisers. Our growth strategy is premised in part on increasing spend from existing advertisers. In order to do so, we must be able to demonstrate better results for our advertisers with increased user engagement and ROAS, among other things. We do not have long-term commitments from our advertisers. We seek to increase the number of advertisers and to reach new advertisers. Attracting new advertisers and expanding existing relationships with our advertisers requires substantial effort and expense. In particular, large advertisers with well-established brands may require us to spend significant time educating them about our platform and solutions. It may be difficult and time consuming to identify, sell and market to potential advertisers who already allocate their budgets to large competitors and who expect to see a similar return on investment before diversifying or allocating a portion of their advertising budgets to us. As new advertisers spend in our network or as advertisers allocate greater budgets to our platform, our credit loss exposure may increase over time and may exceed reserves for such contingencies. As we expand the application of our solutions, we increasingly depend on media agencies to assist advertisers in planning and purchasing advertising for brand marketing objectives, such as preference shift and brand awareness. We typically experience slow payment cycles by advertising agencies, as is common in our industry, and in some instances, if the advertiser does not pay the agency, the agency is not liable to us, and we must seek payment solely from the advertiser. If we are unsuccessful in developing new advertiser and agency relationships and maintaining and expanding our existing relationships, our results of operations and prospects will be adversely affected.
The failure of our recommendation engine to accurately predict user engagement may adversely affect our business, results of operations, and financial condition.
The success of our recommendation engine depends on the ability of our proprietary algorithms to predict the likelihood users will engage with our recommendations and on the quality of our data assets. We need to continuously deliver satisfactory results for users, media partners and advertisers in order to maintain revenue, which, in turn, depends in part on the optimal functioning of our platform and solutions. Therefore, a failure of our recommendation engine to accurately predict user engagement could negatively affect our results of operations and revenue.
If the quality of our recommendations deteriorates, or if we fail to present interesting content to our users, we may experience a decline in user engagement, which could result in the loss of media partners.
Our technology selects the recommendations that are displayed to users on the online properties of our media partners. Our success depends on our ability to make valuable recommendations, which, in turn, depends on the quality of recommendations in our index and our ability to predict engagement by an individual user within a specific context. We believe that one of our key competitive advantages is our recommendation technology. Subject to our advertiser guidelines, we offer our media partners a degree of flexibility with respect to the type of recommendation that they believe will appeal to their audience based on the editorial tone of their properties. If the quality of our recommendations suffers, whether due to our actions or decisions made by our media partners, or we are otherwise unable to provide users with valuable and relevant recommendations, user engagement may decline or perceptions of our recommendations may be adversely impacted. If we experience a decline in users or user engagement, for example, because users begin to ignore our platform or direct their attention to other elements on the online properties of our media partners, our media partners and advertisers may in turn not view our solutions as attractive, which could harm our business, results of operations, and financial condition.
The content of advertisements could damage our reputation and brand, or harm our ability to expand our base of users, advertisers and media partners, and negatively impact our business, results of operations, and financial condition.
Our reputation and brand may be negatively affected by ads that are deemed to be hostile, infringing, offensive or inappropriate by users and media partners. From time to time, we make changes in our advertiser guidelines that can result in the inclusion or exclusion of certain types of ads. We cannot predict with certainty the impact that such changes might have on user engagement or perceptions of our recommendations. We have adopted policies regarding unacceptable advertisements and retain authority to remove ads that violate these policies; however, advertisers could nonetheless provide such content and occasionally circumvent our policies. If any of those ads lead to hostile, infringing, offensive or inappropriate content, our reputation could suffer by association. The safeguards we have in place may not be sufficient to avoid harm to our reputation and brand. This could adversely affect existing relationships with media partners and advertisers, as well as our ability to expand our user and media partner base, and harm our business, results of operations, and financial condition.
Conditions in Israel could materially and adversely affect our business.
Many of our employees, including certain members of our management team, operate from our offices in Israel. In addition, a number of our officers and directors are residents of Israel. Accordingly, political, economic and military conditions in Israel and the surrounding region may directly affect our business and operations. In recent years, Israel has been engaged in sporadic armed conflicts with Hamas, an Islamist terrorist group that controls the Gaza Strip, with Hezbollah, an Islamist terrorist group that controls large portions of southern Lebanon, and with Iranian-backed military forces in Syria. In addition, Iran has threatened to attack Israel and may be developing nuclear weapons. Some of these hostilities were accompanied by missiles being fired from the Gaza Strip, Lebanon and Syria against civilian targets in various parts of Israel, including areas in which our employees are located, which negatively affected business conditions in Israel. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its trading partners could adversely affect our operations, results of operations and financial condition.
Our commercial insurance does not cover losses that may occur as a result of events associated with war and terrorism. Although the Israeli government currently covers the reinstatement value of property damage and certain direct and indirect damages that are caused by terrorist attacks or acts of war, such coverage would likely be limited, may not be applicable to our business (either due to the geographic location of our offices or the type of business that we operate) and may not reinstate our loss of revenue or economic losses more generally. Furthermore, we cannot assure you that this government coverage will be maintained or that it will sufficiently cover our potential damages. Any losses or damages incurred by us could have a material adverse effect on our business. Any armed conflicts or political instability in the region would likely negatively affect business conditions and could harm our results of operations.
Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on the expansion of our business, financial condition and/or our results of operations. In addition, a campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.
Also, many Israeli citizens are obligated to perform several days, and in some cases more, of annual military reserve duty each year until they reach the age of 40 (or older, for reservists who are military officers or who have certain occupations) and, in the event of a military conflict, may be called to active duty. In response to increases in terrorist activity, there have been periods of significant call-ups of military reservists. It is possible that there will be military reserve duty call-ups in the future. Our operations could be disrupted by such call-ups, particularly if such call-ups include the call-up of members of our management. Such disruption could materially adversely affect our business, financial condition and results of operations.
The digital advertising industry is intensely competitive, and if we do not effectively compete against current and future competitors, our business, results of operations, and financial condition could be adversely affected.
The digital advertising ecosystem is competitive and complex. Some of our competitors have longer operating histories, greater name recognition, and greater financial, technical, sales, and marketing resources than we have. In addition, some competitors may have greater flexibility than we do to compete aggressively on the basis of their scale, price and other contract terms, or to compete with us by including in their product offerings services that we may not provide. The market is fragmented and we also face competition from many smaller companies, many of which may be willing to offer their services on prices or terms that are not profitable for us. Some competitors are able or willing to agree to contract terms that expose them to risks and in order to compete effectively we might need to accommodate similar risks that could be difficult to manage or insure against. Media partners are investing in capabilities that enable them to connect more effectively and directly with advertisers. Our business may suffer to the extent that media partners and advertisers sell and purchase advertising inventory directly from one another or through intermediaries other than us, reducing the amount of advertising spend on our platform. If we are unable to compete effectively for media partners’ inventory and/or advertisers’ advertising spend, we may experience less demand, which could adversely affect our business, results of operations, and financial condition.
There has also been rapid evolution and consolidation in digital advertising, and we expect these trends to continue, thereby increasing the capabilities and competitive positioning of larger companies, particularly those that are already dominant. There is a finite number of large media partners and advertisers in our target markets, and any consolidation of media partners or advertisers may give the resulting enterprises greater bargaining power or result in the loss of media partners and advertisers that use our platform, reducing our potential base of media partners and advertisers, each of which would potentially erode our revenue.
With the introduction of new technologies and the influx of new entrants to the market, we expect competition to persist and intensify in the future, which could harm our ability to increase sales and maintain our profitability. In addition, we and our media partners compete indirectly for user engagement with larger search and social media companies, such as Facebook, Inc., Google Inc., LinkedIn Corp. and Twitter Inc. We also broadly compete for advertiser budgets with other forms of traditional and online marketing, including keyword advertising, social media marketing and display advertising.
Loss of existing or future market share to new competitors and advertisers allocating finite budgets to competitors could substantially harm our business, results of operations, and financial condition.
Our current business model depends on media partners maintaining open access digital properties, monetizing through advertising and attracting users to their digital properties, and could be impacted by continued pressure on the publishing industry.
Our platform depends on users being able to consume content freely on media partners’ properties. Some media partners, typically those that participate in both print and digital publishing, charge their users a subscription fee for online access by implementing a paywall. Our business may be negatively impacted by media partners shifting from open access to paywalls because it may decrease our access to users and advertising inventory. If media partners shift their revenue models to a subscription-based service, they may decrease their reliance on other forms of revenue generation, including our recommendations and ads, which could negatively affect our business, results of operations, and financial condition.
Our results of operations may fluctuate significantly from period to period and may not meet our expectations or those of securities analysts and investors.
Our results of operations have fluctuated in the past, and future results of operations are likely to fluctuate as well. In addition, because our business continues to evolve, you should not place undue reliance on our historical results of operations in assessing our future prospects. Factors that can cause our results of operations to fluctuate include:
•
changes in demand and competition for ad inventory sold on our platform;

•
changes in our access to valuable ad inventory of media partners;

•
the addition or loss of media partners on our platform, and costs associated with adding or attempting to retain them;

•
seasonality of our business;

•
changes in consumer usage of devices and channels to access media and digital content;

•
changes in the structure of the buying and selling of digital ad inventory;

•
changes in the pricing policies of media partners and competitors;

•
changes in third-party service costs;

•
changes and uncertainty in our legislative, regulatory, and industry environment, particularly in the areas of data protection and consumer privacy;

•
introduction of new technologies or solutions;

•
unilateral actions taken by demand side platforms, agencies, advertisers, media partners, and supply side platforms;

•
changes in our capital expenditures as we acquire hardware, technologies, and other assets for our business; and

•
changes to the cost of retaining and adding highly specialized personnel.

Any one or more of the factors above may result in significant fluctuations in our results of operations.
Our profitability may be adversely impacted, or may fluctuate on a quarterly basis, due to guarantees that we have provided to some of our media partners.
In order to secure favorable terms, such as exclusivity and longer-term agreements, we may offer media partners contracts with guaranteed minimum rates of payments. These guarantees require us to pay the media owner for the ad impressions we receive, regardless of whether the consumer engages with the ad or we are paid by the advertiser. If the level of user engagement on a media partner property or overall advertiser demand falls, the payments to our media partners with guaranteed minimum rates of payment may adversely impact our Ex-TAC Gross Profit and our margins. This includes the possibility of paying a media partner an amount in excess of the revenue that we generated from ads served on that media partner property. The revenue from ads served on a media partner property or overall advertiser demand could drop for reasons outside of our control. It is also possible that we will agree to a rate of payment that is more difficult to profitably recoup than we originally believed. In addition, many of our contracts that contain guarantee arrangements set a single rate of payment and do not account for seasonal revenue fluctuations. As a result, our gross profit margins may fluctuate with the seasonality of the business. Although we have secured limited exemptions in contracts with guarantees, due to these factors, these guarantees may adversely impact our traffic acquisition costs in absolute dollar terms and as a percentage of revenue, as well as overall profitability. The provision of guaranteed minimum rates to additional media partners or to existing media partners upon contract renewal, or the provision of such guarantees in contracts that contemplate a large number of page views, such as some of the contracts we have entered into with large media partners, may increase the risk that our gross profit and/or margins may be adversely impacted for the reasons we describe above.
Seasonal fluctuations in advertising activity and large cyclical events could have a material impact on our revenue, cash flow and operating results.
Our revenue, cash flow, operating results and other key operating and performance metrics may vary from quarter to quarter due to the seasonal nature of our advertisers’ spending. For example, advertisers tend to devote more of their advertising budgets to the fourth calendar quarter to coincide with user holiday spending. Moreover, advertising inventory in the fourth quarter may be more expensive due to increased demand. Other large cyclical events that attract advertisers, such as elections, the Olympics and other sporting events, the Oscars, or other large entertainment events, also could cause our revenue to increase during certain periods and decrease in other periods.
User growth and engagement depends upon effective interoperation with devices, platforms and standards set by third parties that we do not control.
Our recommendations are currently accessed through desktops, laptops and mobile devices, and are adaptable across many digital environments, including web pages, mobile applications, email and video players. In the future, our recommendations may be accessed through other new devices and media platforms. As a result, we depend on the interoperability of our solutions with popular devices, platforms and standards that we do not control. For example, because many users access our platform through mobile devices, we depend on the interoperability of our solutions with mobile devices and operating systems such as Android and iOS. Any changes in, or restrictions imposed by, such devices, platforms or standards that impair the functionality of our current or proposed solutions or give preferential treatment to competitive products or services could adversely affect usage of our platform.
Some users also download free or paid “ad blocking” software on their computers or mobile devices, not only for privacy reasons, but also to counteract the adverse effect advertisements can have on the user experience, including increased load times, data consumption, and screen overcrowding. If more users adopt these measures, our business, results of operations, and financial condition could be adversely affected. Many applications and other devices allow users to avoid receiving advertisements by paying for subscriptions or other downloads. Prominent media technology companies, including Google, are also limiting what advertisements may be rendered through their browsers in the name of user experience and load times. Ad-blocking technologies could have an adverse effect on our business, results of operations, and financial condition if they reduce the volume or effectiveness and value of advertising.
Prominent technology companies also have announced intentions to discontinue the use of cookies, and to develop alternative methods and mechanisms for tracking users. The most commonly used Internet browsers allow users to modify their browser settings to block first-party cookies (placed directly by the media partner or website owner that the user intends to interact with) or third-party cookies, and some browsers block third-party cookies by default. For example, Apple already prohibits the use of third-party cookies and has announced its intention to move to “opt-in” privacy models with its new iOS releases requiring users to voluntarily choose (opt-in) to permit app developers to track them across applications and websites and therefore receive targeted ads. In January 2020, Google announced its intention to limit the use of third-party cookies potentially starting in 2022 in its Chrome web browser.
Mobile devices using Android and iOS operating systems limit the ability of cookies to track users while they are using applications other than their web browser on the device. As a consequence, fewer of our cookies or media partners’ cookies may be set in browsers or be accessible in mobile devices, which adversely affects our business.
As companies replace cookies, it is possible that such companies may rely on proprietary algorithms or statistical methods to track users without cookies, or may utilize log-in credentials entered by users into other web properties owned by these companies, such as their email services, to track web usage, including usage across multiple devices. Alternatively, such companies may build different and potentially proprietary user tracking methods into their widely-used web browsers. Although we believe we are well positioned to adapt and continue to provide key data insights to our media partners without cookies, this transition could be more disruptive, slower, or more expensive than we currently anticipate, and could materially affect the accuracy of our recommendations and ads and thus our ability to serve our advertisers, adversely affecting our business, results of operations, and financial condition.
If we fail to detect and prevent click fraud or other invalid engagements with the advertisements we serve, we could lose the confidence of our advertisers, which would cause our business to suffer and negatively impact our financial results.
Our success relies on delivering measurable business value to our advertisers. We are exposed to the risk of fraudulent and otherwise invalid engagements that advertisers may perceive as undesirable. A major source of invalid engagements is click fraud in which a user, automated script or computer program intentionally engages with ads for reasons other than accessing the underlying content. If we are unable to detect and prevent such fraudulent or malicious activity, or other invalid engagements or if we choose to manage traffic quality in a way that advertisers find unsatisfactory, the affected advertisers may experience or perceive a reduced return on their investment in our platform, which could lead to dissatisfaction with our solutions, refusals to pay, refund demands or withdrawal of future business. This could damage our brand and lead to a financial loss or to a loss of advertisers which would adversely affect our business, results of operations, and financial condition.
Our business depends on our ability to maintain and scale our technology platform. Real or perceived errors or disruptions in our platform could adversely affect our operating results and growth prospects.
We depend upon the sustained and uninterrupted operation of our platform to generate recommendations, serve ads, manage our content index, continually improve and analyze our data assets and optimize performance in real time. If our platform cannot scale to meet demand, or if there are errors, bugs, or other performance failures, including any related to our third-party service providers, in our execution of any of these functions on our platform, then our business may be harmed. Undetected bugs, defects, errors and other performance failures may occur, especially when we are implementing new solutions or features. Despite testing by us, errors in our platform may occur, which could result in negative publicity, damage to our brand and reputation, loss of or delay in market acceptance of our solutions, increased costs or loss of revenue, loss of competitive position or claims by advertisers or media partners for losses sustained by them. We also face risks of disruptions of service from third-party interference with our platform and cyber-attacks. For such occurrences, our platform is designed with degradation features that enable us to turn off our recommendations and ads without producing white space on the media partner’s properties for the vast majority of our media partners. While we have robust systems in place to counter breaches and attacks, such as DoS (a technique used by hackers to take an Internet service offline by overloading its servers), we cannot guarantee that future attacks may not have dire consequences, including impacting what may be displayed on the properties of our media partners and advertisers. Disruptions to our platform and our servers could interrupt our ability to provide our solutions and materially affect our reputation, relationships with media partners and advertisers, business and results of operations. Moreover, alleviating problems resulting from errors or disruptions in our platform could require significant resources, which would adversely impact our financial position, and results of operations.
Failures or loss of the hardware, software and infrastructure on which we rely, or security breaches, could adversely affect our business.
We rely on owned and leased servers and other third-party hardware and infrastructure to support our operations. Our third-party data centers are co-located in three geographically separate locations managed by three different vendors in the United States. We do not control the operation of these facilities and such facilities could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Further, our servers and data centers are vulnerable to damage or interruption from fires, natural disasters, terrorist attacks, power loss, telecommunications failures or similar catastrophic events. If a data center goes offline, an alternate data center would take over our serving and data storage needs, but our service may be slowed or degraded as a result until full data center operations are restored. We cannot assure you that future outages may not have material adverse consequences to our business. Moreover, if for any reason our arrangement with one or more of the providers of the servers that we use is terminated, we could incur additional expenses in establishing new facilities and support.
Our business depends on our ability to collect, use, and disclose data to deliver advertisements. Any limitation imposed on our collection, use or disclosure of this data could significantly diminish the value of our solution.
We use “cookies,” or small text files placed on consumer devices when an Internet browser is used, as well as mobile device identifiers, to gather data that enables our platform to be more effective. We collect this data through various means, including code that media partners and advertisers implement on their pages, software development kits installed in mobile applications, our own cookies, and other tracking technologies. Our advertisers, directly or through third-party data providers, may choose to further target their campaigns within our platform using their data.
The data we collect improves our algorithms and helps us deliver relevant recommendations with greater user engagement. Our ability to collect and use data is critical to the value of our platform. Without cookies, mobile device IDs, and other tracking technology data, our recommendations would be informed by less information about user interests and advertisers may have less visibility into their return on ad spend. If our ability to use cookies, mobile device IDs or other tracking technologies is limited, we may be required to develop or obtain additional applications and technologies to compensate for the lack of cookies, mobile device IDs and other tracking technology data, which could be time consuming or costly to develop, less effective, and subject to additional regulation. There are many technical challenges relating to our ability to collect, aggregate and associate the data, and we cannot assure you that we will be able to do so effectively, which would adversely affect our business, results of operations, and financial condition.
We depend on highly skilled personnel to grow and operate our business, and if we are unable to hire, retain and motivate our personnel, we may not be able to grow effectively.
Our future success depends upon contributions from our employees, in particular our senior management team. We do not maintain key person life insurance for any employee. From time to time, there may be changes in our senior management team, and such changes may be disruptive to our business.
Our growth strategy also depends on our ability to expand and retain our organization with highly skilled personnel. Identifying, recruiting, training and integrating qualified individuals will require significant time, expense and attention. In addition to hiring new employees, we must continue to focus on retaining our best employees. Competition for highly skilled personnel in our industry is intense across all our locations, particularly in New York City, where our headquarters is located, and in Israel and Slovenia, where we conduct the majority of our research and development activities. We may need to invest significant amounts of cash and equity to attract and retain new employees and we may not realize returns on these investments. If we are not able to effectively add and retain employees, our ability to achieve our strategic objectives will be adversely impacted, and our business will be harmed.
Our corporate culture has contributed to our success, and if we cannot maintain it as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe our corporate culture has been a critical component of our success as we believe it fosters innovation, creativity, and teamwork across our business, helping to drive our success. We cannot ensure we can effectively maintain our corporate culture as we continue to grow. As we expand and change, in particular across multiple geographies, following acquisitions, or in a more remote environment, it may be difficult to preserve our corporate culture, which could reduce our ability to innovate, create, and operate effectively. In turn, the failure to preserve our culture could adversely affect our business, results of operations, and financial condition by negatively affecting our ability to attract, recruit, integrate and retain employees, continue to perform at current levels, and effectively execute our business strategy.
If currency exchange rates fluctuate substantially in the future, our results of operations, which are reported in U.S. dollars, could be adversely affected.
We are exposed to the effects of fluctuations in currency exchange rates. We incur operating expenses, including with respect to employee compensation, in local currencies at our offices outside of the United States and, most significantly, in Israel and the United Kingdom, and a significant percentage of our international revenue is from advertisers who pay us in currencies other than the U.S. dollar. Fluctuations in the exchange rates between the U.S. dollar and those other currencies could result in the U.S. dollar equivalent of such expenses being higher and/or the U.S. dollar equivalent of such foreign-denominated revenue being lower than would be the case if exchange rates were stable. This could have a negative impact on our reported operating results. We evaluate periodically the various currencies to which we are exposed and take hedging measures to reduce the potential adverse impact from the appreciation or the depreciation of our non-U.S.-dollar-denominated operations, as appropriate. Any such strategies, such as forward contracts, options and foreign exchange swaps related to transaction exposures that we may implement to mitigate this risk may not fully eliminate our exposure to foreign exchange fluctuations.
Our tax liabilities may be greater than anticipated.
The U.S. and non-U.S. tax laws applicable to our business activities are subject to interpretation and are changing. We are subject to audit by the U.S. Internal Revenue Service (the “IRS”) and by taxing authorities of the state, local and foreign jurisdictions in which we operate. Our tax obligations are based in part on our corporate operating structure, including the manner in which we develop, value, use and hold our intellectual property, the jurisdictions in which we operate, how tax authorities assess revenue-based taxes such as sales and use taxes, the scope of our international operations, and the value we ascribe to our intercompany transactions. Taxing authorities may challenge, and have challenged, our tax positions and methodologies for valuing developed technology or intercompany arrangements, positions regarding the collection of sales and use taxes, and the jurisdictions in which we are subject to taxes, which could expose us to additional taxes. Any adverse outcomes of such challenges to our tax positions could result in additional taxes for prior periods, interest and penalties, as well as higher future taxes. In addition, our future tax expense could increase as a result of changes in tax laws, regulations or accounting principles, or as a result of earning income in jurisdictions that have higher tax rates. For example, the European Commission has proposed, and various jurisdictions have enacted or are considering enacting laws that impose separate taxes on specified digital services, which may increase our tax obligations in such jurisdictions. Digital services or other similar taxes could, among other things, increase our tax expense, create significant administrative burdens for us, discourage potential customers from subscribing to our platform due to the incremental cost of any such sales or other related taxes, or othewise have a negative effect on our financial condition and results of operations. Moreover, the determination of our provision for income taxes and other tax liabilities requires significant estimates and judgment by management, and the tax treatment of certain transactions is uncertain. Given uncertainty with respect to the impact of the COVID-19 pandemic on our operations, the income tax benefit/expense we record may vary significantly in future periods. Any changes, ambiguity, or uncertainty in taxing jurisdictions’ administrative interpretations, decisions, policies and positions, including the position of taxing authorities with respect to revenue generated by reference to certain digital services, could also materially impact our income tax liabilities. Although we believe that our estimates and judgments are reasonable, the ultimate outcome of any particular issue may differ from the amounts previously recorded in our financial statements and any such occurrence could adversely affect our business, results of operations, and financial condition.
Our credit facility subjects us to operating restrictions and financial covenants that impose risk of default and may restrict our business and financing activities.
In 2013, we entered into a loan and security agreement with Silicon Valley Bank (“SVB”) that, as amended to date, provides a senior secured revolving credit facility in the aggregate principal amount of up to $35 million. As of March 31, 2021, we had no borrowings outstanding under this loan and security agreement. Borrowings under this agreement are secured by substantially all of our assets, including all accounts receivable and proceeds from sales of our intellectual property, and are subject to a negative pledge on our intellectual property in favor of SVB. This credit facility is subject to certain financial and other covenants, as well as restrictions that limit our ability without prior written consent, among other things, to:
•
dispose of or sell our assets;

•
make material changes in our business, management or ownership (other than in connection with a public offering);

•
consolidate or merge with other entities;

•
incur additional indebtedness;

•
create liens on our assets;

•
pay dividends;

•
make investments, other than permitted investments; and

•
pay off or redeem subordinated indebtedness, unless permitted under the terms of the subordination.

These covenants may restrict our ability to finance our operations and to pursue our business activities and strategies. Our ability to comply with these covenants may be affected by events beyond our control. Our ability to renew our existing credit facility, which matures in November 2021, or to enter into a new credit facility to replace or supplement the existing facility may be limited due to various factors, including the status of our business, global credit market conditions, and perceptions of our business or industry by sources of financing. In addition, if credit is available, lenders may seek more restrictive covenants and higher interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility. If we do not have or are unable to generate sufficient cash available to repay our debt obligations when they become due and payable, either upon maturity or in the event of a default, we may not be able to obtain additional debt or equity financing on favorable terms, if at all.
We may engage in strategic transactions, which may not yield a positive financial outcome. Further, such activity may result in the company operating in businesses beyond its current core business with risk factors beyond those which are identified here.
From time to time, we may evaluate potential mergers and acquisitions or investment opportunities. We have made a number of acquisitions in the past. Any transactions that we enter into could be material to our financial condition and results of operations. The process of integrating an acquired company, business or technology could create unforeseen operating difficulties and expenditures. Acquisitions and investments carry with them a number of risks, including the following:
•
diversion of management time and focus from operating our business;

•
implementation or remediation of controls, procedures and policies of the acquired company;

•
integration of financial systems;

•
coordination of product, engineering and selling and marketing functions;

•
retention of employees from the acquired company;

•
unforeseen liabilities;

•
litigation or other claims arising in connection with the acquired company; and

•
in the case of foreign acquisitions, the need to integrate operations across different cultures and languages and to address the particular economic, currency, political and regulatory risks associated with specific countries.

Our failure to address these or other risks encountered in connection with acquisitions could cause us to fail to realize the anticipated benefits of such acquisitions, resulting in unanticipated liabilities and harming our business, results of operations and financial condition.
Risks Relating to Legal or Regulatory Matters
Our business is subject to political and regulatory risks in the various markets in which we operate; compliance with differing and changing regulatory requirements poses compliance challenges.
Our business is subject to regulation, which is rapidly evolving, and the business and regulatory environment in each of the international markets in which we operate may differ. For example, regulations relating to our business, including our employees, our arrangements with media partners and advertisers, and privacy related regulations affect how we conduct our business. The following are some of the political and regulatory risks and challenges we face across jurisdictions:
•
greater difficulty in enforcing contracts;

•
higher costs of doing business internationally, including costs incurred in establishing and maintaining office space and equipment for our international operations;

•
risks associated with trade restrictions and foreign legal requirements, including any certification and localization of our platform that may be required in foreign countries;

•
greater risk of unexpected changes in regulatory practices, tariffs, and tax laws and treaties;

•
compliance with anti-bribery laws, including, without limitation, compliance with the U.S. Foreign Corrupt Practices Act and the UK Bribery Act;

•
compliance with data collection and privacy law regimes of various countries;

•
heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements;

•
the uncertainty of protection for intellectual property rights in some countries;

•
general economic and political conditions in these foreign markets, including political and economic instability in some countries;

•
the potential for heightened regulation relating to content curation or discovery as a result of concerns relating to the spread of disinformation through technology platforms; and

•
double taxation of our international earnings and potentially adverse tax consequences due to changes in the tax laws of the United States or the foreign jurisdictions in which we operate.

We are subject to laws and regulations related to data privacy, data protection, and information security, and consumer protection across different markets where we conduct our business, including in the United States and Europe. Such laws, regulations, and industry requirements are constantly evolving and changing and could potentially impact data collection and data usage for advertising and recommendations. Our actual or perceived failure to comply with such obligations could have an adverse effect on our business, results of operations, and financial condition.
We receive, store, and process data about or related to users in addition to our media partners, advertisers, services providers and employees. Our handling of this data is subject to a variety of federal, state, and foreign laws and regulations and is subject to regulation by various government authorities. Our data handling also is subject to contractual obligations and may be deemed to be subject to industry standards.
The U.S. federal and various state and foreign governments have adopted or proposed limitations on the collection, distribution, use, and storage of data relating to individuals, including the use of contact information and other data for marketing, advertising and other communications with individuals and businesses. In the United States, various laws and regulations apply to the collection, processing, disclosure, and security of certain types of data. Additionally, the Federal Trade Commission and many state attorneys general are interpreting federal and state consumer protection laws as imposing standards for the online collection, use, dissemination, and security of data and issuing separate guidance in this area. If we fail to comply with any such laws or regulations, we may be subject to enforcement actions that may not only expose us to litigation, fines, and civil and/or criminal penalties, but also require us to change our business practices as well as have an adverse effect on our business, results of operations, and financial condition.
The regulatory framework for data privacy issues worldwide is evolving and is likely to remain uncertain for the foreseeable future. The occurrence of unanticipated events often rapidly drives the adoption of legislation or regulation affecting the use, collection, or other processing of data and manners in which we conduct our business. Restrictions could be placed upon the collection, management, aggregation, and use of information, which could result in a material increase in the cost of collecting or otherwise obtaining certain kinds of data and could limit the ways in which we may use or disclose information. In particular, interest-based advertising, or the use of data to draw inferences about a user’s interests and deliver relevant advertising to that user, and similar or related practices (sometimes referred to as interest-based advertising, behavioral advertising or personalized advertising), such as cross-device data collection and aggregation, steps taken to de-identify personal data, and to use and distribute the resulting data, including for purposes of personalization and the targeting of advertisements, have come under increasing scrutiny by legislative, regulatory, and self-regulatory bodies in the United States and abroad that focus on consumer protection or data privacy (and also by app platforms, as discussed above). Much of this scrutiny has focused on the use of cookies and other technologies to collect information about Internet users’ online browsing activity on web browsers, mobile devices, and other devices, to associate such data with user or device identifiers or de-identified identities across devices and channels. Because we rely upon large volumes of such data collected primarily through cookies and similar technologies, it is possible that these efforts may have a substantial impact on our ability to collect and use data from Internet users, and it is essential that we monitor developments in this area domestically and globally, and engage in responsible privacy practices, including providing users with notice of the types of data we collect and how we use that data to provide our services.
In the United States, the U.S. Congress and state legislatures, along with federal regulatory authorities have recently increased their attention on matters concerning the collection and use of consumer data. In the United States, non-sensitive consumer data generally may be used under current rules and regulations, subject to certain restrictions, so long as the person does not affirmatively “opt-out” of the collection or use of such data. If an “opt-in” model or other more restrictive regulations were to be widely adopted in the United States, less data would be available, and could adversely affect our business.
California enacted legislation, the California Consumer Privacy Act, along with related regulations (together, the “CCPA”), which became effective in 2020. The CCPA creates individual privacy rights for California residents and increases the privacy and security obligations of businesses handling personal data. The CCPA is enforceable by the California Attorney General and there is also a private right of action relating to certain data security incidents. The CCPA generally requires covered businesses to, among other things, provide disclosures to California consumers and afford California consumers abilities to opt-out of the sharing of personal data between parties, a concept that is defined broadly, and although formal guidance has not been issued, behavioral advertising is believed to trigger such requirements under the CCPA by us, consumer advocacy groups and in some cases our larger competitors. We cannot yet fully predict the impact of the CCPA or subsequent guidance on our business or operations, but it may require us to further modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Decreased availability and increased costs of information could adversely affect our ability to meet our advertisers’ requirements and could have an adverse effect on our business, results of operations, and financial condition.
Additionally, starting in January 2023, the California Privacy Rights Act (“CPRA”), which was voted into law in November 2020 and amends the CCPA, imposes additional data protection obligations on certain businesses doing business in California, including honoring additional consumer rights and limiting the use and processing of personal data including sensitive data. In addition, the CPRA explicitly requires businesses to provide consumers with the right to opt-out of sharing of personal data with third parties for behavioral advertising. Accordingly, the CPRA could have an adverse effect on our business, results of operations, and financial condition.
Further, in March, 2021, Virginia enacted the Consumer Data Protection Act (“CDPA”), which will also take effect on January 1, 2023. The CDPA, similar to the CCPA and CPRA, provides various individual privacy rights to Virginia residents concerning the processing of their personal data by businesses subject to the CDPA. The CDPA also imposes certain obligations on businesses, including the requirements to obtain opt-in consent to process sensitive data, to implement and maintain reasonable security requirements, and to conduct and document data protection impact assessments concerning the processing of personal data for purposes of behavioral advertising. Similar to the CPRA, businesses must provide consumers with the right to opt-out of the processing of their personal data for behavioral advertising. The effects of the CCPA, CPRA, and CDPA are potentially significant and may require us to modify our data collection or processing practices and policies and to incur substantial costs and expenses in an effort to comply and increase our potential exposure to regulatory enforcement and/or litigation.
The CCPA has encouraged “copycat” laws in other states across the country, such as in Connecticut, Florida, New York, Oklahoma, and Washington. This legislation may add additional complexity, variation in requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact strategies and availability of previously useful data and could result in increased compliance costs and/or changes in business practices and policies. Such new privacy laws add additional complexity, requirements, restrictions, and potential legal risk, require additional investment in resources to compliance programs, and could impact trading strategies and availability of previously useful data.
In Europe, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) took effect on May 25, 2018 and applies to products and services that we provide in Europe, as well as the processing of personal data of European Economic Area (“EEA”) citizens, wherever that processing occurs. The GDPR includes operational requirements for companies that receive or process personal data of residents of the EEA that are different than those that were in place in the EEA prior to the GDPR. Failure to comply with GDPR, or its implementation in the United Kingdom through the Data Protection Act 2018 (“UK GDPR”), may result in significant penalties for non-compliance ranging from €10 million to €20 million or 2% to 4% of an enterprise’s global annual revenue, whichever is greater in the case of the GDPR or the greater of £17.5 million or 4% of the total worldwide turnover in the preceding financial year in the case of the United Kingdom. In addition to the foregoing, a breach of the GDPR or the UK GDPR could result in regulatory investigations, reputational damage, orders to cease/change our processing of our data, enforcement notices, and/or assessment notices (for a compulsory audit). We may also face civil claims including representative actions and other class action type litigation (where individuals have suffered harm), potentially amounting to significant compensation or damages liabilities, as well as associated costs, diversion of internal resources, and reputational harm.
There is an increasing focus on compliance requirements with respect to the digital advertising ecosystem, including criticism that the Internet Advertising Bureau (“IAB”) Transparency & Consent Framework (“TCF”) is inherently incompatible with GDPR given the high velocity personal data trading. The UK Information Commissioner’s Office has also recently announced it has restarted its investigation into the adtech industry which will look in particular at data management platforms and the role of data brokers. If the TCF is invalidated, we may not have another means of adequately requesting and obtaining consent, which could negatively affect our business, results of operations, and financial condition.
Further, in the European Union, current national laws that implement the ePrivacy Directive (2002/58/EC) will be replaced by an EU Regulation, known as the ePrivacy Regulation, which will significantly increase fines for non-compliance and impose burdensome requirements around placing cookies. While the text of the ePrivacy Regulation is still under development, a European court decision and regulators’ recent guidance in the Court of Justice of the European Union (“CJEU”) Fashion ID case are driving increased attention to cookies and tracking technologies. On April 7, 2021 the Austrian online privacy campaign group NYOB announced that it filed a complaint with the French information commissioner’s office, the National Commission on Informatics and Liberty (the “CNIL”), against the use of the Google Android Advertising Identifier code on the ground that users do not have the opportunity to delete the code and that this amounts to a violation of ePrivacy laws. As regulators start to enforce the strict approach (which has already begun to occur in Germany, where data protection authorities have initiated a probe on third-party cookies), this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities.
In addition, some countries are considering or have passed legislation implementing data protection requirements or requiring local storage and processing of data or similar requirements that could increase the cost and complexity of delivering our services. Though GDPR intended to harmonize the privacy and data protection laws across the EEA, member state interpretations of the law continue to vary making an already detailed regulatory framework increasingly complex to comply with. For example, as of October 1, 2020, CNIL clarified their interpretative position and began to enforce their guidelines around consent and cookies and consequently consent management platforms.
Any failure to achieve required data protection standards may result in lawsuits, regulatory fines, or other actions or liability, all of which may harm our results of operations. It is possible that CCPA, GDPR, UK GDPR and the ePrivacy Regulation in Europe and related standards may be interpreted and applied in manners that are, or are asserted to be, inconsistent with our data management practices or the technological features of our solutions. The risk is further exacerbated because of the evolving interpretation and application of privacy and data protection laws.
In addition to government regulation, privacy advocacy and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us or our advertisers. We are members of self-regulatory bodies that impose additional requirements related to the collection, use, and disclosure of consumer data. Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we are obligated to provide consumers with notice about our use of cookies and other technologies to collect consumer data and of our collection and use of consumer data for certain purposes, and to provide consumers with certain choices relating to the use of consumer data. Some of these self-regulatory bodies have the ability to discipline members or participants, which could result in fines, penalties, and/or public censure (which could in turn cause reputational harm). Additionally, some of these self-regulatory bodies might refer violations of their requirements to the Federal Trade Commission or other regulatory bodies. If we were to be found responsible for such a violation, it could adversely affect our reputation, as well as our business, results of operations, and financial condition.
If media partners, advertisers, and data providers do not obtain necessary and requisite consents from consumers for us to process their personal data, we could be subject to fines and liability.
Pursuant to GDPR, the UK GDPR and related ePrivacy laws, media partners and any downstream partners, are required to obtain unambiguous consent from EEA data subjects to process their personal data, which the industry has addressed through the release and widespread adoption of the IAB TCF in April 2018 and subsequent 2.0 update in August 2020. Because we do not have direct relationships with users, we rely on media partners, advertisers, and data providers, as applicable, to implement notice or choice mechanisms required under applicable laws, and transmit notification of the consent (or no consent) of the user to us. Where applicable, we may only use user data to deliver interest-based advertisements where we have consent. If media partners, advertisers, or data providers do not follow the process (and in any event as the legal requirements in this area continue to evolve and develop), we could be subject to fines and liability. We may not have adequate insurance or contractual indemnity arrangements to protect us against any such claims and losses.
Recent rulings from the Court of Justice of the European Union invalidated the EU-U.S. Privacy Shield as a lawful means for transferring personal data from the EEA or the UK to the United States; this introduces increased uncertainty and may require us to change our EEA/UK data practices and/or rely on an alternative legally sufficient compliance measure.
The GDPR and the UK GDPR, generally prohibit the transfer of personal data of EEA/UK subjects outside of the EEA/UK, unless a lawful data transfer solution has been implemented or a data transfer derogation applies. On July 16, 2020, in a case known as Schrems II, the CJEU ruled on the validity of two of the primary data transfer solutions. The first method, EU-U.S. Privacy Shield operated by the U.S. Department of Commerce (the “Privacy Shield”), was declared invalid as a legal mechanism to transfer data from EEA/UK to the United States. As a result, despite the fact that we had certified our compliance to the Privacy Shield, we may no longer rely on this mechanism as a lawful means to transfer EEA/UK data to us in the United States. While the United States and the European Union are in discussions regarding a replacement to the Privacy Shield, we cannot predict if it will happen or if it does, what impact it will have on our business and industry.
The second mechanism, Standard Contractual Clauses (“SCCs”), for EEA/UK data transfers was upheld as a valid legal mechanism for transnational data transfer. However, the ruling requires that European organizations seeking to rely on the SCCs to export data out of the EEA/UK ensure the data is protected to a standard that is “essentially equivalent” to that in the EEA/UK including, where necessary, by taking “supplementary measures” to protect the data. It remains unclear what “supplementary measures” must be taken to allow the lawful transfer of personal data to the United States, and it is possible that EEA/UK data protection authorities may determine that there are no supplementary measures that can legitimize EU-U.S. data transfers. For the time being, we rely on SCCs for EU-U.S. transfers of EEA/UK personal data and explore what “supplementary measures” can be implemented to protect EEA/UK personal data that is transferred to us in the United States. It remains unclear whether SCCs can cover our use of cookies and other tracking technologies placed directly on users’ browsers or devices through our media partners or advertisers’ websites. New SCCs are likely to come into effect in the course of 2021 and the existing SCCs will need to be replaced by the new SCCs. It is possible that the new SCCs may require us to reassess the basis upon which we can transfer personal data out of the EEA/UK.
We may also need to restructure our data export practices as a result of Brexit. Under the EU-UK Trade and Cooperation Agreement signed on December 30, 2020, following the expiry of the transition period, the UK will continue to benefit from the free movement of data from the EEA until the earlier of (a) the European Commission reaching an adequacy decision with respect to the UK; or (b) a period of four months (which may be extended for a further two months) from the date the EU-UK Trade and Cooperation Agreement enters into force (the “Specified Period”). The European Commission has now published its draft adequacy decision, finding that the United Kingdom does ensure an adequate level of data protection. Before the decision is formally adopted, the European Data Protection Board will need to issue a non-binding opinion on the draft and each member state must approve the decision. There is currently uncertainty as to how long this process will take. In the interim, transfers of personal data from the EEA to the UK will not be considered transfers to a third country. Should approval not be obtained prior to the expiry of the Specified Period, organizations will be required to implement a valid data transfer mechanism for data transfers from the EEA to the UK.
In the event that use of the SCCs is subsequently invalidated as a solution for data transfers to the United States, or there are additional changes to the data protection regime in the EEA/UK resulting in any inability to transfer personal data from the EEA/UK to the United States in compliance with data protection laws, European media partners and advertisers may be more inclined to work with businesses that do not rely on such compliance mechanisms to ensure legal and regulatory compliance, such as EEA/UK-based companies or other competitors that do not need to transfer personal data to the United States in order to avoid the above-identified risks and legal issues. Such changes could cause us to incur penalties under GDPR or UK GDPR and could increase the cost and complexity of operating our business.
If the security of the confidential information or personal data of our media partners and the users of our media partner properties stored in our systems is breached or otherwise subjected to unauthorized access, our reputation may be harmed and we may be exposed to liability.
We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect and store, but there is no guarantee that inadvertent (e.g., software bugs or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized disclosure will not occur or that third parties will not gain unauthorized access to this information despite our efforts. To reduce our vulnerability, we have a dedicated information security team responsible for improving and coordinating security across the company. We (i) conduct routine employee training sessions and onboarding security training, including phishing simulation, to increase awareness of phishing and other cyber threats; (ii) require multi-factor authentication access methods for all employees into our network; (iii) operate general monitoring and service protections that are subject to continuous enhancements to detect and mitigate various threats, including performing ongoing manual and automatic vulnerability assessment tests; (iv) manage an ongoing cyber risk-management framework to assess internal technological changes, as well as external systems and services as part of supply chain risk; and (v) maintain ISO 27001 security certification. However, since techniques used to obtain unauthorized access frequently evolve, we may be unable to anticipate these techniques or to implement adequate preventative measures. If our security measures are breached because of third-party action, employee error, malfeasance or otherwise, or if design flaws in our software are exposed and exploited, and, as a result, a third party obtains unauthorized access to any of our users’ data, our relationships with our users may be damaged, and we could incur liability. In addition, some jurisdictions have enacted laws requiring companies to notify individuals of data security breaches involving certain types of personal data, and our agreements with certain partners require us to notify them in the event of a security incident. These mandatory disclosures regarding a security breach sometimes lead to negative publicity and may cause our users, media partners or advertisers to lose confidence in the effectiveness of our data security measures. In the European Union/United Kingdom a data breach involving personal data will generally require notification of the national Information Commissioner’s Office and, where the risk to individuals is high, notification of the affected individuals themselves. In the European Union/United Kingdom there is a possibility of significant fines being imposed in the event of a security breach. Any security breach, whether actual or perceived, may harm our reputation, and we could lose users or fail to acquire new users, media partners or advertisers, all of whom may, in addition, have claims against us as a result of a security breach. Users also may be able to bring a class action against us.
Any governmental investigations, legal proceedings, or claims against us could result in liability, harm our reputation and could be costly and time-consuming to defend.
From time to time, we may be subject to litigation claims, whether arising in connection with employment or commercial matters, including certain terms in our commercial agreements. We also may be exposed to potential claims brought by third parties against us, our media partners or our advertisers. Such claims may allege, for example, that our advertisers’ recommendations (including the destination page reached) infringe the intellectual property or other rights of third parties, is false, deceptive, misleading or offensive, or that our advertisers’ products are defective or harmful.
In addition, we may be involved in regulatory issues and government investigations, including, but not limited to, actions relating to competition law. For example, on April 29, 2021, we were notified that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation into the hiring activities in our industry that includes us. We are cooperating with the Antitrust Division. While there can be no assurance regarding the ultimate resolution of this matter, we do not believe that our conduct violated applicable law.
Our reputation as a business with high standards of regulatory compliance depends in part on our media partners’ and advertisers’ adherence to laws and regulations of multiple jurisdictions concerning copyright, trademark and other intellectual property rights, unfair competition, privacy and data protection, and truth in-advertising, and their use of our platform in ways consistent with users’ expectations. In general, we require our media partners and advertisers to comply with all applicable laws, including all applicable intellectual property, privacy and data protection regulations. We rely on contractual representations from media partners and advertisers that they will comply with all such applicable laws. We make reasonable efforts to enforce contractual notice requirements, but, due to the nature of our business, we are unable to audit fully our media partners’ and advertisers’ compliance with our recommended disclosures or with applicable laws and regulations. If our media partners or advertisers were to breach their contractual or other requirements in this regard, or a court or governmental agency were to determine that we, our media partners and/or our advertisers failed to comply with any applicable law, then we may be subject to potentially adverse publicity, damages and related possible investigation, litigation or other regulatory activity. In addition, any perception that we, our media partners and/or our advertisers fail to comply with current or future regulations and industry practices, may expose us to public criticism, collective redress actions, reputational harm or claims by regulators, which could disrupt our industry and/or operations and expose us to increased liability.
In some instances, we may be required to indemnify media partners against such claims with respect to our advertisers’ campaigns. Therefore, we may require our advertisers to indemnify us for any damages from any such claim, although in certain cases we may not be so indemnified. We cannot assure prospective investors that our advertisers will have the ability to satisfy their indemnification obligations to us, in whole, in part or at all, and pursuing any claims for indemnification may be costly or unsuccessful. As a result, we may be required to satisfy indemnification obligations to media partners, or claims against us, with our own assets.
As a result of any of the above, we could become involved in litigation or governmental investigations, whether on our own, or involving or concerning our media partners or advertisers, including class action claims, and, as a result, may become subject to significant liability, including claims for damages and financial penalties. Claims may be expensive to defend, divert management’s attention from our business operations, and affect the cost and availability of insurance, even if we ultimately prevail. If any of this occurs, it may have a material adverse effect on our reputation, business operations, financial position, competitive position and prospects.
We may be unable to obtain, maintain and protect our intellectual property rights and proprietary information or prevent third parties from making unauthorized use of our intellectual property.
Our intellectual property rights are important to our business. We rely on a combination of confidentiality clauses, trade secrets, copyrights, patents and trademarks to protect our intellectual property and know-how. However, the steps we take to protect our intellectual property may be inadequate. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties, including our employees, consultants, service providers, media partners or advertisers, to copy our products and/or obtain and use information that we regard as proprietary to create solutions and services that compete with ours. We cannot assure you that the steps taken by us will prevent misappropriation of our trade secrets or technology or infringement of our intellectual property. In addition, the laws of some foreign countries where we operate do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.
Our policy is to enter into confidentiality and invention assignment agreements with our employees and consultants and enter into confidentiality agreements with the parties with whom we have strategic relationships and business alliances. No assurance can be given that these agreements will be effective in controlling access to our proprietary information and other intellectual property. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our solutions.
We may from time to time be subject to claims of prior use, opposition or similar proceedings with respect to applications for registrations of our intellectual property, including but not limited to our trademarks and patent applications. The process of seeking patent protection can be lengthy and expensive, and any of our pending or future patent or trademark applications, whether or not challenged, may not be issued with the scope of the claims we seek, if at all. We are unable to guarantee that patents or trademarks will issue from pending or future applications or that, if patents or trademarks issue, they will not be challenged, invalidated or circumvented, or that the rights granted under the patents will provide us with meaningful protection or any commercial advantage. We rely on our brand and trademarks to identify our solutions to our media partners and advertisers and to differentiate our solutions from those of our competitors. If we are unable to adequately protect our trademarks, third parties may use our brand names or trademarks similar to ours in a manner that may cause confusion to our users or confusion in the market, or dilute our brand names or trademarks, which could decrease the value of our brand.
From time to time, we may discover that third parties are infringing, misappropriating or otherwise violating our intellectual property rights. However, policing unauthorized use of our intellectual property and misappropriation of our technology is difficult and we may therefore not always be aware of such unauthorized use or misappropriation. Despite our efforts to protect our intellectual property rights, unauthorized third parties may attempt to use, copy or otherwise obtain and market or distribute our intellectual property rights or technology or otherwise develop solutions with the same or similar functionality as our solutions. If competitors infringe, misappropriate or otherwise misuse our intellectual property rights and we are not adequately protected, or if such competitors are able to develop solutions with the same or similar functionality as ours without infringing our intellectual property, our competitive position and results of operations could be harmed and our legal costs could increase.
We may be subject to intellectual property rights claims by third parties, which are costly to defend and could require us to pay significant damages and could limit our ability to use technology or intellectual property.
We operate in an industry with extensive intellectual property litigation. There is a risk that our business, platform, and services may infringe or be alleged to infringe the trademarks, copyrights, patents, and other intellectual property rights of third parties, including patents held by our competitors or by non-practicing entities. We may also face allegations that our employees have misappropriated or divulged the intellectual property of their former employers or other third parties. Regardless of whether claims that we are infringing patents or other intellectual property rights have any merit, the claims are time consuming, divert management attention and financial resources and are costly to evaluate and defend. Some of our competitors have substantially greater resources than we do and are able to sustain the cost of complex intellectual property litigation to a greater extent and for longer periods of time than we could. Results of these litigation matters are difficult to predict and may require us to stop offering some features, purchase licenses, which may not be available on favorable terms or at all, or modify our technology or our platform while we develop non-infringing substitutes, or incur significant settlement costs. Any of these events could adversely affect our business, results of operations, and financial condition.

Our platform relies on third-party open source software components. Failure to comply with the terms of the underlying open source software licenses could expose us to liabilities, and the combination of open source software with code that we develop could compromise the proprietary nature of our platform.
Our platform utilizes software licensed to us by third-party authors under “open source” licenses and we expect to continue to utilize open source software in the future. The use of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. To the extent that our platform depends upon the successful operation of the open source software we use, any undetected errors or defects in this open source software could prevent the deployment or impair the functionality of our platform, delay new solutions introductions, result in a failure of our platform, and injure our reputation. For example, undetected errors or defects in open source software could render it vulnerable to breaches or security attacks, and, in conjunction, make our systems more vulnerable to data breaches. Furthermore, some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software we use. If we combine our proprietary software with open source software in a specific manner, we could, under some open source licenses, be required to release the source code of our proprietary software to the public. This would allow our competitors to create similar solutions with lower development effort and time and ultimately put us at a competitive disadvantage.
Although we monitor our use of open source software to avoid subjecting our platform to conditions we do not intend, we cannot assure you that our processes for controlling our use of open source software in our platform will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue operating using our solution on terms that are not economically feasible, to re-engineer our solution or the supporting computational infrastructure to discontinue use of code, or to make generally available, in source code form, portions of our proprietary code.
We are required to comply with international advertising regulations in connection with the distribution of advertising, including potential regulation or oversight of native advertising disclosure standards. Failure to comply could negatively impact us, our media partners and/or our advertisers, which could have an adverse effect on our business, results of operations, and financial condition.
We are subject to complex and changing advertising regulations in many jurisdictions in which we operate, including regulatory and self-regulatory requirements to comply with native advertising regulations in connection with the advertising we distribute for our advertisers. For example, in the United States, the Federal Trade Commission requires that all online advertising meet certain principles, including the clear and conspicuous disclosure of advertisements. If we, or our advertisers, make mistakes in implementing this varied and evolving guidance, or our commitments with respect to these principles, we could be subject to negative publicity, government investigation, government or private litigation, or investigation by self-regulatory bodies or other accountability groups. Any such action against us could be costly and time consuming and may require us to change our business practices, cause us to divert management’s attention and our resources and be damaging to our reputation and our business. Moreover, additional or different disclosures may lead to a reduction in user engagement, which could have an adverse effect on our business, results of operations, and financial condition.
Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock
The trading price of the shares of our common stock is likely to be volatile, and purchasers of our common stock could incur substantial losses.
Technology stocks historically have experienced high levels of volatility. The trading price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our results of operations. These fluctuations could cause you to incur substantial losses, including all of your investment in our common stock. Factors that could cause fluctuations in the trading price of our common stock include the following:
•
significant volatility in the market price and trading volume of technology companies in general and of companies in the digital advertising industry in particular;

•
announcements of new solutions or technologies, commercial relationships, acquisitions, or other events by us or our competitors;

•
price and volume fluctuations in the overall stock market from time to time;

•
changes in how advertisers perceive the benefits of our platform and future offerings;

•
the public’s reaction to our press releases, other public announcements, and filings with the U.S. Securities and Exchange Commission (the "SEC");

•
fluctuations in the trading volume of our shares or the size of our public float;

•
sales of large blocks of our common stock;

•
actual or anticipated changes or fluctuations in our results of operations;

•
changes in actual or future expectations of investors or securities analysts;

•
litigation involving us, our industry, or both;

•
governmental or regulatory actions or audits;

•
regulatory developments applicable to our business, including those related to privacy in the United States or globally;

•
general economic conditions and trends;

•
major catastrophic events in our domestic and foreign markets; and

•
departures of key employees.

In addition, if the market for technology stocks, the stock of digital advertising companies or the stock market, in general, experiences a loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, results of operations, or financial condition. The trading price of our common stock might also decline in reaction to events that affect other companies in the digital advertising industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If litigation is instituted against us, we could incur substantial costs and divert management’s attention and resources.
There has been no prior public trading market for our common stock, and an active trading market for our common stock might not develop.
Before this offering, there has been no public market for shares of our common stock. We cannot assure you that an active trading market for our shares will develop or that any market will be sustained. We cannot predict the prices at which our common stock will trade. The initial public offering price of our stock will be determined by negotiations between us and the underwriters, and may not bear any relationship to the price at which our common stock will trade after the completion of this offering or to any other established criteria of the value of our business.
In addition, the market price of our common stock following this offering is likely to be highly volatile and could be subject to wide fluctuations in response to various factors, some of which are beyond our control. Accordingly, we cannot assure you of the liquidity of any trading market, your ability to sell your shares of our common stock when desired or the prices that you may obtain for your shares of our common stock.
If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.
The trading market for our common stock will, to some extent, depend on the research and reports that securities or industry analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares, change their opinion of our business prospects or publish inaccurate or unfavorable research about our business, our share price may decline. If one or more of these analysts who cover us ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which could cause our share price or trading volume to decline.
We will have broad discretion in the use of proceeds from this offering and may invest or spend the proceeds in ways with which you do not agree and in ways that may not yield a return.
We intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development expenditures focused on product development and sales and marketing expenditures aimed at growing our business. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time. Consequently, our management will have broad discretion over the specific use of these net proceeds and may do so in a way with which our investors disagree. The failure by our management to apply and invest these funds effectively may not yield a favorable return to our investors and may adversely affect our business, results of operations, and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, and financial condition could be adversely affected.
Substantial future sales of our common stock could cause the market price of our common stock to decline.
The market price of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. Immediately following completion of this offering, we will have 53,855,531 shares of common stock outstanding, based on the number of shares outstanding as of June 30, 2021. Substantially all of these shares will be subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus. However, these restrictions will no longer apply to 25% of the shares subject to each lock-up agreement if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price per share of our shares of common stock is at least 25% greater than the initial public offering price per share of our shares of common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15-day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price per share of our shares of common stock on such date is at least 25% greater than the initial public offering price per share of our shares of common stock.
In addition, the Notes (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Senior Subordinated Secured Notes”) purchased by the Baupost Investors may be exchanged for convertible notes, which are convertible into shares of common stock under certain circumstances. The Baupost Investors have agreed to be bound by the same lock-up agreement; however, following expiration of the lock-up period, the Convertible Notes held by the Baupost Investors may be converted into shares of our common stock at the discretion of such holders and may be resold subject to certain securities law restrictions.
After this offering, the holders of an aggregate of 29,548,254 shares of our common stock will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market stand-off and/or lock-up agreements.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.
Participation in this offering by the Baupost Investors could reduce the public float for our shares of common stock.
The Baupost Investors have indicated an interest in purchasing up to 9.9% of the total shares offered and sold by us in this offering. If the Baupost Investors are allocated all or a portion of the shares in which they have indicated an interest in this offering and purchase any such shares, such purchase could reduce the available public float for our shares of common stock if the Baupost Investors hold these shares long term.
Following the offering, a small number of significant beneficial owners of our common stock acting together will have a significant influence over matters requiring stockholder approval, which could delay or prevent a change of control.
Following the offering, the largest beneficial owners of our common stock, an entity affiliated with Lightspeed Venture Partners (“Lightspeed”), Viola Ventures III, L.P. (“Viola Ventures”), entities affiliated with Gemini Israel Ventures (“Gemini Israel”), Gruner + Jahr GmbH (“G+J”), and Yaron Galai each of which currently beneficially owns more than 5% of our outstanding common stock, will beneficially own in the aggregate 46.1% of our outstanding common stock. As a result, these stockholders, if they act together, could exercise significant influence over our operations and business strategy since they will have sufficient voting power to control the outcome of matters requiring stockholder approval. These matters may include:
•
the composition of our board of directors which has the authority to direct our business and to appoint and remove our officers;

•
approving or rejecting a merger, consolidation or other business combination;

•
raising future capital; and

•
amending our certificate of incorporation which governs the rights attached to our common stock.

This concentration of ownership of our shares could delay or prevent proxy contests, mergers, tender offers, open-market purchase programs or other purchases of our common stock that might otherwise give you the opportunity to realize a premium over the then-prevailing market price of our common stock. This concentration of ownership may also adversely affect our share price.
Upon completion of this offering, our existing stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. As only some of our stockholders own Series F convertible preferred stock, the valuation in connection with this offering will impact the conversion ratio of our Series F convertible preferred stock and thus the relative ownership of our common stock upon completion of this offering among our existing stockholders.
Failure to design, implement and maintain effective internal controls may adversely affect investor confidence in our company and, as a result, the value of our common stock.
As a result of becoming a public company, we will be obligated to develop and maintain proper and effective internal control over financial reporting. Following this offering, we will be required to disclose, on a quarterly basis, changes made in our internal control over financial reporting. We will also be required, pursuant to Section 404 of the Sarbanes-Oxley Act, to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting as of the end of the first complete fiscal year after this offering. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC, or the date we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse if it is not satisfied with the level at which our controls are documented, designed or operating.
In preparation for becoming a public company, we have undertaken and continue to undertake a range of actions to augment our internal control over financial reporting. These include implementing new internal controls and procedures and hiring additional accounting and financial reporting staff. We intend to continue to enhance our internal control over financial reporting following this offering. Any failure of our internal controls could result in a material misstatement in our financial statements. Furthermore, if we are unable to conclude that our internal control over financial reporting is effective at the time that we are required to make such assessment, we could lose investor confidence in the accuracy and completeness of our financial reports, which would cause the price of our common stock to decline, and we may be subject to investigation or sanctions by the SEC.
We are an emerging growth company subject to reduced disclosure requirements, and there is a risk that availing ourselves of such reduced disclosure requirements will make our common stock less attractive to investors.
We are an emerging growth company, and for as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements such as, but not limited to, not being required to obtain auditor attestation of our reporting on internal control over financial reporting, having reduced disclosure obligations about our executive compensation in this prospectus and in our periodic reports and proxy statements, and not being required to hold advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock, and our stock price may be more volatile.
In addition, Section 107 of the JOBS Act provides that an “emerging growth company” can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act. Accordingly, our consolidated financial statements may not be comparable to the financial statements of public companies that comply with such new or revised accounting standards.
We will remain an emerging growth company until the earliest of: the end of the fiscal year in which the market value of the shares of our outstanding capital stock held by non-affiliates is $700 million or more as of the end of the second quarter of that year, the end of the fiscal year in which we have total annual gross revenue of $1.07 billion, the date on which we issue more than $1.0 billion in nonconvertible debt in a three-year period, or five years from the date of our initial public offering.
Our management team has limited experience managing a public company and we will incur significantly increased costs and devote substantial management time as a result of operating as a public company.
Most members of our management team have limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws, rules, and regulations that govern public companies. As a public company, we are subject to significant obligations relating to reporting, procedures and internal controls, and our management team may not successfully or efficiently manage such obligations. These obligations and scrutiny will require significant attention from our management and could divert their attention away from the day-to-day management of our business, which could adversely affect our business, results of operations, and financial condition. We expect that these requirements will increase our compliance costs. We will need to hire additional accounting, financial, and legal staff with appropriate public company experience and technical accounting knowledge and may need to establish an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of these costs.

We also expect that being a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and qualified executive officers.
The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.
As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of the Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company.”
The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could adversely affect our business, results of operations, and financial condition. We may need to hire more employees in the future or engage outside consultants to comply with these requirements, which will increase our costs and expenses. In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.
We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected. However, for as long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various reporting requirements that are applicable to “emerging growth companies” as described above. We may take advantage of these reporting exemptions until we are no longer an “emerging growth company.”
We do not intend to pay dividends on our common stock, so any returns will be limited to the value of our common stock.
We have never declared or paid cash dividends on our common stock. We currently anticipate that we will retain any future earnings and do not expect to pay any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. Our current credit facility imposes certain limitations on our ability to pay dividends and any new credit facility may contain certain similar restrictions. The agreement governing the Notes also restricts, and the agreement governing the Convertible Notes that we expect to issue in connection with the completion of this offering will also restrict, our ability to pay dividends. Until such time that we pay a dividend, investors must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.

We may need to raise additional funds to pursue our strategy, and we may be unable to raise capital when needed or on acceptable terms.
From time to time, we may seek additional equity or debt financing to fund our growth, develop new solutions or make acquisitions or other investments. Our business plans may change, general economic, financial or political conditions in our markets may change, or other circumstances may arise that have a material adverse effect on our cash flow and the anticipated cash needs of our business. Any of these events or circumstances could result in significant additional funding needs, requiring us to raise additional capital. We cannot predict the timing or amount of any such capital requirements at this time. If financing is not available on satisfactory terms, or at all, we may be unable to expand our business or to develop new business at the rate desired and our results of operations may suffer.
Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of our company, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
Provisions in our amended and restated certificate of incorporation and amended and restated bylaws may delay or prevent an acquisition of us or a change in our management. These provisions include:
•
authorizing “blank check” preferred stock, which could be issued by the board without stockholder approval and may contain voting, liquidation, dividend and other rights superior to our common stock, which would increase the number of outstanding shares and could thwart a takeover attempt;

•
a classified board of directors whose members can only be dismissed for cause;

•
the prohibition on actions by written consent of our stockholders;

•
the limitation on who may call a special meeting of stockholders;

•
the establishment of advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon at stockholder meetings; and

•
the requirement of at least 75% of the outstanding capital stock to amend any of the foregoing second through fifth provisions.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirers to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.
Future events may impact our deferred tax asset position including deferred tax assets related to our utilization of net operating losses (“NOLs,” each a “NOL”) and U.S. deferred federal income taxes on undistributed earnings of international affiliates that are considered to be reinvested indefinitely.
We evaluate our ability to utilize deferred tax assets and our need for valuation allowances based on available evidence. This process involves significant management judgment regarding assumptions that are subject to change from period to period based on changes in tax laws or variances between future projected operating performance and actual results. We are required to establish a valuation allowance for deferred tax assets if we determine, based on available evidence at the time the determination is made, that it is more likely than not that some portion or all of the deferred tax assets will not be utilized. In making this determination, we evaluate all positive and negative evidence as of the end of each reporting period. Future adjustments (either increases or decreases), to a deferred tax asset valuation allowance are determined based upon changes in the expected realization of the net deferred tax assets. The utilization of our deferred tax assets ultimately depends on the existence of sufficient taxable income in either the carry-back or carry-forward periods under the applicable tax law. Due to significant estimates used to establish a valuation allowance and the potential for changes in facts and circumstances, it is reasonably possible that we will be required to record adjustments to a valuation allowance in future reporting periods. Changes to a valuation allowance or the amount of deferred taxes could have a materially adverse effect on our business, financial condition and results of operations. Further, while we have no current intention to do so in the foreseeable future, should we change our assertion regarding the permanent reinvestment of the undistributed earnings of certain of our foreign subsidiaries, a deferred tax liability may need to be established.
The ability to fully utilize our NOL and tax credit carryforwards to offset future taxable income may be limited. Under Sections 382 of the Internal Revenue Code of 1986, as amended (the “Code”), if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change NOL carryforwards to offset its post-change income may be limited. In general, an “ownership change” will occur if there is a cumulative change in our ownership by 5% or greater stockholders that exceeds 50% over a rolling three-year period. Similar rules may apply under state tax laws. We may experience ownership changes in the future as a result of future transactions in our stock. As a result, if we earn net taxable income, our ability to use our pre-change NOL carryforwards or other pre-change tax attributes to offset United States federal and state taxable income may be subject to limitations. Any such limitations on the ability to use our NOL carryforwards and other tax assets could adversely impact our business, financial condition, and operating results.

Special Note Regarding Forward-Looking Statements
This prospectus contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and objectives. You can generally identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions that concern our expectations, strategy, plans or intentions. We have based these forward-looking statements largely on our current expectations and projections regarding future events and trends that we believe may affect our business, financial condition and results of operations. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in the section entitled “Risk Factors” and elsewhere in this prospectus. Accordingly, you should not rely upon forward-looking statements as predictions of future events. We cannot assure you that the results, events and circumstances reflected in the forward-looking statements will be achieved or occur, and actual results, events or circumstances could differ materially from those projected in the forward looking statements. Forward-looking statements contained in this prospectus include, but are not limited to, statements regarding:
•
overall advertising demand and traffic generated by our media partners;

•
factors that affect advertising spending, such as economic downturns and unexpected events;

•
the effects of the ongoing and evolving COVID-19 pandemic, including the resulting global economic uncertainty, and measures taken in response to the pandemic;

•
our ability to continue to innovate, and adoption by our advertisers and media partners of our expanding solutions;

•
our ability to extend our reach into evolving digital media platforms;

•
our ability to continue to grow our business;

•
our research and development efforts;

•
the loss of one or more of our large media partners, and our ability to expand our advertiser and media partner relationships;

•
our future financial and operating results;

•
our ability to compete effectively against current and future competitors;

•
our ability to maintain our profitability despite quarterly fluctuations in our results, whether due to seasonality, large cyclical events, or other causes; and

•
our ability to maintain and scale our technology platform.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not occur. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. We do not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Use of Proceeds
We estimate that the net proceeds from the sale of 8,000,000 shares of our common stock will be approximately $144.7 million, at the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that we will receive additional net proceeds of approximately $22.3 million after deducting underwriting discounts and commissions.
The principal purposes of this offering are to obtain additional capital, to increase our financial flexibility and visibility in the marketplace, to create a public market for our common stock and to facilitate our future access to the public equity markets. We intend to use the net proceeds from this offering for working capital and general corporate purposes, including research and development expenditures focused on product development and sales and marketing expenditures aimed at growing our business.
We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies, although we do not have any agreement or understanding with respect to any such acquisition or investment at this time.
We will have broad discretion over the uses of the net proceeds in this offering, and, as of the date of this prospectus, we have not allocated the net proceeds to particular uses. Until we use the proceeds we receive from this offering for the above-mentioned purposes, we intend to invest the net proceeds in short-term, investment-grade interest-bearing securities such as money market funds, certificates of deposit, commercial paper, high grade and investment grade corporate debt securities, and obligations of the U.S. government and government agencies.

Dividend Policy
We have never declared or paid any cash dividends on our common stock. We currently intend to retain any future earnings and do not expect to pay any cash dividends on our common stock for the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on a number of factors, including our earnings, capital requirements and overall financial condition. Our credit agreement for our revolving credit facility also contains restrictions on our ability to pay dividends. The agreement governing the Notes also restricts, and the agreement governing the Convertible Notes that we expect to issue in connection with the completion of this offering will also restrict, our ability to pay dividends.

Capitalization
The following table sets forth our cash and cash equivalents and capitalization as of March 31, 2021 on:
•
an actual basis;

•
a pro forma basis, giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into 28,091,267 shares of our common stock, (ii) the vesting (but not the issuance) of 1,635,886 shares of common stock underlying RSUs in connection with this offering, (iii) an approximately $10.7 million increase in accumulated deficit and increase to additional paid-in capital associated with stock-based compensation due to the satisfaction of the liquidity event vesting criteria of outstanding stock options, SARs, shares of restricted stock and RSUs in connection with this offering; and (iv) the issuance of the Notes to the Baupost Investors; and

•
a pro forma as adjusted basis to give further effect to (i) the issuance and sale of the shares of our common stock offered by us in this offering and the application of the net proceeds therefrom, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us; (ii) the issuance by us of 292,152 shares of common stock upon the exercise of stock options and 244,619 expiring warrants immediately prior to the closing of this offering and the receipt of approximately $1.5 million by us from such exercises, as well as 145,729 in RSU vestings; and (iii) the exchange of the Notes held by the Baupost Investors for the Convertible Notes (as defined in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Exchange of Notes for Convertible Notes”).

The information below is illustrative only, and our capitalization following the closing of this offering will be adjusted based on the actual initial public offering price and other terms of the offering determined at the pricing of this offering. You should read this table in conjunction with the sections entitled “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.
	As of March 31, 2021
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Cash and cash equivalents	$95,042	$295,042	$441,241
Long-term debt	—	200,000	236,000
Convertible preferred stock, par value of $0.001 per share, issuable in Series A, B, C, D, E, F, G and H; 27,766,563 shares authorized; 27,652,449 shares issued and outstanding; aggregate liquidation preference of $200.4 million actual; no shares issued and outstanding, pro forma or pro forma as adjusted	162,444	—	—
Common stock, par value of $0.001 per share; 65,183,785 shares authorized; 17,367,049 shares issued and outstanding, actual; 65,183,785 shares authorized, 47,094,202 shares issued and outstanding, pro forma; 55,776,703 shares issued and outstanding, pro forma as adjusted	17	47	55
Additional paid-in capital	94,540	267,681	413,872
Accumulated other comprehensive loss	(3,070)	(3,070)	(3,070)
Accumulated deficit	(157,499)	(168,226)	(204,226)
Total stockholders’ (deficit) equity	(66,012)	96,432	206,631
Total capitalization	$96,432	$296,432	$442,631
If the underwriters’ option to purchase additional shares of our common stock from us were exercised in full, pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ deficit and total capitalization as of March 31, 2021 would be $463.6 million, $436.2 million, $229.0 million and $465.0 million, respectively.
The number of shares of our common stock issued and outstanding as of March 31, 2021 excludes (1) 5,080,588 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan with a weighted-average exercise price of $6.36 per share; (2) 3,767,308 RSUs outstanding with respect to our common stock under our equity incentive plan; (3) 3,390 SARs outstanding with respect to our common stock under our equity incentive plan with a weighted-average exercise price of $7.65; (4) 664,820 shares of common stock reserved for future issuances and grants under our equity incentive plan; and (5) 621,089 shares of common stock issuable upon the exercise of warrants as of March 31, 2021 with a weighted-average price of $4.96, including 244,619 shares of common stock issuable upon the exercise of warrants which expire if not exercised prior to the completion of this offering.
The number of shares of our common stock that will be issued and outstanding as of March 31, 2021, pro forma excludes (1) 5,080,588 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan with a weighted-average exercise price of $6.36 per share; (2) 3,390 SARs outstanding with respect to our common stock under our equity incentive plan with a weighted-average exercise price of $7.65; (3) 664,820 shares of common stock reserved for future issuances and grants under our equity incentive plan; and (4) 621,089 shares of common stock issuable upon the exercise of warrants as of March 31, 2021 with a weighted-average price of $4.96, including 244,619 shares of common stock issuable upon the exercise of warrants which expire if not exercised prior to the completion of this offering.
The number of shares of our common stock that will be issued and outstanding as of March 31, 2021, pro forma as adjusted excludes (1) 4,788,436 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan with a weighted-average exercise price of $6.65 per share; (2) 3,390 SARs outstanding with respect to our common stock under our equity incentive plan with a weighted-average exercise price of $7.65; and (3) 664,820 shares of common stock reserved for future issuances and grants under our equity incentive plan.

Dilution
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Our pro forma net tangible book value as of March 31, 2021 was $54.5 million, or $1.16 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of common stock outstanding as of March 31, 2021, after giving effect to (i) the automatic conversion of all outstanding shares of our convertible preferred stock into shares of our common stock, which conversion will occur immediately prior to the closing of this offering and (ii) the net issuance of 1,635,886 shares of common stock upon the vesting of outstanding RSUs and RSAs.
We recognize stock-based compensation for stock-based awards, including stock-options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and stock appreciation rights (“SARs”) based on the estimated fair value of the awards. We estimated the fair value of our stock option awards on the grant date using the Black-Scholes option pricing model. The fair value of our RSUs and RSAs is the fair value of our common stock on the date of grant.
After giving effect to the sale by us of 8,000,000 shares of our common stock in this offering at the initial public offering price of $20.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $199.2 million, or approximately $3.61 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.45 per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $16.39 per share to new investors purchasing shares of our common stock in this offering at the initial public offering price. The following table illustrates this dilution:
Initial public offering price per share		$20.00
Pro forma net tangible book value per share as of March 31, 2021	$1.16
Increase pro forma net tangible book value per share attributable to new investors	$2.45
Pro forma as adjusted net tangible book value per share after this offering		$3.61
Dilution per share to new investors in this offering		$16.39
If the underwriters’ option to purchase additional shares of our common stock from us is exercised in full, the pro forma as adjusted net tangible book value per share of our common stock, as adjusted to give effect to this offering, would be $3.93 per share, and the dilution in pro forma net tangible book value per share to new investors in this offering would be $16.07 per share.
The following table presents on a pro forma as adjusted basis as of March 31, 2021, after giving effect to the automatic conversion of all outstanding shares of convertible preferred stock into our common stock immediately prior to the closing of this offering, the differences between the existing stockholders and the new investors purchasing shares of our common stock in this offering with respect to the number of shares purchased from us, the total consideration paid or to be paid to us, which includes net proceeds received from the issuance of our common stock, convertible preferred stock, cash received from the exercise of stock options and the average price per share paid or to be paid to us at the initial public offering price of $20.00 per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:
	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	47,094,202	85%	$160,000,000	50%	$3.40
New investors	8,000,000	15	160,000,000	50	20.00
Total	55,094,202	100%	$320,000,000	100%	$5.81

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares of our common stock from us. If the underwriters’ option to purchase additional shares of our common stock were exercised in full, our existing stockholders would own 84% and our new investors would own 16% of the total number of shares of our common stock outstanding upon completion of this offering. The above discussion does not give effect to the the issuance of the Notes to the Baupost Investors or the exchange of the Notes in connection with this offering for the Convertible Notes.
The number of shares of our common stock issued and outstanding as of March 31, 2021 excludes (1) 5,080,588 shares of our common stock issuable upon the exercise of stock options outstanding under our equity incentive plan with a weighted-average exercise price of $6.36 per share; (2) 3,767,308 RSUs outstanding with respect to our common stock under our equity incentive plan; (3) 3,390 SARs outstanding with respect to our common stock under our equity incentive plan with a weighted-average exercise price of $7.65; (4) 664,820 shares of common stock reserved for future issuances and grants under our equity incentive plan; and (5) 621,089 shares of common stock issuable upon the exercise of warrants as of March 31, 2021 with a weighted-average exercise price of $4.96, including 244,619 shares of common stock issuable upon the exercise of warrants which expire if not exercised prior to the completion of this offering.

Conversion of Series D, Series F and Series G Convertible Preferred Stock
In connection with the closing of this offering, all of our outstanding shares of convertible preferred stock will convert into common stock. In accordance with the antidilution provisions set forth in our amended and restated certificate of incorporation in effect prior to the closing of this offering, the conversion ratio of our Series D, Series F and Series G shares of convertible preferred stock may have been subject to adjustment. Had the public offering price of our common stock been less than $15.67 per share, the per share conversion rate of our Series D convertible preferred stock would have been adjusted so that each share of Series D convertible preferred stock would have converted into 1.5 shares of common stock. Because the public offering price of our common stock is less than $22.81 per share, the per share conversion rate of our Series F convertible preferred stock will be adjusted so that each share of Series F convertible preferred stock converts into a number of shares of common stock equal to a fraction, the numerator of which is $11.40 and the denominator of which is 50% of the public offering price. Had the public offering price of our common stock been less than $15.01 per share, the per share conversion rate of our Series G convertible preferred stock would have been adjusted so that each share of Series G convertible preferred stock would have converted into a number of shares of common stock equal to a fraction, the numerator of which is $15.00 and the denominator of which is the public offering price.
As a result of the $20 initial public offering price per share, an aggregate of 3,567,076 shares of common stock will be issued upon conversion of the Series F convertible preferred stock.
Upon completion of this offering, our existing stockholders will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. As only some of our stockholders own Series F convertible preferred stock, the change in our valuation in connection with this offering will impact the conversion ratio of the Series F convertible preferred stock and thus the relative ownership of our common stock upon completion of this offering among our existing stockholders.
If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering.

Selected Consolidated Financial and Other Data
The following tables set forth our selected consolidated financial and other data. You should read the following selected consolidated financial and other data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. Our financial statements have been prepared in accordance with U.S. GAAP.
The following tables present selected consolidated statements of operations data for each of the years in the two-year period ended December 31, 2020, and for the three months ended March 31, 2021 and 2020. We derived the statements of operations data for the years ended December 31, 2020 and 2019 and the balance sheet data as of December 31, 2020 from the audited financial statements appearing elsewhere in this prospectus. We derived our selected consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the selected consolidated balance sheet data as of March 31, 2021 from the unaudited condensed consolidated financial statements included elsewhere in this prospectus. We have prepared the unaudited condensed consolidated financial statements on the same basis as the audited consolidated financial statements and have included all adjustments, consisting only of normal adjustments, which in our opinion are necessary to state fairly the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future, and our results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the full year or for any other period.
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands, except per share data)
Statements of Operations Data:
Revenue	$228,024	$177,332	$767,142	$687,333
Cost of revenue:
Traffic acquisition costs	167,613	136,806	572,802	517,000
Other cost of revenue	6,942	7,873	29,278	28,548
Gross profit	53,469	32,653	165,062	141,785
Operating expenses:	38,689	42,170	154,885	156,370
Income (loss) from operations	14,780	(9,517)	10,177	(14,585)
Interest expense	(170)	(165)	(832)	(601)
Interest income and other income (expense), net	(2,253)	1,241	(1,695)	152
Income (loss) before provision for income taxes	12,357	(8,441)	7,650	(15,034)
Provision for income taxes	1,611	1,129	3,293	5,480
Net income (loss)	$10,746	$(9,570)	$4,357	$(20,514)
Net income (loss) per share–basic	$0.24	$(0.58)	$0.10	$(1.34)
Net income (loss) per share–diluted	$0.21	$(0.58)	$0.08	$(1.34)
	March 31, 2021	December 31, 2020
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$95,042	$93,641
Total assets	341,965	356,486
Total liabilities	245,533	273,855
Convertible preferred stock	162,444	162,444
Total stockholders’ deficit	(66,012)	(79,813)

	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Statement of Cash Flows Data:
Net cash provided by operating activities	$5,406	$14,336	$52,986	$16,740
Net cash used in investing activities	(2,787)	(2,121)	(9,423)	(7,589)
Net cash (used in) provided by financing activities	(807)	9,044	(4,228)	(3,659)
Non-GAAP Financial Measures
In addition to the above GAAP performance measures, we use the following supplemental non-GAAP financial measures to evaluate our business, measure our performance, identify trends and allocate our resources:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Ex-TAC Gross Profit	$60,411	$40,526	$194,340	$170,333
Adjusted EBITDA	20,583	2,169	$41,145	$19,275
Adjusted EBITDA as % of Ex-TAC Gross Profit	34.1%	5.4%	21.2%	11.3%
These non-GAAP financial measures are defined and reconciled to the corresponding GAAP measures below. These non-GAAP financial measures are subject to significant limitations, including those identified below. In addition, other companies in our industry may define these measures differently, which may reduce their usefulness as comparative measures. As a result, this information, should be considered as supplemental in nature and is not meant as a substitute for revenue, gross profit or net income presented in accordance with U.S. GAAP.
Ex-TAC Gross Profit
Ex-TAC Gross Profit is a non-GAAP financial measure. Gross profit is the most comparable GAAP measure. In calculating Ex-Tac Gross Profit, we add back other cost of revenue to gross profit. Ex-TAC Gross Profit may fluctuate in the future due to various factors, including, but not limited to, seasonality and changes in the number of media partners and advertisers, advertiser demand or user engagements.
We present Ex-TAC Gross Profit, Adjusted EBITDA, and Adjusted EBITDA as a percentage of Ex-TAC Gross Profit because they are key profitability measures used by our management and board of directors to understand and evaluate our operating performance and trends, develop short-and long-term operational plans and make strategic decisions regarding the allocation of capital. Accordingly, we believe that these measures provide information to investors and the market in understanding and evaluating our operating results in the same manner as our management and board of directors. There are limitations on the use of Ex-TAC Gross Profit in that traffic acquisition cost is a significant component of our total cost of revenue but not the only component and, by definition, Ex-TAC Gross Profit presented for any period will be higher than gross profit for that period. A potential limitation of this non-GAAP financial measure is that other companies, including companies in our industry which have a similar business, may define ex-TAC Gross Profit differently, which may make comparisons difficult. As a result, this information, should be considered as supplemental in nature and is not meant as a substitute for revenue or gross profit presented in accordance with U.S. GAAP.

The following table presents the reconciliation of Ex-TAC Gross Profit to gross profit, the most directly comparable U.S. GAAP measure, for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Revenue	$228,024	$177,332	$767,142	$687,333
Traffic acquisition costs	(167,613)	(136,806)	(572,802)	(517,000)
Other cost of revenue	(6,942)	(7,873)	(29,278)	(28,548)
Gross profit	53,469	32,653	165,062	141,785
Other cost of revenue	6,942	7,873	29,278	28,548
Ex-TAC Gross Profit	$60,411	$40,526	$194,340	$170,333
Adjusted EBITDA
We define Adjusted EBITDA as net income (loss) before interest expense; interest income and other income (expense), net; provision for income taxes; depreciation and amortization; stock-based compensation, and other income or expenses that we do not consider indicative of our core operating performance, including, but not limited to, merger and acquisition costs and a tax contingency. We present Adjusted EBITDA as a supplemental performance measure because we believe it facilitates operating performance comparisons from period to period.
We believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results in the same manner as our management and board of directors. However, Adjusted EBITDA is a non-GAAP financial measure and how we calculate Adjusted EBITDA is not necessarily comparable to non-GAAP information of other companies. Adjusted EBITDA should be considered as a supplemental measure and should not be considered in isolation or as a substitute or any measures of our financial performance that are calculated and reported in accordance with GAAP.
The following table presents the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure, for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss)	$10,746	$(9,570)	$4,357	$(20,514)
Interest income and other (income) expense, net	2,423	(1,076)	2,527	449
Provision for income taxes	1,611	1,129	3,293	5,480
Depreciation and amortization	4,527	4,649	18,509	16,744
Stock-based compensation	1,487	916	3,588	3,876
Merger and acquisition costs(1)	(211)	6,121	11,168	10,527
Tax contingency(2)	—	—	(2,297)	2,713
Adjusted EBITDA	$20,583	$2,169	$41,145	$19,275

(1)
Primarily includes transaction-related costs in connection with our acquisition of Ligatus GmbH (“Ligatus”)™ in April 2019, as well as costs related to our terminated merger with Taboola.com Ltd. (“Taboola”).

(2)
Reflects a reversal of a tax contingency recorded within operating expenses in 2019 and a corresponding charge to income tax expense in 2020, net of foreign exchange impact.

To Outbrain’s Shareholders, Present and Future: We founded Outbrain out of a deep passion for stories and great story-telling, as manifested in the newspapers,magazines and blogs that we love.When we pioneered the business of recommendations for publishers, there were two areas we viewed as broken:1. The content experience: In the haystack of the Internet, it was nearly impossible to find a delightful“needle” of a story.2. The advertising experience: The main business model for publishers — advertising — seemed challengedin the long term because it so often delivered a bad user experience.We founded Outbrain with a clear goal of fixing these two key problems, thereby helping users enjoy a betterexperience, while ensuring that publishing can remain sustainable and thrive.Fast forward to today, and Outbrain is a global leader in monetization and user engagement for publishers and mediaowners. Over the past decade, in the 18 countries in which Outbrain operates, we have generated over $3B+ in directrevenue for our media partners. Supporting some of the world’s most prestigious news organizations, this numberrepresents a tremendous amount of journalism and editorial resources that otherwise might not have existed. We areincredibly proud of Outbrain’s profound contribution to sustaining journalism, local news and independent publishing.Trying to explain how we achieved this, and how we plan to continue growing our business, is not trivial, as some ofthe key pillars of our strategy can at times seem counterintuitive. Therefore, we thought it is important to provide you,our shareholders, with a clear understanding, so that you have the context and insight into our thinking. We hope youjoin us on our journey.Our core, contrarian, thesisAt the core of Outbrain is a thesis that is contrarian to much of the broader market in which we operate – thedigital advertising market. Since our core approach to making money is contrarian, it is sometimes misunderstood.Online advertising has three constituents that participate in the value exchange: the publishers (or media owners)that create the content, the advertisers that pay to be featured alongside the content, and the people who consumethe content and ads.All three constituents are critically important for this value exchange, yet one constituent is oftentimes ignored -the consumers of content. Outbrain’s approach is different, we focus on the consumer first. In fact, we refer tothe consumer as ‘Our Boss.’

This contrarian approach manifests itself in one particular way - how ads are typically priced and prioritized online. As arule of thumb, most companies that facilitate online advertising will typically sort ads from those priced highest down tothe cheapest, and show you, the consumer, the priciest ads they’ve been able to sell. Herein lies the conundrum of howsuch a vast industry with so much technology ends up serving so many ads that are so underwhelming to all of us.At Outbrain, we know that ‘Our Boss,’ the consumer, is interested in many different things: She’s interested in politics,and technology, in sports, and entertainment. We also know for a fact that there is one thing she is NOT interested in atall — the price of the ads served to her. We have yet to find a person who has consumed any form of media and said:“That ad is so delightfully priced! I have to spend more time on this site!”More likely, if the content and advertising user experience is not great - the consumer is not likely to come back tomorrow.This is why our core thesis is predicated on the long-term behavior patterns of the consumer. We like to think that weare ‘long-term greedy,’ as we don’t optimize for the specific ad, but rather, for the long-term revenue stream that theuser represents. As an illustrative example, we believe that across our industry, when most companies need to selectbetween two ads, one priced at $1.00 and the other at $0.80, they will automatically choose to show the $1.00 ad.In contrast, at Outbrain we ask: “Between these two ads - which is more likely to result in the consumer engaging morewith this publisher in the future?” If our predictive AI models indicate that the consumer’s engagement is more likely tocompound over time if we choose the $0.80 ad - that is what we will choose to serve.The price paid by our advertisers is determined by the advertisers, not by Outbrain. In most industries and mostcompanies, pricing power is considered an important indicator of a business’ strength. At Outbrain that is not necessarilytrue. The reason is that we always aim to first grow our revenues based on user engagements, and not through price.Again - if we can get 2 (or more) user engagements at $0.80 each, or even $0.50 each - we will much prefer that thangetting 1 user engagement at $1.00.While our contrarian model requires patient discipline, we believe that in the long run it should reward our shareholdershandsomely for several reasons:First - the compounding effect: Prices of ads, like those of any other product, can fluctuate. They can go up or downbased on supply-vs-demand, seasonality, competition, geography, etc. The price an advertiser was willing to pay duringMarch of last year has little to do with the price the same advertiser will be willing to pay next December, right beforeChristmas.In contrast, user engagement compounds over time. If a consumer (‘Our Boss’) clicked on a link, or visited a site, andhad a good user experience - she is slightly more likely to come back tomorrow. And if she indeed comes back tomorrowand again has a good user experience - she’s slightly more likely to engage again the day after. And so forth and so on,for many years to come.So while the entire industry seems to be obsessed with grabbing the highest priced ad regardless of the long-termimpact on users, Outbrain focuses on the gradual compounding effect of user engagement.

Second - Return-On-Ad-Spend (ROAS): When we choose to serve ads that are more engaging rather than pricier,that translates to lower prices that our advertisers have to pay. Again - in most industries this might be viewed as lackof pricing power. However, we see tremendous value in this, as it helps drive superior value, typically referred to asReturn on Ad Spend (ROAS), for the advertisers that choose to spend on Outbrain.In the long run, advertisers choose to spend more money on the platforms that deliver them the best ROAS. As atOutbrain we prefer to opt for the long-term compounding effects, rather than capture short-term pricing fluctuations- we prefer to charge advertisers less per user engagement, but collect from them more total spend for more userengagements over time.To refer back to the pricing example above, our approach means that our pricing power should not be derived frompricing per se — when we select an $0.80 ad vs a $1.00 ad, we knowingly chose the lower priced one. Instead, ourpricing power should be derived from the yield that we generate for our partners and for ourselves. In this example,if we were able to gain two user engagements, we yielded in the long-term $1.60 while our competitors yielded only$1.00. And we did that while at the same time delivering 20% better value and higher ROAS for our advertisers.These tradeoffs, while counterintuitive, are ones we’ll always attempt to make at Outbrain as we believe they willserve our business, and thus our shareholders, well in the long term.Lastly - the deep, typically exclusive, nature of our media owner partnerships: Since the Outbrain modeloptimizes for the user’s experience, it works best when Outbrain exclusively powers a media owner’s entire feedof recommendations. Unlike many advertising technology companies that occasionally serve an ad in a variety ofplaces, Outbrain’s default model is to exclusively power 100% of our partner’s recommendation feed, including allof the content, videos, ads, etc that are within it. These long-term, typically exclusive partnerships give us atremendous amount of first party data, and provide us with predictability of the model into the future.Beyond our business - Outbrain’s culture & valuesAs you consider investing in our business, it is important for us to ensure that you have a strong understanding of notjust ‘what’ we do and ‘why’ we do it, but also ‘how’ we do things. To state the obvious – we believe that just like the‘what’ and the ‘why,’ how we go about running our business is core to our ability to succeed in the long run:• Integrity is at our core - In how we conduct ourselves with our employees, with our business partners, with ourshareholders and in our communities - integrity is of paramount importance to us. We don’t mean this just as lipservice. Over the years, when confronted with specific choices that might have resulted in short term gains, butwould have breached our integrity - we have always chosen the path of integrity. We will continue to conductourselves in this way in the future.• Trust is our fundamental currency - In the spirit of this letter, we strongly believe that the most fundamentalcurrency for media owners, and therefore for Outbrain, is consumers’ trust in the stories and the ads that theyare served. For example, Outbrain was the first company in this space to codify public advertising guidelines and ban fake news. We did that some five years before other competitors did, even as it had a significantnegative impact to our revenue, as we believe that it serves our shareholders well in the long term.• We are risk-takers when it comes to innovation - We like to manage our business conservatively and humbly,to ensure that Outbrain’s business is sustainable for many years to come. But when it comes to product andtechnology, we are happy to be the risk-taking innovators. Simply put, we believe that in a dynamic industrysuch as ours, it’s impossible to sustain a leadership position without being bold when it comes to innovation.Historically, this approach has worked well for us, as Outbrain has pioneered many of the major productinnovations in our space. But innovation and experimentation is only truly that, if it occasionally fails. We’vehad our fair share of innovations that have ultimately failed and which we have shut down. These failures willnot discourage us, and we will continue making big bets on innovations that we believe could yield materialreturns for our shareholders in the long run.• We take our company culture seriously - Since founding the company, we have led it based on the valuesand aspirations that we have attempted to summarize in our company’s “Culture Manifesto.” It is publiclyavailable on our website, and we encourage you to take a look: www.outbrain.com/about/cultural-manifesto.We hope that laying out the driving philosophy behind how we run our business will help you understand ourframework for making decisions. We hope to have you as a shareholder and to earn your trust today, andinto the future, understanding that we plan to continue making decisions that are focused on maximizing thecompounding returns for our shareholders in the long term. Yaron Galai & Ori LahavCo-Founders of Outbrain Inc.

Management’s Discussion and Analysis of
Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with the audited annual consolidated financial statements and interim condensed consolidated financial statements, each accompanied by the related notes to the consolidated financial statements included elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, beliefs and expectations, and involve risks and uncertainties. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly under the captions “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Overview
Outbrain is a leading recommendation platform powering the open web. Founded in 2006, we pioneered the online content recommendation category. Fueled by over 1 billion data events gathered each minute, our platform matches audiences with personalized content and ads, driving quality engagement while delivering efficient, sustainable monetization. In 2020, we provided personalized content feeds and ads to approximately 1 billion monthly unique users, delivering on average over 10 billion recommendations per day, with over 20,000 advertisers using our platform. We are a mobile-first company and our Smartfeed technology and recommendations are highly effective on mobile devices. We generated over 66% of our revenue on mobile platforms in 2020.
Today our platform enables over 7,000 online properties, including many of the world’s most prestigious publications, helping them engage their users and monetize their visits. We have delivered over $3 billion in direct revenue to our media partners since inception, and the average tenure of our top 20 media partners, based on our 2020 revenue, is approximately seven years.
Some of our key company milestones are:
•
2006 — Founded

•
2008 — Pioneered algorithmic-based content recommendations for media partners

•
2011 — First year with over 1 billion user engagements

•
2012 — Launched our self-serve advertising platform

•
2013 — First year with over $100 million in revenue

•
2014 — First year with over 1,000 media partners on our platform

•
2014 — Launched our solution for mobile apps

•
2015 — First year with over 1 billion user engagements per month

•
2016 — Mobile platforms generate over 50% of total revenue

•
2017 — First year with over $500 million in revenue

•
2017 — Launched Smartfeed, adopted by global partners such as CNN, Focus.de, HELLO!, and Le Parisien.

•
2017 — Expanded programmatic technology capabilities with the acquisition of Zemanta™

•
2018 — First profitable year on an Adjusted EBITDA basis

•
2018 — First year with over 3,000 media partners on our platform

•
2019 — Acquired Ligatus, a leading native advertising platform in Europe

•
2020 — Released our next generation feed optimization technology, driving significant engagement uplift

•
2020 — First year with over 4,000 media partners

•
2020 — Achieved record revenue and profitability

•
2021 — First quarter revenue grew 28.6%, net income grew 212.3% Ex-TAC Gross Profit grew 49.1%, and Adjusted EBITDA grew nearly tenfold on a year over year basis

The following is a summary of our performance for the periods presented:
•
Our revenue increased 28.6%, totaling $228.0 million for the three months ended March 31, 2021, compared to $177.3 million for the three months ended March 31, 2020. Our revenue increased 11.6%, totaling $767.1 million in 2020, compared to $687.3 million in 2019. Revenue increased 20.7% for the six months ended December 31, 2020 on a year over year basis.

•
Our gross profit was $53.5 million and our gross margin was 23.4% for the three months ended March 31, 2021, compared to gross profit of $32.7 million and gross margin of 18.4% for the comparable prior year period. Our gross profit was $165.1 million in 2020, compared to $141.8 million in 2019. Our gross margin was 21.5% and 20.6% in 2020 and 2019, respectively.

•
Our Ex-TAC Gross Profit(1) increased 49.1% to $60.4 million for the three months ended March 31, 2021, compared to $40.5 million for the three months ended March 31, 2020. Our Ex-TAC Gross Profit(1) increased 14.1% to $194.3 million in 2020 from $170.3 million in 2019. Ex-TAC Gross Profit(1) increased 28.8% for the six months ended December 31, 2020 on a year over year basis.

•
Our net income (loss) increased $20.3 million to net income of $10.7 million, or 20.1% of gross profit, for the three months ended March 31, 2021, compared to a net loss of $9.6 million, or (29.3%) of gross profit, for the three months ended March 31, 2020. Our net income increased $24.9 million to $4.4 million, or 2.6% of gross profit, in 2020, compared to a net loss of $20.5 million, or (14.5%) of gross profit, in 2019.

•
Our Adjusted EBITDA(1) increased to $20.6 million for the three months ended March 31, 2021, from $2.2 million for the three months ended March 31, 2020. Adjusted EBITDA(1) was 34.1% and 5.4% of Ex-TAC Gross Profit(1) for the three months ended March 31, 2021 and 2020, respectively. Our Adjusted EBITDA(1) more than doubled to $41.1 million in 2020, from $19.3 million in 2019. Adjusted EBITDA(1) was 21.2% and 11.3% of Ex-TAC Gross Profit(1) in 2020 and 2019, respectively.

Growth for the second half of 2020 is being presented to better reflect current trends, as the COVID-19 pandemic had a negative impact on our results in the first half of 2020, particularly in the second quarter, but rebounded in the second half of 2020.

(1)
Ex-TAC Gross Profit and Adjusted EBITDA are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for the definitions and limitations of these measures, and reconciliations to the most comparable GAAP financial measures. See “Quarterly Financial Data and Seasonality” below for quarterly reconciliations to the most comparable GAAP financial measures.

COVID-19
In March 2020, the WHO declared the spread of COVID-19 as a global pandemic. The COVID-19 pandemic resulted in a global slowdown of economic activity causing a decrease in demand for a broad variety of goods and services, including those provided by certain advertisers using our platform. Many of our advertisers reduced their advertising spending, which had a negative impact on our revenue during the first half of 2020, as further described within “Results of Operations.” As the world quickly shifted to online activities and advertisers gradually shifted their spending toward digital advertising, our revenue trends improved meaningfully and returned to growth in the second half of 2020. Although we have seen a recovery in the advertising market and our business, the full impact of the COVID-19 pandemic remains uncertain.
Factors Affecting Our Business
Retention and Growth of Relationships with Media Partners
We rely on relationships with our media partners for a significant portion of our advertising inventory and for our ability to increase revenue through expanding their use of our platform. To further strengthen these relationships, we continuously invest in our technology and product functionality to drive user engagement and monetization by (i) improving our algorithms; (ii) effectively managing our supply and demand; and (iii) expanding the adoption of our enhanced products by media partners.
Our relationships with media partners are typically long-term, exclusive and strategic in nature. Our top 20 media partners, based on our 2020 revenue, have been using our platform for an average of seven years, despite their typical contract length being two to three years. Net revenue retention is an important indicator of media partner satisfaction, the value of our platform, as well as our ability to grow revenue from existing relationships.
We calculate media partner net revenue retention at the end of each quarter by starting with revenue generated on media partners’ properties in the same period in the prior year, “Prior Period Retention Revenue.” We then calculate the revenue generated on these same media partners’ properties in the current period, “Current Period Retention Revenue.” Current Period Retention Revenue reflects any expansions within the media partner relationships, such as any additional placements or properties on which we extend our recommendations, as well as contraction or attrition. It does not reflect any media partner relationships for which we did not generate revenue in the prior period. Our media partner net revenue retention in a quarter equals the Current Period Retention Revenue divided by the Prior Period Retention Revenue. To calculate media partner net revenue retention for year-to-date and annual periods, we sum the quarterly Current Period Retention Revenue and divide it by the sum of the quarterly Prior Period Retention Revenue. Our media partner net revenue retention was 123% for the three months ended March 31, 2021 and 103% for the three months ended March 31, 2020. Our media partner net revenue retention was 104% for the year ended December 31, 2020, 95% for 2019 (104% excluding one media partner that we chose not to renew in 2019) and 108% for 2018. For the six months ended December 31, 2020, our media partner net revenue retention was 115%.
Our growth also depends on our ability to secure new partnerships with media partners. New media partners are defined as those relationships on which revenue was not generated in the prior period. Revenue generated on new media partners’ properties contributed approximately 7% to revenue growth for the three months ended March 31, 2021 and approximately 10% for the three months ended March 31, 2020. Revenue generated on new media partners’ properties contributed approximately 7% to revenue growth for the year ended December 31, 2020, 10% for 2019 and 7% for 2018. For the six months ended December 31, 2020, revenue growth attributable to new media partners was approximately 6%.
User Engagement with Relevant Media and Advertising Content
We believe that engagement is a key pillar of the overall value that our platform provides to users, media partners and advertisers. Our algorithms enable effective engagement of users by facilitating the discovery of content, products and services that they find most interesting, as well as connecting them to personalized ads that are relevant to them. We believe that the user experience has a profound impact on long-term user behavior patterns and thus “compounds” over time improving our long-term monetization prospects. This principle guides our behavior, and, as a result, we do not focus on the price of ads, nor on maximizing these, as may be the case with some of our competitors. Given this view, we do not focus on cost-per click or cost-per impression as key performance indicators for the business. Consequently, we have a differentiated approach to monetization as we optimize our algorithms for the overall user experience rather than just for the price of each individual user engagement.
Growth in user engagement is driven by several factors, including enhancements to our recommendation engine, growth in the breadth and depth of our data assets, the increase in size and quality of our content and advertising index, expansion on existing media partner properties where our recommendations can be served and the adoption of our platform by new media partners. As we grow user engagement we are able to collect more data, enabling us to further enhance our algorithms, which in turn helps us make smarter recommendations and further grow user engagement, providing our platform and our business with a powerful growth flywheel. We measure the impact of this growth flywheel on our business by reviewing the growth of Click Through Rate (“CTR”) for ads on our platform. In the six months ended December 31, 2020, CTR for ads on our platform improved by 25% relative to the second half of 2019. We believe that we have a significant opportunity to further grow user engagement, and thus our business, as today CTR on our platform is less than 1% of recommendations served. CTR improvements increase the number of clicks on our platform. In fact, we have been experiencing growth in clicks over the last two years as a result of our technology investment and advancements as well as our growth in both media partners and advertisers.
Advertiser Retention and Growth
We focus on serving ads that are more engaging rather than on the price of the ads. Our growth is partially driven by retaining and expanding the amount of spend by advertisers on our platform, as well as acquiring new advertisers. Improving our platform’s functionality and features increases the attractiveness of our platform to existing and new advertisers while also growing our share of their advertising budgets. We continuously invest in enhancing our technological capabilities to deliver better return on ad spend (“ROAS”) and transparency on ad spend, and market these attributes to grow our advertiser base and share of wallet.
Prices paid by advertisers on our platform fluctuate period to period for a variety of reasons, including supply and demand, competition and seasonality. While in 2019 and 2020 average prices on an annual basis were down relative to the prior year, we have noted an upward trend since June 2020. Movements in average prices do not necessarily correlate to our revenue or Ex-TAC Gross Profit trends. In order to grow our revenue and Ex-TAC Gross Profit and maximize value for our advertisers and media partners, our focus as a business is on driving user engagement and ROAS for advertisers, not on optimizing for price.
For the year ended December 31, 2020, over 20,000 unique advertisers were active on our platform. For advertiser campaigns that were launched and active on our platform in a recent 60-day period, over 90% of advertisers interacted directly with our platform to manage their campaigns. In addition, we continue to grow our programmatic partnerships, enabling us to grow our advertiser base efficiently.
Expansion Into New Environments, New Content Experiences and New Ad Formats
The accelerating pace of technological innovation and adoption, combined with continuously evolving user behavior and content consumption habits, presents multiple opportunities for growth. The emergence of new devices, platforms and environments in which users spend time consuming content is one area of expansion for us. Similarly, the formats in which content can or will be consumed continue to evolve, as well as user-friendly and impactful ad formats that can be delivered in or alongside that content. Fundamentally, we plan to continue making our platform available for media partners on all types of devices and platforms, and all formats of media, that carry their content.
Examples of new environments in which content consumption is expected to grow include connected TVs, screens for autonomous vehicles and public transport, pre-installed applications on new smartphones, smartphone native content feeds, push notifications and email newsletters. We are developing solutions that allow media partners, service providers and manufacturers to provide better curated, personalized and more engaging content feeds and recommendations in these environments.
The development and deployment of new ad formats allow us to better serve users, media partners and, ultimately, advertisers who seek to target and engage users at scale; this continues to open and grow new types of advertiser demand, while ensuring relevance as the environments in which we operate diversify.
Investment in Our Technology and Infrastructure
Innovation is a core tenet of our company and our industry. We plan to continue our investments in our people and our technology in order to retain and enhance our leadership position. For example, improvements to our algorithms help us deliver more relevant ads, driving higher user engagement, thereby improving ROAS for advertisers and increasing monetization for our media partners. In addition, we continue to invest in media partner and advertiser focused tools, technology and products as well as privacy-centric solutions.
We believe that our proprietary micro-services, API-based cloud infrastructure provides us with a strategic competitive advantage as we are able to deploy code an average of 250 times per day and grow in a scalable and highly cost-effective manner. As we develop and deploy solutions for enhanced integration of our technologies in new environments, with new content and ad formats, we anticipate activity through our platform to grow. We anticipate that the investment in our technology, infrastructure and solutions will contribute to our long-term growth.

Seasonality
The global advertising industry experiences seasonal trends that affect most participants in the digital advertising ecosystem. Most notably, advertisers have historically spent relatively more in the fourth quarter of the calendar year to coincide with the holiday shopping season. We generally expect this seasonal trend to continue, though historical seasonality may not be predictive of future results given the potential for changes in advertising buying patterns. These trends will affect our operating results and we expect our revenue to continue to fluctuate based on seasonal factors that affect the advertising industry as a whole.
Industry Dynamics
Our business depends on the overall demand for digital advertising and on the continuous success of our current and prospective media partners. We believe that the following are the key dynamics impacting our industry and our business:
•
Digital advertising is a rapidly evolving and growing industry.

•
The growth of digital advertising has outpaced the growth of the broader advertising industry.

•
Digital advertising, given its highly targeted nature and measurability, has been more resilient to economic downturns compared to the advertising industry generally.

•
Content consumption is increasingly shifting online, requiring media owners to adapt in order to successfully attract, engage and monetize their users.

•
Given the large and growing volume of content being generated online, content curation tools are increasingly becoming a necessity for users and media owners alike.

•
Advertisers increasingly rely on digital advertising platforms that deliver highly targeted ads and measurable performance.

•
Regulators across most developed markets are increasingly focused on enacting and enforcing user privacy rules as well as tighter oversight of the major ‘walled garden’ platforms.

•
Industry participants have recently been, and likely will continue to be, impacted by changes implemented by platform leaders such as Apple’s change to its Identifier for Advertisers policy and Google’s evolving roadmap pertaining to the use of cookies within its Chrome web browser.

Given our focus on innovation, the depth and length of our media partner relationships and our scale, we believe that we are well positioned to address and benefit from many of these industry dynamics.
Definitions of Financial and Performance Measures
Revenue
We generate revenue from advertisers through ads that we deliver across a variety of media partner properties. We charge advertisers for clicks on and, to a lesser extent, impressions of their ads, depending on how they choose to contract with us. We recognize revenue in the period in which the click or impression occurs.
The amount of revenue that we generate depends on the level of demand from advertisers to promote their content to users across our media partners’ properties. We generate higher revenue at times of high demand, which is largely impacted by seasonal factors. For any given marketing campaign, the advertiser has the ability to adjust its price in real time and set a maximum daily spend. This allows advertisers to adjust the estimated ad spend attributable to the particular campaign. Due to the measurable performance that our advertisers achieve with us, a significant part of our advertisers spend with us on an unlimited basis, as long as their ROAS objectives are met.
Our agreements with advertisers provide them with considerable flexibility to modify their overall budget, price (cost per click or cost per impression), and the ads they wish to deliver on our platform.
Traffic Acquisition Costs
We define traffic acquisition costs (“TAC”) as amounts owed to media partners for their share of the revenue we generated on their properties. We incur traffic acquisition costs in the period in which the revenue is recognized. Traffic acquisition costs are based on the media partners’ revenue share or, in some circumstances, based on a guaranteed minimum rate of payment from us in exchange for guaranteed placement of our ads on specified portions of the media partner’s digital properties. These guaranteed rates are typically provided per thousand qualified page views, whereas our minimum monthly payment to the media partner may fluctuate based on how many qualified page views the media partner generates, subject to a maximum guarantee. Traffic acquisition costs also include amounts payable to programmatic supply partners.
Other Cost of Revenue
Other cost of revenue consists of costs related to the management of our data centers, hosting fees, data connectivity costs and depreciation and amortization. Other cost of revenue also includes the amortization of capitalized software that is developed or obtained for internal use associated with our revenue-generating technologies.
Operating Expenses
Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales commissions. Personnel costs also include stock-based compensation, which are expected to show an increase upon completion of this offering as a result of certain vesting of shares of restricted stock and RSUs upon the satisfaction of a performance condition upon our initial public offering.
Research and Development.   Research and development expenses are related to the development and enhancement of our platform and consist primarily of personnel and the related overhead costs, amortization of capitalized software for non-revenue generating infrastructure and facilities costs.
Sales and Marketing.   Sales and marketing expenses consist primarily of personnel and the related overhead costs for personnel engaged in marketing, advertising, client services, and promotional activities. These expenses also include advertising and promotional spend on media, conferences and other events to market our services, and facilities costs.
General and Administrative.   General and administrative expenses consist primarily of personnel and the related overhead costs, professional fees, facilities costs, insurance, and certain taxes other than income taxes. General and administrative personnel costs include our executive, finance, human resources, information technology and legal functions. Our professional service fees consist primarily of accounting, audit, tax, legal, information technology and other consulting costs.
Other Income (Expense), Net
Other income (expense), net is comprised of interest expense and interest income and other expense, net.
Interest Expense.   Interest expense consists of interest expense on our revolving credit facility and capital leases. Interest expense may increase as we incur borrowings periodically under our revolving credit facility or if we enter into new debt facilities or capital leasing arrangements. Interest expense is expected to increase in future periods as a result of the July 1, 2021 sale of the Notes and our intent to exchange the Notes for Convertible Notes as discussed further in Liquidity and Capital Resources.
Interest Income and Other Income (Expense), Net.   Interest and other income (expense), net primarily consists of interest earned on our cash and cash equivalents and money market funds, as well as foreign currency exchange gains and losses. Foreign currency exchange gains and losses, both realized and unrealized, relate to transactions and monetary asset and liability balances denominated in currencies other than the functional currencies. Foreign currency gains and losses may continue to fluctuate in the future due to changes in foreign currency exchange rates.
Provision for Income Taxes
Provision for income taxes consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, as well as deferred income taxes and changes in valuation allowance, reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.
Realization of our deferred tax assets depends on the generation of future taxable income. In considering the need for a valuation allowance, we consider our historical and future projected taxable income, as well as other objectively verifiable evidence, including our realization of tax attributes, assessment of tax credits and utilization of net operating loss carryforwards.
Results of Operations
We have one operating segment, which is also our reportable segment. The following tables set forth our results of operations for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Consolidated Statements of Operations:
Revenue	$228,024	$177,332	$767,142	$687,333
Cost of revenue:
Traffic acquisition costs	167,613	136,806	572,802	517,000
Other cost of revenue	6,942	7,873	29,278	28,548
Total cost of revenue	174,555	144,679	602,080	545,548
Gross profit	53,469	32,653	165,062	141,785
Operating expenses:
Research and development	8,428	6,982	28,961	26,391
Sales and marketing	19,868	20,295	77,570	78,941
General and administrative	10,393	14,893	48,354	51,038
Total operating expenses	38,689	42,170	154,885	156,370
Income (loss) from operations	14,780	(9,517)	10,177	(14,585)
Other income (expense), net:
Interest expense	(170)	(165)	(832)	(601)
Interest income and other income (expense), net	(2,253)	1,241	(1,695)	152
Total other expense, net	(2,423)	1,076	(2,527)	(449)
Income (loss) before provision for income taxes	12,357	(8,441)	7,650	(15,034)
Provision for income taxes	1,611	1,129	3,293	5,480
Net income (loss)	$10,746	$(9,570)	$4,357	$(20,514)
Other Financial Data:
Research and development as % of revenue	3.7%	3.9%	3.8%	3.8%
Sales and marketing as % of revenue	8.7%	11.4%	10.1%	11.5%
General and administrative as % of revenue	4.6%	8.4%	6.3%	7.4%
Non-GAAP Financial Data: (1)
Ex-TAC Gross Profit	$60,411	$40,526	$194,340	$170,333
Adjusted EBITDA	$20,583	$2,169	$41,145	$19,275

(1)
See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for definitions of, explanations of our management’s use of and limitations of the non-GAAP financial measures used in this prospectus. The reconciliations of Ex-TAC Gross Profit to gross profit and of Adjusted EBITDA to net income are also presented in the “Non-GAAP Reconciliations” section below.

Three Months Ended March 31, 2021 Compared to the Three Months Ended March 31, 2020
Revenue
Revenue increased by $50.7 million, or 28.6%, to $228.0 million for the three months ended March 31, 2021 from $177.3 million for the three months ended March 31, 2020. Revenue grew approximately 23%, or $41 million, from net revenue retention on existing media partners primarily due to increased monetization from growth in CTR, and approximately 7%, or $12 million, from new media partners. Revenue for the three months ended March 31, 2021 benefited from net favorable foreign currency effects of approximately $7.0 million.
Cost of Revenue and Gross Profit
Traffic acquisition costs increased $30.8 million, or 22.5%, for the three months ended March 31, 2021 compared to the prior year period, including net unfavorable foreign currency effects of approximately $4.6 million. Traffic acquisition costs grew less than revenue due to favorable revenue mix from higher margin media partners and improved performance on media owners with guarantee arrangements. As a percentage of revenue, traffic acquisition costs decreased to 73.5% for the three months ended March 31, 2021, from 77.1% in the three months ended March 31, 2020.
Other cost of revenue decreased $0.9 million, or 11.8%, for the three months ended March 31, 2021 compared to the prior year period, which was primarily attributable to the favorable impact of cost savings initiatives and lower amortization expense. As a percentage of revenue, other cost of revenue decreased to 3.0% for the three months ended March 31, 2021, from 4.4% in the three months ended March 31, 2020.
Gross profit increased $20.8 million, or 63.7%, to $53.5 million for the three months ended March 31, 2021 compared to $32.7 million for the three months ended March 31, 2020, which was primarily attributable to the increase in revenue, partially offset by the corresponding increase in cost of revenue, as previously described.
Ex-TAC Gross Profit
Our Ex-TAC Gross Profit increased 49.1% to $60.4 million for the three months ended March 31, 2021, from $40.5 million for the three months ended March 31, 2020, primarily driven by our revenue growth as well as favorable revenue mix from higher margin media partners and improved performance on media owners with guarantee arrangements. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Non-GAAP Reconciliations” for the related definition, limitations and reconciliations to our gross profit.
Operating Expenses
Operating expenses decreased by $3.5 million, or 8.3%, to $38.7 million for the three months ended March 31, 2021 from $42.2 million for the three months ended March 31, 2020, including net unfavorable foreign currency effects of approximately $1.6 million. The decrease in operating expenses was primarily driven by $6.1 million of terminated merger expenses for the three months ended March 31, 2020. Excluding these merger-related costs, operating expenses increased $2.6 million primarily due to higher personnel-related costs of $2.7 million and professional fees of $1.2 million, offset in part by $1.2 million of reduced expenses in connection with the COVID-19 pandemic, largely due to lower travel and entertainment expenses.
The components of operating expenses are discussed below:
•
Research and development expenses—increased $1.4 million, primarily due to higher personnel costs to invest in the growth of our platform.

•
Sales and marketing expenses—decreased $0.4 million, as reduced travel and entertainment and marketing expenses in connection with the COVID-19 pandemic were partially offset by increased commissions due to higher revenue.

•
General and administrative expenses—decreased $4.5 million, primarily due to $6.1 million of terminated merger expenses for the three months ended March 31, 2020. Excluding these merger-related costs, expenses increased $1.6 million, largely due to increased professional fees of $1.1 million and higher personnel costs of $0.9 million.

Operating expenses as a percentage of revenue declined to 17.0% for the three months ended March 31, 2021, from 23.8% for the three months ended March 31, 2020, primarily driven by the absence of the prior year merger expenses and our operating leverage on higher revenue. We continue to expect our operating expenses on an absolute basis to increase this year due to increased sales and marketing expenses, increased expenses assuming a transition from a fully remote environment over the course of the year, and incremental costs related to becoming a public company.
Total Other Income (Expense), Net
Total other income (expense), net, was an expense of $2.4 million for the three months ended March 31, 2021, compared to income of $1.2 million for the three months ended March 31, 2020. This change was primarily due to higher foreign currency losses of $2.4 million resulting from transactions denominated in currencies other than the functional currencies, including mark-to-market adjustments on undesignated foreign exchange forward contracts. In addition, total other income (expense), net in the three months ended March 31, 2020 included a $1.1 million gain on sale of an asset.
Provision for Income Taxes
Provision for income taxes increased by $0.5 million to $1.6 million for the three months ended March 31, 2021 from $1.1 million for the three months ended March 31, 2020, primarily attributable to the increase in our taxable income. Our effective tax rate was 13.0% for the three months ended March 31, 2021, compared to (13.4)% for the three months ended March 31, 2020 due to a loss from operations in the prior year period.
We expect our future effective tax rate to be affected by the geographic mix of earnings in countries with different statutory rates. Additionally, our future effective tax rate may be affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.
Net Income (Loss)
As a result of the foregoing, net income (loss) increased $20.3 million, to net income of $10.7 million for the three months ended March 31, 2021, from a net loss of $9.6 million for the three months ended March 31, 2020.
Adjusted EBITDA
Our Adjusted EBITDA increased $18.4 million to $20.6 million for the three months ended March 31, 2021 from $2.2 million for the three months ended March 31, 2020, which was primarily attributable to the increase in revenue, partially offset by the corresponding increase in cost of revenue, as previously described. See “Definitions of Financial and Performance Measures” and “Non-GAAP Reconciliations” for the related definitions, limitations, and reconciliations to our net income.
Year Ended December 31, 2020 Compared to Year Ended December 31, 2019
Revenue
Revenue increased by $79.8 million, or 11.6%, to $767.1 million in 2020 from $687.3 million in 2019. Approximately 7%, or $52 million, of the increase in revenue was from new media partners and approximately 4%, or $27 million, was from net revenue retention on existing media partners as we continue to expand business with them. The COVID-19 pandemic negatively impacted our revenue trends in the first half of 2020. Revenue for the year ended December 31, 2020 benefited from net favorable foreign currency effects of $6.3 million.
Cost of Revenue and Gross Profit
Traffic acquisition costs increased $55.8 million, or 10.8%, in 2020 compared to 2019 including net unfavorable foreign currency effects of $5.3 million, and were generally commensurate with the increase in revenue. As a percentage of revenue, traffic acquisition costs decreased approximately 50 basis points to 74.7% in 2020, compared to 75.2% in 2019.

Other cost of revenue increased $0.7 million, or 2.6%, in 2020 compared to 2019, which was primarily attributable to an increase in services that fluctuate with the growth of ad traffic, largely offset by the favorable impact of cost savings initiatives and efficiency projects. As a percentage of revenue, other cost of revenue decreased 40 basis points to 3.8% in 2020, compared to 4.2% in 2019.
Gross profit increased $23.3 million, or 16.4%, to $165.1 million in 2020 compared to $141.8 million in 2019, which was primarily attributable to the increase in revenue, partially offset by the corresponding increase in cost of revenue, as previously described.
Ex-TAC Gross Profit
Our Ex-TAC Gross Profit increased 14.1% to $194.3 million in 2020, from $170.3 million in 2019, primarily due to revenue growth. Ex-TAC Gross Profit increased 28.8%, to $114.1 million for the six months ended December 31, 2020, compared to $88.6 million in the same period of the prior year. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” and “Quarterly Financial Data and Seasonality” for the related definition, limitations and reconciliations of Ex-TAC Gross Profit to gross profit, the most comparable GAAP measure.
Operating Expenses
Operating expenses decreased by $1.5 million, or 0.9%, to $154.9 million in 2020 from $156.4 million in 2019. The decrease in operating expenses was mainly attributable to $6.5 million of reduced expenses in connection with the COVID-19 pandemic, including travel and entertainment, facilities, and marketing event expenses, as well as a favorable change of $4.2 million relating to a reversal of a tax-contingency recorded in 2019, as further discussed below. These declines were largely offset by an increase of approximately $9.0 million in personnel-related costs.
The components of operating expenses are discussed below:
•
Research and development expenses—increased $2.6 million, primarily due to higher personnel costs, to invest in the growth of our platform.

•
Sales and marketing expenses—decreased $1.4 million, primarily reflecting a decrease of $5.0 million due to reduced expenses in connection with the COVID-19 pandemic, partially offset by an increase of $3.4 million in personnel costs primarily related to higher incentive-based compensation.

•
General and administrative expenses—decreased $2.7 million, which included a favorable change of $4.2 million relating to a reversal of a tax-contingency recorded in 2019 and a corresponding charge to income tax expense in 2020, as well as a $3.0 million reduction in expenses in connection with the COVID-19 pandemic and other travel and entertainment expenses. These decreases were partially offset by increased personnel costs of $3.6 million primarily attributable to increased incentive-based compensation costs and $0.6 million of increased acquisition-related costs.

Operating expenses as a percentage of revenue declined by 2.6%, from 22.8% in 2019 to 20.2% in 2020. We expect our operating expenses on an absolute basis to increase over the next twelve months due to increased sales and marketing expenses, increased expenses assuming a transition from a fully remote environment over the course of the year, and incremental costs related to becoming a public company.
Total Other Expense, Net
Total other expense, net, increased $2.1 million, to $2.5 million in 2020 from $0.4 million in 2019, primarily due to higher foreign currency losses of $3.5 million resulting from transactions denominated in currencies other than the functional currencies, partially offset by a $1.1 million gain on sale of an asset.
Provision for Income Taxes
Provision for income taxes decreased by $2.2 million to $3.3 million in 2020 from $5.5 million in 2019. This decrease was primarily attributable to the valuation allowance against one of our foreign subsidiaries’ net operating losses, which was recorded in 2019 and released in 2020 due to the increase in taxable income, as well as higher uncertain tax positions in 2019. Our effective tax rate was 43.0% in 2020, compared to (36.5)% in 2019 due to a loss from operations for that year. Our 2020 effective tax rate was unfavorably impacted by approximately 16.5 percentage points due to certain non-recurring prior year taxes in a foreign tax jurisdiction.
We expect our future effective tax rate to be affected by the geographic mix of earnings in countries with different statutory rates. Additionally, our future effective tax rate may be affected by changes in the valuation of our deferred tax assets or liabilities, or changes in tax laws, regulations, or accounting principles, as well as certain discrete items.
Net Income (Loss)
As a result of the foregoing, net income (loss) increased $24.9 million, to net income of $4.4 million in 2020, from a net loss of $20.5 million in 2019.
Adjusted EBITDA
Our Adjusted EBITDA increased $21.8 million, or 113%, to $41.1 million in 2020 from $19.3 million in 2019, which was primarily attributable to the increase in revenue, partially offset by the corresponding increase in cost of revenue, as previously described. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for the related definition, limitations and reconciliations of Adjusted EBITDA to our net income, the most comparable GAAP measure.
2019 Transaction
On April 1, 2019, we completed the acquisition of all the outstanding shares of Ligatus, a German-based native advertising company, pursuant to a share purchase agreement with Gruner + Jahr GmbH. The acquisition date fair value of the consideration transferred was approximately $40.1 million, which consisted of 3,603,179 shares of our common stock. The acquisition was accounted for as a business combination and the results of operations of the acquired entity have been included in our results of operations as of the acquisition date.
As part of our growth strategy, we plan to continue to evaluate strategic acquisition or investment opportunities to add incremental growth with compounding benefits to our business, to further expand our offerings, add key technology and/or reach new markets.
Non-GAAP Reconciliations
The following tables are presented to reconcile certain supplemental non-GAAP financial measures that are used by our management to evaluate our business, measure our performance, identify trends and allocate our resources to the corresponding GAAP financial measures. The definitions and limitations of our non-GAAP financial measures are further described within “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures.”
Ex-TAC Gross Profit
The following table presents the reconciliation of Ex-TAC Gross Profit to gross profit, the most directly comparable U.S. GAAP measure, for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Revenue	$228,024	$177,332	$767,142	$687,333
Traffic acquisition costs	(167,613)	(136,806)	(572,802)	(517,000)
Other cost of revenue	(6,942)	(7,873)	(29,278)	(28,548)
Gross profit	53,469	32,653	165,062	141,785
Other cost of revenue	6,942	7,873	29,278	28,548
Ex-TAC Gross Profit	$60,411	$40,526	$194,340	$170,333

Adjusted EBITDA
The following table presents the reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable U.S. GAAP measure, for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net income (loss)	$10,746	$(9,570)	$4,357	$(20,514)
Interest expense and other income (expense), net	2,423	(1,076)	2,527	449
Provision for income taxes	1,611	1,129	3,293	5,480
Depreciation and amortization	4,527	4,649	18,509	16,744
Stock-based compensation	1,487	916	3,588	3,876
Merger and acquisition costs(1)	(211)	6,121	11,168	10,527
Tax contingency(2)	—	—	(2,297)	2,713
Adjusted EBITDA	$20,583	$2,169	$41,145	$19,275
Adjusted EBITDA as % of Ex-TAC Gross Profit	34.1%	5.4%	21.2%	11.3%

(1)
Primarily includes transaction-related costs in connection with our acquisition of Ligatus GmbH (“Ligatus”)™ in April 2019, as well as costs related to our terminated merger with Taboola.com Ltd. (“Taboola”).

(2)
Reflects a reversal of a tax contingency recorded within operating expenses in 2019 and a corresponding charge to income tax expense in 2020, net of foreign exchange impact.

Quarterly Financial Data and Seasonality
The following table sets forth selected unaudited quarterly financial data for the first quarter of 2021 and each of the quarters in 2020 and 2019. The information for each of these quarters has been prepared on a basis consistent with our audited annual consolidated financial statements appearing elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting of normal adjustments necessary for the fair statement of the financial information contained in those statements. The following unaudited consolidated quarterly financial data should be read in conjunction with our annual consolidated financial statements and the related notes included elsewhere in this prospectus. Our quarterly results are subject to fluctuations due to seasonality and other factors. These quarterly results present our historical trends, which may or may not be indicative of the results of operations that may be achieved in future periods.

	Three Months Ended
	March 31, 2021	December 31, 2020	September 30, 2020	June 30, 2020	March 31, 2020	December 31, 2019	September 30, 2019	June 30, 2019	March 31, 2019
	(in thousands)
Revenue	$228,024	$245,438	$186,510	$157,862	$177,332	$189,609	$168,122	$173,522	$156,080
Cost of revenue
Traffic acquisition costs	167,613	179,990	137,866	118,140	136,806	142,978	126,143	130,118	117,761
Other cost of revenue	6,942	6,986	6,771	7,648	7,873	7,330	7,487	7,677	6,054
Total cost of revenue	174,555	186,976	144,637	125,788	144,679	150,308	133,630	137,795	123,815
Gross profit	53,469	58,462	41,873	32,074	32,653	39,301	34,492	35,727	32,265
Operating expenses:
Research and development	8,428	8,209	6,867	6,903	6,982	6,743	6,432	6,757	6,459
Sales and marketing	19,868	21,983	17,476	17,816	20,295	20,649	19,708	21,025	17,559
General and administrative	10,393	12,496	13,909	7,056	14,893	14,806	15,581	12,020	8,631
Total operating expenses	38,689	42,688	38,252	31,775	42,170	42,198	41,721	39,802	32,649
Income (loss) from operations	14,780	15,774	3,621	299	(9,517)	(2,897)	(7,229)	(4,075)	(384)
Other income (expense), net:
Interest expense	(170)	(205)	(196)	(266)	(165)	(166)	(167)	(145)	(123)
Interest income and other income (expense)	(2,253)	(1,373)	(878)	(685)	1,241	(337)	(106)	658	(63)
Total other income (expense), net	(2,423)	(1,578)	(1,074)	(951)	1,076	(503)	(273)	513	(186)
Income (loss) before provision for income taxes	12,357	14,196	2,547	(652)	(8,441)	(3,400)	(7,502)	(3,562)	(570)
Provision (benefit) for income taxes	1,611	187	6	1,971	1,129	2,335	2,791	(397)	751
Net income (loss)	$10,746	$14,009	$2,541	$(2,623)	$(9,570)	$(5,735)	$(10,293)	$(3,165)	$(1,321)
Non-GAAP Financial Data:(1)
Ex-TAC Gross Profit	$60,411	$65,448	$48,644	$39,722	$40,526	$46,632	$41,979	$43,403	$38,319
Adjusted EBITDA	20,583	21,062	12,761	5,153	2,169	7,855	4,296	2,146	4,978
Adjusted EBITDA as % of Ex-TAC Gross Profit	34.1%	32.2%	26.2%	13.0%	5.4%	16.8%	10.2%	4.9%	13.0%
Adjusted EBITDA Reconciliation:
Net income (loss)	$10,746	$14,009	$2,541	$(2,623)	$(9,570)	$(5,735)	$(10,293)	$(3,165)	$(1,321)
Interest expense and other income (expense), net	2,423	1,578	1,074	951	(1,076)	503	273	(513)	186
Provision (benefit) for income taxes	1,611	187	6	1,971	1,129	2,335	2,791	(397)	751
Depreciation and amortization	4,527	4,456	4,623	4,781	4,649	4,316	4,725	4,420	3,283
Stock-based compensation	1,487	856	874	942	916	824	1,155	796	1,101
Merger and acquisition costs	(211)	(24)	3,643	1,428	6,121	3,342	5,202	1,005	978
Tax contingency	—	—	—	(2,297)	—	2,270	443	—	—
Adjusted EBITDA	$20,583	$21,062	$12,761	$5,153	$2,169	$7,855	$4,296	$2,146	$4,978

(1)
Ex-TAC Gross Profit and Adjusted EBITDA are non-GAAP financial measures. See “Selected Consolidated Financial and Other Data—Non-GAAP Financial Measures” for definitions of, and the explanations of our management’s use and limitations of, the non-GAAP financial measures used in this prospectus. Ex-TAC Gross Profit is calculated as gross profit plus other cost of revenue. We define Adjusted EBITDA as net income (loss) before interest expense; interest income and other income (expense), net; provision for income taxes; depreciation and amortization; stock-based compensation, and other income or expenses that we do not consider indicative of our core operating performance, including, but not limited to, merger and acquisition costs and a tax contingency.

Our revenue generally fluctuates from quarter to quarter as a result of a variety of factors, including seasonality, as many advertisers allocate the largest portion of their budgets to the fourth quarter of the calendar year to coincide with increased holiday purchasing, as well as the timing of advertising budget cycles. Historically, the fourth quarter of the year has reflected the highest levels of advertiser spending, and the first quarter has reflected the lowest level of advertiser spending. In addition, expenditures by advertisers tend to be cyclical and discretionary in nature, reflecting changes in brand advertising strategy, budgeting constraints and buying patterns and a variety of other factors, many of which are outside of our control. The quarterly rate of increase in our traffic acquisition costs is generally commensurate with the quarterly rate of increase in our revenue. However, traffic acquisition costs have, at times, grown at a faster or slower rate than revenue, primarily due to the mix of the revenue generated or contracted terms with media partners.
Liquidity and Capital Resources
Our principal sources of liquidity are our cash and cash equivalents, cash from our operations, and available capacity under our revolving credit facility. We have historically financed our operations primarily through private placements of our convertible preferred stock as well as through borrowings on our revolving credit facility.
As of March 31, 2021, we had $95.0 million of cash and cash equivalents, of which $35.4 million was held outside of the United States by our non-U.S. subsidiaries. We currently do not have any plans to repatriate our earnings from our foreign subsidiaries. We intend to continue to reinvest our earnings from foreign operations for the foreseeable future, and do not anticipate that we will need funds generated from foreign operations to fund our domestic operations.
Our primary source of operating cash flows is cash receipts from advertisers. Our primary uses of operating cash are amounts due to media partners and vendors, as well as for personnel costs and other employee-related expenditures. We have historically experienced higher cash collections during our first quarter due to seasonally strong fourth quarter sales, and, as a result, our working capital needs typically decrease during this quarter. We expect these trends to continue as we continue to grow our business.
Our cash flow from investing activities primarily consists of capital expenditures and capitalized software development costs. We anticipate that our capital expenditures will be approximately $5 million to $8 million in 2021, which will include expenditures related to servers and related equipment, as well as leasehold improvements; however, actual amounts may vary from these estimates.
We believe that cash generated from our operations and existing cash equivalents will be sufficient to meet our working capital requirement for the next twelve months and the foreseeable future. However, there are multiple factors that could impact our future liquidity, including our ability to collect payments from our advertisers, having to pay our media partners even if our advertisers decrease their payments due to economic conditions, the continued impacts of the COVID-19 pandemic or other factors. In addition, we expect interest expense to increase in future periods as a result of the July 1, 2021 sale of the Notes and our intent to exchange the Notes for Convertible Notes, as further described below.
Revolving Credit Facility
We are party to a loan and security agreement (“Revolving Credit Facility”) with SVB that provides us an initial maximum borrowing capacity of up to $35.0 million that we may use to borrow against our qualifying receivables based on a defined borrowing formula. The Revolving Credit Facility matures on November 2, 2021.
The Revolving Credit Facility contains customary conditions to borrowings, events of default and negative covenants, including covenants that restrict our ability to dispose of assets, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of our capital stock, make investments or engage in transactions with our affiliates. We are also subject to financial covenants with respect to a monthly modified liquidity ratio and Adjusted EBITDA for trailing six-month periods. Our obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of our assets with a negative pledge on our intellectual property. We were in compliance with all financial covenants under the Revolving Credit Facility as of March 31, 2021. As of March 31, 2021 and December 31, 2020, we had no borrowings outstanding under our Revolving Credit Facility. Our available borrowing capacity on March 31, 2021, was $35.0 million based on the defined borrowing formula.

Our ability to renew or replace the Revolving Credit Facility may be limited due to various factors, including the status of our business, global credit market conditions, and perceptions of our business or industry by sources of financing. In addition, if credit is available, lenders may seek more restrictive covenants and high interest rates that may reduce our borrowing capacity, increase our costs, and reduce our operating flexibility.
Senior Subordinated Secured Notes
On July 1, 2021, we completed the sale of $200 million aggregate principal amount of senior subordinated secured notes due July 1, 2026 (the “Notes”), in a private placement (the “Private Placement”) to the Baupost Investors, pursuant to a Senior Subordinated Secured Note Purchase Agreement dated July 1, 2021 (the “Note Purchase Agreement”).
We intend to exchange the Notes for Convertible Notes (described below) upon the consummation of this offering. Upon issuance of the Convertible Notes, all the Notes and the obligations thereunder shall be canceled and extinguished.
Exchange of Notes for Convertible Notes
Pursuant to the Note Purchase Agreement, we agreed that upon the consummation of our initial public offering or a similar liquidity event (an “IPO”) that results in our having a pre-money equity value of less than or equal to $2 billion, we will, at our option, either (i) exchange all the Notes for newly-issued five-year Convertible Senior Notes (the “Convertible Notes”) having an aggregate principal amount equal to the Minimum Note Redemption Price (described below) or (ii) redeem all the Notes for cash in an amount equal to the Minimum Note Redemption Price. The Minimum Note Redemption Price will be equal to the greater of (a) $236 million if the IPO occurs on or before August 15, 2021 (or $240 million if the IPO occurs after August 15, 2021 but on or before December 31, 2021) and (b) an internal rate of return of 16% per annum, compounded quarterly and determined under the Note Purchase Agreement. As noted above, we intend to exchange the Notes for the Convertible Notes upon the consummation of this offering.
The Convertible Notes will have a term of five (5) years. The initial conversion rate for the Convertible Notes per $1,000 principal amount of Convertible Notes will be a number of shares of common stock equivalent to a conversion price of 125% of the initial public offering price of our common stock. The Convertible Notes will bear a stated interest equal to the greater of (A) 2.95% per annum and (B) 2.95% per annum plus (x) the closing yield of the 5-year U.S. Treasury Rate as of the business day immediately prior to the day of issuance of the Convertible Notes minus (y) 0.80%, rounded up to the next highest 0.05% increment. Holders of the Convertible Notes may, at their option, convert all or any portion of their Convertible Notes into shares of our common stock at any time until the second scheduled trading day immediately preceding the maturity date, at the conversion rate then in effect. We will settle conversions of the Convertible Notes by paying or delivering, as the case may be, cash, shares of our common stock, or a combination thereof, at our election.
In connection with the Private Placement and the execution of the Note Purchase Agreement, we agreed to a form of indenture for the Convertible Notes (“Convertible Notes Indenture Form”) that will govern the Convertible Notes when issued upon the consummation of the IPO. If we undergo a fundamental change (as defined in the Convertible Notes Indenture Form) prior to the five-year maturity date, holders may, at their option, require us to repurchase for cash all or any portion of their Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. We may not redeem the Convertible Notes prior to the third anniversary of their issuance. On or after such date, we may, at our option, redeem for cash all or any portion of the Convertible Notes, if the last reported sale price of our common stock has been at least 130% of the conversion price on each of at least 20 trading days during the 30 consecutive trading day period ending on and including the trading day preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. In addition, calling any Convertible Note for redemption will constitute a “make-whole fundamental change” with respect to that Convertible Note, in which case the conversion rate applicable to the conversion of that Convertible Note will be increased if it is converted by holders after it is called for redemption.

The Convertible Notes will also include standard provisions regarding “fundamental changes,” “make-whole fundamental changes,” adjustments to conversion rates upon the happening of specified events, events of default and remedies, customary for public company convertible notes. The Bank of New York Mellon has agreed to act as trustee for the Convertible Notes.
SVB Subordination Agreement
The Notes issued in the Private Placement, which we expect and intend will be exchanged and cancelled upon the IPO, bear interest that accrues at the rate of (i) prior to July 1, 2024, 10.0% per annum and (ii) on and after July 1, 2024, 14.5% per annum, payable, in cash or in kind at our option, quarterly. The Notes are our senior secured obligations and will, on a date on or before 60 days following the closing of the Private Placement, be guaranteed on a senior secured basis by certain of our wholly-owned subsidiaries and secured by a second priority lien on all of our and their tangible and intangible assets, subject to certain excluded assets, permitted liens and customary exceptions. Subject to certain exceptions, the Note Purchase Agreement limits our ability to incur debt, pay dividends or make restricted payments, sell or dispose assets, incur liens securing debt, enter into affiliate transactions, or merge or sell all or substantially all our assets. The agreement contains customary events of default including, nonpayment of principal or interest, breach of negative covenants or fundamental representations, and certain bankruptcy or insolvency events.
In connection with the Revolving Credit Facility and our entering into the Note Purchase Agreement, SVB, the Baupost Investors and the Bank of New York Mellon as collateral agent for the Notes entered into a subordination agreement, dated as of July 1, 2021, pursuant to which (i) SVB, as senior creditor, consented to our entering into the Note Purchase Agreement and related loan documents and (ii) the Baupost Investors agreed to subordinate our obligations to them under the Notes to our obligations to SVB.
Cash Flows
The following table summarizes the major components of net cash flows for the periods presented:
	Three Months Ended March 31,		Year Ended December 31,
	2021	2020	2020	2019
	(in thousands)
Net cash provided by operating activities	$5,406	$14,336	$52,986	$16,740
Net cash used in investing activities	(2,787)	(2,121)	(9,423)	(7,589)
Net cash (used in) provided by financing activities	(807)	9,044	(4,228)	(3,659)
Effect of exchange rate changes	(430)	(1,437)	4,750	64
Net increase in cash, cash equivalents and restricted cash	$1,382	$19,822	$44,085	$5,556
Operating Activities
Net cash provided by operating activities decreased $8.9 million, to $5.4 million for the three months ended March 31, 2021 as compared to the same prior year period, mainly due to higher publisher payments in part based on timing, as well as higher payments associated with incentive compensation and merger related costs. These higher payments were partially offset by a $25.0 million increase in net income after non-cash adjustments.
Net cash provided by operating activities increased $36.3 million, to $53.0 million in 2020 from $16.7 million in 2019, primarily due to a $21.2 million increase in net income after non-cash adjustments. Net cash provided by operating activities also reflected a $14.9 million net increase related to favorable changes in working capital, primarily attributable to the growth in our business, particularly in the fourth quarter of 2020, and improved cash collections.
Investing Activities
Cash used in investing activities increased $0.7 million, to $2.8 million for the three months ended March 31, 2021 from $2.1 million in the same prior year period, primarily due to the absence of cash flow from disposal activities in the current year period.

Cash used in investing activities increased $1.8 million, to $9.4 million in 2020 from $7.6 million in 2019, primarily due to lower cash flows related to our acquisition and disposal activities.
Financing Activities
Cash used in financing activities was $0.8 million for the quarter ended March 31, 2021, primarily comprised of principal payments on capital lease obligations. In the three months ended March 31, 2020, cash from financing activities was $9.0 million, primarily due to $10.0 million in borrowings under our revolving credit facility, partially offset by principal payments on capital lease obligations.
Cash used in financing activities increased by $0.5 million, to $4.2 million in 2020 from $3.7 million in 2019 reflecting lower proceeds from exercises of stock options and warrants and increased principal payments on capital lease obligations.
Contractual Obligations
As of December 31, 2020, our contractual obligations are as follows:
	Payments Due by Period
	Total	2021	2022-2023	2024-2025	2026
Operating lease obligations(1)	$16,531	$6,437	$6,235	$3,458	$401
Capital lease obligations(2)	8,146	4,316	3,702	128	—
Total(3)	$24,677	$10,753	$9,937	$3,586	$401

(1)
Operating lease agreements relate to leases for certain office and data center facilities, as well as certain apartment facilities and motor vehicles.

(2)
Capital lease and other obligations relate to leases for certain servers and related equipment. For the year ended December 31, 2020, we made regular payments totaling $4.8 million on our capital lease obligations.

(3)
We are unable to reliably estimate the timing of future payments related to uncertain tax positions; therefore, we have excluded $1.2 million from the preceding table related to uncertain tax positions, including accrued interest and penalties as of December 31, 2020.

Obligations under contracts that we can cancel without a significant penalty and contracts that are variable based upon volume, such as contracts with media partners that guarantee a minimum rate of payment if the media partner reaches certain performance targets, are not included in the table above. See “Definitions of Financial and Performance Measures —Traffic Acquisition Costs.”
Critical Accounting Policies and Estimates
Our consolidated financial statements are prepared in accordance with U.S. GAAP. The preparation of these consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ from these estimates.
We believe that the following policies may involve a higher degree of judgment and complexity in their application than most of our accounting policies and represent the critical accounting policies used in the preparation of our financial statements. Readers are encouraged to consider this summary together with our audited consolidated financial statements and the related notes, including Note 2, for a more complete understanding of the critical accounting policies discussed below.
Revenue Recognition
We recognize revenue when we transfer control of promised services directly to our customers, in an amount that reflects the consideration to which we expect to be entitled to in exchange for those services.

We recognize revenue pursuant to the five-step framework contained in ASC 606: (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as we satisfy the performance obligations.
We generate revenue primarily from advertisers through user engagement with the ads that we place on media partners’ web pages and mobile applications. Our platform delivers ads to end-users that appear as links to articles, products and videos on media partners’ sites.
Our customers include brands, performance advertisers and other advertisers, which we collectively refer to as our advertisers, each of which contracts for use of our services primarily through insertion orders or through our self-service tools, allowing advertisers to establish budgets for their advertising campaigns. Advertising campaigns are primarily billed on a monthly basis. Our payment terms generally range from 30 to 60 days. Because the amount billed is representative of the value of the service delivered to advertisers, we recognize revenue as we satisfy our performance obligations based on the users’ clicks or ads displayed because the advertiser can direct the use of, and obtain substantially all of the remaining benefits from, the services simultaneously.
For advertising campaigns priced on a cost-per-click basis, we bill our advertisers and recognize revenue when a user clicks on an advertisement we deliver.
For campaigns priced on a cost-per-impression basis, we bill our advertisers and recognize revenue based on the number of times an advertisement is displayed to a user.
Variable consideration, including allowances, discounts, refunds, credits, incentives, or other price concessions is estimated and recorded at the time that related revenue is recognized. Advance payments from advertisers for future services represent contract liabilities and are recorded as deferred revenue in our consolidated balance sheets.
The determination of whether revenue should be reported on a gross or net basis involves significant judgment. In general, we act as a principal on behalf of our advertisers and revenue is recognized gross of any costs that we remit to the media partners. In these cases, we determined that we control the advertising inventory before it is transferred to our advertisers. Our control is evidenced by our ability to monetize the advertising inventory before it is transferred to our advertisers. For those revenue arrangements where we do not control the advertising inventory before it is transferred to our advertisers, we are the agent and recognize revenue on a net basis. We recognize revenue net of applicable sales taxes.
Stock-based Compensation
We recognize stock-based compensation for stock-based awards, including stock options, warrants, RSAs, RSUs and SARs. Determining the appropriate fair value of stock-based awards requires numerous assumptions, some of which are highly complex and subjective.
Stock option awards, RSAs, RSUs and SARs generally vest subject to the satisfaction of service requirements, or the satisfaction of both service requirements and achievement of certain performance conditions. For stock awards that vest subject to the satisfaction of service requirements, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable.
We estimate the fair value of our stock option awards on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of judgments and assumptions, including fair value of our common stock, the option’s expected term, the expected price volatility of the underlying stock, risk free interest rates and the expected dividend yield. The fair value of our RSAs and RSUs is the fair value of our common stock on the date of grant. The fair value of our RSAs and RSUs is estimated on the date of grant based on the fair value of our common stock. We account for forfeitures as they occur.

There were no stock options granted in 2019 or during the three months ended March 31, 2021 or March 31, 2020. In December 2020, we granted 1.1 million stock options to employees, the estimated grant-date fair value of which was calculated using the Black-Scholes option pricing model, based on the following assumptions:
Year Ended December 31, 2020
Expected term (in years)	6.02
Risk-free interest rate	0.52%
Expected volatility	44%
Dividend rate	0%
Fair value of common stock	$10.95
The Black-Scholes model assumptions are further described below:
•
Expected term. The expected term represents the period that our stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards.

•
Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.

•
Expected Volatility. Since we do not have a trading history for our common stock, the expected volatility was derived from the average historical stock volatilities of several actively traded public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock-based awards.

•
Dividend rate. The expected dividend rate was assumed to be zero as we have not paid and do not anticipate paying any dividends in the foreseeable future.

•
Fair value of our common stock. Because there is no public market for our common stock as we are a private company, our board of directors has determined the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of our common stock performed by an unrelated valuation specialist, valuations of comparable peer companies, sales of our convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of our capital stock, and general and industry-specific economic outlook, as further described under “Valuation of Common Stock” below. The fair value of our common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange and the shares begin trading.

If any of the assumptions used in the Black-Scholes option-pricing model change significantly, stock-based compensation for future awards may differ materially compared with the previously granted awards.
Valuation of Common Stock
In the absence of a public trading market for our common stock, the fair value of our common stock is determined by our board of directors, considering input from management and valuations provided from an independent third-party valuation specialist. We develop an estimate of the fair value of our common stock to determine an exercise price for each stock option award. Our board intended all options granted to have an exercise price per share not less than the fair value of our common stock underlying those options on the date of grant. We have determined the fair value of our common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
The assumptions used in the valuation models were based on future expectations combined with management’s judgment, and consider a number of highly complex and subjective factors to determine the best estimate of the fair value of our common stock as of the date of each grant, including the following:
•
our operating and financial performance;

•
current business conditions and projections;

•
the market price of actively traded comparable peer companies in similar lines of business;

•
the rights and restrictions associated with each class of equity;

•
the lack of liquidity of our common stock; and

•
the likelihood of achieving potential liquidity events, such as an initial public offering

For our valuations, the fair value of our common stock was generally estimated using a combination of income and market approaches. The income approach estimates the aggregate enterprise value of our company based on the present value of future estimated cash flows that we expect to generate. These future cash flows are discounted to their present values using a discount rate based on analysis of the weighted-average cost of capital for comparable public company industry peers and adjusted to reflect the risks inherent in our business cash flows.
We used the option pricing method, or OPM, to allocate the enterprise value determined under the income approach to each element of our capital structure, including our common stock. Under the OPM, ordinary and preferred shares are treated as call options, with an exercise price based on the liquidation preference of the preferred shares. The value of the call options is determined using the Black-Scholes option-pricing model. The OPM considers the capital structure of the company, the seniority of securities, future financing needs, the time to liquidation event.
We also used the market approach to estimate the aggregate enterprise value of our company by applying market multiples of key metrics from comparable public company industry peers, or guideline companies. We believe that using revenue and EBITDA multiples to estimate our aggregate enterprise value was appropriate given our focus on growing our business and because our comparable public company industry peers were in various stages of growth and investment. These multiples were adjusted based on the assessment of the strengths and weaknesses of our company relative to those comparable public company industry peers.
Under the market approach, we determined the value of our common stock by calculating the present value of our enterprise value from a future expected initial public offering date and allocating this value to our outstanding common shares at the valuation date, on a fully diluted-basis, assuming all our stock-based awards were exercised.
The marketable value of our common stock is estimated upon using a weighted average of various exit event scenarios, such as a strategic sale or an initial public offering, which requires significant assumptions.
In addition, under both approaches, a discount adjustment was applied to the valuations due to the lack of marketability of the ordinary share because stockholders of private companies do not have access to trading markets, compared to stockholders of public companies. The discount for marketability was determined using a put option model, which is based on using a put option as a proxy for a lack of marketability of security, estimated using the Black-Sholes option-pricing model. The significant assumptions involved were the same as described above.
The third-party valuations are performed at least once every twelve months, or more often if there is a material event that may affect our value. Accordingly, the dates of our valuations do not always coincide with the dates of our stock-based compensation grants. In such instances, we based the fair value on the most recent preceding valuation of shares of our common stock. For valuations after the completion of this offering, our shares will be publicly traded and the fair value of our awards will be based on the closing price of our common stock on the date of grant.
Income Taxes
We are subject to income taxes in the United States and numerous foreign jurisdictions. Significant judgment is required in determining our provision for income taxes and income tax assets and liabilities, including evaluating uncertainties in the application of accounting principles and complex tax laws.
We record a provision for income taxes for the anticipated tax consequences of the reported results of operations using an asset and liability approach, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as for operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce our deferred tax assets to the net amount that we believe is more likely than not to be realized.
We recognize tax benefits from uncertain tax positions only if we believe that it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. Although we believe that we have adequately reserved for our uncertain tax positions, we can provide no assurance that the final tax outcome of these matters will not be materially different. We make adjustments to these reserves when facts and circumstances change, such as the closing of a tax audit or the refinement of an estimate. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and operating results. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related interest and penalties.
Accounting for Convertible Instruments
On January 1, 2021, we early adopted Accounting Standards Update (“ASU”) 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity,” which simplified the accounting for convertible debt instruments by reducing the number of accounting models used to allocate proceeds from five to three, removing certain conditions for equity classification and amending earnings per share calculations to assume share settlement and to require the if-converted method to be applied to all for convertible debt instruments. The adoption of this standard did not have an impact on our consolidated financial statements as of the date of adoption. We will apply this guidance to our Convertible Notes upon consummation of our IPO.
Off-Balance Sheet Arrangements
We do not currently engage in off-balance sheet financing arrangements. In addition, we do not have any interest in entities referred to as variable interest entities, which includes special purpose entities and other structured finance entities.
Recently Issued Accounting Pronouncements
See Note 1 to the accompanying consolidated financial statements for recently issued accounting standards, which may have an impact on our financial statements upon adoption.
Quantitative and Qualitative Disclosure about Market Risk
We have operations both in the United States and internationally, and we are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate and foreign exchange risks. We do not believe that we have any material exposure to inflationary risks.
Foreign Currency Risk
Our consolidated results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. A substantial majority of our revenue and cost of revenue are denominated in U.S. Dollars, with the remainder in other currencies. Our operating expenses are generally denominated in the currencies in which our operations are located. A majority of our operating expenses are denominated in U.S. Dollars, with the remainder denominated primarily in New Israeli Shekels and to a lesser extent British pound sterling and Euros. We evaluate periodically the various currencies to which we are exposed and, from time to time, may enter into foreign currency forward exchange contracts to manage our foreign currency risk and reduce the potential adverse impact from the appreciation or the depreciation of our non-U.S. dollar-denominated operations, as appropriate.
The effect of a hypothetical 10% increase or decrease in our weighted-average exchange rates on our revenue, cost of revenue and operating expenses denominated in foreign currencies would result in a

$2.5 million favorable or unfavorable change to our operating income for three months ended March 31, 2021, a $5.4 million favorable or unfavorable change to our operating loss for the year ended December 31, 2020, and a $3.6 million favorable or unfavorable change to our operating loss for the year ended December 31, 2019.
Interest Rate Risk
Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents and our outstanding debt obligations. Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of the interest rates in the United States.
Our total indebtedness, including capital lease obligations was $7.1 million and $7.4 million as of March 31, 2021 and December 31, 2020, respectively. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings, which bear both a fixed and variable rate of interest. The effect of a hypothetical 100 basis point change in our interest rate would not have a material impact on our interest income or interest expense in our consolidated financial statements.
JOBS Act Transition Period
We are an emerging growth company as defined in the JOBS Act. The JOBS Act provides that an emerging growth company may take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of some accounting standards until they would otherwise apply to private companies. We have elected to use the extended transition period under the JOBS Act for the adoption of certain accounting standards until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that have adopted new or revised accounting pronouncements as of public company effective dates.

Business
Our mission is to help digital media owners thrive by recommending content, products and services that users love.
Outbrain is a leading recommendation platform powering the open web. Founded in 2006, we pioneered the online content recommendation category. Today our platform enables over 7,000 online properties, including many of the world’s most prestigious publications, helping them engage their users and monetize their visits. Fueled by over 1 billion data events gathered each minute, our platform matches audiences with personalized content and ads, driving quality engagement while delivering efficient, sustainable monetization.
Over the past decade, consumers have become increasingly accustomed to seeing highly curated digital content and ads that align with their unique interests. Similar to the way in which social media and search have simplified discovery by synthesizing billions of consumer data points to offer personalized feeds, we provide media partners with a platform that encompasses data scale as well as prediction and recommendation capabilities, helping them deliver a personalized feed of recommendations tailored to their users, based on user interests, preferences, and context. We are a mobile-first company and our Smartfeed technology and recommendations are highly effective on mobile devices. We generated over 66% of our revenue on mobile platforms in 2020.
Since inception, we have been guided by the same core principles pertaining to our three constituents: media partners, users, and advertisers.
Media Partners.   We are committed to the long-term success of our media partners. Consistent with this philosophy, we focus on developing trusted, transparent, typically exclusive, multi-year partnerships with media partners, both traditional and in new and rapidly evolving categories.
Users.    We believe that by focusing on improving the user experience we are able to cultivate user behavior patterns that compound engagement over time, delivering superior long-term monetization for ourselves and for our media partners.
Advertisers.   We strive to grow our advertising business by increasing overall user engagement, rather than price per engagement. Our emphasis on user engagement helps us improve advertisers’ return on ad spend (“ROAS”) thus unlocking more advertising spend and attracting more advertisers. In turn this enables us to better match ads to users and further grows user engagement and overall monetization.
We have delivered over $3 billion in direct revenue to our media partners, since inception. We partner with thousands of the world’s most trusted digital media owners for which we believe we are an important technology partner. Some of our key media partners include Asahi Shimbun, CNN, Der Spiegel, Le Monde, MSN, Sky News and Sky Sports, and The Washington Post. The average tenure of our top 20 media partners, based on our 2020 revenue, is approximately seven years.
Through our relationships with media partners, we have become one of the largest online recommendation and advertising platforms on the open web. In 2020, we provided personalized content feeds and ads to approximately 1 billion monthly unique users, delivering on average over 10 billion recommendations per day, with over 20,000 advertisers using our platform. In the first quarter of 2021, our platform powered an average of over 100,000 ad campaigns per day.
Our platform is user engagement focused. A significant proportion of the engagement created by our recommendations is with the content of the media partner for which we are providing the platform, which we refer to as ‘organic recommendations.’ This provides the user with a personalized content experience, while increasing time spent and engagement on the media partner’s digital properties. We believe this is crucial to increasing long-term loyalty and retention of users for media partners, while increasing the depth and value of user visits in the short term. Powering a curated feed of both organic recommendations and targeted ads creates significant proprietary, first-party data that enables us to continuously refine our prediction capabilities, supporting our efforts to further increase engagement.
Advertisers use our platform to reach consumers efficiently through various ad formats across thousands of premium digital media properties around the world. Our platform provides access to a significant volume of exclusive ad inventory within the content feeds of these premium digital media properties. Advertisers primarily use our platform for performance driven campaigns, with measurable outcomes. Our ability to drive value and ROAS for advertisers, at scale, is highlighted in the growth of ad spend through our platform.
Data and algorithms are fundamental to everything we do. We process over 1 billion data signals per minute, powering up to 100 million Click Through Rate (“CTR”) predictions and over 100,000 recommendations per second. This drives our ability to deliver approximately 40 million engagements per day. Our ability to collect and synthesize large data sets into our real-time decisioning engine powers our recommendations, our feed experiences and our ad targeting, helping us optimize user engagement and monetization. As our platform grows, we are able to leverage our data scale in order to enhance our algorithms, enabling us to improve the efficacy of our platform. This, in turn, drives additional user engagement and thus more monetization for our partners and ourselves, which helps us further grow our business and scale our data. We refer to this phenomenon as our data flywheel. During 2020, we grew overall engagement with recommendations on our platform by 24% on a year over year basis. Engagements with recommendations include a user click on one of our recommendation links or a view of a video that we recommended. We believe engagements are an indicator of the value users find in our recommendations and the value we create for our media partners through increased monetization.
We are targeting a large, fragmented and growing market. Over four billion consumers access the Internet and, by 2022, the average person in the United States will spend more than eight hours a day consuming digital media, according to eMarketer. eMarketer also states that approximately $378 billion was spent on global digital advertising in 2020. By 2024, this figure is expected to increase to $646 billion. Approximately 40% of the world’s population has yet to gain access to the Internet. We believe a second factor will complement the increased activity of more people arriving online: the significant majority of consumption and economic activity, such as retail, still takes place offline. As the migration to online takes place, there remains significant future growth potential in eCommerce, given that just 14% of total retail sales in the United States in 2020 occurred online, according to the U.S. Department of Commerce. Online retail sales are both growing and fragmenting, with the leading eCommerce giant’s share of sales declining between 2019 and 2020 from around 44% to roughly 31% according to Digital Commerce 360 estimates. We believe this represents an opportunity as the broader ecosystem of retailers seek advertising and technology partners to support their continued online growth. Advertisers increasingly expect measurable impact from their digital advertising investment, often preferring to pay for outcomes rather than pay for media, according to a 2020 Jounce market outlook report. Within digital advertising, more engaging and user friendly formats, such as native and video, represent the fastest growing segments for ad spend, outgrowing search and traditional forms of display, according to eMarketer. Given our ability to deliver high impact and measurable performance to our advertisers, significant reach and unique inventory, we believe that we are well positioned to capture a significant share of this growing market.
We have a track record of consistently growing our business, and have achieved significant scale with $767 million of revenue in 2020 and $228 million of revenue for the quarter ended March 31, 2021. Our business is profitable and we are benefiting from strong operating leverage as we grow. Our net income was $4.4 million, or 2.6% of gross profit, in 2020, compared to a net loss of $20.5 million, or (14.5%) of gross profit, in 2019. Our net income was $10.7 million, or 20.1% of gross profit, for the quarter ended March 31, 2021, up from a net loss of $9.6 million, or (29.3%) of gross profit, in the prior year period. Our gross profit was $165.1 million in 2020, up from $141.8 million in 2019 representing year over year growth of 16.4%. In the second half of 2020, our gross profit grew by 36.0%, compared to the second half of 2019, highlighting the momentum in our business. Our gross profit was $53.5 million for the quarter ended March 31, 2021, up 63.7% from $32.7 million for the quarter ended March 31, 2020. Our Ex-TAC Gross Profit was $194 million in 2020, up from $170 million in 2019 representing year over year growth of 14.1%. In the second half of 2020, our Ex-TAC Gross Profit grew by 28.8%, as compared to the second half of 2019, highlighting the momentum in our business. Our Ex-TAC Gross Profit was $60.4 million for the quarter ended March 31, 2021, up 49.1% from $40.5 million from the quarter ended March 31, 2020. Our Adjusted EBITDA more than doubled to $41.1 million in 2020, from $19.3 million in 2019. In the three months ended March 31, 2021, our Adjusted EBITDA grew nearly tenfold to $20.6 million, from $2.2 million in the comparable prior year period. Adjusted EBITDA was 21.2% and 11.3% of Ex-TAC Gross Profit in 2020 and 2019, respectively. Adjusted EBITDA was 34.1% and 5.4% of Ex-TAC Gross Profit for the quarter ended March 31, 2021 and 2020, respectively.

Our Industry
Advertising is the primary business model for digital media on the open web. In addition, advertising is also increasingly used as a key revenue driver for other Internet based businesses, such as mobile gaming and eCommerce. As a result, digital advertising not only subsidizes media consumption for billions of consumers globally, but also finances the creation of journalism, news, and entertainment, while lowering the costs to consumers of various products and services.
We believe that the following industry trends are relevant to our business.
Proliferation of digital media, and digital advertising, particularly across mobile environments.   According to eMarketer, by 2022 the average person in the United States will spend more than eight hours a day consuming digital media. In addition, the average U.S. consumer’s mobile device use grew from 87 minutes per day in 2012 to 271 minutes per day in 2020, a 211% increase. In order to address this change in consumer usage patterns, most media providers have shifted their focus from traditional means of content delivery to digital ones, with new ‘digital-native’ providers increasingly gaining share of attention. Advertising spend follows time spent and engagement, and mobile ad spend is expected to increase at a faster pace than digital ad spend in total. According to eMarketer, by 2021 global digital ad spend will grow to $455 billion, a 20.4% year over year increase, and mobile ad spend will grow to $341 billion, a 23.5% year over year increase, with U.S. mobile ad spend surpassing $130 billion in the same year. Of that, 40.2% is expected to go to search, with 55.2% expected to go to forms of display advertising, including native and video. The percentage of total media ad spending in digital is projected to be 60.9% in 2021, 63.6% in 2022, 65.9% in 2023, 67.8% in 2024 and 69.5% in 2025. Advertisers increasingly expect measurable impact from their digital advertising investment, often preferring to pay for outcomes rather than pay for media, according to a 2020 Jounce market outlook report. Within Digital Advertising, more engaging and user friendly formats such as Native and Video represent the fastest growing segments for ad spend, outgrowing Search and traditional forms of Display, according to eMarketer.
Consumer habits and expectations are changing.   Consumers have grown accustomed to consuming engaging content that is personalized and curated across multiple digital formats, including social, entertainment, gaming and audio. On mobile environments, consumers habitually scroll through apps, mobile browsers and news feeds, such as those found on social media, providing continuous opportunities to deliver personalized advertising experiences. As a result, we believe that personalized and engaging digital content experiences, supported by non-intrusive ads, have become the expectation of media owners, rather than a consumer luxury.
Trusted editorial content is becoming increasingly important.   The massive scale of content creation and distribution across social media has made it difficult to curb the creation and proliferation of factually inaccurate news and misinformation, leading to a growing distrust of user-generated social media content. In a Kantar Dimensions study published in May 2020, social media was ranked as the least trusted medium, with only 17% of consumers citing Facebook and Twitter as reputable sources of information. At the same time, advertisers are growing increasingly concerned about having their messages shown alongside unsavory user-generated content. According to the CMO Council, 72% of advertisers are concerned about brand integrity on social media. As a result, advertisers have become increasingly cognizant of where they spend ad dollars, seeking media environments that prioritize quality, transparency and brand safety.
Performance and ROAS are becoming increasingly important to advertisers.   As digital advertising continues to consume a larger share of advertiser budgets, the ability to target advertising based on specific user interests and context, in real-time, has become increasingly important to advertisers, as it contributes to more efficient campaigns and improved ROAS. This creates demand for solutions that can adjust in real-time while measuring and optimizing for specific price and performance thresholds. As tools for targeting and tracking become more sophisticated and effective, advertisers are increasingly relying on performance pricing models to drive more measurable ROAS, for example, paying for a click (cost-per-click), lead, acquisition, download, install, or sale, instead of paying to simply display an ad which may or may not create value. According to a 2019 IAB report, approximately 63% of 2019 internet advertising revenues were priced on a performance basis. Many advertisers, including the largest brands, leverage third-party software and predictive data-driven models to meet their performance goals. In parallel, increasingly user friendly and engagement-focused formats of digital advertising have evolved to better serve advertisers seeking performance and ROAS.
Data-driven decisioning delivers better experiences and outcomes.   Advances in software and hardware along with the growing use of the Internet have made it possible to collect and rapidly process massive amounts of real-time data signals related to content, context and performance. Leveraging data at scale, advertising technology providers can dynamically serve content or ads that integrate seamlessly into user environments to deliver tailored, impactful experiences. The decisioning intelligence developed by leading technology providers and large Internet platforms has made advertising more engaging for users and more effective for advertisers. As a result, advertisers are increasingly focused on data-driven decisioning, making these capabilities critical for media partners, as they seek to deliver quality experiences to their users while maintaining their relevance with advertisers.
The Challenge for Digital Media Owners
As the pace of online content creation and consumption continues to accelerate, and competition for user attention intensifies, digital media owners must focus on their core strength: creating relevant, interesting, quality content. However, their success also depends on sustainably attracting, engaging, retaining and monetizing audiences while competing with the major social and aggregation platforms, known as the ‘walled gardens.’ These platforms, driven by the nature of their services and their scale, have significant resources to invest in technology and have amassed large volumes of coveted user data, enabling them to deliver highly targeted and thus effective ads alongside user generated or third-party content, helping them achieve an outsized share of the advertising market.
As a result, we believe that digital media owners, whose properties are often referred to as the ‘open web,’ face challenges in the following key areas:
User experience.   In today’s dynamic, mobile-first environment, providing a high-quality user experience that addresses consumer habits and expectations is critical to attracting, engaging and retaining audiences. For example, over the past few years, consumers have grown accustomed to receiving personalized content recommendations, which are now common within the walled gardens. In addition, infinite scrolling feeds of content have also become popular, especially on mobile devices. Keeping pace with these changes, as well as other emerging products and features, represents a significant challenge to many digital media owners who lack the scale and resources required to compete.
Monetization.   The fragmented ecosystem of digital advertising technology intermediaries, constantly evolving landscape of ad formats and the growing sophistication of advertisers seeking measurable ROAS makes it difficult for digital media owners to develop and maintain the technology required to optimize their monetization. In addition, digital media owners often lack access to a large and diverse advertiser base. As a result, they may not benefit from the variety of ads that are necessary in order to optimize consumer engagement and thus overall monetization.
Our Solution
We enable digital media owners to provide their users with an experience that is personalized and relevant to their interests while generating incremental revenue through highly engaging content recommendations and relevant advertisements. Our platform is informed by large, proprietary data sets. Our recommendation engine relies on advanced artificial intelligence technology and machine learning algorithms. We leverage our scale, gained through a large number of partners and advertisers, in order to grow and enhance our data and our technology continuously.
By delivering relevant content recommendations that personalize the user experience, alongside targeted ads, our platform increases and monetizes user engagement. Our technology platform forms the underlying “operating system” of our media partners’ content feeds, helping them manage and grow their business.

1
User scrolls through the media owner's content feed, powered by Outbrain's Smartfeed
2
Advertisers bid to show their ads in the feed
3
Recommendation engine predicts and serves the most relevant media owner content and ads, based on proprietary data and advanced AI
4
User engages with content and ads, and algorithms fine tune based on those interactions
5
Media owners benefit from increased engagement with their content and improved monetization
World
PAID CONTENT
Smartfeed entirely powered by Outbrain
Organic Recommendation
Ad
Harry pays tribute to 'cheeky' grandpa Prince Philip as he arrives in UK for...
Tropical Escape with Scarosso shoes. Discover now.
Sponsored: SCAROSSO

We focus on the long-term
•
Our goal is to delight the user.   We believe in the compounding value that is generated by increasing user engagement. As a result, we aim to delight users by recommending relevant content in order to deliver superior long-term monetization for our media partners and ourselves.

•
Quality is fundamental.   We partner with prestigious and trusted digital media owners around the world. Through our commitment to working with the most credible sources of digital media and content creators, we have created an ecosystem trusted by publishers, advertisers and users alike.

•
Deep integrations are key.   Our technology is deeply integrated with our partners’ systems, enabling us to roll out new products and features at pace. As a result, our partners gain the flexibility to capitalize on new forms of content distribution and advertising, as well as shifting consumer preferences, empowering them to achieve their growth and monetization objectives.

•
Transparency builds trust and alignment.   By maintaining transparency on pricing, data collection and efficacy, we align our incentives with those of our partners and work to ensure their objectives are achieved, driving the long-term success of our business.

Our Offering for Media Partners
We provide media partners with an ‘operating system’ that helps them manage and grow their businesses. Our platform and products provide the data, scale, and technology capabilities to personalize the content experience, grow audiences, maximize user engagement and monetize content. We empower media partners, enabling them to innovate their user experience by continuously introducing new features, capabilities and technologies that help optimize content delivery through personalized recommendations. We aggregate advertiser demand on behalf of media partners, providing them with critical monetization. Media partners benefit from the combined scale of technology, data and users, which we derive from the large volume of partners and advertisers that use our platform.
Our product suite for media partners, Outbrain Engage, encompasses multiple key technologies, enabling media partners to:
•
Delight users through personalized feeds and data-driven recommendations.   Our platform synthesizes billions of data points, including context, user interests and behaviors to provide customized recommendations to users. Our Smartfeed product is a powerful solution for media partners to personalize content recommendation for users. The modular format of the feed enables media partners to customize the order, layout, and composition of content based on consumers’ context, interests and preferences.
•
Monetize content through customized, data-driven advertising.   We deliver critical revenue that media partners depend on to operate their business. Our platform and partner integrations supports a wide range of ad formats that leverage unique data insights in order to maximize revenue. Our algorithms balance revenue yields with overall user experience and can be harnessed to support additional revenue initiatives. Outbrain typically provides media partners with close to a 100% fill rate of the ad inventory managed by Outbrain; we believe that Outbrain’s role as an end-to-end solution, working directly with both media owners and advertisers, provides an economic advantage for our partners. It is estimated that media owners typically keep 40-50% of ad spend after it has passed through the variety of ad tech and programmatic point solutions, compared to around 70% of spend from Outbrain’s advertisers being passed on to our media partners.

•
Maximize user engagement.   Our solution enables media partners to engage and retain their audience, helping them achieve multiple business outcomes such as time spent with their content, growth of digital subscriptions, app downloads, podcast engagement and more. In addition, our proprietary optimization engine is an always-on testing and optimization solution that continuously enhances page layouts for maximum engagement and value.

•
Manage their business.   Outbrain Engage provides media partners with a web-based dashboard enabling them to manage and control various aspects of our platform including the content, formats, sources, frequency and categories of ads delivered on their properties. In addition, we provide precise advertiser and creative classification and filtering tools while strictly enforcing rigorous ad and content quality requirements. We operate at great scale, with an average of approximately 100,000 new ads uploaded to our platform daily in the fourth quarter of 2020. We review all ads before they go live on Amplify, our product suite for advertisers, either through our automated processes or manually, ensuring compliance with our strict content guidelines (which are available publicly on our website). We reject, on average, over 20% of new ads submitted. Our extensive content review processes and automated monitoring tools provide a further layer of quality control for media partners.

Media owner revenue yield
Smartfeed engagement insights
Console for business management
Tools to maximize user engagement
Outbrain ENGAGE
Performance
Jan 01, 2021 - Jan 31, 2021
Compared to previous year
change
Reports
Overview
Performance
Smartfeed Report
Optimization Report
Scheduled Reports
Editorial Controls
Audience Campaigns
Breakdown
By Day
Select an option...
Schedule Report
Export
Filter By:
RPM
vs.
Customize Columns
Day
Pageviews
Revenue
RPM
Paid CTR
Organic CTR
Video Revenue
Totals

We have over 4,000 media partner arrangements. We document most of our media partner arrangements using standard contract terms, which are comprised of a partner enrollment form, completed by media partners seeking our services, that hyperlinks to our publicly available standard partner distribution terms. The partner enrollment form contains the commercial terms of our arrangements: term length (initial, auto-renewal and notice period), the specified percentage of the revenue earned from implementing our technology on the media partner pages, the payment terms, as well as any additional terms agreed upon by the parties. The hyperlinked standard partner distribution terms include terms related to the license and use of the platform and technology, limitations on use of similar technologies, and customary terms and conditions. Other media partner arrangements may also include a guaranteed minimum rate of payment if the media partner meets certain additional criteria, including the implementation of advertisements in defined placements.
In addition, certain media partner arrangements may have additional commercial terms such as variable revenue percentages based on page view volume or revenue, access to customized reporting, further detail around use or limitations of similar services, and additional termination rights. We also have arrangements with media partners on a programmatic basis such that the contract defines the mechanics to participate in the media partner’s real-time auction for access to media partner’s inventory, with neither party committing to provide or bid on inventory.
Our Offering for Advertisers
Our platform enables advertisers to have one-on-one interactions with consumers, at scale. We provide advertisers a powerful open web platform with significant reach and exclusive inventory, helping them connect with audiences on premium digital properties. Using Outbrain Amplify, our product suite for advertisers, we enable them to focus their campaigns on the users most likely to engage with their ads. Advertisers log into our platform directly to create campaigns, load or automatically generate creative assets, and manage their advertising activity on the open web, all while optimizing spend toward engagement and ROAS.
Outbrain Amplify provides advertisers with:
•
Seamless and non-intrusive ads.   We provide advertisers access to ad inventory that benefits from high user attention by delivering ads that are native to the user experience and are personalized based on our unique understanding of each user’s context and interests. We call our ads Smartads™ because they are component-based and dynamically match the look and feel of the content where they are placed. Our Smartads support a variety of formats, including text and image, video, interactive carousel, app install and other forms of direct response.

•
Ads optimized for engagement.   Our deep and direct integration across the digital properties of thousands of media partners provides us with a wealth of proprietary data pertaining to user engagement and content consumption patterns. This enables us to deliver ads based on our user interest graph, as well as other unique data-driven tools and technologies. We believe that our direct integrations and exclusive partnerships are a differentiator when compared to most other online advertising solutions. Unlike other solutions, which often connect an advertiser to an available ad opportunity in a non-exclusive manner, typically mediated by other third-party platforms and technologies, our platform benefits from direct visibility into users’ overall engagement.

•
Results—optimize and pay for performance.   Our platform enables advertisers to optimize to specific campaign goals, and buy on a Cost-per-Click basis, guaranteeing engagement and delivering other measurable business outcomes. We maintain transparent performance metrics, and advertisers are able to view progress, manage ongoing campaigns and maximize ROAS. Our autopilot feature enables advertisers to set their goals and key performance indicators and allows Amplify to automatically optimize bid prices and budget allocations to hit these goals. Advertisers and their agencies wishing to transact through programmatic channels can use Zemanta, our programmatic platform, as well as other third-party programmatic platforms.

•
Quality.   We work with established media partners, employing rigorous selection criteria, onboarding standards, controls, processes, and ongoing monitoring. As a result, our platform provides predominantly exclusive access to engaged users in high quality content environments across many of the world’s most trusted media properties.
Our Personalized Feed Experience for Users—Smartfeed
Smartfeed is our personalized feed solution that drives deeper discovery of content, products and services, longer sessions and better user engagement. Smartfeed powers the content feeds of thousands of the world’s most prestigious digital media owners, combining highly engaging multimedia formats, such as text and image, or video, with a diverse range of experiences and dynamic optimizations, continuously improving a personalized user experience.

.
Our Smartfeed technology supports a wide variety of ad creative formats, including:
Our Strengths
•
Mission-critical partner for digital media owners.   We provide digital media partners with mission-critical technology, an “operating system,” that increases user engagement and content monetization. The capabilities and revenue we provide enable many of our partners to sustain their businesses and deliver quality journalism, in some cases as they continue a long-term transition away from historic reliance on offline ad revenue. We are a trusted partner for some of the world’s most prestigious publications, including The Asahi Shimbun, CNN, Der Spiegel, Le Monde, MSN, Sky News and Sky Sports, and The Washington Post. The average tenure of our top 20 media partners, based on 2020 revenue, is approximately seven years.

•
Unique, at-scale platform for advertisers.   Through our vast and predominantly exclusive relationships with media partners, we provide advertisers with access to approximately 1 billion unique monthly users. The breadth of our audience reach enables advertisers to deliver at-scale campaigns and to optimize the performance of their advertising spend.
•
Unique proprietary data and algorithms driving a virtuous cycle.   Our direct integrations across our partners’ properties provide us with a large volume of proprietary first-party engagement data, including context, user interest and behavioral signals. Leveraging our data, we continuously optimize our algorithms to improve CTR and ROAS. For the last six months ended December 31, 2020, CTR for ads on our platform improved by 25% relative to the second half of 2019. By delivering better results to advertisers we are able to grow our business and our platform, which, in turn, helps us collect more data and further enhance our algorithms, driving better results for our partners, helping us further grow our platform and our business.

•
Well positioned for a privacy-centric world.   By integrating directly with our media partners’ properties we generate proprietary first-party data and are able to collect and infer valuable user related data and insights. In addition, our ability to use unique contextual signals enables us to deliver strong user engagement and advertiser ROAS without the need to rely solely on user-based targeting, typically enabled through user tracking technologies that may not be available in the future.

•
History of successful innovation.   We pioneered our category and have been focused on innovation since our founding. To ensure seamless product innovation we operate as a continuous deployment engineering organization, releasing an average of approximately 250 code deployments daily. We plan to continue investing in our platform and its features.

•
Scaled, profitable and diversified business.   We have grown our business rapidly while achieving profitability, demonstrating the power of our technology, the strength of our partner and advertiser relationships and the inherent operating leverage of our model. In 2020, we achieved $767.1 million in revenue, $165.1 million in gross profit, and $194.3 million in Ex-TAC Gross Profit, reflecting year over year growth of 11.6%, 16.4% and 14.1%, respectively. In 2020, net income was $4.4 million, or 2.6% of gross profit, compared to a net loss of $20.5 million, or (14.5%) of gross profit, in 2019. Adjusted EBITDA more than doubled to $41.1 million, or 21.2% of Ex-TAC Gross Profit, in 2020 from $19.3 million, or 11.3% of Ex-TAC Gross Profit, in 2019. Our revenue, gross profit and Ex-TAC Gross Profit was $228.0 million $53.5 million, and $60.4 million, respectively, for the quarter ended March 31, 2021, up from $177.3 million and $40.5 million, respectively, for the quarter ended March 31, 2020. Our business is well diversified. In 2020 our top twenty digital media partners accounted for approximately 49% of our revenue, with the largest accounting for 11% of our revenue. During the same year, our top twenty advertisers accounted for approximately 25% of our revenue, with the largest accounting for approximately 3% of our revenue.

•
Team and culture.   Companies cannot effect the change they aspire to achieve without passionate, innovative employees. We rely on a global and diverse team of highly capable employees to collaborate, innovate, and execute our vision—to empower high quality journalism and content creation. Outbrain routinely conducts anonymous employee engagement surveys; according to the survey in early 2021 which had a 91% employee participation rate, 93% of our employees responded that they would “recommend Outbrain as a great place to work.”

Our Growth Strategies
We believe that we are well positioned to capitalize on the continued growth of digital content consumption and digital advertising. We intend to continue investing in technology and innovation to improve our recommendation engine and product offering, support our efforts to grow relationships with existing and new media partners, and expand our advertiser footprint and share of wallet. We plan to pursue the following growth strategies:
•
Continuously improve user engagement.   Improving the quality of our recommendation engine has been an important driver of past growth and we expect it to remain a key driver of future growth. We believe that a great user experience drives engagement that compounds over time. Continued investment in our technology, artificial intelligence and machine learning capabilities drives a better user experience, resulting in better CTR predictions and, in turn, higher monetization yield and revenue. We believe that we can significantly grow our business solely by improving user engagement.
•
Grow our ad inventory.    We have an extensive history of growing ad inventory by expanding our media partnerships and forming new ones.

Existing partners.   We have a strong track record of growth through the continuous expansion of existing media partnerships, as we launched products, features and formats that improved user engagement and retention, grew audiences, and improved monetization. We plan to continue innovating as we seek to grow our ad inventory by implementing optimizations, creating new ad formats, seeking additional ad placements, and pursuing opportunities to manage a larger proportion of our media partners’ digital properties. In addition, we plan to expand our partnerships with software and hardware providers, enabling us to offer personalized content feeds for browsers and mobile operating systems.
New partners.   We plan to pursue new partnerships with media owners as well as integrations with programmatic platforms that will expand our reach to additional user segments, helping us grow our business.
•
Grow advertiser spend.   We plan to grow spend from existing, as well as new advertisers by pursuing the following initiatives:

•
Further invest in our advertiser product suite.   In the past, improvements to our advertiser solutions have been a meaningful driver of growth for our business. We plan to continue investing in Amplify and Zemanta in order to deliver better tools and technologies for advertisers on our platform.

•
Continuously improve ROAS.   We aim to deliver better results for advertisers through improved CTR, as well as automation in pricing and conversion optimization, helping us grow existing and new advertisers’ share of wallet.

•
Grow brand spend.   We plan to expand our existing suite of solutions aimed at brand advertisers. We believe that we will be able to capture significant spend from new and existing advertisers by providing new capabilities, such as additional exclusive ad placements, new optimization solutions, and unique ad formats, amongst others.

•
Grow the number of advertisers.   In addition to investments in our advertiser product and technology, we plan to invest in sales and marketing initiatives aimed at attracting new advertisers to our platform. We believe Zemanta will continue to gain adoption amongst leading agencies and brands, and that new programmatic demand partners will enable us to continue to expand our advertiser footprint.

•
Drive adoption of high impact ad formats.   High impact ad formats such as video, content highlight reels, and interactive carousel represent a significant opportunity to improve monetization of existing inventory. We plan to expand our offerings and capabilities in order to drive continued adoption by advertisers of these formats, helping them reach more of their target audience and achieve their campaign goals, enabling us to grow our business. The addition of video ad formats to our platform and advertiser offering is evidence of the significant opportunity for growth and has already delivered strong returns. From 2018 to 2020, we grew video revenues from approximately 2% to approximately 8% of our annual revenue.

•
Acquisitions and strategic partnerships.   We have a track record of successfully executing a number of acquisitions and partnerships, helping us efficiently expand our offerings, grow our business and grow our talent. In 2017, we acquired Zemanta, providing us with advanced programmatic capabilities. In 2018, we acquired AdNgin, an advanced user interface optimization platform. We intend to continue pursuing partnership and acquisition opportunities that will enhance our technology or market presence and deliver more value to our partners and advertisers.

Our Competition
The digital advertising industry is highly competitive and fragmented. We compete for advertising dollars and media owner partnerships with advertising technology platforms such as Criteo, Magnite, PubMatic, Taboola, The Trade Desk, Viant and Xandr (AT&T), as well as large consumer-facing digital platforms with advertising technology capabilities, such as Amazon, Facebook, Google and Twitter. The key factors that enable us to compete effectively for inventory from digital media owners include:
•
the ability to deliver competitive monetization and engagement on media partner properties;

•
trust, transparency and long-term alignment; and

•
differentiated feed technology.

The key factors that enable us to compete effectively for advertising dollars include:
•
delivering high ROAS through our ability to identify and engage relevant users;

•
massive audience reach;

•
quality of inventory; and

•
comprehensive range of inventory types, advertising formats and campaign tools.

Our Technology
We have designed our platform to process real-time content and advertising transactions quickly and efficiently at a massive scale. Our platform delivers on average over 10 billion recommendations daily, in 20 languages, and in the fourth quarter of 2020 we powered an average of over 100,000 ad campaigns per day. We designed our platform using a microservices-based architecture, which enables the rapid deployment of new features with high availability, reliability, and redundancy.
Our platform consists of the following key technology components:
•
Infrastructure.   To support our business needs, we operate our own proprietary cloud infrastructure. Our global infrastructure includes over 7,000 servers, with storage capacity exceeding several petabytes. Our servers are located in three third-party data centers, on a co-location basis, in Secaucus, NJ, Sacramento, CA, and Chicago, IL. Each of our data centers is operated by a different vendor, in order to minimize the impact of any outage on our platform. While all three data centers actively serve recommendations to users, we are able to serve all of our traffic from two of the three data centers if needed. We utilize a global content delivery network (CDN), and dynamic acceleration, for additional performance optimization and redundancy.

Our infrastructure is designed such that we do not have any known single point of failure at any level. Within each data center, we have load-balanced servers on each layer of the system, so that a failure in one server or component will not impact performance or availability. Some of these clusters are dedicated to handling incoming traffic and delivering content, including web servers, caches and real-time database applications. Other clusters are devoted to the data analytics and algorithm modeling involved in creating content recommendations. The design also includes load balancers, firewalls and routers that connect the components and provide connections to the Internet. In particular, we use software specifically designed for processing large data sets to provide real-time data analysis, the results of which are then fed back to refresh and improve our recommendation algorithms.
We monitor our system using several tools, both internal and external, to gauge our uptime and performance. We also use multiple layered security controls to protect our recommendation engine and our data assets, including software-based access controls for our source code and production systems, segregated networks for different components of our production systems and centralized production systems management. We believe that the failure of any individual component will not affect the overall availability of our platform, having maintained an uptime of 99.9% from 2018-2020.

•
Data.   One of the key benefits of our platform is the management, analysis, and structuring of valuable user engagement and advertising data.

◦
Our data scale:   We gather over 1 billion data events per minute delivering over 10 billion recommendations per day. On average, we collect in excess of 50 terabytes of data per day consisting of contextual signals, advertiser data, and user engagement data (typically clicks on recommendations). We leverage our data to improve our algorithms and prediction capabilities.

◦
Our automated content index:   To operate our platform, we have created our automated content index, comprising over 2 billion content elements. Our technology automatically classifies and analyzes content at a rate of over 1,500,000 pages a day in 20 different languages. We index content through RSS feeds and JavaScript triggers to continuously identify new content and changes to existing content. Our automated index deconstructs content into base elements including titles, images and topics in order to recombine the elements into targeting data and formatted recommendations and ads.

•
Artificial Intelligence and Machine Learning.   Our proprietary artificial intelligence and machine learning capabilities enable us to harness the vast volume of data we collect in order to effectively match users to relevant content and ads based on our content index. Our algorithms make over 1,000 click predictions, on average, before selecting each recommendation to present to a user. In the second half of 2020, CTR for ads on our platform improved 25% on a year to year basis.

Our Data Flywheel
Sales and Marketing
We focus our sales and marketing efforts on supporting, advising, and training our partners and advertisers, helping them optimize their use of our platform. We employ in-market sales teams across our markets, helping us attract premium digital media owners and advertisers to our platform. In addition, we have developed and currently utilize online acquisition channels to attract new advertisers, who we are able to onboard and serve in an automated manner, using self-serve tools and technologies.
Our sales teams educate prospective media owners, partners, and advertisers on the use, technical capabilities, and benefits of our platform. Our dedicated teams work with potential customers through the entire sale cycle, from initial contact to contract execution and implementation. Throughout the process, our teams provide guidance as to how our platform can optimize the value of a media partner’s audience or how an advertiser can reach relevant users. Additionally, following contract execution and implementation, our account management teams guide media partners on how additional platform deployment and optimizations can deliver incremental monetization. We engage advertisers and their agencies in order to educate them on how to increase reach and ROAS using our solutions.

Our marketing team is focused on delivering strategies that drive efficient new partner and advertiser acquisition, enhancing our position as key industry thought leaders, supporting our sales teams, and increasing awareness of our brand.
Our Employees
Much of our success can be directly attributed to our global team of technology, business, and data science experts who work out of our 18 locations worldwide. Outbrain comprises a diverse, intelligent and driven group of individuals who are passionate and excited to be leading the way in which users discover things online.
Our culture and team are the most important asset in building and expanding our business. Our team identifies new problems to solve, builds solutions, optimizes and extends our infrastructure, and acquires and serves customers. We believe that strong and diverse teams deepen customer relationships, promote innovation, and increase productivity. Our Culture Manifesto, available publicly on the Outbrain website, is one of many important expressions of the values and principles that reflect how we behave, collectively and individually.
Our people strategy revolves around creating employee experiences. We strive to foster deep employee engagement built upon personal development and achievement that is supported by continuous feedback, learning, and team building. As we continue growing our team, and become more diverse culturally and geographically, we want to make sure we retain a shared mission among the people that become part of our company. In particular, there are certain characteristics that we seek out in our employees:
•
Intelligent and productive.   There are many great attributes companies can seek in the candidates they hire—academic degrees, deep industry expertise, hands-on work experience, etc. While these attributes are an important part of our screening process, we seek, above all else, a combination of smarts and a “get stuff done” attitude.

•
Collaborative.   We love hiring and nurturing professionals who are great at their craft. At the same time, we are cognizant that we are ultimately playing a team sport and we therefore look for people who strive to be amazing team players. A self-described “Superstar” or “Ninja” focused on personal status is not likely to fit our team, even if they might be very good at their profession.

•
Passionate.   People who have a passion for something typically have that spark in their eyes when they engage in the work they love. They bring their best self to work, possess the desire to improve and learn, and focus on opportunities rather than obstacles. Through their passion, they set the tone for the rest of the team and become excellent examples for everyone to follow.

We also strive to make Outbrain diverse at all levels of the company, and in all types of jobs. Our priority is to always hire and promote people based on qualifications and merit, and we believe that this approach does not conflict with the objectives of inclusion and empowerment. Our team consists of people from many different nationalities and cultures with different perspectives, opinions and ideas which we believe is undeniably powerful and ultimately drives shareholder value.
As of March 31, 2021, we had 863 employees and contractors, 54% of whom were male and 46% of whom were female. 41.4% of our workforce is located in Israel, 17.3% is located in the United States, and the remaining 41.3% is located in our other global offices.
Intellectual Property
The protection of our technology and intellectual property is an important component of our success. We protect our intellectual property rights by relying on federal and state statutory and common law rights, foreign laws where applicable, and contractual restrictions. We seek to control access to our proprietary technology by entering into non-disclosure agreements with third parties and disclosure and invention assignment agreements with our employees and contractors.
We consider our trademarks, patents, copyrights, trade secrets, and other intellectual property rights to be, in the aggregate, material to our business. In addition to our intellectual property rights, we also consider the skills and ingenuity of our employees and the functionality and frequent enhancements to our solutions to be contributors to our success. We believe our platform would be difficult, time consuming, and costly to replicate. We protect our competitive technology position through innovation and by continually developing new intellectual property.
Outbrain has built an extensive intellectual property portfolio to date. This portfolio includes 17 granted U.S. utility patents, 34 granted U.S. design patents and nine European registered community designs.
Regulatory Environment
We are subject to privacy laws and regulations governing the collection, use, and sharing of consumer data. Interest-based advertising, or the use of data to draw inferences about a consumer’s interests and deliver relevant advertising to that consumer, has come under increasing scrutiny by legislative bodies, regulatory bodies, self-regulatory bodies, privacy advocates, and academics in the United States and abroad. In particular, much of this scrutiny has focused on the use of cookies and other tracking technologies that collect or aggregate information regarding consumers’ online browsing and mobile app activity. Because both our company and our media partners and advertisers rely upon large volumes of such data collected primarily through cookies and other tracking technologies it is essential that we monitor legal requirements and other developments in this area, both domestically and globally, maintain a robust privacy and security compliance program, and engage in responsible privacy practices, including providing consumers with notice of the types of data we collect, how we collect it, with whom we share it, how we use that data to provide our solutions, and the applicable choices we offer consumers. We provide notice through our privacy policies and notices, which can be found on our website.
We typically collect IP addresses and device identifiers that are considered to be personal data or personal information under the privacy laws of some jurisdictions or otherwise may be the subject of current or future data privacy legislation or regulation. The definition of personally identifiable information, personal information, or personal data varies by jurisdiction and continues to evolve in ways that may require us to adapt our practices to comply with laws and regulations related to the collection, storage, use, and sharing of consumer data. As a result, our technology platform and business practices must be assessed regularly against a continuously evolving legal, regulatory, and technology landscape.
A growing set of privacy regulations have introduced complexity regarding the collection, use, and transmission of consumer data to the digital advertising ecosystem. We have implemented a number of technology innovations, process enhancements, and industry solutions in response to increased obligations, including adopting the advertising industry’s technical and policy solutions that form compliance standards. Some of the specific measures we have taken include:
•
User Consent.   Working with our media partners to ensure appropriate consent is being obtained, recorded, and transmitted as applicable. Specifically, through the TCF and other frameworks, we can identify, receive and pass user consent parameters.

•
Increased Data Transparency.   Creating an infographic accessible to all consumers to provide insight into Outbrain’s inferences about individual interests and preferences.

•
Data Minimization.   Establishing mechanisms to collect only the data that is needed and converting it to pseudonymized data wherever possible.

•
Data Retention.   Implementing data retention periods across our technology platform so that we delete, aggregate, or anonymize consumer data per best practices.

•
Partner Agreements.   Monitoring and updating our agreements with our partners, as applicable, to address privacy and regulatory compliance.

We may use various third-party service providers to help us market or advertise. We require that these third parties agree to comply with all applicable data privacy and security laws and regulations, keep all shared information confidential, and use the information only to perform their obligations. We do this by entering into agreements with all third parties who process personal data on our behalf.
There are also a number of specific laws and regulations governing the collection and use of certain types of consumer data relevant to our business. For example, the Children’s Online Privacy Protection Act

(COPPA) imposes restrictions on the collection and use of data provided by children under the age of 13 by child-directed websites or online services. We do not market to media partners that market to children, and contractually prohibit the use of our technology on websites targeting children.
Additionally, compliance with our privacy policy, privacy notices and our general consumer data privacy and security practices are subject to review by the Federal Trade Commission, which may bring enforcement actions to challenge allegedly unfair and deceptive trade practices, including the violation of privacy policies and misrepresentations or material omissions therein.
Certain State Attorneys General in the United States may also bring enforcement actions based on applicable state laws or federal laws that permit state-level enforcement. In California, for example, the Attorney General may bring enforcement actions for violations of the CCPA. We have registered as a data broker in California with the California Attorney General. When we receive an opt-out signal, we will not share the personal data that corresponds to such signal with our trusted partners. We are able to honor signals from the IAB CCPA Compliance Framework, which includes a technical specification to identify consumer signals to opt-out of the transfer of their data. These IAB frameworks are designed to facilitate compliance with the CCPA, although the California Attorney General’s office has not yet approved such frameworks. The CCPA sets forth high potential liabilities for violations of the act where businesses may be fined up to $2,500 for each violation and up to $7,500 for each intentional violation.
Adding further complexity to the legal and regulatory landscape in the United States are the CPRA, which amends the CCPA, and the recently enacted CDPA. Both the CPRA and CDPA will take effect in January 2023. The CPRA will impose additional data protection obligations on companies subject to the CPRA, including providing additional consumer rights and limiting the use and processing of personal data including sensitive data. In addition, the CPRA explicitly requires businesses to provide consumers with the right to opt-out of the sharing of personal data with third parties for cross-context behavioral advertising. The CDPA, similar to the CCPA and CPRA, provides various consumer rights to Virginia residents concerning the processing of their personal data by businesses subject to the CDPA. The CDPA imposes additional obligations on businesses, including the requirements to obtain consent to process sensitive data, to implement and maintain reasonable security requirements, and to conduct and document data protection assessments concerning the processing of personal data for purposes of targeted advertising. Under the CDPA, similar to the CPRA, businesses must provide consumers with the right to opt-out of the processing of their personal data for targeted advertising. The Virginia Attorney General may bring an action and seek an injunction to restrain any violations, with civil penalties of up to $7,500 for each violation. The industry faces an uncertain compliance burden as we and our partners work to become compliant with these laws.
Outside of the United States, our privacy and data practices are subject to regulation by data protection authorities and other regulators in the countries in which we do business. The use and transfer of personal data in member states of the European Union is currently governed under the GDPR, which grants additional data protection rights to consumers, such as deletion and portability, and generally prohibits the transfer of personal data of EU subjects outside of the EU, unless the party exporting the data from the EU implements a compliance mechanism designed to ensure that the receiving party will adequately protect such data. The GDPR sets out higher potential liabilities for certain data protection violations, which may result in fines up to the greater of €20 million or 4% of an enterprise’s global annual revenue. Despite GDPR purportedly harmonizing data protection laws across the European Union, continuously evolving interpretation and enforcement by member states requires regular review of the legal and regulatory landscape.
We previously relied upon the EU-U.S. Privacy Shield framework (the “Privacy Shield framework”) to transfer personal data of EU subjects to the United States. The Privacy Shield framework was declared invalid by the CJEU on July 16, 2020, and in the same judgement, while the CJEU upheld the adequacy of the standard contractual clauses, a standard form of contract approved by the European Commission as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield framework, both of which were used by Outbrain, it made clear that reliance on the standard contractual clauses alone may not necessarily be sufficient in all circumstances and cast doubt on their future use. The use of standard contractual clauses for the transfer of personal data specifically to the United States remains under review by a number of European data protection supervisory authorities.

Furthermore, the EU is currently in discussions to replace the ePrivacy Directive (commonly called the “Cookie Directive”) with the ePrivacy Regulation that governs the use of technologies that collect, access, and store consumer information and may create additional compliance burdens for us in Europe.
Other states in the United States have proposed consumer data privacy bills similar to the CCPA, CPRA, and CDPA. Further, other jurisdictions have proposed or enacted legislation that closely track the concepts, obligations, and consumer rights described in the GDPR, including Brazil’s General Data Protection Law and Singapore’s Personal Data Protection Act 2020. The laws that have passed are being enforced by local authorities. The enactment of new proposed laws is gaining momentum and adds additional complexity to our and our partners’ compliance programs.
Beyond laws and regulations, we are also members of self-regulatory bodies that impose additional requirements related to the collection, use, and disclosure of consumer data. We are members in good standing of the Network Advertising Initiative (“NAI”), an association dedicated to responsible data collection and its use for digital advertising. We adhere to the NAI Code of Conduct for Web and Mobile, along with the IAB Self-Regulatory Principles for Online Behavioral Advertising, and the IAB Europe OBA Framework. We are also JICWEBS DTSG Brand Safety Certified. We are members of, and adhere to, the Self-Regulatory Principles set forth by the Digital Advertising Alliance and the European Interactive Digital Advertising Alliance.
Under the requirements of these self-regulatory bodies, in addition to other compliance obligations, we provide consumers with notice via our privacy policies about our use of cookies and other tracking technologies to collect consumer data, our use of consumer data to deliver interest-based ads, and consumers’ opt-out choices. We also allow consumers to opt-out from the use of data we collect for purposes of interest-based advertising through mechanisms described in our privacy policies available on our website. Some of these self-regulatory bodies have the ability to review or sanction members or participants, which could result in penalties and cause reputational harm. Additionally, some of these bodies might refer violations of their requirements to the Federal Trade Commission or other regulators.
Security
Being a trusted partner is a key value for us and, as such, cyber security is an ongoing commitment. Our dedicated cyber security team ensures that we follow industry best practices and standards including, but not limited to, ISO 27001, Cloud Security Alliance Star level 1, and PCI-DSS SAQ A-EP, SOC 2 data centers.
Our products are designed with security and privacy at the forefront. We maintain tight controls over the personal data we collect, retaining it in firewalled and secured databases with strictly limited and controlled access rights, to ensure it is secure while utilizing advanced monitoring over our environment. All traffic to and between our data centers is encrypted, along with all sensitive configurations, while our users and customers have their passwords hashed.
Secure advertising is a building block of user trust. In order to provide secure ads we integrated an advanced industry leading third-party technology to scan live ads looking for potential security violations either in the ads themselves or on the pages to which they directly link. Combined with internally developed capabilities and our content review process we are tackling both malicious ads and the bad actors behind them.
We constantly strive to understand what we have yet to discover by running an exhaustive security testing framework, including scanning all internal and external assets for vulnerabilities, utilizing multiple third-party security testing teams every year, and running a bug bounty program with more than 300 security researchers.
Providing a clean, non-fraudulent premium network for publishers, advertisers and consumers is a top priority at Outbrain. Our dedicated anti-fraud team monitors our platform to identify and investigate unusual web traffic patterns. We detect, block and prevent fraudulent web traffic by using both internal and external third-party Trustworthy Accountability Group (“TAG”) Anti-Fraud certified solutions. As a TAG-verified member since 2018 we are adopting the Media Rating Council Invalid Traffic Detection and Filtration Standards in our efforts and fraud detection technological ecosystem.

Facilities
Our corporate headquarters are located in New York, New York, where we lease approximately 22,300 square feet of office space pursuant to a lease agreement executed in July 2021 and expiring in October 2027.
Since 2007, we have maintained a presence in Netanya, Israel, which is overseen by one of our founders, where we occupy space consisting of approximately 44,000 square feet under a lease that expires in 2023. We use this facility primarily for technology and development, and, to a lesser extent, for general administration and sales and marketing. We maintain a regional office in London for general administration and sales and marketing. We also have sales offices in several locations, including Amsterdam, Brussels, Chicago, Cologne, Ljubljana, Madrid, Milan, Mumbai, Munich, Paris, San Francisco, Sao Paulo, Singapore, Sydney, and Tokyo.
We believe that our current facilities are adequate to meet our needs for the immediate future, and that, should it be needed, suitable additional space will be available to accommodate any expansion of our operations.
Legal Proceedings
From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. We are not a party to any legal proceeding that, if determined adversely to us, would have a material adverse effect on our business, operating results, financial condition, or cash flows. However, regardless of outcome, litigation can have adverse impacts on us such as defense and settlement costs, diversion of management resources, negative publicity, reputational harm, and other factors.

Management
Executive Officers and Directors
The following table sets forth the name, age and position of each of our executive officers and directors as of the date of this prospectus:
Name	Age	Position
Executive officers
Yaron Galai	50	Co-Founder, Co-Chief Executive Officer and Chairman of the Board
David Kostman	56	Co-Chief Executive Officer and Director
Ori Lahav	50	Co-Founder, Chief Technology Officer and General Manager, Israel
Elise Garofalo	48	Chief Financial Officer
Directors
Shlomo Dovrat(1)(3)(4)	62	Director
Jonathan (Yoni) Cheifetz(1)(3)(4)	61	Director
Dominique Vidal(2)(4)	56	Director
Arne Wolter(3)(4)	46	Director
Yoseph (Yossi) Sela(1)(2)(4)	69	Director

(1)
Member of our audit committee.

(2)
Member of our compensation committee.

(3)
Member of our nominating and corporate governance committee.

(4)
Independent director under the Nasdaq requirements.

Executive Officers
Yaron Galai co-founded Outbrain Inc. in 2006 and has served as our Chief Executive Officer since inception in 2006 and then as Co-Chief Executive Officer since 2017. Mr. Galai was the co-founder of Quigo Technologies, Inc., a provider of performance based marketing solutions for advertisers and premium publishers, and served as its Chief Executive Officer from 2000 to 2003 and as its Senior Vice President from 2003 until it was acquired by AOL Time Warner in December 2007. Since February 2020, Mr. Galai has served as executive chairman of Listory Corp. and previously served on the board of HopStop.com, Inc., until its acquisition by Apple Inc. Mr. Galai studied industrial design at the Holon Institute of Technology in Holon, Israel. Mr. Galai is a Lieutenant Commander Officer (reserve) in the Israel Navy.
Mr. Galai was selected to serve as chairman of our board of directors because of his extensive experience working with publishers and in the Internet advertising industry, and the unique perspective that he brings as our co-founder and co-Chief Executive Officer.
David Kostman has served as a director of our company since July 2014 and as our Co-Chief Executive Officer since November 2017. Mr. Kostman also serves as the chairman of the board of NICE Ltd. (Nasdaq: NICE) since February 2013, serves as director of ironSource Ltd. (‘‘iron Source’’) (NYSE: IS), and has served as a director of NICE Ltd. since 2001 (with the exception of the period between June 2007 and July 2008). Additionally, Mr. Kostman is currently a director of privately held TIVIT S.A. Mr. Kostman also is the Chairman of the Board of the American Friends of NATAL, Israel Trauma and Resiliency Center, a non-profit assisting individuals with traumatic events. Previously he served on the board of directors of Nasdaq-listed Retalix Ltd and of several other private companies. From 2006 until 2008, Mr. Kostman was a Managing Director in the investment banking division of Lehman Brothers, where he worked from 1994 to 2000, heading the Global Internet Group. From April 2003 until July 2006, Mr. Kostman was Chief Operating Officer and then Chief Executive Officer of Delta Galil USA Inc., a subsidiary of publicly traded Delta Galil Industries Ltd. From 2000 until 2002, Mr. Kostman was President of the International

Division and then Chief Operating Officer of Nasdaq-listed Verticalnet Inc. Mr. Kostman holds a BA in Law from Tel Aviv University and an MBA from INSEAD.
Mr. Kostman was selected to serve on our board of directors because of his extensive experience serving on the boards of public companies in the technology and Internet industries, and his knowledge and expertise in our industry and his role as co-Chief Executive Officer.
Ori Lahav co-founded Outbrain Inc. in 2006 and has served as our Chief Technology Officer since May 2017 and as the General Manager, Israel since 2006. He is a practical engineer from the Rupin Academic Center as well as a Lieutenant Commander Officer (reserve) in the Israel Navy. Prior to co-founding Outbrain Inc., Mr. Lahav led the R&D groups in Search and Classification at Shopping.com, which was acquired by eBay, Inc . Mr. Lahav also previously led the Video Streaming Server Group at technology company Vsoft Corporation.
Elise Garofalo has served as our Chief Financial Officer since April 2014. From February 2010 to April 2014, Ms. Garofalo served as Senior Vice President, Treasurer and Investor Relations at Revlon, Inc. Prior to that, Ms. Garofalo held various senior financial roles at Trinsum Group, Inc. and GrafTech International Ltd. (NYSE: GTI). Ms. Garofalo is a CPA and previously worked at KPMG LLP. Ms. Garofalo holds a BS in Accounting from the University of Connecticut School of Business and an MBA from Vanderbilt University.
Directors
Shlomo Dovrat has served as a director of our company since 2009. Mr. Dovrat is a co-founder of the Viola Group, a technology investment group, and co-founder and General Partner of Viola Ventures, a venture capital firm, both of which were founded in 2000. Mr. Dovrat currently serves as a member of the board of directors of ironSource, ProteanTecs Ltd., Worthy, Inc., Cellwize Wireless Technologies Pte. Ltd. and other early stage technology companies. Mr. Dovrat served as Chairman of ECI Telecom Ltd from 2002 to 2007. Prior to founding Viola, Mr. Dovrat founded and served as Chief Executive Officer of Oshap Technologies Ltd and Tecnomatix Technologies, Ltd., Israeli technology companies that were traded on Nasdaq and subsequently sold in 1998 and 2005, respectively. Mr. Dovrat has been and continues to be active in various NGOs and serves as the Chairman of the Aaron Institute for Economic Policy and as chairman of “Pnima,” an Israeli social movement. Mr. Dovrat served as the Chairman of the Israel Democracy Institute from 2008 to 2012 and as the Chairman of the National Taskforce for the Advancement of Education in Israel from 2003 to 2005.
Mr. Dovrat was selected to serve on our board of directors because of his extensive financial and operational expertise, his extensive experience in the venture capital industry and his knowledge of high-growth technology companies, and because of his perspective as the representative of a significant stockholder.
Jonathan (Yoni) Cheifetz has served as a director of our company since 2008. Mr. Cheifetz has served as a Partner at Lightspeed Venture Partners, a venture capital firm, since June 2006, where he focuses on investment activity in Israel in areas of interest, including the Internet, media, mobile, communications, software, semiconductors and cleantech. Prior to joining Lightspeed Venture Partners, Mr. Cheifetz was a partner with Star Ventures from 2003 to 2006. Before joining Star Ventures, Mr. Cheifetz co-founded several privately held software companies. Mr. Cheifetz serves as a director of Alooma, Inc., At-Bay, Inc., BlueVine Inc., Cato Networks Ltd., Epsagon Ltd., FeeX Inc., Personetics Technologies Ltd., Scodix Ltd., SolarEdge Technologies Inc. (Nasdaq: SEDG), Teads SA, Theranica Bio-Electronics Ltd., Ultima Genomics, Inc, and El-Mul Technologies, Ltd.. Mr. Cheifetz holds a BS in Applied Mathematics and Computer Science from the Tel Aviv University and an M.Sc. in Computer Science and Applied Mathematics from the Weizmann Institute of Science.
Mr. Cheifetz was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of high-growth technology companies, and because of his perspective as the representative of a significant stockholder.
Dominique Vidal has served as a director of our company since 2012. From September 2007 to July 2019, Mr. Vidal served as a Partner of Index Ventures (UK) LLP (formerly Index Venture Management LLP), a venture capital advisory firm which provides advice to Index Ventures. He retired in July 2019.

Mr. Vidal serves on the board of directors of several private companies in the technology sector. Prior to joining Index Ventures (UK) LLP, Mr. Vidal was the Managing Director of Yahoo! Europe Ltd. from 2004 to 2007. Mr. Vidal holds a BS in Engineering from École Supérieure d’Electricité, or Supelec, in Gif-Sur—Yvette, France.
Mr. Vidal was selected to serve on our board because of his strong financial and operational expertise in the Internet sector generally and the Internet display and advertising industries specifically.
Arne Wolter has served as a director of our company since April 2019. Mr. Wolter was Chief Digital Officer at G+J from October 2015 until April 2021 and was in charge of G+J’s digital business and further digital transformation. He served as Chief Executive Officer of Ligatus from September 2008 until May 2019. Mr. Wolter also served as Chairman of the Supervisory Board of trnd AG from July 2014 until June 2016. Mr. Wolter holds an MBA from the University of Rhode Island and a joint master’s degree in civil engineering and business administration from Technische Universität Braunschweig, in Germany.
Mr. Wolter was selected to serve on our board of directors because of extensive experience with publishers.
Yoseph (Yossi) Sela has served as a director of our company since 2013. Mr. Sela has been with Gemini Israel Ventures, a venture capital fund, since January 1993 and Managing Partner since 1999 and the Chairman of Bridges Israel, an impact investment fund, since March 2018. Mr. Sela currently serves on the board of directors of JFrog Ltd. (Nasdaq: FROG), along with several privately held companies. He holds a BS in Electrical Engineering from the Technion—Israel Institute of Technology, Israel and an MBA from Tel Aviv University, Israel.
Mr. Sela was selected to serve on our board of directors because of his extensive experience in the venture capital industry and his knowledge of high-growth technology companies, and because of his perspective as the representative of a significant stockholder.
Board Composition
Our business affairs are managed under the direction of our board of directors. The number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and bylaws that will become effective upon the closing of this offering.
Upon the closing of this offering, our board of directors will consist of seven directors, five of whom will qualify as “independent” under the Nasdaq listing standards. Immediately prior to this offering, our board of directors will be divided into three staggered classes of directors. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose terms are then expiring. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during the year 2022 for the Class I directors, 2023 for the Class II directors and 2024 for the Class III directors.
•
Our Class I directors will be Dominique Vidal and Jonathan (Yoni) Cheifetz

•
Our Class II directors will be Yoseph (Yossi) Sela and Arne Wolter

•
Our Class III directors will be David Kostman, Shlomo Dovrat and Yaron Galai

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. See “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.
Our amended and restated certificate of incorporation and bylaws will provide that the number of our directors shall be fixed from time to time by a resolution of our board of directors.
Each of our executive officers serves at the discretion of our board of directors and holds office until his or her successor is duly appointed and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Director Independence
Under the rules of the Nasdaq, independent directors must comprise a majority of a listed company’s board of directors. In addition, the rules of the Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees must be independent. Under the rules of the Nasdaq, a director is independent only if our board of directors makes an affirmative determination that the director has no material relationship with the company. Although the Nasdaq permits certain phase-ins with respect to board and committee independence requirements following the completion of an initial public offering for compliance with these independence requirements, we will comply with all of them immediately following the listing of our common stock in connection with this offering.
Prior to this offering, our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that Shlomo Dovrat, Jonathan (Yoni) Cheifetz, Dominique Vidal, Arne Wolter, and Yoseph (Yossi) Sela do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”
Board Committees
Our board of directors has the authority to appoint committees to perform certain management and administration functions. Upon the closing of this offering, our board of directors will have an audit committee, a compensation committee, and a nominating and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by the board of directors.
Audit Committee
Our audit committee oversees our accounting and financial reporting process and the audit of our financial statements and assists our board of directors in monitoring our financial systems and our legal and regulatory compliance. Our audit committee is responsible for, among other things:
•
appointing, compensating and overseeing the work of our independent auditors, including resolving disagreements between management and the independent registered public accounting firm regarding financial reporting;

•
approving engagements of the independent registered public accounting firm to render any audit or permissible non-audit services;

•
reviewing the qualifications and independence of the independent registered public accounting firm;

•
reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•
reviewing the adequacy and effectiveness of our internal control over financial reporting;

•
establishing procedures for the receipt, retention and treatment of accounting and auditing related complaints and concerns;

•
preparing the audit committee report required by the SEC rules to be included in our annual proxy statement; and

•
reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports.

Upon the closing of this offering, our audit committee shall consist of Shlomo Dovrat, Jonathan (Yoni) Cheifetz and Yoseph (Yossi) Sela, with Shlomo Dovrat serving as the committee’s chairperson. Each member of the committee is “independent” as defined under the Nasdaq listing standards and Rule 10A-3(b)(1) of the Exchange Act. Each member of the audit committee will meet the requirements for financial literacy under the applicable rules and regulations of the SEC and the Nasdaq. In addition, our board of directors has determined that Shlomo Dovrat is an audit committee financial expert within the meaning of Item 407(d) of Regulation S-K under the Securities Act of 1933, as amended, or the Securities Act. Our audit committee operates under a written charter that satisfies the applicable standards of the SEC and the Nasdaq.
Compensation Committee
Our compensation committee oversees our compensation policies, plans and programs.   Our compensation committee charter provides that our compensation committee has responsibility for, among other things:
•
reviewing and recommending policies, plans and programs relating to the compensation and benefits of our directors, officers and employees;

•
reviewing and recommending compensation and the corporate goals and objectives relevant to the compensation of our Co-Chief Executive Officers;

•
reviewing and approving compensation and corporate goals and objectives relevant to compensation for executive officers other than our Chief Executive Officer;

•
evaluating the performance of our Chief Executive Officer and other executive officers in light of established goals and objectives; and

•
administering our equity compensations plans for our employees and directors.

Upon the closing of this offering, our compensation committee shall consist of Yoseph (Yossi) Sela and Dominique Vidal, with Yoseph (Yossi) Sela serving as the committee’s chairperson. Our board of directors has considered the independence and other characteristics of each member of our compensation committee. Compensation committee members must satisfy the Nasdaq independence requirements and additional independence criteria set forth under Rule 10C-1 of the Exchange Act, or Rule 10C-1. In order to be considered independent for purposes of Rule 10C-1, our board of directors must consider whether the director has accepted, other than in his or her capacity as a member of the board, consulting, advisory or other fees from us or whether he or she is an affiliated person of us. Each of the members of our compensation committee qualifies as an independent director pursuant to the Nasdaq rules and Rule 10C-1. Each member of our compensation committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act, or Rule 16b-3, and an outside director, as defined pursuant to Section 162(m) of the Code, or Section 162(m).
Nominating and Corporate Governance Committee
Our nominating and corporate governance committee oversees and assists our board of directors in reviewing and recommending corporate governance policies and nominees for election to our board of directors and its committees. Our nominating and corporate governance committee charter provides that our nominating and corporate governance committee has responsibility for, among other things:
•
evaluating and making recommendations regarding the organization and governance of our board of directors and its committees;

•
assessing the performance of board members and making recommendations regarding committee and chair assignments and the composition and size of our board of directors and its committees;

•
recommending desired qualifications for board and committee membership and conducting searches for potential members of our board of directors;

•
reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations;

•
reviewing succession planning for our executive officers and evaluating potential successors; and

•
reviewing and approving conflicts of interest of our directors and corporate officers.

Upon the closing of this offering, our nominating and corporate governance committee shall consist of Arne Wolter, Shlomo Dovrat and Jonathan (Yoni) Cheifetz, with Arne Wolter serving as the committee’s chairperson. Our board of directors has determined that each member of the committee is “independent” as defined under the Nasdaq listing standards.
Our board of directors may from time to time establish other committees.
Corporate Governance Guidelines and Code of Business Conduct and Ethics
We have adopted corporate governance guidelines and a code of business conduct and ethics that is applicable to all of our employees, officers and directors, including our chief executive and senior financial officers. The corporate governance guidelines and code of business conduct and ethics will be available on our website. We expect that any amendment to the guidelines or code, or any waivers of their requirements, will be disclosed on our website. The inclusion of our website in this prospectus does not include or incorporate by reference the information on our website into this prospectus.
Compensation Committee Interlocks and Insider Participation
None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.
Director Compensation
Historically, we have not compensated our directors for their board service.
In 2021, in connection with this offering, we will implement a compensation structure for our non-employee directors that will include a mix of cash retainer fees and equity awards including:
•
upon commencement of service on the board, a RSU award under our LTIP at a value of $250,000, vesting over a period of three years on a quarterly basis;

•
an annual RSU award of $175,000, which will vest over a period of three years on a quarterly basis;

•
an annual $40,000 cash retainer, with an additional $80,000 cash retainer payable to the board chairman;

•
an annual, additional $10,000 cash retainer payable to audit committee members, with an additional $10,000 cash retainer payable to the audit committee chairman;

•
an annual, additional $7,500 cash retainer payable to compensation committee members, with an additional $7,500 cash retainer payable to the compensation committee chairman; and

•
an annual, additional $3,000 cash retainer payable to nominating and corporate governance committee members, with an additional $3,500 cash retainer payable to the nominating and corporate governance committee chairman.

Executive Compensation
We are providing compensation disclosure that satisfies the requirements applicable to emerging growth companies, as defined in the JOBS Act.
Summary Compensation Table
As an emerging growth company, we have opted to comply with the executive compensation rules applicable to “smaller reporting companies,” as such term is defined under the Securities Act, which require compensation disclosure for our principal executive officer and our next two most highly-compensated executive officers other than our principal executive officer (collectively, the “named executive officers”). The table below sets forth the annual compensation awarded or paid to our named executive officers for the years ended December 31, 2020 and 2019.
Name and Principal Position	Year	Salary	Bonus(1)	Stock Awards(2)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	All Other Compensation(5)	Total
Yaron Galai	2020	$400,000	$515,775	$644,000	$678,000	$0	$4,275	$2,242,050
Co-Chief Executive Officer	2019	$400,000	$255,000	$0	$0	$0	$4,200	$659,200
David Kostman	2020	$400,000	$515,775	$966,000	$1,017,000	$2,058,500	$0	$4,957,275
Co-Chief Executive Officer	2019	$400,000	$255,000	$0	$0	$1,069,850	$0	$1,724,850
Elise Garofalo	2020	$400,000	$951,350	$483,000	$576,300	$0	$4,275	$2,414,925
Chief Financial Officer	2019	$400,000	$500,000	$0	$0	$0	$4,200	$904,200

(1)
The amounts listed in the Bonus column represent the amount of the annual bonus earned for the year listed for each of the named executive officers. Additionally, Ms. Garofalo earned and was paid retention and special bonuses in 2019 and 2020 with respect to a potential transaction that did not materialize and in consideration of modifications to Ms. Garofalo’s 2014 employment agreement, including to eliminate certain required severance benefits. Such amounts are also included in the amounts listed in the Bonus column for Ms. Garofalo.

(2)
These amounts represent the aggregate grant date fair value for restricted stock unit (“RSU”) awards granted in 2020 as computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718 (“ASC 718”). The vesting terms of the RSUs are described below in “Equity Compensation.”

(3)
These amounts represent the aggregate grant date fair value for option awards granted in 2020 as computed in accordance with ASC 718. A discussion of our methodology for determining grant date fair value may be found in Note 10 to our audited consolidated financial statements for the year ended December 31, 2020. Excluding the exercise price per the award agreement, the assumptions used in determining grant date fair value are as follows: risk free interest rate: 0.52%; expected dividend yield: 0%; expected term: 6.021 years; common stock fair value: $10.95; and expected volatility: 44.16%. The vesting terms of the options are described below in “Equity Compensation.”

(4)
Mr. Kostman’s 2017 employment agreement included a conditional long-term cash incentive plan from 2017 through the end of 2021. This incentive plan was terminated as of December 31, 2020, and amounts earned and accrued from 2017 through 2020 were subsequently paid in full. The amounts in the table indicate the portion of the overall amount that was earned under this long-term cash incentive plan for 2019 and 2020.

(5)
All other compensation includes the amount contributed to our tax qualified plan (401k) as a matching contribution available to all U.S. employees.

Narrative Disclosure to the Summary Compensation Table
Employment Agreements
We intend to enter into new employment agreements with each of our named executive officers prior to the effectiveness of the registration statement, as described below. These new employment agreements replace existing employment agreements.

Yaron Galai and David Kostman
The employment agreements for Mr. Galai and Mr. Kostman, our Co-Chief Executive Officers, will have annual base salaries of $400,000. Pursuant to the terms of the employment agreement, Mr. Galai and Mr. Kostman will be entitled to a target annual bonus equal to 80% of their base salary. In the event that Mr. Kostman remains employed through the earlier to occur of a change in control or public offering, he shall be entitled to a lump-sum transaction bonus equal to a minimum of $750,000.
Subject to the signing of a release and compliance with the terms of the employment agreements, in the event of a termination of the executive’s employment without cause or for good reason, the executive will be entitled to (i) “Severance Pay” equal to one-half of his annual base salary, (ii) a “Pro-Rata Bonus for Year of Termination” equal to the target annual bonus multiplied by a fraction, the numerator of which equals the number of days during the calendar year prior to the termination date and the denominator of which equals 365 (paid on the 60-day anniversary of the termination date), and (iii) twelve-months of subsidized COBRA premiums for health insurance, and (iv) an exercise period of any options that were granted prior to 2021 and that become vested prior to the date of termination until the earlier to occur of the 24-month anniversary of the date of termination and the end of the term of the options; and in the event of a termination of the executive’s employment without cause or for good reason during the period beginning three months prior to a change in control and ending 24-months after a change in control, the executive will be entitled to (i) “Severance Pay” equal to the sum of (a) his base salary plus (b) an amount equal to the target annual bonus, (ii) a “Pro-Rata Bonus for Year of Termination” as defined above, (iii) eighteen-months of subsidized COBRA premiums for health insurance, (iv) full vesting of all equity awards granted prior to 2021, and (v) an exercise period of any options that were granted prior to 2021 and that become vested as of the date of termination until the earlier to occur of the 24-month anniversary of the date of termination and the end of the term of the options.
Additionally, the executive agrees to provide six months of notice prior to a termination without good reason, and the Company agrees to provide six months of notice prior to a termination without cause. Following a termination without good reason, subject to the signing of a release and compliance with the terms of the employment agreements (including the restricted covenants), the executive will be entitled to exercise any stock options that were granted prior to 2021 and that became vested as of the date of termination until the earlier to occur of the end of the twelve-month restricted period for the restricted covenants described below or the end of the term of the option of a payment equal to the ‘‘Pro-Rata Bonus for the year of termination’’.
Finally, in the event of a termination due to death or disability, in addition to receiving any accrued benefits as of the date of such termination, the executive shall be entitled to a payment equal to the “Pro-Rata Bonus for the Year of Termination.”
Under the terms of the employment agreements, the executive will be subject to an ongoing confidentiality obligation, a twelve-month non-competition covenant, a twelve-month non-solicitation of our employees covenant (including former employees or consultants within the twelve-month period prior to the executive’s termination date), and a twelve-month non-solicitation of our customers covenant (including prospective customers within the twelve-month period prior to the executive’s termination date).
Elise Garofalo
The employment agreement for Ms. Garofalo, our Chief Financial Officer, will have an annual base salary of $400,000. Pursuant to the terms of her employment agreement, Ms. Garofalo will be entitled to a target annual bonus equal to 60% of her base salary. Ms. Garofalo will be entitled to 12 months’ subsidized COBRA premiums for health insurance upon her resignation or termination (other than for cause).
Additionally, in order to provide strong retention incentives to Ms. Garofalo, the Company agreed to provide the following benefits to Ms. Garofalo. In the event that she remains employed through the earlier to occur of a change in control or public offering, she shall be entitled to a lump-sum transaction bonus equal to a minimum of $250,000. In the event that she remains employed through the earliest to occur of the 12-month anniversary of a public offering, the 6-month anniversary of a change in control and June 30, 2022 (or if she is terminated without cause prior to such date), then, to the extent not previously satisfied, she shall be deemed to have satisfied the service-based vesting requirements with respect to 75% of her equity awards granted in 2020, and 75% of the stock options granted to her on September 30, 2014 that remain unvested shall become vested and exercisable. She also shall be entitled to a pro-rata bonus payment for the year in which she incurs a termination for any reason (other than cause). Finally, Ms. Garofalo will be entitled to exercise any stock options that were granted prior to the date of her agreement and that became vested prior to such termination until the earlier to occur of the end of the 36-month period following such termination or the end of the term of the option.
Ms. Garofalo’s employment agreement prohibits competition and solicitation of our employees, suppliers, vendors and customers during her employment and for 12 months thereafter. The agreement also provides for confidentiality of our information and assignment of inventions and intellectual property rights.
Bonus and Non-Equity Incentive Plan Compensation
In 2019 and 2020, our Co-Chief Executive Officers and Chief Financial Officer were eligible to earn a target annual cash bonus of 75% and 50% of their base salary, respectively. In 2019, for our Chief Executive Officers, 70% of such bonuses was tied to financial metrics including Revenue, Ex-TAC Gross Profit and Adjusted EBITDA, with the other 30% based on achievement of qualitative objectives set by the compensation committee. In 2019, our Chief Financial Officer’s bonus was 70% tied to the CEO performance and other financial metrics and 30% was tied to personal metrics. In 2020, our Co-Chief Executive Officers and Chief Financial Officer bonuses were 85% tied to financial metrics and 15% tied to personal qualitative metrics.
For 2021, our Co-Chief Executive Officers and Chief Financial Officer are eligible to earn a target annual cash bonus of 80% and 60% of their base salary, respectively, which will continue to be substantially tied to financial metrics.
Equity Compensation
We have made equity grants to the named executive officers pursuant to the 2007 Plan. The 2007 Plan is described in greater detail below in “Equity Compensation Plans.”
We have granted equity awards to certain employees, including the named executive officers, to recognize performance, to align equity participants with the interests of our stockholders and to retain top talent.
The named executive officers have historically been granted two types of equity awards, stock options and RSUs. The stock options entitle the named executive officer to purchase our shares after vesting at a price equal to the fair market value of a share on the date of grant. The options vest generally in installments over a four-year period following the date of grant. The specific amounts of options held by the named executive officers and any specific vesting terms are described below in “Outstanding Equity Awards at Fiscal Year-End.”
The RSUs entitle the named executive officer to one share for each RSU after vesting conditions have been satisfied. The vesting conditions for the RSUs require both that the employee satisfy service-based vesting over a four-year period following the date of grant and the occurrence of an event, either a change in control or the end of a lock-up period following an initial public offering within a certain period of time following vesting and any termination for such RSUs to become vested (or such earlier date as determined by the compensation committee). In the event that the named executive officer voluntarily resigns prior to satisfying the service-based vesting requirements, any RSUs that have not become vested will be forfeited. The service-based vesting of the RSUs are not accelerated on the IPO and will continue to vest to the extent not previously satisfied prior to the IPO over such four-year period following the date of grant. The specific amounts of the RSUs held by the named executive officers and any specific vesting terms are described below in “Outstanding Equity Awards at Fiscal Year-End.”
In December 2020, the Board granted various key personnel, including the named executive officers, RSUs subject to vesting as described above to align long-term incentives with our stockholders and to provide a strong incentive for the long-term retention of such key employees. In addition, senior executives, including named executive officers, received grants of stock options with an exercise price equal to the fair market value of a share on the date of grant subject to vesting as described above to incentivize such senior executives to create growth in the value of our company over a period of years while such options remain subject to vesting. The amount of such grants for the named executive officers are listed below in “Outstanding Equity Awards at Fiscal Year-End.”
No equity grants have been made to the named executive officers in 2019 or in 2021.
Outstanding Equity Awards at Fiscal Year-End
The following table sets forth certain information concerning unexercised options outstanding as of December 31, 2020, for each named executive officer. Pursuant to provisions in the 2007 Plan, the exercise price and number of shares subject to outstanding stock options were adjusted in connection with the 1-for-1.70 reverse stock split of our common stock effected on July 13, 2021. Accordingly, the share numbers and exercise prices shown in the table below reflect our named executive officers’ post reverse stock split holdings.
Name	Grant Date	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options un-exercisable	Equity incentive plan awards: number of securities underlying unexercised unearned options	Option exercise price	Option expiration date	Number of shares or units of stock that have not vested	Market value of shares or units of stock that have not vested	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(1)	Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested(2)
Yaron Galai	07/25/2011	294,118	—	—	$0.99	7/25/2021	—	—	—	$—
	09/30/2014		—	—	$—	—	—	—	45,956(3)	$503,125
	06/07/2017		—	—	$—	—	—	—	5,515(4)	$60,375
	12/24/2020		147,059(5)	—	$10.95	12/24/2030	—	—	—	$—
	12/24/2020		—	—	$—	—	—	—	58,824(6)	$644,000
David Kostman	11/13/2017		—	—	$—	—	—	—	588,235(7)	$6,440,000
	12/24/2020		220,588(5)	—	$10.95	12/24/2030	—	—	—	$—
	12/24/2020		—	—	$—	—	—	—	88,235(6)	$966,000
Elise Garofalo	09/30/2014	176,471(8)	29,412	—	$7.65	9/30/2024	—	—	—	$—
	09/30/2014		—	—	$—	—	—	—	39,829(9)	$436,046
	06/07/2017		—	—	$—	—	—	—	176,471(10)	$1,932,000
	06/07/2017		—	—	$—	—	—	—	4,902(11)	$53,671
	06/05/2018		—	—	$—	—	—	—	97,059 (12)	$1,062,600
	12/24/2020		125,000(13)	—	$10.95	12/24/2030	—	—	—	$—
	12/24/2020		—	—	$—	—	—	—	44,118(14)	$483,000

(1)
The RSUs listed in this table will become vested as described above in “Equity Compensation” unless otherwise noted in the footnotes to this table.

(2)
Fair market value of our common stock used to determine the value of the awards listed in the table is $10.95.

(3)
Represents 45,956 RSUs that remain unvested of the 147,059 originally granted on September 30, 2014. Such RSUs have fully satisfied their service-based vesting condition.

(4)
Represents 5,515 RSUs granted on June 7, 2017, all of which remain unvested. The service-based vesting condition has been satisfied with respect to 87.5% of the RSUs as of December 31, 2020 and, subject to continued employment through the applicable date, with approximately 2% satisfying such service-based condition monthly thereafter.

(5)
Represents an option to purchase shares of our common stock granted on December 24, 2020. The options listed in this table will become vested as described above in “Equity Compensation” unless otherwise noted.

(6)
Represents RSUs granted on December 24, 2020 all of which remain unvested. For the RSUs granted on December 24, 2020, in addition to an initial public offering and a change in control, a business combination with a special purpose acquisition company also constitutes a corporate event that will trigger vesting of RSUs for which the service-based vesting conditions have been satisfied.

(7)
Represents 588,235 RSUs granted on November 13, 2017, all of which remain unvested. The service-based vesting condition has been satisfied with respect to 79% of the RSUs as of December 31, 2020 and, subject to continued employment through the applicable date, with 2.1% satisfying such service-based condition monthly thereafter. This grant was made to Mr. Kostman on the start of his employment with us.

(8)
Represents an option to purchase 205,882 shares of our common stock granted on September 30, 2014. 176,471 shares underlying this option have vested. 29,412 shares underlying this option vest, subject to continued service, on the date of consummation of an initial public offering. As described above, in the event she remains employed through the earlier to occur of June 30, 2022 and the six-month anniversary of a change in control or if she incurs a termination without cause prior to such date, and such options have not yet vested as a result of the IPO, then she shall become vested on such date in 22,059 of the remaining 29,412 unvested options.

(9)
Represents 39,829 RSUs that remain unvested of the 147,059 originally granted on September 30, 2014. Such RSUs have fully satisfied their service-based vesting condition.

(10)
Represents 176,471 RSUs granted on June 7, 2017. Such RSUs have fully satisfied their service-based vesting condition.

(11)
Represents 4,902 RSUs granted on June 7, 2017, all of which remain unvested. The service-based vesting condition has been satisfied with respect to 87.5% of the RSUs as of December 31, 2020 and, subject to continued employment through the applicable date, with approximately 2% satisfying such service-based condition monthly thereafter.

(12)
Represents 97,059 RSU granted on June 5, 2018, all of which remain unvested. The service-based vesting condition has been satisfied with respect to 68.75% of the RSUs as of December 31, 2020, and, subject to continued employment through the applicable date, with 6.25% satisfying such service-based condition quarterly thereafter.

(13)
Represents 125,000 options granted on December 24, 2020, all of which remain unvested. As described above, if Ms. Garofalo remains employed through June 30, 2022, at the latest, she shall become vested in 75% of such options on June 30, 2022, and she shall continue to vest in the remaining 25% pursuant to the original vesting schedule.

(14)
Represents 44,118 RSUs granted on December 24, 2020, all of which remain unvested. As described above, if Ms. Garofalo remains employed through June 30, 2022, at the latest, she shall be deemed to have satisfied 75% of the service-based vesting requirements on June 30, 2022, and she shall continue to vest in the remaining 25% pursuant to the original vesting schedule. For the RSUs granted on December 24, 2020, in addition to an initial public offering and a change in control, a business combination with a special purpose acquisition company also constitutes a corporate event that will trigger vesting of RSUs for which the service-based vesting conditions have been satisfied.

Equity Compensation Plans
2007 Plan
Our 2007 Omnibus Securities and Incentive Plan, as amended and restated (our “2007 Plan”) became effective October 24, 2007 and was approved by our stockholders and amended and restated on January 21, 2009. Our 2007 Plan allows for the grant of distribution equivalent rights, incentive stock options, or ISOs, non-qualified stock options, performance share awards, performance unit awards, restricted stock awards, stock appreciation rights, or SARs, tandem stock appreciation rights, or tandem SARs, and unrestricted stock awards to our employees, officers, directors and consultants of ours and our affiliates.
Authorized Shares.   The maximum aggregate number of shares of our common stock that may be issued pursuant to awards under the 2007 Plan is 15,046,056 shares, however the maximum number of shares that may be subject to option or SAR awards granted to any one employee in any one calendar year is 294,118. As of June 30, 2021, 464,574 shares remained available for future issuance under the 2007 Plan. To the extent that any award under the 2007 Plan lapses, expires, is canceled, is terminated unexercised or ceases to be exercisable for any reason, or the rights of the award-holder terminate, the shares underlying such award will be available for new grants under the 2007 Plan. As of June 30, 2021, (i) options to purchase 4,781,382 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average exercise price of approximately $6.65 per share, (ii) RSUs covering 3,869,548 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average grant-date fair value of approximately $6.65 per share and (iii) SARs covering 3,391 shares of our common stock remained outstanding under our 2007 Plan at a weighted-average grant date fair value of approximately $7.65 per share.
Plan Administration.   The compensation committee currently administers our 2007 Plan. Subject to the provisions of our 2007 Plan, the compensation committee has the sole authority, in its discretion, to make all determinations under the 2007 Plan, including determining which employees, directors or consultants will receive an award, the time or times when an award will be made, what type of award will be granted, the terms and conditions of an award, the restrictions applicable to a RSA, and the number of shares of common stock that may be issued under an award.
Eligibility.   The 2007 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Israeli Income Tax Ordinance (New Version), 5721-1961 (the “Ordinance” and “102 Awards,” respectively), and Section 3(i) of the Ordinance and for awards granted to our and our affiliates’ United States employees or service providers, including those who are deemed to be residents of the United States for tax purposes, in compliance with Sections 422 and 409A of the Code..
Section 102 of the Ordinance allows employees, directors and officers who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares, options or certain other types of equity awards. Our non-employee service providers and controlling shareholders may only be granted options under section 3(i) of the Ordinance, which does not provide for similar tax benefits.
Options.   Stock options may be granted under our 2007 Plan. The exercise price per share of all options is determined by the compensation committee and may not be less than the fair market value per share of our common stock on the date of grant. The compensation committee determines the methods of payment of the exercise price of an option, which are set forth in the option agreement. After a holder’s termination of service, the holder generally may exercise his or her options, to the extent exercisable as of such date of termination, for 90 days after termination. If termination is due to death or disability, the option generally will remain exercisable, to the extent exercisable as of such date of termination, until the one-year anniversary of such termination. If termination is for cause, then an option automatically expires upon termination.
Restricted Stock.   Restricted stock may be granted under our 2007 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest, and the restrictions on such shares will lapse, in accordance with terms and conditions established by the compensation committee. Generally, upon a holder’s termination for any reason, any portion of a restricted stock award that is still subject to restrictions will be forfeited.
Unrestricted Stock.   Shares of common stock that are not subject to restrictions may be awarded or sold at a discount under our 2007 Plan.
Performance Unit Awards.   Performance unit awards may be granted under our 2007 Plan. Performance units give the holder the right to obtain a cash payment equal to the dollar value assigned to such unit if the holder satisfies the performance goals and objectives determined by the compensation committee.
Performance Share Awards.   Performance shares may be granted under our 2007 Plan. Performance shares entitle the holder to an award of common stock if the holder satisfies the performance goals and objectives determined by the compensation committee. The holder of performance shares has no rights as a stockholder until the holder receives the shares of common stock.
Distribution Equivalent Rights.   Distribution equivalent rights may be granted under our 2007 Plan. A distribution equivalent right entitles the holder to receive amounts equal to distributions that would have been made on a specified number of shares of common stock if the holder has actually held those shares. The compensation committee establishes the terms and conditions, if any, including whether the holder is to receive credits currently in cash, is to have such credits reinvested in additional shares of common stock or is to be entitled to choose among such alternatives. Distribution equivalent rights awards may be settled in cash or in shares of common stock.
SARs.   Ordinary SARs and tandem SARs may be granted under our 2007 Plan. Ordinary and tandem SARs entitle the holder to receive a payment in cash, shares of common stock or a combination of both, as determined by the compensation committee. The compensation committee may also grant ordinary or tandem SARs that provide the holder with the option to settle in cash or equity. Ordinary SARs follow the terms and conditions established by the compensation committee, including the base value, exercise period and any other requirements. Tandem SARs are granted at the same time as the related option, the exercise of which results in termination of the otherwise entitlement to purchase some or all of the shares of common stock under the related option. Tandem SARs must expire before or on the same date as the related option and the base value cannot be less than the exercise price of the related option, nor can the value of the payment exceed the difference between the exercise price of the related option and the fair market value of shares of common stock at the time of exercise.
Transferability or Assignability of Awards; Lock-Up.   Our 2007 Plan generally does not allow for the transfer or assignment of awards, other than by will or descent. Each award agreement provides for a lock-up covenant by the holder, pursuant to which the holder agrees not to offer, sell, pledge or otherwise dispose of, any of our common stock received pursuant to such award, to be effective for a period not to exceed one year, upon our request or the request of our principal underwriters in connection with an underwritten public offering of our common stock. However, awards other than ISOs may be transferred by gift to a family member. Generally only the holder of an award may exercise such an award during his or her lifetime.
Adjustments; Recapitalization.   In the event of a stock dividend or certain changes in our capitalization, the price per share of and the number and class of shares subject to outstanding options and other awards, as well as the aggregate number of shares available for issuance pursuant to awards under the 2007 Plan, will be proportionately and correspondingly adjusted.
Merger/Sale.   Our 2007 Plan provides that, in the event of a merger or sale, as defined under our 2007 Plan, each outstanding award may be assumed or substituted for an equivalent award by a successor corporation or its affiliate. In the event that awards are not assumed or substituted, then the compensation committee may (but is not obligated to) (1) provide the holders the right to exercise their outstanding and vested awards, including the cancellation of all unexercised awards upon the closing of the merger or sale or provide for another arrangement as the compensation committee may decide and/or (2) provide for the cancellation of each outstanding award in exchange for a cash payment to the holder.
Amendment and Termination.   Our board in its discretion may terminate the 2007 Plan at any time with respect to shares for which awards have not yet been granted. However, no termination of the 2007 Plan will materially impair the rights under outstanding awards without the holder’s consent. Our board may amend our 2007 Plan from time to time, but no change in any outstanding award may be made which will materially impair the rights under outstanding awards without the holder’s consent.
2021 Long-Term Incentive Plan
In connection with this offering, we will adopt the 2021 Long-Term Incentive Plan (“LTIP”) and will reserve 5,050,000 shares of common stock for issuance pursuant to the LTIP. The LTIP is intended to promote the long-term financial interest of our company and its subsidiaries, including the growth in value of our company’s equity and enhancement of long-term stockholder return. The LTIP provides for the grant of non-qualified and incentive stock options, full value awards, and cash incentive awards. The 2021 Plan provides for granting awards under various tax regimes, including, without limitation, in compliance with Section 102 of the Ordinance, and Section 3(i) of the Ordinance.
Plan Administration.   The LTIP will be administered by the compensation committee. The compensation committee selects the participants, the time or times of receipt of awards, the types of awards to be granted and the applicable terms, conditions, performance targets, restrictions and other provisions of such awards, to cancel or suspend awards and to accelerate the exercisability or vesting of any award under circumstances designated by it. The compensation committee may delegate all or any portion of its responsibilities or powers under the LTIP to persons selected by it. If the compensation committee does not exist or for any other reason determined by the board of directors, and to the extent not prohibited by applicable law or the applicable rules of any stock exchange, the board of directors may take any action under the LTIP that would otherwise be the responsibility of the compensation committee.
The LTIP contains an “evergreen” provision, which allows for an automatic annual increase in the number of shares of common stock available under the LTIP on the first day of each fiscal year, in an amount equal to 5% of the then-outstanding shares of common stock (the “Annual Increase”); provided, that the compensation committee may take action prior to such annual increase to lower the amount of such increase.
If an award of common stock is settled in cash, the total number of shares with respect to which such payment is made shall not be considered to have been delivered. However, (i) if shares covered by an award are used to satisfy the applicable tax withholding obligation, the number of shares held back by the company to satisfy such withholding obligation shall be considered to have been delivered; (ii) if the exercise price of any option granted under the LTIP is satisfied by tendering shares of common stock to us (including shares of common stock that would otherwise be distributable upon the exercise of the option), the number of shares of common stock tendered to satisfy such exercise price shall be considered to have been delivered; and (iii) if we repurchase shares of common stock with proceeds received from the exercise of an option issued under the LTIP, the total number of shares repurchased shall be deemed delivered.
The following additional limits apply to awards under the LTIP:
•
the maximum number of shares of common stock that may be delivered to participants with respect to incentive stock options shall be 5,050,000 shares of common stock; provided that the limitation provides for an automatic annual increase in the number of shares of common stock available for grant as incentive stock options on the first day of each fiscal year, in an amount equal to 5% of the total outstanding shares of common stock on the effective date of the LTIP.

The shares of common stock with respect to which awards may be made under the LTIP shall be:
•
shares currently authorized but unissued;

•
to the extent permitted by applicable law, currently held or acquired by the company as treasury shares, including shares purchased in the open market or in private transactions; or

•
shares purchased in the open market by a direct or indirect wholly-owned subsidiary of the company, and we may contribute to the subsidiary an amount sufficient to accomplish the purchase of the shares to be so acquired.

At the discretion of the compensation committee, an award under the LTIP may be settled in cash, shares of common stock, the granting of replacement awards, or a combination thereof; provided, however, that if a cash incentive award is settled in shares of common stock, it must satisfy the minimum vesting requirements related to full value awards.
The compensation committee may use shares of common stock available under the LTIP as the form of payment for compensation, grants or rights earned or due under any other compensation plans or arrangements of our company or a subsidiary, including the plans and arrangements of our company or a subsidiary assumed in business combinations.
In the event of a corporate transaction involving the company (including, without limitation, any share dividend, share split, extraordinary cash dividend, recapitalization, reorganization, merger, amalgamation, consolidation, share exchange, split-up, spin-off, sale of assets or subsidiaries, combination or exchange of shares), the compensation committee shall adjust outstanding awards to preserve the benefits or potential benefits of the awards. Action by the compensation committee may include:
•
adjustment of the number and kind of shares which may be delivered under the LTIP;

•
adjustment of the number and kind of shares subject to outstanding awards;

•
adjustment of the exercise price of outstanding options; and

•
any other adjustments that the compensation committee determines to be equitable, which may include, without limitation:

•
replacement of awards with other awards which the compensation committee determines have comparable value and which are based on stock of a company resulting from the transaction; and

•
cancellation of the award in return for cash payment of the current value of the award, determined as though the award is fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of common stock subject to the option at the time of the transaction over the exercise price.

Except as otherwise provided by the compensation committee, awards under the LTIP are not transferable except as designated by the participant by will or by the laws of descent and distribution.
If any benefits deliverable to a participant under the LTIP have not been delivered at the time of the participant’s death, such benefits shall be delivered to the designated beneficiary, in accordance with the provisions of any applicable award agreement and the LTIP. The designated beneficiary shall be the beneficiary or beneficiaries designated by the participant in a writing filed with the compensation committee in such form and at such time as the compensation committee shall require. If a deceased participant fails to designate a beneficiary, or if the designated beneficiary does not survive the participant, any rights that would have been exercisable by the participant and any benefits distributable to the participant shall be distributed to the legal representative of the estate of the participant. If a deceased participant designates a beneficiary and the designated beneficiary survives the participant but dies before the complete distribution of benefits to the designated beneficiary under the LTIP, then any benefits distributable to the designated beneficiary shall be distributed to the legal representative of the estate of the designated beneficiary.
Eligibility.   All employees and directors of, and consultants and other persons providing services to, the Company or any of its subsidiaries (or any parent or other related company, as determined by the compensation committee) are eligible to become participants in the LTIP, except that non-employees may not be granted incentive stock options.
Options.   The compensation committee may grant an incentive stock option or non-qualified stock option to purchase shares of common stock at an exercise price determined by the compensation committee. Each option shall be designated as an incentive stock option or non-qualified stock option when granted. An incentive stock option is a stock option intended to satisfy additional requirements required by federal tax rules in the United States as specified in the LTIP (and any incentive stock option granted that does not satisfy such requirements shall be treated as a non-qualified stock option).
Except as described below, the exercise price for an option shall not be less than the fair market value of a share of common stock at the time the option is granted; provided that the exercise price of an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in our company or a subsidiary shall not be less than 110% of the fair market value of a share of common stock at the time of grant. The exercise price of an option may not be decreased after the date of grant nor may an option be surrendered to the company as consideration for the grant of a replacement option with a lower exercise price, except as approved by our board or as adjusted for corporate transactions described above.
No option shall be surrendered to the company in consideration for a cash payment or grant of any other award if at the time of such surrender the exercise price of such option is greater than the then-current fair market value of a share of common stock, except as approved by our stockholders. In addition, the compensation committee may grant options with an exercise price less than the fair market value of the shares of common stock at the time of grant in replacement for awards under other plans assumed in connection with business combinations if the compensation committee determines that doing so is appropriate to preserve the benefit of the awards being replaced. No dividend equivalents may be granted under the LTIP with respect to any option.
The option shall be exercisable in accordance with the terms established by the compensation committee.
Except as otherwise determined by the compensation committee in its sole discretion, subject to the participant not incurring a termination prior to the applicable vesting date, one-fourth of an option shall become vested on the first anniversary of the date of grant and one-sixteenth of the option shall become vested on the quarterly anniversary of the date of grant thereafter until such option is fully vested on the fourth anniversary of the date of grant.

The full purchase price of each share of common stock purchased upon the exercise of any option shall be paid at the time of exercise of an option. Except as otherwise determined by the compensation committee, the purchase price of an option shall be payable in cash, by promissory note, or by shares of common stock (valued at fair market value as of the day of exercise), including shares of stock otherwise distributable on the exercise of the option, or a combination thereof. If the shares remain publicly traded, the compensation committee may permit a participant to pay the exercise price by irrevocably authorizing a third party to sell shares of common stock (or a sufficient portion of the shares of common stock) acquired upon exercise of the option and remit to the company a sufficient portion of the sale proceeds to pay the entire exercise price and any tax withholding resulting from such exercise. The compensation committee, in its discretion, may impose such conditions, restrictions and contingencies on shares of common stock acquired pursuant to the exercise of an option as the compensation committee determines to be desirable. In no event will an option expire more than ten years after the grant date; provided that an incentive stock option granted to any employee who owns more than 10% of the voting power of all classes of stock in the company or a subsidiary shall not be more than five years.
Full Value Awards.   The following types of “full value awards” may be granted, as determined by the compensation committee:
•
the compensation committee may grant awards in return for previously performed services or in return for the participant surrendering other compensation that may be due;

•
the compensation committee may grant awards that are contingent on the achievement of performance or other objectives during a specified period; and

•
the compensation committee may grant awards subject to a risk of forfeiture or other restrictions that lapse upon the achievement of one or more goals relating to completion of service by the participant, achievement of performance or other objectives.

Any such awards shall be subject to such conditions, restrictions and contingencies as the compensation committee determines.
Except as otherwise determined by the compensation committee in its sole discretion, subject to the participant not incurring a termination prior to the applicable vesting date, one-fourth of the full value award shall become vested on the first anniversary of the date of grant and one-sixteenth of the full value award shall become vested on the quarterly anniversary of the date of grant thereafter until such full value award is fully vested on the fourth anniversary of the date of grant.
Dividends or dividend equivalents settled in cash or shares of common stock may be granted to a participant in relation to a full value award with payments made either currently or credited to an account. No dividend or dividend equivalents granted in relation to a full value award that is subject to vesting shall be settled prior to the date such full value award (or applicable portion thereof) becomes vested and is settled.
Change in Control.   A change in control shall have such effect on an award as is provided in the applicable award agreement, or, to the extent not prohibited by the LTIP or the applicable award agreement, as provided by the compensation committee. In the event of a change in control, the compensation committee may cancel any outstanding awards in return for cash payment of the current value of the award, determined with the award fully vested at the time of payment, provided that in the case of an option, the amount of such payment will be the excess of value of the shares of common stock subject to the option at the time of the transaction over the exercise price (and the option will be cancelled with no payment if the value of the shares at the time of the transaction are equal to or less than the exercise price). For the purposes of the LTIP, a “change in control” is generally deemed to occur when:
•
any person becomes the beneficial owner of 50% or more of the company’s voting stock;

•
the consummation of a reorganization, merger, consolidation, acquisition, share exchange or other corporate transaction involving our company where, immediately after the transaction, the company stockholders immediately prior to the combination hold, directly or indirectly, 50% or less of the voting stock of the combined company;

•
the consummation of any plan of liquidation or dissolution providing for the distribution of all or substantially all of the assets of the company and its subsidiaries or the consummation of a sale of substantially all of the assets of the company and its subsidiaries; or

•
at any time during any period of two consecutive years, individuals who at the beginning of such period were members of the Board of Directors, who we refer to as incumbent directors, cease for any reason to constitute at least a majority thereof (unless the election, or the nomination for election by the company’s stockholders, of each new director was approved by a vote of at least two-thirds of the incumbent directors).

Amendment and Termination.   The Board of Directors may amend or terminate the LTIP at any time, and the Board of Directors or the compensation committee may amend any award granted under the LTIP, but no amendment or termination may adversely affect the rights of any participant without the participant’s written consent. The Board of Directors may not amend the provision of the LTIP related to re-pricing without approval of stockholders or make any material amendments to the LTIP without stockholder approval. The LTIP will remain in effect as long as any awards under the LTIP remain outstanding, but no new awards may be granted after the tenth anniversary of the date on which the stockholders approve the LTIP.
2021 Employee Share Purchase Plan
We expect to adopt a new 2021 Employee Share Purchase Plan (the “ESPP”) effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.
Authorized Shares.   A total of 1,263,000 shares of our common stock will be available for sale under our ESPP. The number of shares of common stock that will be available for sale under our ESPP also includes an annual increase on the first day of each fiscal year beginning with our 2022 fiscal year and ending in 2031, equal to the least of: 1% of the outstanding shares as of the last day of the immediately preceding fiscal year, determined on a fully diluted basis; 1% of the number of outstanding shares in the rate of shareholders approval or such lesser amount as our board of directors may determine.
ESPP Administration.   We expect that the compensation committee will administer our ESPP and will have full and exclusive discretionary authority to construe, interpret and apply the terms of the ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the ESPP, designate our subsidiaries and affiliates as participating in the ESPP, determine eligibility, adjudicate all disputed claims filed under the ESPP and establish procedures that it deems necessary for the administration of the ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.
Eligibility.   Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, except that the following persons may be excluded from an offering period in the ESPP as determined by the administrator:
•
An employee who has been employed less than two years.

•
An employee whose customary employment is 20 hours or less per week.

•
An employee whose customary employment is for not more than five months in any calendar year.

•
An employee who is a citizen or resident of a foreign jurisdiction (without regard to whether they are also citizens of the United States or resident aliens (within the meaning of Section 7701(b)(1)(A) of the Code)) with respect to whom either one or both of the following apply: (i) the grant of an option under the ESPP or an offering to a citizen or resident of the foreign jurisdiction is prohibited under the laws of such jurisdiction; or (ii) compliance with the laws of the foreign jurisdiction would cause the ESPP or offering to violate the requirements of Section 423 of the Code.

For offerings intended to qualify under Section 423 of the Code, an employee who owns, or who would own upon the exercise of any rights extended under the ESPP and the exercise of any other option held by the employee (whether qualified or non-qualified), shares possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any parent or subsidiary shall not be eligible.

Offering Periods.   Our ESPP will provide for offering periods during which we will grant options to purchase our shares of common stock to our employees (such offering period shall not exceed 27 months for any offering intended to qualify under Section 423 of the Code). The timing of the offering periods will be selected by the administrator. The terms and conditions applicable to each offering period will be set forth in an offering document adopted by the administrator for the particular offering period. The provisions of offerings during separate offering periods under the ESPP need not be identical. Our ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code, and a component that allows us to make offerings that are not intended to qualify under Section 423 of the Code.
Contributions.   Our ESPP will permit participants to purchase our shares of common stock through contributions (in the form of payroll deductions, or otherwise, to the extent permitted by the administrator). The percentage of compensation designated by an eligible employee as payroll deductions for participation in an offering may not be less than 1% and may not be more than the maximum percentage specified by the administrator in the applicable offering document (up to 20%).
Exercise of Purchase Right.   Amounts contributed and accumulated by the participant will be used to purchase our shares of common stock at the end of each offering. For offerings intended to qualify under Section 423 of the Code, a participant may purchase a maximum $25,000 of our shares of common stock during any calendar year. The purchase price of the shares will be 85% of the lower of the fair market value of our shares of common stock on (i) the first trading day of the offering period or (ii) the last trading day of the offering period (or such higher price as determined by the administrator). Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase our shares of common stock. Participation ends automatically upon termination of employment with us (or, if earlier, the date a participant gives notice of voluntary resignation).
Non-Transferability.   A participant may not transfer contributions credited to his or her account nor any rights granted under our ESPP other than by will, the laws of descent and distribution or as otherwise provided under our ESPP.
Merger or Corporate Transaction.   In the event of a merger or other corporate transaction in which the shareholders of the Company receive any shares of stock or other securities or property, or the Company shall distribute securities of another corporation to its shareholders, then, subject to the requirements of Section 423, there shall be substituted for the shares subject to outstanding rights to purchase shares under the ESPP an appropriate number of shares of each class of stock or amount of other securities or property which were distributed to the shareholders of the Company in respect of such shares.
Other Countries.   The Committee may adopt, amend and terminate one or more sub-plans to the ESPP to permit employees in a country other than the United States to participate in the ESPP on the terms described in the applicable sub-plan, in compliance with that country’s securities, tax and other laws (including, but not limited to an Israeli appendix as attached to the ESPP and a sub-plan complying with the requirements of Schedule 2 (share incentive plans) or Schedule 3 (SAYE option plans) to the Income Tax Earnings and Pensions Act 2003 of the United Kingdom); provided, however, that such sub-plans shall be a separate offering from any offering intended to comply with the requirements of Section 423 and in no event shall the provisions of such sub-plans cause the Plan to fail to satisfy the requirements of Section 423. In the event that employees in a country other than the United States participate in an offering that is intended to comply with the requirements of Section 423, the terms of the offering may be changed for such employees by the Committee if, in order to comply with the laws of a foreign jurisdiction, the terms for such employees are less favorable than the terms of the offering to employees resident in the United States.
Amendment; Termination.   The administrator will have the authority to amend, suspend or terminate our ESPP. Unless otherwise terminated earlier, the ESPP shall have a ten-year term, and no new offering may be granted under the Plan after the ten-year anniversary of the date on which the stockholders approved the ESPP.

Certain Relationships and Related Party Transactions
In addition to the compensation arrangements, including employment, termination of employment and change in control arrangements, discussed in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:
•
we have been or are to be a participant;

•
the amount involved exceeded or exceeds $120,000; and

•
any of our directors, executive officers or holders of more than 5% of our outstanding capital stock, or any immediate family member of, or person sharing the household with, any of these individuals or entities, had or will have a direct or indirect material interest.

Indemnification Agreements
We will enter into indemnification agreements with each of our directors and officers. The indemnification agreements and our amended and restated certificate of incorporation and amended and restated bylaws in effect upon the completion of this offering will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.
Family Relationships
Our Co-Founder and Co-Chief Executive Officer, Yaron Galai, is the brother of Eytan Galai, who serves as Chief Revenue Officer. Eytan Galai has reported directly to co-Chief Executive Officer Mr. David Kostman since October 2017 and has received customary compensation for his role, all as approved by the compensation committee. Aside from this relationship, we are not aware of any other familial relationships between our directors, officers and employees.
Other
In March 2020, we sold the assets underlying our Listory division for $1,117,000, representing the amount we had invested in the division at the time of sale, to Listory Inc. Our Co-Founder and Co-Chief Executive Officer, Yaron Galai, owns approximately 20% of the stock of Listory Inc. and has served as its executive chairman since February 2020.
We are also party to a transition services agreement with Listory Inc., pursuant to which we have incurred expenses totaling $266,090 in the year ended December 31, 2020 and $86,449 in the three months ended March 31, 2021. The transition services agreement is terminable at any time by either party.
On April 1, 2019, we completed the acquisition of all the outstanding shares of Ligatus, a German-based native advertising company, pursuant to a share purchase agreement with Gruner + Jahr GmbH. The acquisition date fair value of the consideration transferred was approximately $40.1 million, which consisted of 3,603,179 shares of our common stock.
Policies and Procedures for Related Person Transactions
We intend to adopt a written related person transactions policy that our executive officers, directors, nominees for election as a director, 5% stockholders, and any members of the immediate family of and any entity affiliated with any of the foregoing persons, are not permitted to enter into a transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, nominee for election as a director, 5% stockholder or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration and approval. In approving or rejecting any such proposal, our audit committee will consider all facts and information that is available and deemed relevant by the audit committee, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

Although we have not previously had a written policy for the review and approval of transactions with related persons in place, our board of directors has historically reviewed and approved any transaction where a director or officer had a financial interest, including all of the transactions described above. Prior to approving such a transaction, all material facts with respect to a director’s or officer’s relationship or interest in the agreement or transaction were disclosed to our board of directors. Our board of directors took this information into account when evaluating the transaction and when determining whether such transaction was fair to us and in the best interest of all of our stockholders.

Principal Stockholders
The following table sets forth certain information with respect to the beneficial ownership of our capital stock as of June 30, 2021, both prior to and as adjusted to reflect the sale of our common stock offered by us in this offering for:
•
each of our named executive officers;

•
each of our directors;

•
all of our directors and executive officers as a group; and

•
each person known by us to be the beneficial owner of more than 5% of the outstanding shares of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. Shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after June 30, 2021 are deemed to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the ownership and percentage ownership of that person and the ownership and percentage ownership of all directors and executive officers as a group. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.
Percentage ownership calculations for beneficial ownership prior to this offering are based on 45,416,713 shares outstanding as of June 30, 2021, assuming the conversion of all of our outstanding preferred stock, without giving effect to the antidilution adjustment of the Series F convertible preferred stock triggered as a result of this offering. Percentage ownership calculations for beneficial ownership after this offering are based on shares outstanding after this offering, assuming no exercise of the underwriters’ option to purchase additional shares and no purchase of shares in the offering by any existing stockholders. Except as otherwise indicated in the table below, addresses of named beneficial owners are care of Outbrain Inc., 111 West 19th Street, New York, NY 10011.
	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering
Name of Beneficial Owner	Number	%	Number	%
5% Stockholders:
LSVP VII Trust(1)	6,269,407	13.8%	6,343,220	11.8%
Viola Ventures, III L.P.(2)	6,321,185	13.9%	6,370,393	11.8%
Entities affiliated with Gemini Israel Ventures(3)	4,891,009	10.8%	4,952,518	9.2%
Entities affiliated with Index Ventures(4)	2,446,367	5.4%	2,495,576	4.6%
Gruner + Jahr GmbH(5)	3,603,179	7.9%	3,603,179	6.7%
Named Executive Officers and Directors:
Yaron Galai(6)	3,538,129	7.8%	3,538,129	6.6%
David Kostman(7)	71,462	*	71,462	*
Elise Garofalo(8)	290,988	*	290,988	*
Ori Lahav(9)	876,714	1.9%	876,714	1.6%
Ziv Kop(10)**	205,882	*	205,882	*
Jonathan (Yoni) Cheifetz(1)	6,269,407	13.8%	6,269,407	11.6%
Shlomo Dovrat(2)	6,321,185	13.9%	6,321,185	11.7%
Yossi Sela(3)	4,891,009	10.8%	4,891,009	9.1%
Dominique Vidal(4)	2,446,367	5.4%	2,446,367	4.5%
Jonathan Klahr(11)**	1,119,895	2.5%	1,119,895	2.1%
Arne Wolter(5)	3,603,179	7.9%	3,603,179	6.7%
All executive officers, directors and director nominees as a group (11 persons)**	29,634,217	65.2%	29,634,217	55.0%

*
Less than 1%.

**
Mr. Klahr and Mr. Kop resigned as members of our board of directors after June 30, 2021 but prior to the effectiveness of the registration statement of which this prospectus is a part and are reflected in the table although no longer serving as directors.

(1)
Consists of 6,269,407 shares held by LSVP VII Trust (“LSVP VII”). Lightspeed Trustee VII, LLC (“Lightspeed Trustee”) is the liquidating trustee of LSVP VII. Barry Eggers, Ravi Mhatre and Peter Nieh, as the members of Lightspeed Trustee, share voting and dispositive power with respect to the shares held by LSVP VII. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. Jonathan (Yoni) Cheifetz, a member of our board of directors, is a Partner of Lightspeed Venture Partners. Mr. Cheifetz disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The business address of LSVP VII is 2200 Sand Hill Road, Menlo Park, California 94025.

(2)
Consists of 6,321,185 shares held by Viola Ventures III, L.P., or Viola Ventures. Viola Ventures GP 3 Ltd., or Viola, is the general partner of Viola Ventures (together with Viola, the “Viola Entities”) and possesses sole voting and dispositive power over these shares. Shlomo Dovrat, a member of our board of directors, Harel Beit-On, Avi Zeevi, Ori Bendori and Rina Shainski, as directors of Viola, share voting and dispositive power with respect to the shares held by Viola Ventures. Each individual disclaims beneficial ownership of these securities except to the extent of his or her pecuniary interest therein. The business address of each of the Viola Entities is 12 Abba Eban Avenue, Herzliya 4672530 Israel.

(3)
Consists of (i) 3,872,794 shares held by Gemini Israel IV L.P., or Gemini LP, (ii) 944,724 shares held by Gemini Israel IV (Annex Fund) L.P., or Gemini LP Annex, (iii) 34,372 shares held by Gemini Partners Investors IV L.P., or Gemini Partners, and (iv) 39,119 shares held by Gemini Partners Investors IV (Annex Fund) L.P., or Gemini Partners Annex (together with Gemini LP, Gemini LP Annex and Gemini Partners, the “Gemini Entities”). Gemini Israel Funds Ltd., or Gemini Israel, is the general partner and/or controlling partner of each of the Gemini Entities. Yossi Sela, a member of our board of directors, is managing partner and a shareholder of Gemini Israel. The board of directors of Gemini Israel has sole investment control with respect to these entities and is comprised of Mr. Yossi Sela and Mr. Menashe Ezra. These individuals share voting power over the shares held by the Gemini Entities and may be deemed to be the beneficial owners of the securities held thereby. Each individual disclaims beneficial ownership of these securities except to the extent of his pecuniary interest therein. The business address of each of the Gemini Entities is Gemini Israel Funds, 1 Abba Eban Ave., Herzliya Pituach 4672519 Israel.

(4)
Consists of (i) 2,380,620 shares held by Index Ventures Growth II (Jersey) L.P., or Index Jersey, (ii) 35,166 shares held by Index Ventures Growth II Parallel Entrepreneur Fund (Jersey) L.P., or Index PEF, (iii) 30,581 shares held by Yucca (Jersey) S.L.P., or Yucca, (together with Index Jersey, and Index PEF the “Index Entities”). Index Venture Growth Associates II Limited, or Index Associates, is the managing general partner of Index Jersey and Index PEF and may be deemed to have voting and dispositive over the shares held by Index Jersey and Index PEF. Yucca is the administrator of the Index co-investment vehicles that are contractually required to mirror the relevant Index Funds’ investment, and Index Associates may be deemed to have voting and dispositive power over the shares held by Yucca. David Hall, Nigel Greenwood, Philip Balderson and Brendan Boyle are the members of the board of directors of Index Associates, and investment and voting decisions with respect to the shares over which Index Associates may be deemed to have voting and dispositive power are made by such directors collectively. Dominique Vidal, a member of our board of directors, has served as a partner of Index Ventures (UK) LLP. Index Ventures (UK) LLP advises Index Jersey and Index PEF but does not have voting, investment or dispositive power with respect to the shares held by these entities. The principal address of Index Associates and each of the Index Entities is 5th Floor, 44 Esplanade, St. Helier, Jersey JE1 3FG, Channel Islands.

(5)
Consists of 3,603,179 shares held by Gruner + Jahr GmbH pursuant to the acquisition of Ligatus on April 1, 2019. The shares of Gruner +Jahr GmbH are held by Bertelsmann SE & Co. KGaA a privately held Kommanditgesellschaft auf Aktien (KGaA; a partnership limited by shares), and 80.9 percent of the capital shares in Bertelsmann SE & Co. KGaA are held indirectly by foundations (Bertelsmann Stiftung, Reinhard Mohn Stiftung, BVG-Stiftung), and 19.1 percent are held indirectly by the Mohn family. All voting rights at the General Meeting of Bertelsmann SE & Co. KGaA and Bertelsmann

Management SE (general partner) are controlled by Bertelsmann Verwaltungsgesellschaft (BVG). BVG controls 100 percent of the voting rights in the annual general meeting of Bertelsmann SE & Co. KGaA, which it exercises for these purposes, as well as 100 percent of the voting rights in the annual general meeting of Bertelsmann Management SE. Elisabeth Mohn has voting control of Bertelsmann Verwaltungsgesellschaft mbH (a veto right) and therefore exercises voting and dispositive power with respect to such shares. The business address of Bertelsmann is Carl-Bertelsmann-Strasse 270, 33311 Gütersloh, Germany.
(6)
Consists of 3,216,437 shares and outstanding options to purchase 321,692 shares that are exercisable within 60 days of June 30, 2021 (which includes 294,118 options that expire on July 25, 2021). Does not include 62,500 RSUs that will vest in connection with this offering, none of which will have voting or dispositive power until the expiration of the lockup period.

(7)
Consists of 30,101 shares and outstanding options to purchase 41,361 shares that are exercisable within 60 days of June 30, 2021. Does not include 592,525 RSUs that will vest in connection with this offering, none of which will have voting or dispositive power until the expiration of the lockup period.

(8)
Consists of 61,667 shares and outstanding options to purchase 229,321 shares that are exercisable within 60 days of June 30, 2021. Does not include 314,400 RSUs that will vest in connection with this offering, none of which will have voting or dispositive power until the expiration of the lockup period.

(9)
Consists of 568,809 shares and outstanding options to purchase 307,905 shares that are exercisable within 60 days of June 30, 2021 (which includes 294,118 options that expire on July 25, 2021).

(10)
Held for the benefit of Ziv Kop under the 2004 IBI Capital Trust. IBI Capital Trust offers supervising trustee services in accordance with relevant income tax regulations in Israel. The Chairman of Outbrain’s Board of Directors has discretionary voting power over these shares, which arrangement will terminate upon the consummation of the offering. The business address of IBI Capital Trust is Migdal Shalom, 9 Ahad Ha’am St. Floor 26, Tel Aviv, Israel.

(11)
Consists of 1,119,895 shares held by Susquehanna Growth Equity Fund IV, LLLP, or SGE. Susquehanna Growth Equity, LLC, or SGE LLC, is the investment manager of SGE and has discretionary voting and dispositive power over these shares. Amir Goldman and Arthur Dantchik, in their positions as members of the investment committee of SGE LLC, may also be deemed to have investment discretion over the shares held by SGE. The business address of SGE is One Commercial Center, 251 Little Falls Drive, Wilmington, DE 19801, and the business address of SGE LLC is 401 City Ave., Bala Cynwyd, PA 19004.

Description of Capital Stock
The following descriptions are summaries of the material terms of our amended and restated certificate of incorporation and amended and restated bylaws, which will be effective upon the closing of this offering. These descriptions are qualified in their entirety by reference to the amended and restated certificate of incorporation and amended and restated bylaws, copies of which will be filed with the SEC as exhibits to the registration statement of which this prospectus is a part, and applicable law. The descriptions of the common stock and preferred stock give effect to changes to our capital structure that will be in effect upon the closing of this offering. We refer in this section to our amended and restated certificate of incorporation as our certificate of incorporation, and we refer to our amended and restated bylaws as our bylaws.
General
Upon completion of this offering, our authorized capital stock will consist of 1,000,000,000 shares of common stock, par value $0.001 per share, and 100,000,000 shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.
As of June 30, 2021, 45,855,531 shares of our common stock were outstanding on an as-converted basis and held by approximately 570 stockholders of record. This amount assumes the conversion of all outstanding shares of our preferred stock into common stock, which will occur immediately prior to the closing of this offering.
Common Stock
Dividend Rights
Subject to preferences that may be applicable to any then outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and currently do not anticipate paying any cash dividends after the offering or in the foreseeable future.
Voting Rights
Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Our stockholders do not have cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting shares are able to elect all of the directors.
Liquidation
In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.
Rights and Preferences
Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate in the future.
The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.
Preferred Stock
Our board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue from time to time up to 100,000,000 shares of preferred stock, in one or more series, each series to have such rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences as our board of directors determines. The rights of the holders of common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Following completion of this offering, we will have no shares of preferred stock outstanding, and we have no present plans to issue any shares of preferred stock.
Warrants
As of June 30, 2021, we had outstanding warrants to purchase up to 621,089 shares of our common stock with a weighted-average exercise price of $4.96 per share.
Options
As of June 30, 2021, we had outstanding options to purchase 4,781,391 shares of our common stock under our equity incentive plans at a weighted-average exercise price of $6.64 per share, 3,574,586 shares of which were exercisable.
RSUs
As of June 30, 2021, we had outstanding RSUs under our equity incentive plans with respect to 3,869,494 shares of our common stock.
Restricted Stock
As of June 30, 2021, we have outstanding 111,909 shares of restricted stock granted pursuant to RSAs under our equity incentive plans.
SARs
As of June 30, 2021, we have outstanding SARs under our equity incentive plans with respect to 3,390 shares of our common stock.
Registration Rights
Our investors’ rights agreement entitles our stockholders to certain registration rights following the closing of this offering. In accordance with this agreement, and subject to conditions listed below, the following entities that each beneficially own more than 5% of our outstanding stock or are our directors or executive officers are among those entitled to registration rights under the agreement: Lightspeed, Viola Ventures, entities affiliated with Gemini Israel, entities affiliated with Index Ventures, G+J, and our Co-Founder and Co-Chief Executive Officer, Yaron Galai, and our Co-Founder and General Manager, Israel, Ori Lahav.
Form S-1 Demand Rights.   Beginning six months following the closing of this offering and until the fifth anniversary thereafter, upon the written request of the holders of more than 35% of the common stock issued upon conversion of the convertible preferred stock and held by our former preferred stockholders, we are required to file a registration statement in respect of the common stock held by our former preferred stockholders. Following a request to effect such a registration, we are required to give written notice of the request to the other holders of registrable securities and offer them an opportunity to include their stock in the registration statement. We are not required to effect more than two registrations on Form S-1 and we are only required to do so if the minimum aggregate offering price stated in any such demand is at least $5.0 million.
Form S-3 Demand Rights.   Upon the written request of any former preferred stockholder holding common stock issued upon conversion of the convertible preferred stock, we are required to file a registration statement on Form S-3 in respect of the common stock held by our former preferred stockholders. Following a request to effect such a registration, we are required to give written notice of the request to the other holders of registrable securities and offer them an opportunity to include their stock in the registration statement. We are not required to effect a registration on Form S-3 if we have already effected a registration on Form S-3 within the nine month period preceding the date of such request and are only required to do so if the aggregate price to the public, net of any underwriters’ discounts or commissions, from any such registration is estimated to be at least $1.0 million.
Piggyback registration rights.   Following this offering, stockholders holding registrable securities will also have the right to request that we include their registrable securities in any registration statement filed by us in the future for the purposes of a public offering for cash, subject to specified exceptions. Holders of registrable securities continue to have the right to include any registrable securities in subsequent piggyback registration statements regardless of whether the holder has opted out of such past registration statements.
Cutback.   In the event that the managing underwriter advises us in writing that marketing factors require a limitation on the number of shares that can be included in a registered offering, the shares will be included in the registration statement in an agreed order of preference among the holders of registration rights. We have first preference but the aggregate amount of registrable securities registered for our stockholders may not be reduced below 25% of the aggregate amount of securities included in the offering.
Termination.   With respect to any of our holders of registrable securities that hold less than 1% of our outstanding equity securities, registration rights terminate when the shares held by such stockholder can be sold within a three-month period under Rule 144.
Expenses.   We will pay all expenses in carrying out the foregoing registrations other than any underwriting discounts and commissions.
Forum Selection Clause
Unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, employees or agents or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL or (iv) any action asserting a claim governed by the internal affairs doctrine, in each such case subject to said Court of Chancery having personal jurisdiction over the indispensable parties named as defendants therein. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock of the corporation will be deemed to have notice of and consented to the forum selection clause.
The exclusive forum provision does not apply to suits brought to enforce any duty or liability created by the Securities Act or the Exchange Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act and Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act.
Anti-Takeover Effects of our Certificate of Incorporation and Bylaws and Delaware Law
Our certificate of incorporation and bylaws include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors rather than pursue non-negotiated takeover attempts. These provisions include the items described below.
Board Composition and Filling Vacancies.   Our certificate of incorporation provides for the division of our board of directors into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum, unless otherwise determined by our board to be filled by stockholders. The classification of directors, together with the limitations on removal of directors and treatment of vacancies, has the effect of making it more difficult for stockholders to change the composition of our board of directors.

Undesignated Preferred Stock.   Our certificate of incorporation provides for 100,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.
No Written Consent of Stockholders.   Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our bylaws or removal of directors by our stockholders without holding a meeting of stockholders.
Meetings of Stockholders.   Our certificate of incorporation and bylaws provide that only the chairperson of our board, the lead independent director, if any, the chief executive offer, the president or a majority of the total authorized number of directors may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our bylaws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.
Advance Notice Requirements.   Our bylaws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 75 days nor more than 105 days prior to the first anniversary date of the annual meeting for the preceding year. Our bylaws specify the requirements as to form and content of all stockholders’ notices. These requirements may preclude stockholders from bringing matters before the stockholders at an annual or special meeting.
Amendment to Certificate of Incorporation and Bylaws.   Any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and, if applicable, by a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, the amendment of our bylaws, board composition, director liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment voting together as a single class. Our bylaws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the bylaws, and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.
Section 203 of the Delaware General Corporation Law
Upon completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner.

Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board of directors and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•
any merger or consolidation involving the corporation and the interested stockholder;

•
any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•
subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•
the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Market Listing
We have been approved to list our common stock on the Nasdaq Global Select Market under the symbol “OB.”
Transfer Agent and Registrar
The transfer agent and registrar for our common stock will be American Stock Transfer & Trust Company. The transfer agent and registrar’s address is 6201 15th Avenue, 3rd Floor, Brooklyn, NY 11219.

Shares Eligible for Future Sale
Immediately prior to this offering, there was no public market for our common stock. Future sales of substantial amounts of common stock in the public market, or the perception that such sales may occur, could adversely affect the market price of our common stock. Although we have applied to have our common stock approved for listing on the Nasdaq, we cannot assure you that there will be an active public market for our common stock.
Upon completion of this offering and based upon 45,855,531 shares outstanding as of June 30, 2021, on an as-converted basis, we will have outstanding an aggregate of 53,855,531 shares of common stock, assuming no exercise of the underwriters’ option to purchase additional shares and no exercise of outstanding stock options or warrants. Of these shares, the shares sold in this offering by us will be freely tradable without restriction or further registration under the Securities Act, except for any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, whose sales would be subject to certain limitations and restrictions described below. The remaining shares of common stock held by existing stockholders will be restricted securities as that term is defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for exemption under Rules 144 or 701 under the Securities Act, which rules are summarized below, or another exemption.
As a result of the lock-up agreements described below and the provisions of Rule 144 and Rule 701 under the Securities Act, the shares of our common stock (excluding the shares sold in this offering) that will be available for sale in the public market are as follows:
Date of Availability of Sale	Approximate Number of Shares Eligible for Sale
On the date of this prospectus	10,000,000
At various times after 180 days from the date of this prospectus (subject, in some cases, to volume limitations)	All remaining shares held by our stockholders not previously eligible for sale and not purchased as part of this offering
Equity Compensation Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of our common stock issuable or reserved for issuance under our equity incentive plans, which will cover the shares under the 2007 Plan, the shares reserved for issuance under the LTIP and the shares under the ESPP. The first such registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing with the SEC. Accordingly, shares registered under such registration statement will be available for sale in the open market, unless such shares are subject to vesting restrictions with us or the lock-up restrictions described below.
As of June 30, 2021, there are 3,869,494 RSUs outstanding, of which 1,781,626 RSUs will vest upon the completion of this offering and settle into shares, upon expiration of the lock-up period, and will be delivered and available for sale.
Lock-Up Agreements
We, our officers, directors and holders of substantially all of our common stock and securities convertible into, or exercisable for, common stock, have agreed, subject to certain exceptions, not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Citigroup Global Markets Inc. and Jefferies LLC. This consent may be given at any time.
The Baupost Investors have agreed to be bound by the same lock-up agreement; however, following expiration of the lock-up period, the Convertible Notes held by the Baupost Investors may be converted into shares of our common stock at the discretion of such holders and may be resold subject to certain securities law restrictions. In addition, the 180-day restrictions will no longer apply to 25% of the shares subject to each lock-up agreement if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price per share of our shares of common stock is at least 25% greater than the initial public offering price per share of our shares of common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15-day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price per share of our shares of common stock on such date is at least 25% greater than the initial public offering price per share of our shares of common stock. There are no agreements among Citigroup Global Markets Inc., Jefferies LLC, us and any of our security holders or affiliates releasing them from these lock-up agreements prior to the expiration of the lock-up period.
Rule 144
In general, under Rule 144, beginning 90 days after the effective date of the registration statement of which this prospectus is a part, a person who is not our affiliate and has not been our affiliate at any time during the preceding three months and who is not a party to a lock-up agreement as described above will be entitled to sell any shares of our common stock that such person has beneficially owned for at least six months, including the holding period of any prior owner other than one of our affiliates, without regard to volume limitations. Sales of our common stock by any such person would be subject to the availability of current public information about us if the shares to be sold were beneficially owned by such person for less than one year.
In addition, under Rule 144, a person may sell shares of our common stock acquired from us immediately upon the closing of this offering, without regard to volume limitations or the availability of public information about us, if:
•
the person is not our affiliate and has not been our affiliate at any time during the preceding three months; and

•
the person has beneficially owned the shares to be sold for at least one year, including the holding period of any prior owner other than one of our affiliates.

Beginning 90 days after the date of this prospectus, our affiliates who have beneficially owned shares of our common stock for at least six months, including the holding period of any prior owner other than one of our affiliates, will be entitled to sell within any three-month period a number of shares that does not exceed the greater of:
•
1% of the number of shares of our common stock then outstanding, which will equal approximately 534,167 shares immediately after this offering; and

•
the average weekly trading volume in our common stock on the Nasdaq during the four calendar weeks preceding the date of filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.
Rule 701
In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to sell such shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with the holding period requirements of Rule 144 and, in the case of non-affiliates, without having to comply with the holding period, public information, volume limitation or notice filing provisions of Rule 144. The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act, as amended, along with the shares acquired upon exercise of such options, including exercises after the date of this prospectus.
Registration Rights
Upon completion of this offering, the holders of 29,548,254 shares of our common stock have certain rights with respect to the registration of such shares under the Securities Act. A demand for registration may not be effected until 180 days after the completion of this offering unless waived by us. Upon the effectiveness of a registration statement covering these shares, the shares would become freely tradable. See “Description of Capital Stock—Registration Rights.”

Certain U.S. Federal Income Tax Considerations
The following is a summary of certain U.S. federal income tax considerations relevant to holders (as defined below) with respect to the purchase, ownership and disposition of our common stock but does not purport to be a complete analysis of all potential tax effects. The following summary is based on current provisions of the Code, U.S. Department of the Treasury (“Treasury”) regulations and judicial and administrative authority, all of which are subject to change and differing interpretations, possibly with retroactive effect. State, local, estate and foreign tax consequences are not summarized, nor are tax consequences to special classes of investors including, but not limited to, tax-exempt organizations, insurance companies, banks or other financial institutions, dealers in securities or currencies, regulated investment companies, real estate investment trusts, U.S. holders (as defined below) whose functional currency is not the U.S. dollar, persons liable for the alternative minimum tax, certain former citizens and former long-term residents of the United States, certain persons that are “controlled foreign corporations,” or “passive foreign investment companies”, persons that will hold the common stock as a part of a broader transaction, or partnerships (as described below), traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, accrual method taxpayers that file applicable financial statements (as described in section 451(b) of the Code) and persons that will hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction, all of whom may be subject to tax rules that differ materially from those summarized below. Tax consequences may vary depending upon the particular status of an investor. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position regarding the tax consequences of the purchase, ownership and disposition of our common stock.
The summary is limited to holders who will hold our common stock as “capital assets” (generally, property held for investment) and who purchase our common stock in the initial offering. Each potential investor should consult with its own tax advisor as to the U.S. federal, state, local, foreign and any other tax consequences of the purchase, ownership and disposition of our common stock.
For purposes of this discussion a “U.S. holder” means a beneficial owner of our common stock that is, for U.S. federal income tax purposes:
(1)
an individual who is a citizen or resident of the United States;

(2)
a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or of any state thereof or the District of Columbia;

(3)
an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(4)
a trust if it (i) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (ii) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

A “non-U.S.” holder means a beneficial owner of our common stock that is neither a U.S. holder nor a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is for U.S. federal income tax purposes, an individual, corporation, estate or trust.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are treated as a partner in such an entity holding our common stock, you should consult your own tax advisor as to the particular U.S. federal income tax consequences applicable to you.
This summary is for general information only and is not intended to constitute a complete description of all tax consequences for holders relating to the purchase, ownership and disposition of our common stock. You should consult your tax advisor concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under the

U.S. federal estate or gift tax laws or under the laws of any state, local or non-U.S. taxing jurisdiction or under any applicable income tax treaty, in light of your particular circumstances.
U.S. Holders
Dividends.   Distributions with respect to our common stock will be taxable as dividend income when paid to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that the amount of a distribution with respect to our common stock exceeds our current and accumulated earnings and profits, such distribution will be treated first as a tax-free return of capital to the extent of the U.S. holder’s adjusted tax basis in such common stock, and thereafter as capital gain.
Distributions constituting dividend income received by an individual U.S. holder in respect of our common stock will generally represent “qualified dividend income” that is taxable at the preferential rates applicable to long-term capital gains, provided that certain holding period requirements are met and certain other conditions are satisfied.
Sale, Exchange, or Certain Other Taxable Dispositions of Our Common Stock.   A U.S. holder will generally recognize capital gain or loss on a sale or exchange of our common stock equal to the difference between the amount realized upon the sale or exchange and such U.S. holder’s adjusted tax basis in the common stock sold or exchanged. Such capital gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for the common stock sold or exchanged is more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at a lower tax rate than the maximum marginal tax rate applicable to ordinary income. The deductibility of net capital losses is subject to limitations.
Information Reporting and Backup Withholding.   Certain U.S. holders may be subject to backup withholding with respect to the payment of dividends on our common stock and to certain payments of proceeds on the sale, exchange or other dispositions of our common stock unless such U.S. holders provide proof of an applicable exemption or a correct taxpayer identification number, and otherwise comply with applicable requirements of the backup withholding rules.
Any amount withheld under the backup withholding rules from a payment to a U.S. holder is allowable as a credit against such holder’s U.S. federal income tax, which may entitle the U.S. holder to a refund, provided that the U.S. holder provides the required information to the IRS in a timely manner. Moreover, certain penalties may be imposed by the IRS on a U.S. holder who is required to furnish information but does not do so in the proper manner.
Information returns will generally be filed with the IRS in connection with the payment of dividends on our common stock to U.S. holders and certain payments of proceeds to U.S. holders on the sale, exchange or other dispositions of our common stock, unless the U.S. holder is an exempt recipient, such as a corporation.
Medicare Tax.   A U.S. holder that is an individual, an estate or a trust may be subject to a 3.8% Medicare tax on the lesser of (1) the U.S. holder’s “net investment income” (or “undistributed net investment income” in the case of an estate or trust) for the relevant taxable year and (2) the excess of the U.S. holder’s modified adjusted gross income for the taxable year over a certain threshold. A holder’s net investment income will generally include its dividend income and its net gains from the disposition of our common stock, unless such dividend income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are a U.S. holder that is an individual, estate, or trust, you are urged to consult your tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in our common stock.
Non-U.S. Holders
Distributions.   Distributions with respect to our common stock will be treated as dividends to the extent paid from our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce a non-U.S. holder’s basis in our common stock (determined on a share by share basis), but not below zero, and then will be treated as gain from the sale of stock subject to the rules discussed below under “—Dispositions.” Generally, distributions treated as dividends paid to a non-U.S. holder with respect to our common stock will be subject to a 30% U.S. withholding tax, or such lower rate as may be specified by an applicable income tax treaty.
Subject to the discussions below under “Information Reporting and Backup Withholding” and “FATCA,” dividends that are effectively connected with a non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, are attributable to a U.S. permanent establishment of such non-U.S. holder) are generally subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code, and are exempt from the 30% withholding tax (assuming compliance with certain certification requirements). Any such effectively connected dividends received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a rate of 30% (or lower applicable treaty rate). A non-U.S. holder who claims the benefit of an applicable tax treaty generally will be required to satisfy applicable certification and other requirements. Non-U.S. holders should consult their own tax advisors regarding their entitlement to benefits under a relevant tax treaty. A non-U.S. holder can generally meet the relevant certification requirement by providing a properly executed IRS Form W-8BEN (if the holder is claiming the benefits of an income tax treaty) or IRS Form W-8ECI (if the dividends are effectively connected with a trade or business in the United States) or suitable substitute form to the applicable withholding agent prior to the payment of dividends. Non-U.S. holders that do not timely provide the applicable withholding agent with the required certification, but that qualify for a reduced rate under an applicable income tax treaty, may obtain a refund of any excess amounts withheld under these rules by timely filing an appropriate claim for refund with the IRS. Special certification and other requirements apply to certain non-United States holders that are pass-through entities rather than corporations or individuals.
Dispositions.   Subject to the discussions below concerning “Information Reporting and Backup Withholding” and “FATCA,” a non-U.S. holder generally will not be subject to U.S. federal income or withholding tax with respect to gain realized on the sale, exchange or other disposition of our common stock unless (i) the gain is effectively connected with such non-U.S. holder’s conduct of a trade or business within the United States (and, if a tax treaty applies, is attributable to a U.S. permanent establishment of such non-U.S. holder), (ii) in the case of a non-U.S. holder that is a non-resident alien individual, such non-U.S. holder is present in the United States for 183 or more days in the taxable year of disposition, and certain other conditions are met or (iii) our stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation” for U.S. federal income tax purposes.
In the case described above in (i), the gain on the disposition of our common stock will be recognized in an amount equal to the difference between the amount of cash and the fair market value of any other property received for the common stock and the non-U.S. holder’s basis in the common stock. Such gain or loss will generally be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person, as defined under the Code. In the case of a non-U.S. holder that is a foreign corporation, such gain may also be subject to an additional branch profits tax at a rate of 30% (or a lower applicable treaty rate). In the case described above in (ii), the non-U.S. holder generally will be subject to a flat tax at a rate of 30% (or lower applicable treaty rate) on any capital gain recognized on the disposition of our common stock, which may be offset by certain U.S. source capital losses.
We believe we are not and do not anticipate becoming a “United States real property holding corporation” for U.S. federal income tax purposes. If, however, we are or become a “United States real property holding corporation,” so long as our common stock is regularly traded on an established securities market, only a non-United States holder who actually or constructively holds or held (at any time during the shorter of the five-year period ending on the date of disposition or the non-United States holder’s holding period) more than 5% of our common stock generally will be subject to United States federal income tax on the disposition of our common stock as a result of our being a United States real property holding corporation. You should consult your own advisor about the consequences that could result if we are, or become, a “United States real property holding corporation.”
Non-U.S. holders should consult their tax advisors regarding potentially applicable income tax treaties that may provide for different rules.

Information Reporting and Backup Withholding.   Payment of dividends, and the tax withheld with respect thereto, is subject to information reporting requirements. These information reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Under the provisions of an applicable income tax treaty or agreement, copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides. U.S. backup withholding will generally apply on payment of dividends to non-U.S. holders unless such non-U.S. holders furnish to the payor an IRS Form W-8BEN (or other applicable form), or otherwise establish an exemption and the payor does not have actual knowledge or reason to know that the holder is a United States person, as defined under the Code, that is not an exempt recipient.
Payment of the proceeds of a sale of our common stock within the United States or conducted through certain U.S.-related financial intermediaries is subject to information reporting and, depending on the circumstances, backup withholding, unless the non-U.S. holder, or beneficial owner thereof, as applicable, certifies that it is a non-U.S. holder on IRS Form W-8BEN-E or W-8BEN (or other applicable form), or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know the holder is a United States person, as defined under the Code, that is not an exempt recipient.
Any amount withheld under the backup withholding rules from a payment to a non-U.S. holder is allowable as a credit against such non-U.S. holder’s U.S. federal income tax, which may entitle the non-U.S. holder to a refund, provided that the non-U.S. holder timely provides the required information to the IRS. Certain penalties may be imposed by the IRS on a non-U.S. holder who is required to furnish information but does not do so in the proper manner. Non-U.S. holders should consult their own tax advisors regarding the application of backup withholding in their particular circumstances and the availability of and procedure for obtaining an exemption from backup withholding.
Foreign Account Tax Compliance Act
Withholding taxes may be imposed under the Foreign Account Tax Compliance Act and related IRS guidance concerning foreign account tax compliance rules (“FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Withholding at a rate of 30% will generally be required on dividends in respect of, or gross proceeds from the sale or other disposition of, our common stock held by or through certain foreign financial institutions (including investment funds), unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in, and accounts maintained by, the institution to the extent such shares or accounts are held by certain United States persons or by certain non-U.S. entities that are wholly or partially owned by United States persons and to withhold on certain payments. An intergovernmental agreement between the United States and an applicable foreign country, or future United States Treasury regulations, may modify these requirements. Accordingly, the entity through which our common stock is held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, our common stock held by an investor that is a non-financial non-U.S. entity that does not qualify under certain exemptions will be subject to withholding at a rate of 30%, unless such entity either (i) certifies to us that such entity does not have any “substantial United States owners” or (ii) provides certain information regarding the entity’s “substantial United States owners,” which we will in turn provide to the Secretary of the Treasury. We will not pay any additional amounts to holders in respect of any amounts withheld.
Pursuant to recently proposed regulations, the Treasury Department intends to eliminate FATCA requirements to withhold on gross proceeds from the sale or other disposition of certain financial instruments (which would include our stock). The Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.
Prospective investors are encouraged to consult their own tax advisors regarding the potential imposition of withholding tax under FATCA on their investment in our common stock.

Underwriting
We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Citigroup Global Markets Inc. and Jefferies LLC are the representatives of the underwriters.
Underwriters	Number of Shares
Citigroup Global Markets Inc.	2,775,485
Jefferies LLC	2,775,485
Barclays Capital Inc.	805,161
Evercore Group L.L.C.	805,161
JMP Securities LLC	369,032
Needham & Company, LLC	369,032
LUMA Securities LLC	100,644
Total	8,000,000
The underwriters are committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.
The underwriters have an option to buy up to an additional 1,200,000 shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.
The Baupost Investors have indicated an interest in directly or indirectly purchasing up to 9.9% of the total shares offered and sold by us in this offering. Because this indication of interest is not a binding agreement or commitment to purchase, the Baupost Investors could determine to purchase more, less or no shares in this offering, or the underwriters could determine to sell more, less or no shares to the Baupost Investors. The underwriters will receive the same discount on any of our shares purchased by the Baupost Investors as they willfrom any other shares sold to the public in this offering.
The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.
	No Exercise	Full Exercise
Per Share	$1.40	$1.40
Total	$11,200,000	$12,880,000
Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $0.78 per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.
We and our officers, directors, and the holders of substantially all of our common stock and securities convertible into or exchangeable for shares of common stock, have agreed not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus subject to customary exceptions. In addition, the 180-day restrictions will no longer apply to 25% of the shares subject to each lock-up agreement if, at any time beginning 90 days after the date of this prospectus, (i) we have filed at least one quarterly report on Form 10-Q or annual report on Form 10-K and (ii) the last reported closing price per share of our shares of common stock is at least 25% greater than the initial public offering price per share of our shares of common stock for 10 out of any 15 consecutive trading days, including the last day, ending on or after the 90th day after the date of this prospectus (which 15-day trading period may begin prior to the 90th day after the date of this prospectus). If the conditions for early lock-up termination described in the preceding sentence are met when our trading window is closed, the lock-up restriction will continue to apply until the opening of trading on the second business day following the date that (i) we are no longer in a closed trading window and (ii) the reported closing price per share of our shares of common stock on such date is at least 25% greater than the initial public offering price per share of our shares of common stock. See “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.
Prior to the offering, there has been no public market for the shares. The initial public offering price has been negotiated among us and the representatives. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.
Our common stock has been approved to list on the Nasdaq under the symbol “OB.” In order to meet one of the requirements for listing the common stock on the Nasdaq, the underwriters have undertaken to sell lots of 100 or more shares to a minimum of 400 beneficial holders.
In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.
The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.
Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our common stock, and together with the imposition of the penalty bid, may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the Nasdaq, in the over-the-counter market or otherwise.
We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $4.1 million, which includes an amount not to exceed $30,000 that we have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the Offering.
We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investment, hedging, market making, brokerage and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to the issuer and to persons and entities with relationships with the issuer, for which they received or will receive customary fees and expenses.
In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors and employees may purchase, sell or hold a broad array of investments and actively trade securities, derivatives, loans, commodities, currencies, credit default swaps and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of the issuer (directly, as collateral securing other obligations or otherwise) and/or persons and entities with relationships with the issuer. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color or trading ideas and/or publish or express independent research views in respect of such assets, securities or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities and instruments.
Notice to Investors in the European Economic Area
In relation to each Member State of the European Economic Area (the “EEA”) (each, a “Relevant State”), no securities have been offered or will be offered to the public in that Relevant State in connection with this offering prior to the publication of a prospectus in relation to our securities which has been approved by the competent authority in that Relevant State or, where appropriate, approved by the competent authority in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation, except that an offer to the public in that Relevant State of our securities may be made at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)
in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of our securities shall require us or any underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our securities in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.
This selling restriction is in addition to any other selling restrictions set out below.
Notice to Investors in the United Kingdom
No securities have been offered or will be offered to the public in the United Kingdom in connection with this offering prior to the publication of a prospectus in relation to our securities which either (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Regulation 74 of the Prospectus (Amendment etc.) (EU Exit) Regulations 2019, except that an offer to the public in the United Kingdom of our securities may be made at any time:
(a)
to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b)
to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representative for any such offer; or

(c)
in any other circumstances falling within section 86 of the Financial Services and Markets Act 2000 (as amended, the “FSMA”),

provided that no such offer of our securities shall require us or any underwriters to publish a prospectus pursuant to section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.
For the purposes of this provision, the expression an “offer to the public” in relation to our securities in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and our securities to be offered so as to enable an investor to decide to purchase our securities, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law in the United Kingdom by virtue of the European Union (Withdrawal) Act 2018.
This selling restriction is in addition to any other selling restrictions set out below.
The underwriters severally represent, warrant and agree as follows:
(a)
it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) to persons who have professional experience in matters relating to investments falling with Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which section 21 of FSMA does not apply to the company; and

(b)
it has complied with, and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

Notice to Residents of the State of Israel
This prospectus does not constitute a prospectus under the Israeli Securities Law, 5728-1968, as amended (the “Israel Securities Law”), and has not been filed with or approved by the Israel Securities Authority. In the State of Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the securities offered hereby is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum (the “Addendum”), to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals”, each as defined in the Addendum (as it may be amended from time to time), collectively referred to as “qualified investors” (in each case purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors will be required to submit a written confirmation that they fall within the scope of the Addendum, are aware of the meaning of the same and agree to it.
Notice to Residents of Japan
Our shares have not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended) (the “EIEA”). The underwriters will not offer or sell any of our shares directly or indirectly in Japan or to, or for the benefit of any Japanese person or to others, for re-offering or re-sale directly or indirectly in Japan or to any Japanese person, except in each case pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the EIEA of Japan and any other applicable laws and regulations of Japan. For purposes of this paragraph, “Japanese person” means any person resident in Japan, including any corporation or other entity organized under the laws of Japan.
Notice to Residents of Hong Kong
The underwriters and each of their affiliates have not (1) offered or sold, and will not offer or sell, in Hong Kong, by means of any document, our shares other than (A) to “professional investors” as defined in the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made under that Ordinance or (B) (Winding Up and Miscellaneous Provisions) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32, Laws of Hong Kong) or which do not constitute an offer to the public within the meaning of that Ordinance or (2) issued or had in its possession for the purposes of issue, and will not issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere any advertisement, invitation or document relating to our shares which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to our securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance. The contents of this document have not been reviewed by any regulatory authority in Hong Kong. You are advised to exercise caution in relation to the offer. If you are in any doubt about any of the contents of this document, you should obtain independent professional advice.
Notice to Residents of Singapore
This prospectus or any other offering material relating to our shares has not been and will not be registered as a prospectus with the Monetary Authority of Singapore, and the shares will be offered in Singapore pursuant to exemptions under Section 274 and Section 275 of the Securities and Futures Act, Chapter 289 of Singapore (the “Securities and Futures Act”). Accordingly our shares may not be offered or sold, or be the subject of an invitation for subscription or purchase, nor may this prospectus or any other offering material relating to our shares be circulated or distributed, whether directly or indirectly, to the public or any member of the public in Singapore other than (a) to an institutional investor or other person specified in Section 274 of the Securities and Futures Act, (b) to a sophisticated investor, and in accordance with the conditions specified in Section 275 of the Securities and Futures Act or (c) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act.
Notice to Residents of Germany
Each person who is in possession of this prospectus is aware that no German sales prospectus (Verkaufsprospekt) within the meaning of the Securities Sales Prospectus Act (Wertpapier-Verkaufsprospektgesetz, the “Act”) of the Federal Republic of Germany has been or will be published with respect to our shares. In particular, the underwriters have represented that they have not engaged and have agreed that they will not engage in a public offering (offentliches Angebot) within the meaning of the Act with respect to any of our shares otherwise then in accordance with the Act and all other applicable legal and regulatory requirements.
Notice to Residents of France
The shares are being issued and sold outside the Republic of France and that, in connection with their initial distribution, it has not offered or sold and will not offer or sell, directly or indirectly, any shares to the public in the Republic of France, and that it has not distributed and will not distribute or cause to be distributed to the public in the Republic of France this prospectus or any other offering material relating to the shares, and that such offers, sales and distributions have been and will be made in the Republic of France only to qualified investors (investisseurs qualifiés) in accordance with Article L.411-2 of the Monetary and Financial Code and decrét no. 98-880 dated October 1, 1998.
Notice to Residents of the Netherlands
Our shares may not be offered, sold, transferred or delivered in or from the Netherlands as part of their initial distribution or at any time thereafter, directly or indirectly, other than to, individuals or legal entities situated in The Netherlands who or which trade or invest in securities in the conduct of a business or profession (which includes banks, securities intermediaries (including dealers and brokers), insurance companies, pension funds, collective investment institution, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities; hereinafter, “Professional Investors”); provided that in the offer, prospectus and in any other documents or advertisements in which a forthcoming offering of our shares is publicly announced (whether electronically or otherwise) in The Netherlands it is stated that such offer is and will be exclusively made to such Professional Investors. Individual or legal entities who are not Professional Investors may not participate in the offering of our shares, and this prospectus or any other offering material relating to our shares may not be considered an offer or the prospect of an offer to sell or exchange our shares.
Notice to Prospective Investors in the Cayman Islands
No offer or invitation, whether directly or indirectly, may be made to the public in the Cayman Islands to subscribe for our securities.
Notice to Canadian Residents
Resale Restrictions
The distribution of shares in Canada is being made only in the provinces of Ontario, Quebec, Alberta and British Columbia on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of these securities are made. Any resale of the shares in Canada must be made under applicable securities laws which may vary depending on the relevant jurisdiction, and which may require resales to be made under available statutory exemptions or under a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the securities.
Representations of Canadian Purchasers
By purchasing shares in Canada and accepting delivery of a purchase confirmation, a purchaser is representing to us and the dealer from whom the purchase confirmation is received that:
•
the purchaser is entitled under applicable provincial securities laws to purchase the shares without the benefit of a prospectus qualified under those securities laws as it is an “accredited investor” as defined under National Instrument 45-106-Prospectus Exemptions;

•
the purchaser is a “permitted client” as defined in National Instrument 31-103-Registration Requirements, Exemptions and Ongoing Registrant Obligations;

•
where required by law, the purchaser is purchasing as principal and not as agent; and

•
the purchaser has reviewed the text above under Resale Restrictions.

Conflicts of Interest
Canadian purchasers are hereby notified that the underwriters are relying on the exemption set out in section 3A.3 or 3A.4, if applicable, of National Instrument 33-105-Underwriting Conflicts from having to provide certain conflict of interest disclosure in this document.
Statutory Rights of Action
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if the prospectus (including any amendment thereto) such as this document contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser of these securities in Canada should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Enforcement of Legal Rights
All of our directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or those persons. All or a substantial portion of our assets and the assets of those persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or those persons in Canada or to enforce a judgment obtained in Canadian courts against us or those persons outside of Canada.
Taxation and Eligibility for Investment
Canadian purchasers of shares should consult their own legal and tax advisors with respect to the tax consequences of an investment in the shares in their particular circumstances and about the eligibility of the shares for investment by the purchaser under relevant Canadian legislation.
Notice to persons in the onshore United Arab Emirates (UAE)
In accordance with the 2017 Promotion and Introduction Regulations (as amended) of the UAE Securities and Commodities Authority (SCA), our shares may only be promoted and offered in the UAE (excluding the Dubai International Financial Centre (DIFC) and the Abu Dhabi Global Market (ADGM)) without the prior approval of SCA where the promotion is directed to: (i) the UAE federal government and local governments, governmental institutions and authorities; (ii) companies fully owned by any of the aforementioned; (iii) international bodies and organizations; (iv) entities licensed by the SCA or equivalent regulatory authority; (v) a corporate person who meets, at the date of its last financial statements, at least two of the following requirements: (1) total assets of AED (75) million; (2) net annual revenues of AED (150) million; and (3) has net owner equity or paid-up capital of AED (7) million; or (vi) following a ‘reverse’ (i.e. unsolicited) enquiry by an investor. Further, this document does not constitute a public offer of our shares in the UAE (excluding the DIFC and the ADGM) and is not intended to be a public offer. The SCA has not verified this document or other documents in connection with our shares and the SCA may not be held liable for the accuracy or completeness of the information in this document. Our shares may be illiquid or subject to restrictions on their resale. Prospective investors should conduct their own due diligence on our shares. If you do not understand the contents of this document you should consult an authorized financial advisor.
Notice to persons in the Abu Dhabi Global Market (ADGM) in the UAE
This offer document is an ‘Exempt Offer’, in accordance with the ‘Market Rules’ of the ADGM Financial Services Regulatory Authority. This ‘Exempt Offer’ document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on by, any other person. The ADGM Financial Services Regulatory Authority has no responsibility for reviewing or verifying any documents in connection with ‘Exempt Offers’. The ADGM Financial Services Regulatory Authority has not approved this ‘Exempt Offer’ document nor taken steps to verify the information set out in it, and has no responsibility for it. The shares to which this Exempt Offer relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the securities. If you do not understand the contents of this ‘Exempt Offer’ document you should consult an authorized financial advisor. For the purposes of the financial-promotion restriction in the Financial Services and Markets Regulation of the ADGM, this offer document constitutes an ‘Exempt Communication’ or is not otherwise subject to that restriction. Where applicable, it is intended for distribution only to persons of a type specified in the relevant ‘Exempt Communication’. It must not be delivered to, or relied on by, any other person.
Notice to persons in the Dubai International Financial Centre (DIFC) in the UAE
This document relates to an ‘Exempt Offer’, in accordance with the Markets Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in the Market Rules. It must not be delivered to, or relied on, by any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with ‘Exempt Offers’. The DFSA has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. Our shares may be illiquid and/or subject to restrictions on their re-sale. Prospective purchasers of our shares should conduct their own due diligence on them. If you do not understand the contents of this document you should consult an authorized financial adviser. For the purposes of the financial-promotion restriction in the Regulatory Law 2004 (as amended) of the DIFC, this offer document constitutes an ‘exempt Financial Promotion’ or is not otherwise subject to that restriction. Where applicable, it is intended for distribution only to persons of a type specified in the relevant ‘Exempt Communication’. It must not be delivered to, or relied on by, any other person.
Notice to Prospective Investors in Australia
No prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission (“ASIC”) in relation to the offering. This document does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (Cth) (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.
Any offer in Australia of the shares may only be made to persons who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), to “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.
In addition, the securities must not be offered for sale in Australia in the period of 12 months after their respective date of issue, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring the securities must observe such Australian on-sale restrictions.
This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Legal Matters
The validity of the shares of common stock offered by this prospectus will be passed upon for us by Mayer Brown LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP is representing the underwriters in this offering.
Experts
The consolidated financial statements of Outbrain Inc. as of December 31, 2020 and 2019, and for each of the years in the two-year period ended December 31, 2020 have been included herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

Where You Can Find Additional Information
We filed a registration statement on Form S-1 with the SEC with respect to the registration of the common stock offered for sale with this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits to the registration statement. For further information about us, the common stock we are offering by this prospectus and related matters, you should review the registration statement, including the exhibits filed as a part of the registration statement.
Statements made in this prospectus concerning the contents of any contract, agreement or other document are not complete descriptions of all terms of these documents. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed for a complete description of its terms. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit. You should read this prospectus and the documents that we have filed as exhibits to the registration statement of which this prospectus forms a part completely.
As a result of this offering, we will become subject to the information and periodic reporting requirements of the Exchange Act, as amended, and, in accordance with such requirements, will file periodic reports, proxy statements, and other information with the SEC.
Our filings with the SEC, including the registration statement of which this prospectus forms a part, periodic reports, proxy statements, and other information will be available for inspection at the website of the SEC. The address of the website is http://www.sec.gov. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent registered accounting firm.

OUTBRAIN INC.
INDEX TO FINANCIAL STATEMENTS
Unaudited condensed consolidated financial statements as of March 31, 2021 and for the three months ended March 31, 2020
Audited consolidated financial statements as of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

OUTBRAIN INC.
Condensed Consolidated Balance Sheets
(In thousands, except for number of shares and par value)
	March 31, 2021	December 31, 2020
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$95,042	$93,641
Accounts receivable, net of allowances	150,739	165,449
Prepaid expenses and other current assets	19,093	18,326
Total current assets	264,874	277,416
Property, equipment and capitalized software, net	24,071	24,756
Intangible assets, net	9,064	9,812
Goodwill	32,881	32,881
Other assets	11,075	11,621
TOTAL ASSETS	$341,965	$356,486
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$116,733	$118,491
Accrued compensation and benefits	16,841	23,000
Accrued and other current liabilities	90,065	109,747
Deferred revenue	5,945	5,512
Total current liabilities	229,584	256,750
Other liabilities	15,949	17,105
TOTAL LIABILITIES	$245,533	$273,855
Commitments and Contingencies (Note 8)
Convertible preferred stock, par value of $0.001 per share, Series A, B, C, D, E, F, G and H — aggregate of 27,766,563 shares authorized as of March 31, 2021 and December 31, 2020; and aggregate of 27,652,451 shares issued and outstanding as of March 31, 2021 and December 31, 2020	162,444	162,444
STOCKHOLDERS’ DEFICIT:
Common stock, par value of $0.001 per share — 65,183,785 shares authorized as of March 31, 2021 and December 31, 2020; 17,367,049 and 17,158,802 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	17	17
Additional paid-in capital	94,540	92,705
Accumulated other comprehensive loss	(3,070)	(4,290)
Accumulated deficit	(157,499)	(168,245)
TOTAL STOCKHOLDERS’ DEFICIT	(66,012)	(79,813)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$341,965	$356,486
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Condensed Consolidated Statements of Operations
(In thousands)
	Three Months Ended March 31,
	2021	2020
	(Unaudited)
Revenue	$228,024	$177,332
Cost of revenue:
Traffic acquisition costs	167,613	136,806
Other cost of revenue	6,942	7,873
Total cost of revenue	174,555	144,679
Gross profit	53,469	32,653
Operating expenses:
Research and development	8,428	6,982
Sales and marketing	19,868	20,295
General and administrative	10,393	14,893
Total operating expenses	38,689	42,170
Income (loss) from operations	14,780	(9,517)
Other income (expense), net:
Interest expense	(170)	(165)
Interest income and other income (expense), net	(2,253)	1,241
Total other income (expense), net	(2,423)	1,076
Income (loss) before provision for income taxes	12,357	(8,441)
Provision for income taxes	1,611	1,129
Net income (loss)	$10,746	$(9,570)
Net income (loss) per common share:
Basic	$0.24	$(0.58)
Diluted	$0.21	$(0.58)
Pro forma net income per common share:
Basic	$0.20
Diluted	$0.19
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Condensed Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
	Three Months Ended March 31,
	2021	2020
	(Unaudited)
Net income (loss)	$10,746	$(9,570)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,220	(1,837)
Comprehensive income (loss)	$11,966	$(11,407)
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except for number of shares)
(Unaudited)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2020	27,652,451	$162,444	17,158,802	$17	92,705	$(4,290)	$(168,245)	$(79,813)
Issuance of common stock upon exercise of employee stock option	—	—	103,146	—	296	—	—	296
Issuance of common stock upon vesting of restricted stock units	—	—	105,101	—	—	—	—	—
Stock-based compensation	—	—	—	—	1,539	—	—	1,539
Other comprehensive loss	—	—	—	—	—	1,220	—	1,220
Net profit	—	—	—	—	—	—	10,746	10,746
Balance—March 31, 2021	27,652,451	$162,444	17,367,049	$17	94,540	$(3,070)	$(157,499)	$(66,012)
	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Other Comprehensive Loss	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance—December 31, 2019	27,652,451	$162,444	16,584,315	$17	88,446	$(5,523)	$(172,602)	$(89,662)
Issuance of common stock upon exercise of employee stock option	—	—	58,236	—	323	—	—	323
Issuance of common stock upon vesting of restricted stock units	—	—	74,141	—	—	—	—	—
Other comprehensive loss	—	—	—	—	—	(1,837)	—	(1,837)
Stock-based compensation	—	—	—	—	830	—	—	830
Net loss	—	—	—	—	—	—	(9,570)	(9,570)
Other	—	—	—	—	—	—	(8)	(8)
Balance—March 31, 2020	27,652,451	$162,444	16,716,692	$17	89,599	$(7,360)	$(182,180)	$(99,924)
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Condensed Consolidated Statements of Cash Flows
(In thousands)
	Three Months Ended
	March 31, 2021	March 31, 2020
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$10,746	$(9,570)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization of property and equipment	1,604	1,652
Amortization of capitalized software development costs	1,997	1,790
Amortization of intangible assets	926	1,207
Loss (gain) on sale of assets	9	(1,114)
Stock-based compensation	1,487	916
Provision for doubtful accounts	653	336
Deferred income taxes	(385)	(307)
Other	2,392	(638)
Changes in operating assets and liabilities:
Accounts receivable	13,916	13,845
Prepaid expenses and other current assets	(1,495)	(2,432)
Other assets	197	(1,470)
Accounts payable	(1,791)	626
Accrued and other current liabilities	(25,400)	9,587
Deferred revenue	440	(271)
Other	110	179
Net cash provided by operating activities	5,406	14,336
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(239)	(1,010)
Capitalized software development costs	(2,529)	(2,201)
Proceeds from sale of assets	—	1,117
Other	(19)	(27)
Net cash used in investing activities	(2,787)	(2,121)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of common stock options and warrants	299	209
Principal payments on capital obligation arrangements	(1,106)	(1,165)
Borrowings on revolving credit facility	—	10,000
Net cash (used in) provided by financing activities	(807)	9,044
Effect of exchange rate changes	(430)	(1,437)
NET INCREASE IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	1,382	19,822
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — Beginning of period	94,067	49,982
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH — End of period	$95,499	$69,804
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH TO THE CONDENSED CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$95,042	$69,424
Restricted cash, included in other assets	407	380
Total cash, cash equivalents, and restricted cash	$95,499	$69,804
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$53	$846
Cash paid for interest	$162	$152
Stock-based compensation capitalized for software development costs	$52	$50
Purchases of property and equipment included in accounts payable	$2	$59
Property and equipment financed under capital obligation arrangements	$842	$634
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Organization, Description of Business, Basis of Presentation, Use of Estimates and Recently Issued Accounting Pronouncements
Organization and Description of Business
Outbrain Inc., together with our subsidiaries (“Outbrain”, the “Company”, “we”, “our” or “us”) was incorporated in August 2006 in Delaware. The Company is headquartered in New York, New York and has wholly-owned subsidiaries in Israel, Europe, Asia, Brazil and Australia.
Outbrain is a leading recommendation platform powering the open web. Our platform provides personalized recommendations that appear as links to content, advertisements and videos on media owner’s online properties. We generate revenue from marketers through user engagements with ads that we deliver across a variety of third-party media owner’s properties. We pay traffic acquisition costs to our media owner partners on whose digital properties the recommendations are shown. Our advertiser solutions are mainly priced using a performance-based model based on the actual number of engagements generated by users. The actual number of engagements generated by users is highly dependent on our ability to generate trustworthy and interesting recommendations to individual users based on our proprietary algorithms. A small portion of our revenue is generated through advertisers participating in programmatic auctions wherein the pricing is determined by the auction results and not dependent on user engagement.
Basis of Presentation
The accompanying condensed consolidated financial statements were prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”) for interim financial information and are unaudited. Certain information and disclosures normally included in condensed consolidated financial statements prepared in accordance with US GAAP have been condensed or omitted. Accordingly, these condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2020.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures at the date of the condensed consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Estimates and assumptions made in the accompanying condensed consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, sales allowance, software development costs eligible for capitalization, valuation of deferred tax assets, the useful lives of property and equipment, the useful lives and fair value of intangible assets and goodwill, the fair value of stock-based awards, the recognition and measurement of income tax uncertainties and other contingencies. Actual results could differ materially from these estimates.
Certain Risks and Concentrations
Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Our cash and cash equivalents and restricted cash are generally invested in high-credit quality financial instruments with both banks and financial institutions to reduce the amount of exposure to any single financial institution.
We generally do not require collateral to secure accounts receivable. No single marketer accounted for 10% or more of our total revenue for the three months ended March 31, 2021 or March 31, 2020 or 10% or more of our gross accounts receivable balance as of March 31, 2021 or December 31, 2020.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
1. Organization, Description of Business, Basis of Presentation, Use of Estimates and Recently Issued Accounting Pronouncements (continued)
For the three months ended March 31, 2021, two media owners individually accounted for approximately 12% and 10% of our total traffic acquisition costs. For the three months ended March 31, 2020, two media owners each individually accounted for 13% of our total traffic acquisition costs.
Segment Information
Our chief operating decision maker is our Co-Chief Executive Officer who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. Accordingly, we have a single operating and reportable segment.
Recently Issued Accounting Pronouncements
Recently issued accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than twelve months, regardless of their classification. Leases with a term of twelve months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). In June 2020 the FASB issued ASU 2020-05 Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, the amendments in this update defer the effective date of ASU 2016-02 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, early application continues to be permitted. The Company plans to adopt this standard on January 1, 2022, as required. The Company is in the process of analyzing its lease portfolio and assessing the impacts of adoption on its consolidated financial statements. The Company expects its assets and liabilities to increase in connection with the recording of right-of-use assets and lease liabilities upon adoption of this standard.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires consideration of forward-looking information to calculate credit loss estimates. These changes will result in an earlier recognition of credit losses. The Company’s financial assets held at amortized cost include accounts receivable. The amendments in ASU 2020-05 deferred the effective date for Topic 326 to fiscal years beginning after December 15, 2022. The Company plans to adopt this standard on the earlier of January 1, 2023 or on losing its emerging growth company status. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements or related disclosures.
See Note 1 to the Company’s audited consolidated financial statements for the year ended December 31, 2020 for a complete disclosure of the Company’s significant accounting policies.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
2. Revenue Recognition
The following table presents total revenue based on where our marketers are physically located:
	Three Months Ended March 31,
	2021	2020
	(In thousands)
USA	$78,087	$65,550
Europe, the Middle East and Africa (EMEA)	126,545	90,477
Other	23,392	21,305
Total revenue	$228,024	$177,332
Contract Balances
There were no contract assets as of March 31, 2021 or December 31, 2020. Contract liabilities primarily relate to upfront payments and consideration received from customers. As of March 31, 2021 and December 31, 2020, the Company’s contract liabilities were recorded as deferred revenue in the condensed consolidated balance sheets.
3. Fair Value Measurements
The following table sets forth the fair value of our financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy:
	March 31, 2021
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Restricted time deposit(1)	$—	$406	$—	$406
Severance pay fund deposits(1)	—	5,035	—	5,035
Total financial assets	$—	$5,441	$—	$5,441
Financial Liabilities:
Foreign currency forward contract(2)	$—	$780	$—	$780
Total financial liabilities	$—	$780	$—	$780
	December 31, 2020
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Restricted time deposit(1)	$—	$426	$—	$426
Severance pay fund deposits(1)	—	5,379	—	5,379
Foreign currency forward contract(3)	—	553	—	553
Total financial assets	$—	$6,358	$—	$6,358

(1)
Recorded within other assets

(2)
Recorded within accrued and other current liabilities

(3)
Recorded within prepaid expenses and other current assets

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
3. Fair Value Measurements (continued)
During the three months ended March 31, 2021 and March 31, 2020, we recognized losses related to mark-to-market adjustments for undesignated foreign currency forward contracts of $1.3 million and $0.2 million, respectively, within interest income and other income (expense) in the condensed consolidated statements of operations.
4. Balance Sheet Components
Accounts Receivable, Net
Accounts receivable, net consists of the following:
	March 31, 2021	December 31, 2020
	(In thousands)
Accounts receivable	$154,958	$169,623
Allowance for doubtful accounts	(4,219)	(4,174)
Accounts receivable, net	$150,739	$165,449
Allowance for Doubtful Accounts
The allowance for doubtful accounts consists of the following activity:
	March 31, 2021	December 31, 2020
	(In thousands)
Allowance for doubtful accounts, beginning balance	$4,174	$3,281
Provision for doubtful accounts, net of recoveries	675	2,668
Write-offs	(630)	(1,775)
Allowance for doubtful accounts, ending balance	$4,219	$4,174
Property, Equipment and Capitalized Software, Net
Property, equipment and capitalized software, net consists of the following:
	March 31, 2021	December 31, 2020
	(In thousands)
Computer equipment	$34,280	$41,735
Capitalized software development costs	46,309	43,728
Software	3,205	3,444
Leasehold improvements	1,697	2,805
Furniture and fixtures	528	908
Property, equipment and capitalized software, gross	86,019	92,620
Less: accumulated depreciation and amortization	(61,948)	(67,864)
Total property, equipment and capitalized software, net	$24,071	$24,756

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
4. Balance Sheet Components (continued)
Accrued and Other Current Liabilities
Accrued and other current liabilities consist of the following:
	March 31, 2021	December 31, 2020
	(In thousands)
Accrued traffic acquisition costs	$60,407	$77,195
Accrued tax liabilities	8,101	9,622
Accrued agency commissions	9,395	8,755
Capital lease obligations, current	3,903	3,853
Other	8,259	10,322
Total accrued and other current liabilities	$90,065	$109,747
In addition to our accrued traffic acquisition cost, accounts payable includes $110.4 million and $111.7 million of traffic acquisition costs as of March 31, 2021 and December 31, 2020, respectively.
5. Goodwill and Intangible Assets
The Company’s goodwill balance was $32.9 million at March 31, 2021 and December 31, 2020 and the Company has not recorded any accumulated impairments of goodwill.
The gross carrying amount and accumulated amortization of our intangible assets are as follows:
	As of March 31, 2021
	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Developed technology	36-48 months	$8,425	$(8,425)	$—
Customer relationships	48 months	5,493	(3,174)	2,319
Publisher relationships	48 months	8,703	(4,002)	4,701
Trade names	8 years	1,724	(396)	1,328
Other	14 years	848	(132)	716
Total intangible assets, net		$25,193	$(16,129)	$9,064
	As of December 31, 2020
	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Developed technology	36-48 months	$8,425	$(8,388)	$37
Customer relationships	48 months	5,694	(3,166)	2,528
Publisher relationships	48 months	9,111	(3,986)	5,125
Trade names	8 years	1,805	(395)	1,410
Other	14 years	830	(118)	712
Total intangible assets, net		$25,865	$(16,053)	$9,812
No impairment charges were recorded during the three months ended March 31, 2021 and March 31, 2020.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
5. Goodwill and Intangible Assets (continued)
As of March 31, 2021, estimated amortization related to our identifiable acquisition-related intangible assets in future periods was as follows:
As of March 31, 2021	Amount
(In thousands)
2021	$2,637
2022	3,516
2023	1,601
2024	267
2025	267
Thereafter	776
Total	$9,064
6. Long Term Debt
Revolving Credit Facility
The Company is party to a loan and security agreement (“Revolving Credit Facility”) with Silicon Valley Bank (“SVB”) that provides us an initial maximum borrowing capacity of up to $35.0 million that we may use to borrow against our qualifying receivables based on a defined borrowing formula. The Revolving Credit Facility was amended in November 2018 which extended the maturity date from October 2019 to November 2, 2021. The Revolving Credit Facility was further amended in March 2020 which revised certain financial covenants.
The Revolving Credit Facility contains customary conditions to borrowings, events of default and negative covenants, including covenants that restrict the Company’s ability to dispose of assets, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of its capital stock, make investments or engage in transactions with our affiliates. The Company is also subject to financial covenants with respect to a monthly modified liquidity ratio and Adjusted EBITDA for trailing six-month periods.
Our obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the assets of the Company with a negative pledge on our intellectual property. The Company was in compliance with all financial covenants under its Revolving Credit Facility as of March 31, 2021.
As of March 31, 2021 and December 31, 2020, we had no borrowings outstanding under our Revolving Credit Facility and our available borrowing capacity was $35.0 million based on the defined borrowing formula.
7. Income Taxes
The Company’s effective tax rates for the three months ended March 31, 2021 and March 31, 2020 were 13.0% and (13.4)%, respectively. The Company’s effective tax rate differed from the United States federal statutory tax rate of 21% primarily due to the full valuation allowance recorded against the U.S. deferred tax assets for the three months ended March 31, 2021, and our deferred tax assets in the U.S. and in one of our foreign subsidiaries for the three months ended March 31, 2020, respectively.
We recognize accrued interest and penalties related to unrecognized tax benefits in our income tax provision. The balance in our unrecognized tax benefits at March 31, 2021 and December 31, 2020 was $1.3 million and $1.2 million, respectively. While it is often difficult to predict the outcome of any particular

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
7. Income Taxes (continued)
uncertain tax position, it is reasonably possible that our unrecognized tax benefits will decrease approximately $0.4 million during the next twelve months. We expect that the amount of unrecognized tax benefits will continue to change in the future as a result of ongoing operations, the outcomes of audits, and the expiration of the statutes of limitations. These changes are not expected to have a significant impact on our results of operations or financial condition.
8. Commitments and Contingencies
From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, we may receive letters alleging infringement of patent or other intellectual property rights. We are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that, in our opinion, would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
9. Stock-based Compensation
We issue equity awards under our Omnibus Securities and Incentive Plan adopted in September 2007, as amended in January 2009 (the “Plan”). The plan is administered by the Company’s board of directors or designated person(s) and provides for grants of options, and restricted awards. As of March 31, 2021, approximately 788,877 shares were available for grant.
We recognize stock-based compensation for stock-based awards, including stock-options, restricted stock awards (“RSAs”), restricted stock units (“RSUs” and stock appreciation rights (“SARs”) based on the estimated fair value of the awards. We estimated the fair value of our stock option awards on the grant date using the Black-Scholes option pricing model. The fair value of our RSUs and RSUs Is the fair value of our common stock on the date of grant.
In our accompanying condensed consolidated statements of operations, we recognized stock-based compensation for our employees and non-employees as follows:
	Three months ended March 31,
	2021	2020
	(in thousands)
Research and development	$247	$178
Sales and marketing	555	475
General and administrative	685	263
Total stock-based compensation	$1,487	$916
During the three months ended March 31, 2021 and March 31, 2020, we have not recorded any stock-based compensation related to our stock option awards, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition because the performance condition is not probable of occurring until a qualifying liquidity event (qualified IPO or change of control) has occurred. If a qualifying liquidity event had occurred on March 31, 2021, we would have recorded $11.4 million in additional stock-based compensation related to our stock options, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
9. Stock-based Compensation (continued)
The following table summarizes stock option, RSA and RSU activity under the Plan and related information:
		Options Outstanding	RSAs and RSUs Unvested and Outstanding
	Number of Shares	Weighted- Average Exercise Price	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding – December 31, 2020	5,475,481	$6.36	4,036,409	$9.35
Options exercised	(130,079)	4.34	—	—
RSUs vested	—	—	(105,100)	9.74
Cancellations	(262,698)	4.06	(164,001)	9.49
Outstanding – March 31, 2021	5,082,704	$6.53	3,767,308	$9.33
Exercisable – March 31, 2021	3,772,185	$5.37
Stock Options
There were no stock options granted during the three months ended March 31, 2021. As of March 31, 2021, total unrecognized stock-based compensation related to unvested stock options was $4.8 million, which is expected to be recognized over a weighted-average period of 3.7 years. Certain stock options vest only upon IPO or other performance conditions.
Restricted Stock Awards
As of March 31, 2021, the total unrecognized stock-based compensation related to unvested RSAs is $0.3 million. Certain RSAs issued during 2012 and 2013 relate to common stock issued in exchange for loans in the amount of the exercise price of the awards. The awards were also subject to a performance condition that is not probable until an IPO occurs. Because the notes were considered to be in-substance nonrecourse notes receivable, the awards are treated as a stock options for accounting purposes.
Restricted Stock Units
For those RSUs subject to occurrence of a performance condition because the performance condition is not probable until an IPO or certain merger and acquisition events have occurred, we have not recorded any stock-based compensation to date. As of March 31, 2021, the unrecognized stock-based compensation related to unvested RSUs not subject to performance conditions is $10.0 million.
Stock Appreciation Rights (SARs)
The Plan provides for the award of Stock Appreciation Rights that are granted in connection with a related option to certain employees. The fair value of each SAR award is estimated using a similar method described for stock options. The fair value of each vested SAR award is recalculated at the end of each reporting period and the liability and expense adjusted based on the new fair value. Because these SARs vest upon an IPO and the satisfaction of other performance conditions and these performance conditions are not probable to occur until an IPO has occurred, we have not recorded any stock-based compensation for the three-month periods ended March 31, 2021 and 2020 or recorded a liability related to these SAR grants as of March 31, 2021 or December 31, 2020. As of March 31, 2021 and December 31, 2020, 3,391 SAR awards were outstanding with a weighted average grant date fair value of $3.93.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
9. Stock-based Compensation (continued)
Stock-Based Awards Granted Outside of Equity Incentive Plans
Warrants
The Company issued equity classified warrants to purchase shares of common stock to certain third-party advisors, consultants and financial institutions with exercise prices ranging from $0.0017 to $8.28 per share. The exercise period of the warrants is until the earlier of the closing of an IPO, the closing of a deemed liquidation event or the end of the warrant terms. As of March 31, 2021 and December 31, 2020, the Company had 621,089 warrants outstanding with a weighted exercise price of $4.96.
10. Income (Loss) Per Share
We apply the two-class method to calculate basic and diluted income (loss) per share attributable to common stockholders as shares of our convertible preferred stock are participating securities due to their participation rights. The two-class method is an earnings allocation method under which earnings per share is calculated for common stock considering a participating security’s rights to undistributed earnings as if all such earnings had been distributed during the period. Our participating securities are not included in the computation of loss per share attributable to common stockholders in periods of net loss because the convertible preferred stockholders have no contractual obligation to participate in losses.
	Three Months Ended March 31,
	2021	2020
	(In thousands, except share and per share data)
Numerator:
Basic and diluted:
Net income (loss)	$10,746	$(9,570)
Less: undistributed earnings allocated to participating securities	(6,631)	—
Net income (loss) attributable to common stockholders	$4,115	$(9,570)
Denominator:
Basic weighted-average shares used in computing income (loss) attributable to common stockholders	17,221,336	16,640,063
Weighted average dilutive share equivalents: Stock options, Warrants, RSAs and RSUs	2,835,890	—
Diluted weighted-average shares used in computing income (loss) attributable to common stockholders	20,057,226	16,640,063
Net income (loss) per share attributable to common stockholders:
Basic	$0.24	$(0.58)
Diluted	$0.21	$(0.58)

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
10. Income (Loss) Per Share (continued)
The following weighted average shares have been excluded from the calculation of diluted income (loss) per share attributable to common stockholders for each period presented because they are anti-dilutive:
	Three Months Ended March 31,
	2021	2020
Convertible preferred stock	27,652,451	27,652,451
Options to purchase common stock	1,050,459	2,120,993
Warrants	—	339,770
Restricted stock units	34,615	271,008
Total shares excluded from diluted income (loss) per share	28,737,525	30,384,222
Unaudited Pro Forma Basic and Diluted Net Income Per Share
Pro forma basic and diluted net loss per share attributable to common stockholders was computed to give effect to the automatic conversion of all series of convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma share amounts give effect to our stock options, RSAs, RSUs and SARs that have satisfied the service condition as of March 31, 2021 and will vest upon the satisfaction of a qualified liquidity event, which was assumed to occur as of January 1, 2020. Also, pro-forma share amounts assume that warrants that expire upon an initial public offering are exercised. The unaudited pro forma basic and diluted net income per share do not give effect to the Notes issued on July 1, 2021 or the potential exchange of those Notes for Convertible Notes (see Note 11). If we elect to exchange the Notes for Convertible Notes, diluted earnings per share in future periods could be impacted if, under the if-converted method, the effect would be more dilutive.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
10. Income (Loss) Per Share (continued)
The following table sets forth the computation of our unaudited pro forma basic and diluted net income per share attributable to common stockholders:
Three Months Ended March 31, 2021
(In thousands, except share and per share data)
Numerator:
Net income	$10,746
Stock-based compensation expense, net of tax, recorded upon a qualifying event	(1,381)
Net income attributable to common stockholders used in computing pro forma net income per share, basic and diluted	$9,365
Denominator—basic:
Weighted-average shares used in computing pro forma net income per share, basic	17,221,336
Weighted-average pro-forma adjustment to reflect conversion of convertible preferred into common stock in accordance with the terms of the outstanding convertible preferred stock	27,652,451
Weighted-average pro-forma adjustment to reflect assumed vesting of RSUs and RSAs upon consummation of our expected initial public offering	1,612,167
Weighted average pro-forma adjustment to reflect assumed exercise of warrants due to acceleration of expiration of the warrants	244,619
Weighted-average shares used in computing pro forma net income per share, basic	46,730,573
Denominator—diluted: Pro forma weighted average shares, basic	46,730,573
Weighted average pro forma dilutive share equivalents:
Stock options warrants and RSUs	2,768,324
Weighted-average shares used in computing pro forma net income per share, diluted	49,498,897
Pro forma net income per share, basic	$0.20
Pro forma net income per share, diluted	$0.19
11. Subsequent Events
We evaluated subsequent events through May 28, 2021, the date these condensed consolidated financial statements were issued.
On April 29, 2021, we were notified that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation into the hiring in our industry that includes us. We are cooperating with the Antitrust Division. While there can be no assurance regarding the ultimate resolution of this matter, we do not believe that our conduct violated applicable law.

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
11. Subsequent Events (continued)
Subsequent to May 28, 2021:
Senior Subordinated Secured Notes
On July 1, 2021, we completed the sale of $200 million aggregate principal amount of senior subordinated secured notes due July 1, 2026 (the “Notes”), in a private placement (the “Private Placement”) to one or more institutional investors affiliated with and funds managed by, The Baupost Group, L.L.C. (the “Baupost Investors”), pursuant to a Senior Subordinated Secured Note Purchase Agreement dated July 1, 2021 (the “Note Purchase Agreement”).
We intend to exchange the Notes for Convertible Notes (described below) upon the consummation of this offering. Upon issuance of the Convertible Notes, all the Notes and the obligations thereunder shall be canceled and extinguished.
Exchange of Notes for Convertible Notes
Pursuant to the Note Purchase Agreement, we agreed that upon the consummation of our initial public offering or a similar liquidity event (an “IPO”) that results in our having a pre-money equity value of less than or equal to $2 billion, we will, at our option, either (i) exchange all the Notes for newly-issued five-year Convertible Senior Notes (the “Convertible Notes”) having an aggregate principal amount equal to the Minimum Note Redemption Price (described below) or (ii) redeem all the Notes for cash in an amount equal to the Minimum Note Redemption Price. The Minimum Note Redemption Price will be equal to the greater of (a) $236 million if the IPO occurs on or before August 15, 2021 (or $240 million if the IPO occurs after August 15, 2021 but on or before December 31, 2021) and (b) an internal rate of return of 16% per annum, compounded quarterly and determined under the Note Purchase Agreement. As noted above, we intend to exchange the Notes for the Convertible Notes upon the consummation of this offering.
The Convertible Notes will have a term of five (5) years. The initial conversion rate for the Convertible Notes per $1,000 principal amount of Convertible Notes will be a number of shares of common stock equivalent to a conversion price of 125% of the initial public offering price of our common stock. The Convertible Notes will bear a stated interest equal to the greater of (A) 2.95% per annum and (B) 2.95% per annum plus (x) the closing yield of the 5-year U.S. Treasury Rate as of the business day immediately prior to the day of issuance of the Convertible Notes minus (y) 0.80%, rounded up to the next highest 0.05% increment. Holders of the Convertible Notes may, at their option, convert all or any portion of their Convertible Notes into shares of our common stock at any time until the second scheduled trading day immediately preceding the maturity date, at the conversion rate then in effect. We will settle conversions of the Convertible Notes by paying or delivering, as the case may be, cash, shares of our common stock, or a combination thereof, at our election.
In connection with the Private Placement and the execution of the Note Purchase Agreement, we agreed to a form of indenture for the Convertible Notes (“Convertible Notes Indenture Form”) that will govern the Convertible Notes when issued upon the consummation of the IPO. Pursuant to the Convertible Notes Indenture Form, we agreed to issue Convertible Notes with an aggregate principal amount equal to the Minimum Note Redemption Price. If we undergo a fundamental change (as defined in the Convertible Notes Indenture Form) prior to the five-year maturity date, holders may, at their option, require us to repurchase for cash all or any portion of their Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. We may not redeem the Convertible Notes prior to the third-year anniversary of their issuance. On or after such third-year anniversary, we may, at our option, redeem for cash all or any portion of the Convertible Notes, if the last reported sale price of our common stock has been at least 130% of the conversion price on each of at least 20 trading days during the 30 consecutive trading day period ending on and including the trading day preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued

OUTBRAIN INC.
Notes to Condensed Consolidated Financial Statements
(Unaudited)
11. Subsequent Events (continued)
and unpaid interest to, but excluding, the redemption date. In addition, calling any Convertible Note for redemption will constitute a “make-whole fundamental change” with respect to that Convertible Note, in which case the conversion rate applicable to the conversion of that Convertible Note will be increased if it is converted by holders after it is called for redemption.
The Convertible Notes will also include standard provisions regarding “fundamental changes,” “make-whole fundamental changes,” adjustments to conversion rates upon the happening of specified events, events of default and remedies, customary for public company convertible notes. The Bank of New York Mellon has agreed to act as trustee for the Convertible Notes.
SVB Subordination Agreement
The Notes issued in the Private Placement, which will be exchanged and cancelled upon the IPO, bear interest that accrues at the rate of (i) prior to July 1, 2024, 10.0% per annum and (ii) on and after July 1, 2024, 14.5% per annum, and is payable, in cash or in kind at our option, quarterly. The Notes are our senior secured obligations and will, on a date on or before 60 days following the closing of the Private Placement, be guaranteed, on a senior secured basis by certain of our wholly-owned subsidiaries and secured by a second priority lien on all of our and their tangible and intangible assets, subject to certain excluded assets, permitted liens and customary exceptions. Subject to certain exceptions, the Note Purchase Agreement limits our ability to incur debt, pay dividends or make restricted payments, sell or dispose assets, incur liens securing debt, enter into affiliate transactions, or merge or sell all or substantially all our assets. The agreement contains customary events of default including, nonpayment of principal or interest, breach of negative covenants or fundamental representations, and certain bankruptcy or insolvency events.
In connection with the Revolving Credit Facility and our entering into the Note Purchase Agreement, SVB, the Baupost Investors and the Bank of New York Mellon as collateral agent for the Notes, entered into a subordination agreement, dated as of July 1, 2021, pursuant to which (i) SVB, as senior creditor, consented to our entering into Note Purchase Agreement and related loan documents and (ii) the Baupost Investors agreed to subordinate our obligations to them under the Notes to our obligations to SVB.
Reverse Stock Split
In connection with the IPO, our board of directors and stockholders approved a 1-for-1.70 reverse stock split of our common stock. The reverse stock split became effective on July 13, 2021. The par value of the common stock was not adjusted as a result of the reverse stock split. In addition, adjustments corresponding to the reverse stock split were made to the ratio at which the convertible preferred stock will convert into common stock immediately prior to the closing of the IPO, in accordance with existing terms of the convertible preferred stock. All share and per-share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively to reflect the reverse stock split and adjustment of the conversion ratio of the convertible preferred stock.

Report of Independent Registered Public Accounting Firm
To the Stockholders and Board of Directors of Outbrain Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Outbrain Inc. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2013.
New York, New York
March 25, 2021, except for Note 14, which is as of July 14, 2021

OUTBRAIN INC.
Consolidated Balance Sheets
(In thousands, except for number of shares and par value)
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$93,641	$49,593
Accounts receivable, net of allowances	165,449	141,746
Prepaid expenses and other current assets	18,326	13,306
Total current assets	277,416	204,645
Property, equipment and capitalized software, net	24,756	24,532
Intangible assets, net	9,812	13,302
Goodwill	32,881	32,881
Other assets	11,621	7,164
TOTAL ASSETS	$356,486	$282,524
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$118,491	$85,619
Accrued compensation and benefits	23,000	14,909
Accrued and other current liabilities	109,747	87,090
Deferred revenue	5,512	3,213
Total current liabilities	256,750	190,831
Other liabilities	17,105	18,911
TOTAL LIABILITIES	$273,855	$209,742
Commitments and Contingencies (Note 7)
Convertible preferred stock, par value of $0.001 per share, Series A, B, C, D, E, F, G and H−aggregate of 27,766,563 shares authorized as of December 31, 2020 and 2019; aggregate of 27,652,451 shares issued and outstanding as of December 31, 2020 and 2019, respectively; and aggregate liquidation preference of $200.4 million as of December 31, 2020 and 2019	162,444	162,444
STOCKHOLDERS’ DEFICIT:
Common stock, par value of $0.001 per share−65,183,785 shares authorized as of December 31, 2020 and 2019; 17,158,802 and 16,584,315 shares issued and outstanding as of December 31, 2020 and 2019	17	17
Additional paid-in capital	92,705	88,446
Accumulated other comprehensive loss	(4,290)	(5,523)
Accumulated deficit	(168,245)	(172,602)
TOTAL STOCKHOLDERS’ DEFICIT	(79,813)	(89,662)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$356,486	$282,524
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Consolidated Statements of Operations
(In thousands)
	2020	2019
Revenue	$767,142	$687,333
Cost of revenue:
Traffic acquisition costs	572,802	517,000
Other cost of revenue	29,278	28,548
Total cost of revenue	602,080	545,548
Gross profit	165,062	141,785
Operating expenses:
Research and development	28,961	26,391
Sales and marketing	77,570	78,941
General and administrative	48,354	51,038
Total operating expenses	154,885	156,370
Income (loss) from operations	10,177	(14,585)
Other income (expense), net:
Interest expense	(832)	(601)
Interest income and other income (expense), net	(1,695)	152
Total other income (expense), net	(2,527)	(449)
Income (loss) before provision for income taxes	7,650	(15,034)
Provision for income taxes	3,293	5,480
Net income (loss)	$4,357	$(20,514)
Net income (loss) per common share:
Basic	$0.10	$(1.34)
Diluted	$0.08	$(1.34)
Pro forma net loss per common share:
Basic	$(0.11)
Diluted	$(0.11)
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Consolidated Statements of Comprehensive Income (Loss)
(In thousands)
	2020	2019
Net income (loss)	$4,357	$(20,514)
Other comprehensive income (loss):
Foreign currency translation adjustments	1,233	(16)
Comprehensive income (loss)	$5,590	$(20,530)
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(In thousands, except for number of shares)
	Convertible Preferred Stock		Common Stock		Additional Paid In Capital	Accumulated Other Comprehensive (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance–January 1, 2019	27,627,168	$162,164	12,455,471	$12	$45,056	$(5,507)	$(152,088)	$(112,527)
Issuance of Series H convertible preferred stock for a business combination	20,617	228	—	—	—	—	—	—
Issuance of Series H convertible preferred stock for an asset acquisition	4,666	52	—	—	—	—	—	—
Issuance of common stock upon exercise of employee stock option	—	—	252,946	—	943	—	—	943
Issuance of common stock upon vesting of restricted stock units	—	—	272,719	1	—	—	—	1
Issuance of common stock upon acquisition	—	—	3,603,179	4	38,329	—	—	38,333
Stock-based compensation	—	—	—	—	4,118	—	—	4,118
Other comprehensive loss	—	—	—	—	—	(16)	—	(16)
Net loss	—	—	—	—	—	—	(20,514)	(20,514)
Balance–December 31, 2019	27,652,451	$162,444	16,584,315	$17	$88,446	$(5,523)	$(172,602)	$(89,662)
Issuance of common stock upon exercise of employee stock option	—	—	278,165	—	394	—	—	394
Issuance of common stock upon vesting of restricted stock units	—	—	296,322	—	—	—	—	—
Stock-based compensation	—	—	—	—	3,865	—	—	3,865
Other comprehensive loss	—	—	—	—	—	1,233	—	1,233
Net income	—	—	—	—	—	—	4,357	4,357
Balance–December 31, 2020	27,652,451	$162,444	17,158,802	$17	$92,705	$(4,290)	$(168,245)	$(79,813)
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Consolidated Statements of Cash Flows
(In thousands)
	For year-ended December 31, 2020	For year-ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$4,357	$(20,514)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization of property and equipment	6,638	6,248
Amortization of capitalized software development costs	7,545	6,461
Amortization of intangible assets	4,326	4,035
Amortization of deferred traffic acquisition costs	—	38
Non-cash interest	43	51
Loss on disposal of property and equipment	—	(25)
Gain on sale of asset	(1,095)	—
Stock-based compensation	3,588	3,876
Provision for doubtful accounts	2,621	3,189
Deferred income taxes	(2,256)	(141)
Other	(1,414)	(22)
Changes in operating assets and liabilities:
Accounts receivable	(24,124)	4,797
Prepaid expenses and other current assets	(3,729)	1,038
Other assets	(1,821)	(146)
Accounts payable	31,429	(25,366)
Accrued and other current liabilities	24,109	32,291
Deferred revenue	2,159	1,045
Other	610	(115)
Net cash provided by operating activities	52,986	16,740
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(1,511)	(2,452)
Capitalized software development costs	(8,990)	(7,935)
Proceeds from sale of assets	1,117	—
Acquisition of business	—	2,920
Other	(39)	(122)
Net cash used in investing activities	(9,423)	(7,589)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of common stock options and warrants	545	882
Principal payments on capital lease obligations	(4,773)	(4,541)
Net cash used in financing activities	(4,228)	(3,659)
Effect of exchange rate changes	4,750	64
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS AND RESTRICTED CASH	44,085	5,556
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH−Beginning of period	49,982	44,426
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH−End of period	$94,067	$49,982
RECONCILIATION OF CASH, CASH EQUIVALENTS, AND RESTRICTED CASH TO THE CONSOLIDATED BALANCE SHEETS
Cash and cash equivalents	$93,641	$49,593
Restricted cash, included in other assets	426	389
Total cash, cash equivalents, and restricted cash	$94,067	$49,982
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes, net of refunds	$2,639	$5,489
Cash paid for interest	$760	$548
Stock-based compensation capitalized for software development costs	$212	$242
Purchases of property and equipment included in accounts payable	$135	$142
Property and equipment financed under capital obligation arrangements	$4,834	$6,769
Series H convertible preferred stock issued for acquisition of a business	$—	$228
Series H convertible preferred stock issued for asset acquisition	$—	$52
Common stock issued for acquisition of a business	$—	$40,060
See Accompanying Notes to Consolidated Financial Statements.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies
Organization and Description of Business
Outbrain Inc. together with our subsidiaries (“Outbrain”,the “Company”, “we”, “our” or “us”) was incorporated in August 2006 in Delaware. The Company is headquartered in New York, New York and has wholly-owned subsidiaries in Israel, Europe, Asia, Brazil and Australia.
Outbrain is a leading recommendation platform powering the open web. Our platform provides personalized recommendations that appear as links to content, advertisements and videos on media owner’s online properties. We generate revenue from marketers through user engagements with promoted recommendations that we deliver across a variety of third-party media owner’s properties. We pay traffic acquisition costs to our media owner partners on whose digital properties the recommendations are shown. Our advertiser solutions are mainly priced using a performance-based model based on the actual number of engagements generated by users. The actual number of engagements generated by users is highly dependent on our ability to generate trustworthy and interesting recommendations to individual users based on our proprietary algorithms. A small portion of our revenue is generated through advertisers participating in programmatic auctions wherein the pricing is determined by the auction results and not dependent on user engagement.
Basis of Presentation
The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). The accompanying consolidated financial statements include the accounts of Outbrain Inc. and our wholly owned subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation. Certain reclassifications have been made to amounts reported for the prior years to achieve consistent presentation with the current year.
Use of Estimates
The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expense during the reporting period. We base our estimates and judgments on historical information and on various other assumptions that we believe are reasonable under the circumstances. Estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to, the allowance for doubtful accounts, sales allowance, software development costs eligible for capitalization, valuation of deferred tax assets, the useful lives of property and equipment, the useful lives and fair value of intangible assets and goodwill, the fair value of stock-based awards, the recognition and measurement of income tax uncertainties and other contingencies. Actual results may differ from those estimates and assumptions.
Cash and Cash Equivalents
We consider all highly liquid investments with maturities of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of cash on hand and highly liquid investments in money market funds.
Restricted Cash
Restricted cash represents security deposits for facility leases as well as time deposits with financial institutions. Restricted cash is included in other assets in the accompanying consolidated balance sheets.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
Fair Value Measurement
We utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. Our financial instruments include restricted time deposits, severance pay fund deposits and foreign currency forward contract assets. We determine the fair value of our financial instruments based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, in which Level I provides the most reliable measure of fair value, whereas Level III, if applicable, generally would require significant management judgment:
Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and
Level III—Unobservable inputs that are signsificant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.
Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable are recorded at invoiced amounts, net of allowances for doubtful accounts, if applicable, and are unsecured and do not bear interest. Accounts receivable also include earned and billable amounts not yet invoiced as of the end of the reporting period.
The allowance for doubtful accounts is based on the best estimate of the amount of probable credit losses in existing accounts receivable. We evaluate the collectability of our accounts receivable based on known collection risks and historical experience. In circumstances where we are aware of a customer’s inability to meet its financial obligations to us (e.g., bankruptcy filings or substantial downgrading of credit ratings), we record a specific reserve for bad debts against amounts due to reduce the net recognized receivable to the amount we reasonably believe will be collected. For all other customers, we record reserves for bad debts based on the length of time the receivables are past due and our historical experience of collections and write-offs. If circumstances change, such as higher-than-expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligations, our estimate of amounts collectible could be reduced by a material amount.
Certain Risks and Concentrations
Financial instruments that potentially subject us to concentrations of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Our cash and cash equivalents and restricted cash are generally invested in high-credit quality financial instruments with both banks and financial institutions to reduce the amount of exposure to any single financial institution.
We generally do not require collateral to secure accounts receivable. No single marketer accounted for 10% or more of our total revenue for the years ended 2020 and 2019 or 10% or more of our gross accounts receivable balance as of December 31, 2020 and 2019.
For the year ended December 31, 2020, two media owners individually accounted for 12% and 11% of our total traffic acquisition costs. For the year ended December 31, 2019, two media owners individually accounted for 14% and 11% of our total traffic acquisition costs.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
Property, equipment and capitalized software, net
Property and equipment, including leasehold improvements, are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets. Depreciation on property and equipment, excluding leasehold improvements, is three years. Leasehold improvements are amortized on a straight-line basis over the shorter of the estimated useful lives of the assets or the remaining lease term. Amortization on leasehold improvements ranges from one to nine years.
We capitalize qualifying development costs associated with software that is developed or obtained for internal use, provided that management with the relevant authority authorizes and commits to the funding of the project, it is probable the project will be completed and the software will be used to perform the function intended. Capitalized costs, including costs incurred for enhancements that are expected to result in additional significant functionality are capitalized and amortized on a straight-line basis over the estimated useful life, which approximates three years. Costs related to preliminary project activities and post-implementation operation activities, including training and maintenance, are expensed as incurred.
Intangible assets, net
Intangible assets primarily consist of developed technology and customer and media owner relationships resulting from acquisitions. Intangible assets are carried at cost, less accumulated amortization, unless a determination has been made that their value has been impaired. Intangible assets are amortized on a straight-line basis over their estimated useful lives. Amortization expense in the accompanying consolidated statements of operations is included as a component of other cost of revenue for developed technology assets and sales and marketing expense for customer and media owner relationships and tradenames.
Impairment of Long-Lived Assets
Long-lived assets consist of our property, equipment, capitalized software development costs and other assets, including identifiable intangible assets with finite lives. Our long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than we had originally estimated. Recoverability of these assets is first assessed by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over their remaining lives. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life.
Goodwill
Goodwill represents the excess of the purchase price of an acquired entity over the fair value of intangible assets acquired and liabilities assumed. Goodwill is not amortized but instead evaluated for impairment. We perform our annual impairment test of goodwill during the fourth quarter of each fiscal year or whenever events or circumstances change that would indicate that goodwill may not be recoverable. In conducting our impairment test, we can opt to perform a qualitative assessment to test goodwill for impairment or we can directly perform the two-step impairment test described below. Based on our qualitative assessment, if we determine that the fair value of a reporting unit is more likely than not (a likelihood of more than 50%) to be less than its carrying amount, the two-step impairment test will be performed. In the first step, we compare the fair value of our reporting unit to its carrying amount. If the fair value of the reporting unit exceeds the carrying value of the net assets assigned to that unit, goodwill is not considered impaired and we are not required to perform further testing. If the carrying value of the net assets assigned to the reporting unit exceeds the fair value of the reporting unit, then we must perform the

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
second step of the impairment test in order to determine the implied fair value of the reporting unit’s goodwill. In the second step, if the carrying value of a reporting unit’s goodwill exceeds its implied fair value, then we would record an impairment loss equal to the difference. Based on our qualitative assessment performed during the fourth quarter of fiscal years 2020 and 2019, we concluded that it was more-likely-than-not that the estimated fair value of Company’s single reporting unit exceeded its carrying value. Accordingly, we did not recognize any goodwill impairment charges for the years ended December 31, 2020 and 2019.
Revenue Recognition
In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606) to supersede nearly all current revenue recognition guidance under US GAAP. The core principle of Topic 606 is to recognize revenues when goods or services are transferred to customers in an amount that reflects the consideration that is expected to be received for those goods or services. ASU 2014-09 provides a five-step model to achieve this core principle and, in doing so, it is possible that more judgment and estimates may be required within the revenue recognition process than required under previous US GAAP, including identifying performance obligations in a contract, estimating the amount of variable consideration to include in the transaction price and allocating the transaction price to each separate performance obligation. The Company adopted the new standard effective with our December 31, 2019 annual financial statements using the modified retrospective approach. The adoption did not have a material impact on our consolidated financial statements.
We recognize revenues when we transfer control of promised services directly to our customers, in an amount that reflects the consideration to which we expect to be entitled to in exchange for those services. The Company recognizes revenue pursuant to the five-step framework contained in ASC 606: (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue as the Company satisfies the performance obligations.
We generate revenue primarily from marketers through user engagement with personalized display advertisements that we place on third-party media owners web pages and mobile applications. Our platform delivers personalized recommendations to end-users that appear as links to articles and videos on media owners’ sites.
Our customers include brands, performance marketers and other advertisers, which we collectively refer to as our marketers, each of whom contract for use of our services primarily through insertion orders or through our online process, allowing marketers to establish budgets for their advertising campaigns. Advertising campaigns are billed on a monthly basis. Our payment terms generally range from 30 to 60 days.
For advertising campaigns priced on a cost-per-click basis, we bill our marketers and recognize revenue when a user clicks on an advertisement we deliver.
For campaigns priced on a cost-per-impression basis, we bill our marketers and recognize revenue based on the number of times an advertisement is displayed to a user.
Variable consideration, including allowances, discounts, refunds, credits, incentives, or other price concessions, is estimated and recorded at the time that related revenue is recognized. Advance payments from marketers for future services represent contract liabilities and are recorded as deferred revenue in our consolidated balance sheets.
The determination of whether revenue should be reported on a gross or a net basis involves significant judgement. In general, we act as a principal on behalf of our marketers and revenue is recognized gross of

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
any distribution costs that we remit to the media owners. In these cases, we control the advertising inventory before it is transferred to or marketers. Our control is evidenced by our ability to monetize and direct the use of the advertising inventory before it is transferred to our marketers. For those revenue arrangements where we do not control the advertising inventory before it is transferred to our marketers, we are the agent and recognize revenue on a net basis. We recognize revenue net of applicable sales taxes.
Cost of Revenue
Traffic Acquisition Costs.   Traffic acquisition costs consist of amounts we owe to media owners when users engage with promoted recommendations on media owners’ properties. We incur costs with media owners in the period in which the click-throughs occur or in some circumstances based on a guaranteed minimum rate of payment from us in exchange for guaranteed placement of our promoted recommendations on specified portions of the media owners online properties. These guaranteed rates are typically provided per thousand qualified page views, whereby our minimum monthly payment to the media owner may fluctuate based on how many qualified page views the media owner generates, subject to a maximum guarantee. Traffic acquisition costs also include amounts payable to programmatic supply partners.
In some instances, we may make upfront payments to media owners in connection with long-term contracts. We capitalize these advance payments under these agreements if select capitalization criteria have been met. The capitalization criteria include the existence of future economic benefits to us, the existence of legally enforceable recoverability language (e.g., early termination clauses), management’s ability and intent to enforce the recoverability language and the ability to generate future earnings from the agreement in excess of amounts deferred. Capitalized amounts are amortized as traffic acquisition costs over the shorter of the period of contractual recoverability or the corresponding period of economic benefit. Amounts not yet paid are accrued systematically based on our estimate of user engagement.
Other Cost of Revenue.   Cost of revenue also includes costs related to the management of our data centers, hosting fees, data connectivity costs and depreciation and amortization. Cost of revenue also includes the amortization of capitalized software that is developed or obtained for internal use associated with our revenue-generating technologies. Additionally, other cost of revenue includes amortization of intangible assets related to developed technology acquired by us and used in our revenue-generating efforts.
Research and Development
We incur research and development expenses primarily relating to the development and enhancement of our content discovery platform. These expenses consist primarily of personnel and the related overhead costs and amortization of capitalized software for non-revenue generating infrastructure. Research and development expenses are expensed as incurred, except for internal-use software development costs that qualify for capitalization.
Advertising and Promotional Costs
Advertising and promotional costs are included in sales and marketing expenses as incurred in the accompanying consolidated statements of operations. Advertising and promotional costs were $9.3 million and $11.0 million for the years ended December 31, 2020 and 2019, respectively.
Segment Information
Our chief operating decision maker is our Co-Chief Executive Officer who makes resource allocation decisions and assesses performance based on financial information presented on a consolidated basis. We have one business activity and there are no segment managers who are held accountable for operations, operating results beyond revenues or gross profit, or plans for levels or components below the consolidated level. Accordingly, we have a single operating and reportable segment.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
Stock-based Compensation
We recognize stock-based compensation for stock-based awards, including stock options, restricted stock awards (“RSAs”), restricted stock units (“RSUs”) and stock appreciation rights (“SARs”) based on the estimated fair value of the awards. We estimate the fair value of our stock option awards on the grant date using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the use of judgments and assumptions, including the option’s expected term and the price volatility of the underlying stock. The fair value of our RSAs and RSUs is the fair value of our common stock on the date of grant. We account for forfeitures as they occur.
Stock option awards, RSAs, RSUs and SARs generally vest subject to the satisfaction of service requirements, the satisfaction of both service requirements and achievement of certain performance conditions, or the satisfaction of service requirements and achievement of certain performance and market conditions. For stock awards that vest subject to the satisfaction of service requirements, stock-based compensation is measured based on the fair value of the award on the date of grant and is recognized as stock-based compensation on a straight-line basis over the requisite service period. For stock awards that have a performance component, stock-based compensation is measured based on the fair value on the grant date and is recognized over the requisite service period as achievement of the performance objective becomes probable.
For common stock options or warrants issued to non-employees, including consultants, we record stock-based compensation based on the fair value of the options or warrants calculated using the Black-Scholes option pricing model. We calculate the fair value of each stock-based award to non-employees on each measurement date based on the fair value of our common stock. The fair value of each stock-based award granted to non-employees is remeasured as the options or warrants vest, and the resulting change in fair value is recognized in the consolidated statements of operations during the period the related services are rendered.
Foreign Currency
We transact business in various foreign currencies. In general, the functional currency of our foreign subsidiaries is the currency of the local country. Consequently, revenues and expenses of operations outside the United States are generally translated into U.S. dollars using weighted-average exchange rates, while assets and liabilities are translated into U.S. dollars using exchange rates in effect at the balance sheet date with the resulting translation adjustments recorded as a component of accumulated other comprehensive loss within the statements of convertible preferred stock and stockholders’ deficit. Foreign currency transaction gains and losses resulting from transactions denominated in a currency other than the functional currency are recognized in the consolidated statements of operations. The net foreign exchange transaction gains (losses) included in interest income and other income (expense), net in the accompanying consolidated statements of operations were ($3.1) million and $0.3 million for the years ended December 31, 2020 and 2019, respectively.
Derivative Financial Instruments
We are exposed to certain risks relating to our ongoing business operations, including but not limited to, fluctuations in foreign currency exchange rates. We may enter into foreign currency forward exchange contracts to manage our foreign currency exchange risk by reducing the effects of fluctuations in foreign currency exchange rates on our net cash flows. For derivative financial instruments in which hedge accounting is not elected or applicable, we recognize gains and losses resulting from a change in fair value for these derivatives on the consolidated statement of operations in other income (expense) in the period in which the change occurs. We classify cash flows from these contracts as operating activities on the consolidated statements of cash flows.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
The notional amount of our outstanding derivative instruments was $8.8 million and $11.5 million as of December 31, 2020 and 2019, respectively. We did not designate these foreign currency forward contracts as a hedge. The fair value of our derivatives are included in other current assets or accrued and other current liabilities in our consolidated balance sheets. We measure the fair value of our outstanding or unsettled derivatives using Level II fair value inputs, as we use a pricing model that takes into account contractual terms as well as the current foreign currency exchange rate in active markets.
Severance Pay Asset and Liability
We record a severance pay asset and liability on our consolidated balance sheets related to our employees located in Israel. Our liability for severance pay is calculated pursuant to Israeli severance pay law based on the most recent salary for the employees multiplied by the number of years of employment, as of the respective balance sheet date. Employees are entitled to one-month salary for each year of employment or a portion thereof. Our liability at each respective balance sheet date for all of our Israeli employees is fully accrued in other liabilities in the accompanying consolidated balance sheets. We fund this obligation through monthly deposits to the employee’s pension and management insurance policies. The carrying value of these policies is recorded as a severance fund asset in other assets in the accompanying consolidated balance sheets.
The deposited funds may be withdrawn only upon the fulfillment of our obligation pursuant to Israeli severance pay law. The carrying value of our deposited funds is based on the cash surrender value of these policies and includes profits accumulated through the respective balance sheet date.
Income Taxes
We account for income taxes using an asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets and liabilities are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized. To the extent that we believe any amounts are not more likely than not to be realized, we record a valuation allowance to reduce the deferred income tax assets. Our deferred tax assets of $2.8 million and $1.2 million as of December 31, 2020 and 2019, respectively, are included within other assets in the consolidated balance sheet while deferred tax liabilities of $3.4 million and $3.9 million as of December 31, 2020 and 2019, respectively, are included within other liabilities in the consolidated balance sheet. We regularly assess the need for the valuation allowance on our deferred tax assets, and to the extent that we determine that an adjustment is needed, such adjustment will be recorded in the period that the determination is made.
We recognize the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. We recognize penalties related to income tax matters as income tax expense.
COVID-19 Impacts
In March 2020, the World Health Organization declared COVID-19 as a global pandemic. The COVID-19 pandemic has resulted in a global slowdown of economic activity causing a decrease in demand for a broad variety of goods and services, including those provided by certain advertisers using our platform. Many of our advertiser partners reduced their advertising spending, which had a negative impact on our results during the first half of 2020. As customers gradually shifted their spending towards digital advertising, our revenue trends improved meaningfully and returned to growth during the third and fourth

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
1. Organization, Description of Business and Summary of Significant Accounting Policies (continued)
quarters of 2020. Although we have seen a recovery in the advertising market and our business in the recent months, the full impact of the COVID-19 pandemic on the global economy and the extent to which the pandemic may impact our business, financial condition, and results of operations in the future remains uncertain.
Recently Issued Accounting Pronouncements
Recently issued accounting pronouncements not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which sets out the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASU 2016-02 supersedes the previous leases standard, Leases (Topic 840). In June 2020 the FASB issued ASU 2020-05 Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842): Effective Dates for Certain Entities, the amendments in this update defer the effective date of ASU 2016-02 for private companies to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, early application continues to be permitted. Although adoption is not required until January 1, 2022, the Company is still evaluating the adoption date and will adopt on the earlier of January 1, 2022 or on losing Emerging Growth Company status. The Company continues to assess all impacts of adoption and expects lease liabilities and right-of-use assets to increase as a result of the adoption.
In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss model which requires consideration of forward-looking information to calculate credit loss estimates. These changes will result in an earlier recognition of credit losses. The amendment is effective for fiscal years beginning after December 15, 2019, including interim periods within those fiscal years. The Company’s financial assets held at amortized cost include accounts receivable. The amendments in ASU 2020-05 also defer the effective date for Topic 326 which is required to be implemented for fiscal years beginning after December 15, 2022. The Company is still evaluating the adoption date and will adopt on the earlier of January 1, 2023 or on losing Emerging Growth Company status. The Company does not expect the adoption of this standard will have a material impact on the consolidated financial statements or related disclosures.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
2. Fair Value Measurements
The following table sets forth the fair value of our financial assets and liabilities measured on a recurring basis by level within the fair value hierarchy:
	December 31, 2020
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Restricted time deposit	$—	$426	$—	$426
Severance pay fund deposits	—	5,379	—	5,379
Foreign currency forward contract	—	553	—	553
Total financial assets	$—	$6,358	$—	$6,358
	December 31, 2019
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets:
Restricted time deposit	$—	$389	$—	$389
Severance pay fund deposits	—	4,542	—	4,542
Foreign currency forward contract	—	117	—	117
Total financial assets	$—	$5,048	$—	$5,048
3. Balance Sheet Components
Accounts Receivable, Net
Accounts receivable, net consists of the following:
	December 31,
	2020	2019
	(In thousands)
Accounts receivable	$169,623	$145,027
Allowance for doubtful accounts	(4,174)	(3,281)
Accounts receivable, net	$165,449	$141,746
Allowance for Doubtful Accounts
The allowance for doubtful accounts consists of the following activity:
	Year Ended December 31,
	2020	2019
	(In thousands)
Allowance for doubtful accounts, beginning balance	$3,281	$2,049
Provision for doubtful accounts	2,668	3,373
Recoveries	—	3
Write-offs	(1,775)	(2,144)
Allowance for doubtful accounts, ending balance	$4,174	$3,281

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
3. Balance Sheet Components (continued)
Property, Equipment and Capitalized Software, Net
Property, equipment and capitalized software, net consists of the following:
	December 31,
	2020	2019
	(In thousands)
Computer and equipment	$41,735	$37,122
Capitalized software development costs	43,728	34,525
Software	3,444	4,259
Leasehold improvements	2,805	3,122
Furniture and fixtures	908	1,028
Property, equipment and capitalized software, gross	92,620	80,056
Less: accumulated depreciation and amortization	(67,864)	(55,524)
Total property, equipment and capitalized software, net	$24,756	$24,532
We capitalized software development costs, including stock-based compensation, of $9.2 million and $8.2 million for the years ended December 31, 2020 and 2019, respectively. Accumulated amortization for our capitalized software development costs was $29.8 million and $22.2 million as of December 31, 2020 and 2019, respectively.
As of December 31, 2020 and 2019, total computer equipment financed and software licensed under capital leases was $7.4 million and $7.0 million, net of accumulated amortization of $17.2 million and $13.5 million. Amortization expense related to total computer equipment financed and software licensed under capital leases was $3.7 million and $4.5 million for the years ended December 31, 2020 and 2019.
Accrued and Other Current Liabilities
Accrued and other current liabilities consist of the following:
	December 31,
	2020	2019
	(In thousands)
Accrued traffic acquisition costs	$77,195	$61,003
Accrued tax liabilities	9,622	5,451
Accrued agency commissions	8,755	7,277
Capital obligations, current	3,853	3,804
Other accrued expenses	10,322	9,555
Total accrued and other current liabilities	$109,747	$87,090
In addition to our accrued traffic acquisition cost, accounts payable includes $111.7 million and $78.2 million of traffic acquisition costs as of December 31, 2020 and 2019, respectively.
4. Acquisition
On April 1, 2019, we completed the acquisition of all of the outstanding shares of Ligatus GmbH (“Ligatus”), a German-based native advertising company, pursuant to a share purchase agreement between the Company and the sellers, Gruner + Jahr GmbH.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
4. Acquisition (continued)
The acquisition date fair value of the consideration transferred was approximately $40.1 million, which consisted of 3,603,179 shares of Outbrain common stock valued at $11.12 per share.
The acquisition was accounted for as a business combination and the results of operations of the acquired entity have been included in the Company’s results of operations as of the acquisition date. The purpose of the acquisition was to expand our native offering to advertisers and strengthen our relationships with our media owners. The Company expensed all transaction costs in the period in which they were incurred. The Company allocated the purchase price to identifiable assets acquired based on their estimated fair values. The fair value of the consideration transferred and the assets acquired and liabilities assumed was determined by the Company and in doing so management engaged a third-party valuation specialist to assist with the measurement of the fair value of identifiable intangible assets. The estimated fair value of the identifiable assets acquired and liabilities assumed was based on management’s best estimates. The fair values of the publisher relationships were determined using the multi-period excess earnings income approach and the customer relationships were determined using the cost approach. The fair value of trade names was determined using the relief-from-royalty method. The excess of the purchase price over the aggregate fair value of the identifiable assets acquired was recorded as goodwill and is primarily attributable to expected synergies the Company expects from future growth and potential monetization opportunities. The goodwill is deductible for tax purposes.
The table below presents the fair values allocated to Ligatus’ assets and liabilities as of the acquisition date.
Cash and cash equivalents	$2,920
Accounts receivable	17,394
Prepaid expenses and other current assets	3,916
Publisher relationships—intangible asset	8,345
Customer relationships—intangible asset	4,115
Tradenames	1,653
Property and equipment and other assets	563
Accounts payable	(6,223)
Accrued and other liabilities	(4,052)
Deferred revenue	(189)
Deferred tax liability	(4,581)
Net assets acquired	23,861
Goodwill	16,199
Total	$40,060
Identifiable intangible assets acquired are amortized on a straight-line basis over their estimated useful lives. The Company estimated the useful lives of the acquired relationships to be four (4) years, and trade names to be eight (8) years. Amortization expense in the accompanying consolidated statements of operations is included as a component of sales and marketing expense for the acquired intangible assets.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
5. Goodwill and Intangible Assets
The changes in the carrying value of goodwill are as follows:
	Year Ended December 31,
	2020	2019
	(In thousands)
Goodwill, opening balance	$32,881	$16,682
Acquisition	—	16,199
Goodwill, closing balance	$32,881	$32,881
The Company has not recorded any accumulated impairments of goodwill.
The gross carrying amount and accumulated amortization of our intangible assets are as follows:
	December 31, 2020
	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Developed technology	36-48 months	$8,425	$(8,388)	$37
Customer relationships	48 months	5,694	(3,166)	2,528
Publisher relationships	48 months	9,111	(3,986)	5,125
Trade names	8 years	1,805	(395)	1,410
Other	14 years	830	(118)	712
Total intangible assets, net		$25,865	$(16,053)	$9,812
	December 31, 2019
	Amortization Period	Gross Value	Accumulated Amortization	Net Carrying Value
	(In thousands)
Developed technology	36−48 months	$8,425	$(7,434)	$991
Customer relationships	48 months	5,304	(1,970)	3,334
Publisher relationships	48 months	8,321	(1,560)	6,761
Trade names	8 years	1,648	(155)	1,493
Other	14 years	790	(67)	723
Total intangible assets, net		$24,488	$(11,186)	$13,302
No impairment charges were recorded during the years ended December 31, 2020 and 2019.
As of December 31, 2020, estimated amortization related to our identifiable acquisition-related intangible assets in future periods was as follows:

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
5. Goodwill and Intangible Assets (continued)
Year Ending December 31,	Amount
(In thousands)
2021	$3,390
2022	3,353
2023	1,687
2024	247
2025	247
Thereafter	888
Total	$9,812
6. Long Term Debt
Revolving Credit Facility
The Company is party to a loan and security agreement (“Revolving Credit Facility”) with Silicon Valley Bank (“SVB”) that provides us an initial maximum borrowing capacity of up to $35.0 million that we may use to borrow against our qualifying receivables based on a defined borrowing formula. The Revolving Credit Facility was amended in November 2018 which extended the maturity date from October 2019 to November 2, 2021.
The Revolving Credit Facility contains customary conditions to borrowings, events of default and negative covenants, including covenants that restrict the Company’s ability to dispose of assets, merge with or acquire other entities, incur indebtedness, incur encumbrances, make distributions to holders of its capital stock, make investments or engage in transactions with our affiliates. The Company is also subject to financial covenants with respect to a monthly modified liquidity ratio and Adjusted EBITDA for trailing six-month periods.
Our obligations under the Revolving Credit Facility are secured by a first priority security interest in substantially all of the assets of the Company with a negative pledge on our intellectual property. The Company was in compliance with all of its financial covenants under its Revolving Credit Facility as of December 31, 2020.
As of December 31, 2020 and December 31, 2019, we had no borrowings outstanding under our Revolving Credit Facility and our available borrowing capacity was $35.0 million based on the defined borrowing formula.
7. Commitments and Contingencies
Legal Proceedings
From time to time, we may become subject to legal proceedings, claims and litigation arising in the ordinary course of business. In addition, we may receive letters alleging infringement of patent or other intellectual property rights. We are not currently a party to any material legal proceedings, nor are we aware of any pending or threatened litigation that, in our opinion, would have a material adverse effect on our business, operating results, cash flows or financial condition should such litigation be resolved unfavorably.
Lease and Other Commitments
We lease certain office and data center facilities under non-cancelable operating lease arrangements for our U.S. and international locations that expire on various dates through 2024. In addition, we have entered

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
7. Commitments and Contingencies (continued)
into agreements to lease apartment facilities and motor vehicles. These arrangements require us to pay certain operating expenses, such as taxes, repairs and insurance and contain renewal and escalation clauses. We recognize rent expense under these arrangements on a straight-line basis over the term of the lease.
In addition, we leased certain equipment and computers under capital lease arrangements that expired at various dates through 2024.
As of December 31, 2020, the aggregate future non-cancelable minimum lease payments consist of the following:
Year Ending December 31:	Operating Leases	Capital Leases
	(In thousands)
2021	$6,437	$4,316
2022	3,807	2,645
2023	2,428	1,057
2024	1,811	129
2025	1,646	—
Thereafter	401	—
Total minimum payments required	$16,530	$8,147
Rent expense for all operating leases amounted to $4.7 million and $5.1 million for the years ended December 31, 2020 and 2019, respectively.
8. Common Stock Reserved for Issuance
We reserved shares of common stock, on an as-converted basis, for future issuance as follows:
	December 31,
	2020	2019
Conversion of outstanding Series A convertible preferred stock	4,156,416	4,156,416
Conversion of outstanding Series B convertible preferred stock	8,568,094	8,568,094
Conversion of outstanding Series C convertible preferred stock	3,810,263	3,810,263
Conversion of outstanding Series D convertible preferred stock	3,373,545	3,373,545
Conversion of outstanding Series E convertible preferred stock	635,410	635,410
Conversion of outstanding Series F convertible preferred stock	3,128,259	3,128,259
Conversion of outstanding Series G convertible preferred stock	3,254,243	3,254,243
Conversion of outstanding Series H convertible preferred stock	726,221	726,221
Outstanding stock options	5,475,481	4,927,113
Outstanding common stock warrants	621,089	629,913
Outstanding RSAs	111,909	111,909
Outstanding RSUs	3,919,805	2,575,902
SAR awards	3,391	4,336
Shares reserved for future option grants	390,661	2,888,833
Total common stock reserved for issuance	38,174,787	38,790,457

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
9. Convertible Preferred Stock
The following tables summarizes our authorized, issued and outstanding convertible preferred stock:
	December 31, 2020 and 2019
Convertible Preferred Stock:	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Liquidation Price Per Share	Aggregate Liquidation Preference
	(In thousands, except share data)
Series A	4,156,416	4,156,416	$5,053	$1.22842	$5,106
Series B	8,568,094	8,568,094	11,717	1.40055	12,000
Series C	3,810,263	3,810,263	12,330	2.88694	11,000
Series D	3,373,545	3,373,545	35,035	10.43919	35,217
Series E	635,410	635,410	6,054	9.44265	6,000
Series F	3,143,191	3,128,259	35,606	22.8055	71,342
Series G	3,333,042	3,254,243	48,612	15.00131	48,818
Series H	746,602	726,221	8,037	15.00131	10,894
Total convertible preferred stock	27,766,563	27,652,451	$162,444		$200,377
No convertible preferred stock was issued in 2020. In 2019, we issued a combined 25,283 shares of Series H convertible preferred stock in connection with a 2018 asset acquisition and a 2017 acquisition of a business.
We recorded the convertible preferred stock at fair value on the dates of issuance, net of issuance costs. We classify our convertible preferred stock outside of stockholders’ deficit because, in the event of certain “liquidation events” that are not solely within our control (including merger, acquisition, or sale of all or substantially all of our assets), the shares would become redeemable at the option of the holders. We did not adjust the carrying values of the convertible preferred stock to the deemed liquidation values of such shares since a liquidation event was not probable at any of the balance sheet dates. Subsequent adjustments to increase or decrease the carrying values to the ultimate liquidation values will be made if and when it becomes probable that such a liquidation event will occur.
The holders of our convertible preferred stock have various rights, preferences, and privileges as follows:
Conversion Rights
Each share of Series A, B, C, D, E, F, G and H convertible preferred stock is convertible at the option of the holder into the number of shares of common stock determined by dividing the original issue price by the applicable conversion price. The original issue price per share and initial conversion price per share is $1.22842 for Series A, $1.40055 for Series B, $2.88694 for Series C, $10.43919 for Series D, $9.44265 for Series E, $11.4028 for Series F and $15.00131 for Series G and Series H. At each reporting date, each share of Series A, B, C, D, E, F, G and H convertible preferred stock was convertible on a one-for-one basis into common stock at the respective conversion ratios. The conversion price for each share of convertible preferred stock is adjusted for certain recapitalizations, splits, combinations, common stock dividends, or similar events.
Conversion Rights In the Event of a Qualified Initial Public Offering
Each share of convertible preferred stock shall automatically be converted into shares of common stock at the then-effective conversion price upon the consummation of the Company’s sale of its common stock in a bona fide, firm commitment underwriting pursuant to a registration statement under the Securities

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
9. Convertible Preferred Stock (continued)
Act of 1933, as amended, yielding at least $30.0 million net to the Company (adjusted to reflect subsequent stock dividends, stock splits, or recapitalizations).
Conversion Price Adjustments
The conversion price per share of the Series A, B, C, D, F, G and H convertible preferred stock will be reduced if we issue any additional stock without consideration or for consideration per share less than the Series A, B, C, D, F, G and H convertible preferred stock conversion price in effect for that series.
Conversion Price Ratchet Adjustments in the Event of a Qualified Initial Public Offering
In the event of an initial public offering (“IPO”), if the IPO price per share is less than $15.65879 per share (or 1.5 times the Series D original issuance price), the conversion price of the Series D convertible preferred stock will automatically adjust to be the lower of (i) the conversion price then in effect for the Series D or (ii) two-thirds (2/3) of the original conversion price of $10.43919 per share.
If the IPO price per share is less than $22.8055 per share (or 2.0 times the Series F original issuance price), the conversion price of the Series F convertible preferred stock will automatically adjust to be the lower of the (i) the conversion price then in effect for the Series F convertible preferred stock or (ii) the Series F convertible preferred stock original issuance price of $11.40275 multiplied by a fraction, the denominator of which is the Series F convertible preferred stock preference of $22.8055 per share and the numerator of which is the IPO price.
If the IPO price per share is less than $15.00131 per share (or the Series G original issuance price) the conversion price of the Series G convertible preferred stock will automatically be adjusted to the IPO price concurrently with the closing of the IPO.
If the conversion ratio of the Series D, F and G convertible preferred stock is adjusted based on the ratchet provisions above, we may need to recognize a beneficial conversion charge in an amount that equals the difference between the adjusted conversion price and the price of the Series D, F and G convertible preferred stock on issuance.
Voting Rights
Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of the Series A, B, C, D, F and G convertible preferred stock, voting together as a single class, have the right to elect six directors. The holders of the Series E and H convertible preferred stock and the common stock, voting together as a single class, have the right to elect the two remaining directors.
Liquidation Rights
In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the Series A, B, C, D, E, F, G and H convertible preferred stockholders are entitled to receive their respective per share liquidation preference, adjusted for any stock splits, recapitalizations, stock dividends or the like, plus all declared but unpaid dividends. Following distribution of the liquidation preferences to the Series A, B, C, D, E, F, G and H convertible preferred stockholders, the remaining assets of the Company available for distribution to stockholders shall be distributed among the holders of the common stock and to the holders of the Series A, B, C, D and G convertible preferred stock, based on the number of shares of common stock held by each on an as-if converted basis, subject to certain limitations.
Any acquisition of the Company by means of merger or other form of corporate reorganization in which the outstanding shares of the corporation are exchanged for securities or other consideration issued,

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
9. Convertible Preferred Stock (continued)
or caused to be issued, by the acquiring corporation or its subsidiary (other than a reincorporation transaction), a sale of all or substantially all of the assets of the Company, or in the event that the Company transfers or grants a perpetual exclusive license of all or substantially all of the Company’s intellectual property, shall be treated as a liquidation, dissolution, or winding-up of the corporation and shall entitle the holders of convertible preferred stock and common stock to receive at the closing in cash, securities, or other property amounts as specified in above.
Dividend Rights
The Series A, B, C, D, F and G convertible preferred stockholders are entitled to receive dividends at a rate equal to their initial issuance price per share, as adjusted for any stock splits, recapitalizations, stock dividends or the like. Such dividends are noncumulative and payable out of funds legally available if declared by our board of directors. After the payment of these dividends, any additional dividends declared by our board of directors out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.
Redemption Rights
Our convertible preferred stock does not contain any fixed or determinable redemption features.
10. Stock-based Compensation
Equity Incentive Plans
In September 2007 and as amended in January 2009, we adopted the Omnibus Securities and Incentive Plan (the “Plan”). The Plan is administered by our board of directors or designated person(s). Under the Plan, the plan administrator is allowed to determine various terms and conditions of our option and restricted stock grants, including option expiration dates (generally ten years from the date of grant), vesting terms (generally over a four-year period) and payment terms.
The Plan provides for stock option grants at an exercise price as determined by the plan administrator, but in the case of incentive stock options, not less than 100% of the fair market value of the common stock subject to the option on the date of grant and 110% for owners of 10% or more of our common stock. The Plan also provides for restricted stock grants. The purchase price of restricted stock under these awards is determined by the plan administrator. We also established a Sub-Plan of the Plan in the United Kingdom under which we were permitted to make grants of options to employees subject to tax in the United Kingdom.
In our accompanying consolidated statements of operations, we recognized stock-based compensation for our employees and non-employees as follows:
	Year Ended December 31,
	2020	2019
	(in thousands)
Research and development	$810	$672
Sales and marketing	2,071	2,067
General and administrative	707	1,137
Total stock-based compensation	$3,588	$3,876
As of December 31, 2020 and 2019, we have not recorded any stock-based compensation related to our stock option awards, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition because the performance condition is not probable of occurring until a qualifying liquidity event (qualified

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
10. Stock-based Compensation (continued)
IPO or change of control) has occurred. If a qualifying liquidity event had occurred on December 31, 2020, we would have recorded $9.9 million in additional stock-based compensation related to our stock options, RSAs, RSUs and SARs that vest upon the satisfaction of a performance condition.
Determination of Fair Value
The estimated grant-date fair value of all our stock options and warrants was calculated using the Black-Scholes option pricing model, based on the following assumptions:
	Year Ended December 31,
	2020	2019
Expected term (in years)	6.02
Risk-free interest rate	0.52%
Expected volatility	44%	N/A
Dividend rate	0%
We determined the assumptions for the option pricing model as discussed below. Each of these inputs is subjective and generally requires significant judgment to determine. No stock options or warrants were granted in 2019.
Expected Term—The expected term represents the period that our stock-based awards are expected to be outstanding. For option grants that are considered to be “plain vanilla,” we determine the expected term using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the stock-based awards. For other option grants, we consider several factors in estimating the expected term including the expected lives used by a peer group of companies within our industry that we consider to be comparable to our business, the historical option exercise behavior of our employees and post-vesting employment termination behavior taking into account the contractual life of the award. The expected term for options or warrants issued to non-employees is the contractual term.
Risk-Free Interest Rate—The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the date of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the stock-based awards’ expected term.
Expected Volatility—Since we do not have a trading history of our common stock, the expected volatility was derived from the average historical stock volatilities of several unrelated public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock-based awards.
Dividend Rate—The expected dividend is zero as we have not paid and do not anticipate paying any dividends in the foreseeable future.
Fair Value of Common Stock—Because there is no public market for our common stock as we are a private company, our board of directors has determined the fair value of the common stock by considering a number of objective and subjective factors, including having valuations of our common stock performed by an unrelated valuation specialist, valuations of comparable peer companies, sales of our convertible preferred stock to unrelated third parties, operating and financial performance, the lack of liquidity of our capital stock, and general and industry-specific economic outlook. The fair value of our common stock will be determined by our board of directors until such time as our common stock is listed on an established stock exchange.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
10. Stock-based Compensation (continued)
The following table summarizes stock option, RSA and RSU activity under the Plan and related information:
	Options Outstanding					RSAs and RSUs Unvested and Outstanding
	Shares Available for Grant	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of Outstanding Options (In thousands)	Number of Shares	Weighted- Average Grant Date Fair Value
Outstanding—January 1, 2019	2,416,052	6,154,352	$5.49	4.92	$25,338	2,456,444	$7.55
Awards authorized	—
Options granted	—
RSUs granted	(635,926)					635,926	$11.10
RSUs vested	—					(272,719)	$8.59
RSUs cancelled	131,841					(131,841)
SARs cancelled	2,574		$7.77
Options exercised	—	(252,946)	$3.86
Options cancelled	974,293	(974,293)	$7.46
Outstanding—December 31, 2019	2,888,834	4,927,113	$5.08	4.22	$29,034	2,687,810	$8.28
Awards authorized	—
Options granted	(1,061,029)	1,061,029	$4.61
RSUs granted	(1,742,159)					1,742,159	$10.95
RSUs vested	—					(296,322)	$9.11
RSUs cancelled	97,238					(97,238)
SARs cancelled	945
Options exercised	—	(305,828)	$1.96
Options cancelled	206,833	(206,833)	$6.75
Outstanding December 31, 2020	390,662	5,475,481	$6.36		$25,495	4,036,409	$9.35
Exercisable—December 31, 2020		3,941,210	$5.08	3.10	$23,802
Stock Options
The weighted-average grant date fair value of options granted for the years ended December 31, 2020 and 2019 was $4.61 and nil per share, respectively. The aggregate intrinsic value of options exercised was $3.4 million and $2.8 million for the years ended December 31, 2020 and 2019, respectively.
As of December 31, 2020, total unrecognized stock-based compensation related to unvested stock options was $5.3 million. These costs are expected to be recognized over a weighted-average period of 3.81 years as of December 31, 2020. Certain stock options vest only upon IPO or other performance conditions.
Restricted Stock Awards
As of December 31, 2020, the total unrecognized stock-based compensation related to unvested RSAs is $0.3 million.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
10. Stock-based Compensation (continued)
Certain RSAs issued during 2012 and 2013 relate to common stock issued in exchange for loans in the amount of the exercise price of the awards. The awards were also subject to a performance condition that is not probable until an IPO occurs. Because the notes were considered to be in-substance nonrecourse notes receivable, the awards are treated as a stock options for accounting purposes.
Restricted Stock Units
For those RSUs subject to occurrence of a performance condition, because the performance condition is not probable until an IPO or certain merger and acquisition events have occurred, we have not recorded any stock-based compensation to date. As of December 31, 2020, the unrecognized stock-based compensation related to unvested RSUs not subject to performance conditions is $11.6 million.
Stock Appreciation Rights (SARs)
The Plan provides for the award of Stock Appreciation Rights that are granted in connection with a related option to certain employees. In 2014, we granted SAR awards to certain employees which vest subject to the occurrence of performance conditions and may be settled at the option of the employee, by exercise into shares, or cash settled for the difference between the market price on the date of exercise and the exercise price. As a result, these SARs, subject to consideration of performance conditions, will be recorded in our consolidated statements of financial position as a liability until the date of settlement.
The fair value of each SAR award is estimated using a similar method described for stock options. The fair value of each vested SAR award is recalculated at the end of each reporting period and the liability and expense adjusted based on the new fair value. Because these SARs vest upon an IPO and the satisfaction of other performance conditions and because these performance conditions are not probable to occur until an IPO has occurred, we have not recorded any stock-based compensation for the years ended December 31, 2020 and 2019 or recorded a liability related to these SAR grants as of December 31, 2020.
We granted 18,802 SAR awards with a weighted average exercise price of $7.77 and a contractual term of 10 years. As of December 31, 2020, 3,391 SAR awards were outstanding with a weighted average grant date fair value of $3.93, a weighted average remaining contractual term of 3.7 years and an aggregate intrinsic value of $0. As of December 31, 2019, 4,336 SAR awards were outstanding with a weighted average grant date fair value of $3.93, a weighted average remaining contractual term of 4.8 years and an aggregate intrinsic value of $0.
Stock-Based Awards Granted Outside of Equity Incentive Plans
Warrants
From 2007 to 2016, we issued warrants to purchase shares of common stock to certain third-party advisors, consultants and financial institutions with exercise prices ranging from $0.0017 to $8.28 per share. The exercise period of the warrants is until the earlier of the closing of an IPO, the closing of a deemed liquidation event or the end of the warrant term. These warrants vest immediately.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
10. Stock-based Compensation (continued)
The following table summarizes warrant activity outside of the Plan and related information:
	Warrants Outstanding
	Number of Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years)	Aggregate Intrinsic Value of Outstanding Warrants
	(In thousands)
Outstanding—January 1, 2019	806,384	$6.66	4.11	$3,035
Warrants granted	—	—
Warrants expired	(176,471)	$11.27
Warrants exercised	—	—
Outstanding—December 31, 2019	629,913	$5.37	3.66	$3,916
Warrants granted	—	—
Warrants expired	(8,824)	$0.56
Warrants exercised	—	—
Outstanding—December 31, 2020	621,089	$4.96
Exercisable—December 31, 2020	621,089	$4.96	3.89	$1,858
11. Income (Loss) Per Share
We apply the two-class method to calculate basic and diluted income (loss) per share attributable to common stockholders as shares of our convertible preferred stock are participating securities due to their participation rights. The two-class method is an earnings allocation method under which earnings per share is calculated for common stock considering a participating security’s rights to undistributed earnings as if all such earnings had been distributed during the period. Our participating securities are not included in the computation of loss per share attributable to common stockholders in periods of net loss because the convertible preferred stockholders have no contractual obligation to participate in losses.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
11. Income (Loss) Per Share (continued)
	Year Ended December 31,
	2020	2019
	(In thousands, except share and per share data)
Numerator:
Basic and diluted:
Net income (loss)	$4,357	$(20,514)
Less: undistributed earnings allocated to participating securities	(2,688)	—
Net income (loss) attributable to common stockholders	$1,669	$(20,514)
Denominator:
Weighted-average shares used in computing income (loss) attributable to common stockholders, basic	16,816,178	15,275,129
Weighted-average shares used in computing income (loss) attributable to common stockholders, diluted	20,186,802	15,275,129
Net income (loss) per share attributable to common stockholders:
Basic	$0.10	$(1.34)
Diluted	$0.08	$(1.34)
The following weighted-average shares have been excluded from the calculation of diluted income (loss) per share attributable to common stockholders for each period presented because they are anti-dilutive:
	Year Ended December 31,
	2020	2019
Convertible preferred stock	27,652,451	27,652,451
Options to purchase common stock	1,867,546	2,572,310
Warrants	297,299	425,092
Restricted stock units	233,782	405,415
Total shares excluded from diluted income (loss) per share	30,051,078	31,055,268
Unaudited Pro Forma Basic and Diluted Net Loss Per Share
Pro forma basic and diluted net loss per share attributable to common stockholders was computed to give effect to the automatic conversion of all series of convertible preferred stock using the if-converted method as though the conversion had occurred as of the beginning of the period or the original date of issuance, if later. In addition, the pro forma share amounts give effect to our stock options, RSAs, RSUs and SARs that have satisfied the service condition as of December 31, 2020 and will vest upon the satisfaction of a qualified liquidity event, which was assumed to occur as of the beginning of the period. Also, pro-forma share amounts assume that warrants that expire upon an IPO are exercised. The unaudited pro forma basic and diluted net loss per share do not give effect to the Notes issued on July 1, 2021 or the potential exchange of those Notes for Convertible Notes (see Note 14) . If we elect to exchange the Notes for Convertible Notes, diluted earnings per share in future periods could be impacted if, under the if-converted method, the effect would be more dilutive.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
11. Income (Loss) Per Share (continued)
The following table sets forth the computation of our unaudited pro forma basic and diluted net income (loss) per share attributable to common stockholders:
Year Ended December 31, 2020
(In thousands, except share and per share data)
Numerator:
Net income	$4,357
Stock-based compensation expense, net of tax, recorded upon a qualifying event	(9,346)
Net loss attributable to common stockholders used in computing pro forma net loss per share, basic and diluted	$(4,989)
Denominator—basic and diluted:
Weighted-average shares used in computing pro forma net loss per share, basic and diluted	16,816,178
Weighted-average pro-forma adjustment to reflect conversion of convertible preferred into common stock in accordance with the terms of the outstanding convertible preferred stock	27,652,451
Weighted-average pro-forma adjustment to reflect assumed vesting of RSUs and RSAs upon consummation of our expected initial public offering	1,372,277
Weighted average pro-forma adjustment to reflect assumed exercise of warrants due to acceleration of expiration of the warrants	244,619
Weighted-average shares used in computing pro forma net loss per share, basic and diluted	46,085,525
Pro forma net loss per share, basic and diluted	$(0.11)
12. Income Taxes
The components of income (loss) from continuing operations before income taxes and the income tax expense (benefit) are as follows:
	Year Ended December 31,
	2020	2019
	(In thousands)
United States	$(8,213)	$(13,028)
Foreign	15,863	(2,006)
Income (Loss) before provision for income taxes	$7,650	$(15,034)

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
12. Income Taxes (continued)
	Year Ended December 31,
	2020	2019
	(In thousands)
Current provisions for income taxes:
Federal	$—	$(43)
State	81	12
Foreign	5,468	5,652
Total current	5,549	5,621
Deferred tax benefit:
Federal	226	170
State	46	40
Foreign	(2,528)	(351)
Total deferred tax benefit	(2,256)	(141)
Provision for income taxes	$3,293	$5,480
The reconciliation of the statutory federal income tax and our effective income tax is as follows:
	Year Ended December 31,
	2020	2019
Tax at statutory federal rate	21.0%	21.0%
State tax—net of federal benefit	(3.9)%	1.8%
Foreign withholding taxes	25.4%	—
Foreign rate differential	(9.6)%	(0.9)%
Stock compensation and other permanent items	10.0%	(16.5)%
Tax rate change	(3.4)%	—
Uncertain tax positions	(11.2)%	(13.7)%
Change in valuation allowance	(32.0)%	(34.7)%
GILTI Inclusion—US	59.4%	—
Foreign tax credit carryforwards	(5.9)%	—
Capital loss carryforwards	(19.9)%	—
Return to provision adjustments	11.8%	8.0%
Other	1.3%	(1.5)%
Effective tax rate	43.0%	(36.5)%
Deferred taxes are the result of temporary differences between the bases of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets and liabilities at December 31, 2020 and 2019 were comprised of the following:

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
12. Income Taxes (continued)
	December 31,
	2020	2019
	(In thousands)
Deferred tax assets:
Net operating loss carryforwards	$31,930	$39,762
Foreign tax credit carryforwards	479	—
Capital loss carryforwards	4,036	—
Stock-based compensation	861	771
Accruals, reserves, and other	6,409	4,455
Allowance for doubtful accounts	1,003	787
Gross deferred tax assets	44,718	45,775
Valuation allowance	(41,201)	(43,608)
Total deferred tax assets	3,517	2,167
Deferred tax liabilities:
Intangible assets and capitalized software	(4,139)	(4,863)
Total deferred tax liabilities	(4,139)	(4,863)
Net deferred tax liability	$(622)	$(2,696)
Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the recorded cumulative net losses in prior fiscal periods, we recorded a valuation allowance of $41.2 million and $43.6 million against the U.S. deferred tax assets as of December 31, 2020 and against the U.S. and U.K. deferred tax assets as of December 31, 2019, respectively. The net valuation allowance decreased by $2.4 million and increased by $5.2 million for the years ended December 31, 2020 and 2019, respectively.
As of December 31, 2020 and 2019, we had U.S. federal net operating loss carryforwards of $105.8 million and $129.1 million, respectively. The federal net operating loss carryforwards will expire at various amounts beginning in the year ending December 31, 2031, if not utilized. As of December 31, 2020 and 2019, we had state net operating loss carryforwards of $126.3 million and $128.8 million, respectively. State net operating losses will expire at various amounts beginning in the year ending December 31, 2024, if not utilized.
Utilization of the net operating losses may be subject to an annual limitation provided for in the Code under Section 382 and similar state codes. As of December 31, 2020, $8.2 million of federal net operating losses are currently limited from use under such provisions and any annual limitation could result in the expiration of net operating loss carryforwards before utilization.
While we have recognized the U.S. federal tax impact on a portion of the undistributed earnings of our foreign subsidiaries under the Tax Cuts and Jobs Act, enacted in 2017 (“Tax Act”), our policy with respect to foreign earnings remains unchanged and we consider them to be indefinitely reinvested. Upon distribution of those earnings in the form of a dividend or otherwise, the Company could be subject to taxes, including withholding taxes payable to various foreign countries, for which a deferred tax liability is not currently recognized.
In January 2018, the FASB issued FASB Staff Question and Answer Topic 740, No. 5: Accounting for Global Intangible Low-Taxed Income (“GILTI”), which provides guidance on accounting for the GILTI provisions of the Tax Act. The GILTI provisions impose a tax on foreign income in excess of a deemed return

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
12. Income Taxes (continued)
on tangible assets of foreign corporations. The guidance allows accounting for tax on GILTI to be treated as a deferred tax item or as a component of current period income tax expense in the year incurred, subject to an accounting policy election. The Company has elected to account for tax on GILTI as a component of current period income tax expense in the year incurred.
Unrecognized Tax Benefits
The activity related to the gross amount of unrecognized tax benefits is as follows:
	Year Ended December 31
	2020	2019
	(In thousands)
Beginning balance	$2,087	$33
Decreases based on tax positions related to prior year	(1,243)	(33)
Additions based on tax positions related to prior year	67	1,793
Additions based on tax positions related to current year	321	294
Ending balance	$1,232	$2,087
If recognized, our gross unrecognized tax benefits would not have a material impact on our effective tax rate for the year ended December 31, 2020. While it is often difficult to predict the outcome of any particular uncertain tax position, we believe it is reasonably possible that our unrecognized tax benefits will increase approximately $0.2 million during the next twelve months. We further expect that the amount of unrecognized tax benefits will continue to change in the future as a result of ongoing operations, the outcomes of audits, and the expiration of the statute of limitations. This change is not expected to have a significant impact on our results of operations or financial condition.
We recognize accrued interest and penalties related to unrecognized tax benefits in our income tax (benefit) provision. For the years ended December 31, 2020 and 2019, we recognized $(0.1) million and $0.4 million accrued interest and penalties, respectively, which are reflected in the table above.
We are subject to taxation in the United States, various states, and several foreign jurisdictions. We establish reserves for open tax years for uncertain tax positions that may be subject to challenge by various taxing authorities. The consolidated tax provision and related accruals include the impact of such reasonably estimable losses and related interest and penalties as deemed appropriate. United States and foreign jurisdictions have statute of limitations generally ranging from 3 to 5 years. However, the statute of limitations does not begin for years that a net operating loss carryforward was generated until the loss is applied against taxable income. In that scenario, the taxing authority can only make adjustments in the original loss year to the extent of the net operating loss. Open audit years in the United States are 2013 through 2019 and in the U.K. are 2017 through 2019. We are currently under audit in Israel for 2018 and 2019.

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
13. Segment Information
The following table represents total revenue based on where our marketers are physically located:
	December 31,
	2020	2019
	(In thousands)
USA	$288,789	$258,377
Europe, the Middle East and Africa (EMEA)	398,923	347,696
Other	79,430	81,260
Total revenue	$767,142	$687,333
Our property, equipment and capitalized software, net by geographic location are summarized as follows:
	December 31,
	2020	2019
	(In thousands)
USA	$22,069	$20,475
EMEA	2,264	2,918
Other	423	1,139
Total property, equipment and capitalized software, net	$24,756	$24,532
14. Subsequent Events
We evaluated subsequent events through July 14, 2021, the date these consolidated financial statements were issued.
Reverse Stock Split
In connection with the IPO, our board of directors and stockholders approved a 1-for-1.70 reverse stock split of our common stock. The reverse stock split became effective on July 13, 2021. The par value of the common stock was not adjusted as a result of the reverse stock split. In addition, adjustments corresponding to the reverse stock split were made to the ratio at which the convertible preferred stock will convert into common stock immediately prior to the closing of the IPO, in accordance with existing terms of the convertible preferred stock. All share and per-share amounts for all periods presented in these financial statements and notes thereto have been adjusted retroactively to reflect the reverse stock split and adjustment of the conversion ratio of the convertible preferred stock.
15.
Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting
Firm

Subsequent to March 25, 2021:
On April 29, 2021, we were notified that the Antitrust Division of the U.S. Department of Justice is conducting a criminal investigation into the hiring in our industry that includes us. We are cooperating with the Antitrust Division. While there can be no assurance regarding the ultimate resolution of this matter, we do not believe that our conduct violated applicable law.
Senior Subordinated Secured Notes
On July 1, 2021, we completed the sale of $200 million aggregate principal amount of senior subordinated secured notes due July 1, 2026 (the “Notes”), in a private placement (the “Private Placement”)

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
15.
Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting
Firm (continued)

to one or more institutional investors affiliated with and funds managed by, The Baupost Group, L.L.C. (the “Baupost Investors”), pursuant to a Senior Subordinated Secured Note Purchase Agreement dated July 1, 2021 (the “Note Purchase Agreement”).
We intend to exchange the Notes for Convertible Notes (described below) upon the consummation of this offering. Upon issuance of the Convertible Notes, all the Notes and the obligations thereunder shall be canceled and extinguished.
Exchange of Notes for Convertible Notes
Pursuant to the Note Purchase Agreement, we agreed that upon the consummation of our initial public offering or a similar liquidity event (an “IPO”) that results in our having a pre-money equity value of less than or equal to $2 billion, we will, at our option, either (i) exchange all the Notes for newly-issued five-year Convertible Senior Notes (the “Convertible Notes”) having an aggregate principal amount equal to the Minimum Note Redemption Price (described below) or (ii) redeem all the Notes for cash in an amount equal to the Minimum Note Redemption Price. The Minimum Note Redemption Price will be equal to the greater of (a) $236 million if the IPO occurs on or before August 15, 2021 (or $240 million if the IPO occurs after August 15, 2021 but on or before December 31, 2021) and (b) an internal rate of return of 16% per annum, compounded quarterly and determined under the Note Purchase Agreement. As noted above, we intend to exchange the Notes for the Convertible Notes upon the consummation of this offering.
The Convertible Notes will have a term of five (5) years. The initial conversion rate for the Convertible Notes per $1,000 principal amount of Convertible Notes will be a number of shares of common stock equivalent to a conversion price of 125% of the initial public offering price of our common stock. The Convertible Notes will bear a stated interest equal to the greater of (A) 2.95% per annum and (B) 2.95% per annum plus (x) the closing yield of the 5-year U.S. Treasury Rate as of the business day immediately prior to the day of issuance of the Convertible Notes minus (y) 0.80%, rounded up to the next highest 0.05% increment. Holders of the Convertible Notes may, at their option, convert all or any portion of their Convertible Notes into shares of our common stock at any time until the second scheduled trading day immediately preceding the maturity date, at the conversion rate then in effect. We will settle conversions of the Convertible Notes by paying or delivering, as the case may be, cash, shares of our common stock, or a combination thereof, at our election.
In connection with the Private Placement and the execution of the Note Purchase Agreement, we agreed to a form of indenture for the Convertible Notes (“Convertible Notes Indenture Form”) that will govern the Convertible Notes when issued upon the consummation of the IPO. Pursuant to the Convertible Notes Indenture Form, we agreed to issue Convertible Notes with an aggregate principal amount equal to the Minimum Note Redemption Price. If we undergo a fundamental change (as defined in the Convertible Notes Indenture Form) prior to the five-year maturity date, holders may, at their option, require us to repurchase for cash all or any portion of their Convertible Notes at a price equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date. We may not redeem the Convertible Notes prior to the third-year anniversary of their issuance. On or after such third-year anniversary, we may, at our option, redeem for cash all or any portion of the Convertible Notes, if the last reported sale price of our common stock has been at least 130% of the conversion price on each of at least 20 trading days during the 30 consecutive trading day period ending on and including the trading day preceding the date on which we provide notice of redemption, at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date. In addition, calling any Convertible Note for redemption will constitute a “make-whole fundamental change” with respect to that Convertible Note, in

OUTBRAIN INC.
Notes to Consolidated Financial Statements
As of and For Years Ending December 31, 2020 and 2019
15.
Events (Unaudited) Subsequent to the Date of the Report of Independent Registered Public Accounting
Firm (continued)

which case the conversion rate applicable to the conversion of that Convertible Note will be increased if it is converted by holders after it is called for redemption.
The Convertible Notes will also include standard provisions regarding “fundamental changes,” “make-whole fundamental changes,” adjustments to conversion rates upon the happening of specified events, events of default and remedies, customary for public company convertible notes. The Bank of New York Mellon has agreed to act as trustee for the Convertible Notes.
SVB Subordination Agreement
The Notes issued in the Private Placement, which will be exchanged and cancelled upon the IPO, bear interest that accrues at the rate of (i) prior to July 1, 2024, 10.0% per annum and (ii) on and after July 1, 2024, 14.5% per annum, and is payable, in cash or in kind at our option, quarterly. The Notes are our senior secured obligations and will, on a date on or before 60 days following the closing of the Private Placement, be guaranteed, on a senior secured basis by certain of our wholly-owned subsidiaries and secured by a second priority lien on all of our and their tangible and intangible assets, subject to certain excluded assets, permitted liens and customary exceptions. Subject to certain exceptions, the Note Purchase Agreement limits our ability to incur debt, pay dividends or make restricted payments, sell or dispose assets, incur liens securing debt, enter into affiliate transactions, or merge or sell all or substantially all our assets. The agreement contains customary events of default including, nonpayment of principal or interest, breach of negative covenants or fundamental representations, and certain bankruptcy or insolvency events.
In connection with the Revolving Credit Facility and our entering into the Note Purchase Agreement, SVB, the Baupost Investors and the Bank of New York Mellon as collateral agent for the Notes, entered into a subordination agreement, dated as of July 1, 2021, pursuant to which (i) SVB, as senior creditor, consented to our entering into Note Purchase Agreement and related loan documents and (ii) the Baupost Investors agreed to subordinate our obligations to them under the Notes to our obligations to SVB.

Outbrain

Delivering Media Owners Best-in-Class User Engagement and Monetization ...

> Outbrain has been an **important part of our ecosystem since 2012.** Through our partnership with Outbrain, advertisers can engage with our unique and high converting audience and optimize for their ROAS (return on advertising spend) objectives on a truly global basis. Microsoft looks forward to further empowering advertisers by growing our partnership with Outbrain as **together we advance ad quality** standards and embrace cloud solutions for advanced analytics.

Kya Sainsbury-Carter, VP, Global Partner Sales at Microsoft

> In the nearly 10 years we've been partners, Outbrain has been **a trusted technology provider** that has provided not only monetization but the **versatility to grow** with our needs in the ever-changing publishing landscape.

Brad Elders, COO at New York Post

> Outbrain has been an increasingly **important partner since 2011, providing technology and products for many of our teams**, helping us improve **user engagement and retention**, as well as monetization.

David Gibbs, Director, Group Content & Advertising Products at Sky

... While Delivering Advertisers Best-in-Class User Engagement and ROAS:

Our partnership with Outbrain has been incredibly successful. In terms of consistency, high spend, and customer volume, **Outbrain has exceeded our expectations**, delivering **some of the highest value customers** to our business.

James Nellany, Global Head Of Digital Marketing, Naked Wines

Outbrain has once again shown excellent results in our campaign, based on three areas of performance. This enabled us to generate quality traffic to our website, and above all, **increase our leads** in terms of brochure downloads, dealer contact, and road tests in a very competitive market and period.

Bart De Leeuw, Marketing Manager HONDA Benelux – Cars Division

Outbrain is our **top performing Native channel** which helps us **drive quality premium subscribers** to the Lifesum app.

Manjusha Thomas, Senior Marketing Manager, Lifesum

8,000,000 Shares
Common Stock
Citigroup	Jefferies	Barclays	Evercore ISI
JMP Securities	Needham & Company	LUMA Securities